As confidentially submitted to the Securities and Exchange Commission on May 5, 2021.
This Amendment No. 1 to the draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Convey Holding Parent, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	84-2099378 (I.R.S. Employer Identification No.)

100 SE 3rd Avenue, 26th Floor
Fort Lauderdale, FL 33394
(800) 559-9358
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen C. Farrell
Convey Holding Parent, Inc.
100 SE 3rd Avenue, 26th Floor
Fort Lauderdale, FL 33394
(800) 559-9358
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
William V. Fogg Michael E. Mariani Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000	Michael Kaplan Derek J. Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Includes the aggregate offering price of the additional shares of our common stock that the underwriters have the option to purchase from us.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED            , 2021
PRELIMINARY PROSPECTUS
           Shares
Convey Holding Parent, Inc.
Common Stock
$     per share

This is an initial public offering of shares of the common stock of Convey Holding Parent, Inc. We are offering shares of our common stock to be sold in this offering.
Prior to this offering, there has been no public market for shares of our common stock. We estimate that the initial public offering price per share will be between $       and $      . We intend to apply to list our shares of common stock on the New York Stock Exchange (the “NYSE”) under the symbol “CNVY.”
Upon the completion of this offering, we will be a “controlled company” as defined in the corporate governance rules of the NYSE, and, therefore, will qualify for, and intend to rely on, exemptions from certain governance requirements. See “Management — Controlled Company.”
We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, under applicable Securities and Exchange Commission (“SEC”) rules, we have elected to comply with certain reduced public company reporting and disclosure requirements.
Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our common stock.
Neither the SEC nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)
See “Underwriting (Conflicts of Interest)” for a description of compensation to be paid to the underwriters.

To the extent that the underwriters sell more than     shares of our common stock, we have granted the underwriters the option for a period of 30 days from the date of this prospectus to purchase up to an additional      shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions.
The underwriters expect to deliver the shares of common stock against payment in New York, New York on            , 2021.

BofA Securities	Goldman Sachs & Co. LLC	J.P. Morgan	Barclays
TPG Capital BD, LLC	Truist Securities	Canaccord Genuity

Prospectus dated            , 2021.

Neither we nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.
The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of the shares of our common stock and the distribution of this prospectus outside the United States.
Through and including            , 2021 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

BASIS OF PRESENTATION
In this prospectus, unless the context otherwise requires, “Convey Health,” the “Company,” “we,” “us” and “our” refer to Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.) and its consolidated subsidiaries, which includes our main operating subsidiary, Convey Health Solutions, Inc.
Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.) was formed on June 13, 2019 for the purpose of acquiring Convey Health Solutions, Inc. On September 4, 2019, Cannes Parent, Inc., a direct subsidiary of Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.), entered into a merger agreement to acquire all of the outstanding stock of Convey Health Solutions, Inc. through the merger of Cannes Merger Sub, Inc. and Convey Health Parent, Inc. (the “Merger”), with Convey Health Parent, Inc. surviving the merger as a direct subsidiary of Cannes Parent, Inc. The Merger principally occurred through an investment from TPG Cannes Aggregation, L.P., which is primarily funded by partners of TPG Partners VIII, L.P. and TPG Healthcare Partners, L.P. or any parallel fund or their alternative investment vehicles. In this prospectus, unless the context otherwise requires, “TPG” and “our principal stockholder” refer to investment funds affiliated with TPG Global, LLC, including TPG Cannes Aggregation, L.P.
The Merger resulted in a new accounting basis. The consolidated financial statements and related notes thereto presented elsewhere in this prospectus are presented on a Successor and Predecessor basis. The period from January 1, 2019 to September 3, 2019 reflects the historical financial information for Convey Health Parent, Inc. and its subsidiaries prior to the closing of the Merger (the “Predecessor”). The period from June 13, 2019 to December 31, 2019 and the year ended December 31, 2020 reflects the historical financial information for Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.) and its subsidiaries (the “Successor”). The Predecessor and Successor consolidated financial information presented elsewhere in this prospectus is not comparable due to the impacts of the Merger, including the application of acquisition accounting in the Successor financial statements as of September 4, 2019.
Effective April 21, 2021, Cannes Holding Parent, Inc. amended its certificate of incorporation to change its corporate name to “Convey Holding Parent, Inc.” The amendment was approved by our Board of Directors and was effected by the filing of a Certificate of Amendment with the Delaware Secretary of State.

ii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to invest in shares of our common stock. Before investing in shares of our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. In this prospectus, unless the context otherwise requires, “Convey Health,” the “Company,” “we,” “us” and “our” refer to Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.) and its consolidated subsidiaries, which includes our main operating subsidiary, Convey Health Solutions, Inc.
Our Mission
Our mission is to drive health plan growth and member engagement by leveraging proprietary technology and processes.
Our core values — integrity, teamwork, and regulatory compliance — are the foundation upon which we approach the market.
Business Overview
Convey Health is a leading healthcare platform that utilizes technology and processes to improve government-sponsored health plans, including Medicare Advantage (“MA”). We are a trusted solutions-oriented partner to payors and deliver purpose-built technology and services to enhance our clients’ mission-critical workflows. Our solutions address health plan needs, including product development and sales, member experience management, clinical management, core operations, business intelligence and analytics. Leveraging our technology and expert advisory services, we serve as a unified and integrated extension of our clients’ core health plan operations. Our proprietary, modular technology and end-to-end solutions replace or supplement our clients’ existing systems and processes, enabling us to help health plans attract and retain members, improve revenue accuracy, drive cost savings, facilitate regulatory compliance, and enhance operational effectiveness.
Since our inception, we have created and continuously refined our technology solutions to best serve government-sponsored health plans. Our clients are primarily Medicare Advantage plans, Medicare Part D plans (“PDP”) including Employer Group Waiver plans (“EGWP”) and pharmacy benefit managers (“PBM”). As of December 31, 2020, our solutions managed over 2.5 million MA members and 1.6 million PDP members. Additionally, our value-based analytics, which are powered by our 28 million member data set, provided actionable insights for nearly 2.1 million MA members in 2020. In total, our solutions addressed over 19% of MA lives.
We foster long-term collaborative partnerships as evidenced by our average relationship with our top 10 clients of over eight years, and we serve as a partner to seven of the nation’s top 10 MA payors by lives covered. We believe that we have significant opportunity to grow within our existing client base as the majority of our clients currently subscribe to only a subset of our overall solutions and services. Moreover, we believe we have significant opportunity to grow by winning new clients in the MA market, by selling more products to our existing clients, by expanding into adjacent markets such as Medicaid and commercial insurance, and through complimentary strategic acquisitions.
Our clients face significant and constantly evolving challenges managing their Medicare health plans:
•
Increasingly Competitive Environment for Medicare Plans:   Effective benefit design and sales are critical to retaining and growing members during the Medicare annual enrollment period. Once members are enrolled in a plan, effective member engagement and supplemental benefits administration are paramount to ensuring strong satisfaction and retention. Moreover, the proliferation of value-based reimbursement models such as MA requires effective member management and broad ecosystem coordination, which fall outside the core competencies of many health plans.

•
Compliance with Centers for Medicare and Medicaid Services (“CMS”) Requirements:   Constantly evolving CMS and client requirements result in hundreds of modifications per year that inhibit the operational effectiveness and capabilities of health plans. Our purpose-built government sector technology platform addresses these constantly evolving requirements.
•
Complex and Highly Regulated Medicare Market:   Many health plans enter the government plan market by simply adapting their existing systems designed for the commercial insurance market. As a result, the technology they employ often lacks the sophistication and design needed to effectively maintain and administer benefits tailored for the complex and highly regulated Medicare market.

Health plans increasingly recognize the need for specialized solutions like ours to help them overcome these challenges and drive superior performance. We believe our proprietary technology and processes facilitate member engagement, health plan growth and operational efficiencies:
•
We Drive Member Engagement and Health Plan Growth in the Highly Attractive Medicare Advantage Market

MA is a highly attractive and fast-growing market, with membership expected to increase by 38% from 2020 to 2025, according to the Kaiser Family Foundation. This outsized growth is supported by higher member satisfaction, lower costs, and better member outcomes of managed plans as compared to traditional Medicare plans. Moreover, MA lives are attractive to health plans as they provide a higher value per covered person than commercial lives. Between 2016 and 2018, the annual gross margin per covered person in the MA market averaged $1,608.00, approximately double the annual gross margin per covered person in the commercial insurance market. According to the U.S. Census Bureau, the population of U.S. seniors is expected to grow to 73.1 million by 2030, up from 56.1 million in 2020, and to increase as a percentage of the population from 17% to 21% during the same time period.
We help MA plans compete by improving benefit design, managing the member experience and core operations, administering supplemental benefits, empowering data-driven insights, and providing expert advisory services. For example, we were an early pioneer in over-the-counter (“OTC”) supplemental benefit administration, as we recognized that health plans who offered supplemental benefits could gain a competitive advantage over health plans that did not. MA plans offering OTC benefits grew their membership by 15% in 2021 compared to membership growth of only 4% for plans that did not offer such benefits. We believe we are a leader in providing technology-enabled solutions for the government-sponsored market and are well positioned to help our MA clients deliver differentiated plan offerings and drive sustained above-market growth.
•
We Drive Operational Efficiencies in a Highly Complex and Regulated Government Plan Market

We help health plans improve operational effectiveness and enhance regulatory compliance. Through our advanced plan administration and supplemental benefit administration solutions, we handle critical processes on behalf of our clients, including eligibility and enrollment, member services, order processing and fulfillment, premium billing administration, premium payment processing, utilization management, payment integrity, and regulatory compliance. We have dedicated compliance and quality-control teams that monitor evolving healthcare regulations and partner with our clients to facilitate compliance with the ever-changing set of government requirements.
Moreover, leveraging our large proprietary datasets and applied analytics, we yield actionable insights through our value-based payment assurance solutions that resolve gaps in care, improve member risk scoring, and enhance payment integrity.
In addition, our technology and processes remove friction, streamline workflows, and increase the effectiveness of each member interaction. For example, because our Advanced Plan Administration platform is a single integrated system that communicates seamlessly, we are able to improve member experience and core operations by reducing the time for a member to complete an address change with potential disenrollment by 75% and to complete a premium billing credit card transaction by 47%.
We operate in two segments: Technology Enabled Solutions (“TES”), in which we provide technology and support solutions to our clients, and Advisory Services (“Advisory”), in which we provide project-based consulting services through our long-tenured subject matter experts. Our TES and Advisory teams work collaboratively to identify new market and cross-sell opportunities, develop new technologies and solutions, and solve client challenges. We believe that our combination of technology-enabled solutions and expert advisory services gives us a competitive advantage in the government-sponsored health plan market. Our TES segment comprised approximately 85% of our consolidated revenue for the year ended December 31, 2020.
We have a highly predictable and recurring revenue model with strong cash flow from operations. We typically charge a recurring subscription or per member fee or a re-occurring utilization-based fee, which, coupled with our long-term contracts and high client revenue retention, have historically provided us with strong revenue predictability and visibility. Our TES segment historically has been highly predictable, as most of our revenue in any given year is under contract or otherwise visible by the prior year end. We evaluate client retention primarily on a revenue retention basis, and we monitor two key metrics to evaluate client retention: Gross Dollar Retention (“GDR”) and Net Dollar Retention (“NDR”). GDR measures the performance of existing solutions on an existing client basis by taking our Annual Contracted Revenue (“ACR”) at the beginning of the fiscal period and reducing it by dollar attrition during the fiscal period. Our GDR was 98% and 99% in 2020 and 2019, respectively. Our high client retention, as measured on a revenue retention basis, demonstrates the predictability of our revenue and that our existing solutions are deeply embedded in our clients’ core operations. NDR measures the performance rate of existing clients in total and before new client wins by adding cross-sell and upsell initiatives to GDR. Our NDR was 135% and 142% in 2020 and 2019, respectively, exhibiting the strength of our platform and growth of our existing client base.

Revenue Retention Rates
Gross Dollar Retention
Net Dollar Retention
99%
98%
142%
135%
2019A
2020A
2019A
2020A

We generated $82.6 million, $282.9 million, $80.4 million, and $140.7 million in revenues for the three months ended March 31, 2021, the year ended December 31, 2020, the Successor period, and the Predecessor period, respectively. We had net (loss) income of $(0.9) million, $(6.5) million, $(16.8) million, and $3.6 million for the three months ended March 31, 2021, the year ended December 31, 2020, the Successor period, and the Predecessor period, respectively. We generated Adjusted EBITDA of $15.9 million, $51.5 million, $14.0 million, and $27.5 million for the three months ended March 31, 2021, the year ended December 31, 2020, the Successor period, and the Predecessor period, respectively. See “ — Summary Consolidated Financial and Operating Data” for information regarding our use of Adjusted EBITDA, which is a non-GAAP financial measure, and a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated in accordance with GAAP. In addition, as of March 31, 2021, we had $324.2 million total aggregate principal amount of outstanding indebtedness.

Our Solutions
Technology Enabled Solutions
Our Technology Enabled Solutions Platform is Purpose-built to Comprehensively Address our Clients’ Needs
We are a solutions-oriented partner to health plans, helping them attract and retain members, improve revenue accuracy, drive cost savings, facilitate regulatory compliance, and enhance operational effectiveness. We have built a flexible architecture that enables deep and broad-based integration with client and third party systems and allows us to meet our clients’ core operational, regulatory, financial, and clinical needs.
The Backbone of our Offerings is our Proprietary Technology Platform, Miramar
Miramar reduces the number of systems that health plans need to maintain, providing a seamless, unified user experience for our clients and their members. Our clients often depend exclusively on Miramar to manage mission-critical workflows, which entrenches our client relationships and provides opportunities to both cross-sell additional offerings and develop new technologies in partnership with them. Miramar’s agile infrastructure enables us to rapidly deploy and scale new and innovative offerings. In 2020, Miramar processed over 2.2 billion automated transactions through integrated processes with health plans, members, employer groups, government entities, provider organizations, PBMs, and financial institutions. In that same time period, we facilitated over 23 million touchpoints with members on behalf of our clients.
Miramar consists of three core end-to-end solutions in addition to ancillary modular solutions:
•
Advanced Plan Administration (“APA”) Solutions:   We provide technology-based plan administration services for government-sponsored health plans. Our solution encompasses eligibility and enrollment processing, member services, premium billing and payment processing, reconciliation, and other related services.

•
Supplemental Benefit Administration (“SBA”) Solutions:   We provide technology and services to manage supplemental benefits provided to members through their MA plans. This solution is currently focused on the OTC benefit, and we expect to extend our platform into additional supplemental benefits. Our SBA solutions include benefit design and administration, member eligibility and engagement, product fulfillment, and analytics and reporting.

•
Value-Based Payment Assurance (“Value-Based”) Solutions:   We provide payment tools and data analytics to improve revenue accuracy and identify gaps in quality, clinical care, and compliance.

Advisory Services
Our Advisory Services Team Supports Payor Operations and Drives Business Model Evolution
We provide Advisory Services that complement our technology-enabled solutions in sales and marketing strategies, provider network strategies, compliance, operations, Star Ratings, quality, clinical, pharmacy, analytics and risk adjustment. We believe the trust our subject matter experts have earned with our clients gives us unique insights into, and differentiated access to, marketplace opportunities.

The Impact of Our Platform and Solutions
Utilizing our technology-enabled solutions and advisory services, we administer and support a comprehensive range of mission-critical workflows on behalf of our health plan clients across product development and sales, member engagement and core operations, clinical health outcomes, and business intelligence and analytics:

Key Payor Workflows Supported or Replaced by Our Solutions

miramar

	Product Development & Sales	Member Engagement & Core Operations	Clinical Health Outcomes	Business Intelligence & Analytics
Technology Enabled Solutions	Broker & Sales Agent Credentialing	Enrollment & Eligibility Management	Supplemental Benefits Management	Revenue Integrity
	Plan Selection	Premium Billing	Risk Adjustment	Social Determinants of Health
	Formulary Development	Financial Reconciliation	Clinical Health Integration	
		Member Services		
		Payment Processing		
Advisory Services	Product Development & Benefit Design	Claims Management	Utilization Management	Medical Informatics
	Go-to-Market Strategy	Claims Processing	Quality Management	STARs
			Provider Network & Data Management	
			Value Based Care	
Adjacent Opportunities	Pricing Development	Electronic Data Interchange	Telehealth / Virtual Care	
	Lead Management	Home Services	Clinical Information Interoperability	
	Commissions			

Compliance

Industry Backdrop
We primarily operate within the government-sponsored health plan market, which continues to benefit from strong secular tailwinds. According to U.S. Census data, the 65-and-older population in the U.S. grew by over 33% during the past decade, which has resulted in an increasingly large Medicare population base. MA enrollment grew by a 7% compound annual growth rate from 2015 to 2020 and is expected to grow at that same 7% growth rate from 2020 to 2025. In addition, MA enrollment as a percentage of total Medicare enrollment is expected to grow from 38.7% in 2020 to 46.5% in 2025. Moreover, there is increasing focus by recent presidential administrations to grow government-sponsored healthcare. In addition, CMS has embraced supplemental benefits through its MA programs as a mechanism to improve care by addressing social determinants of health through offerings like over the counter products, vision, hearing, dental, and meals. The holistic approach that MA plans can now take through supplemental benefits expansion is improving the plans’ value proposition to seniors.

Medicare Advantage Enrollment Trend
Source: Congressional Budget Office and Kaiser Family Foundation.
We believe we will continue to see long-term demand for our end-to-end platform solutions driven by the following industry tailwinds:
•
Continued growth in Medicare-eligible beneficiaries and Medicare Advantage enrollment

•
Increasing need and reliance on specialized third-party partners to manage core workflows to deliver a differentiated health plan offering amid growing competition among Medicare plans

•
Ongoing shift to Value-Based Care (“VBC”) systems like Medicare Advantage driving need for aligned benefit design, effective member management and broad ecosystem coordination

•
Increased prevalence of supplemental benefits as a means to enhance clinical outcomes and attract and retain new members

•
Increasingly complex and evolving government health plan market driving need for specialized solutions to help navigate the regulatory environment and facilitate compliance with ever-changing government requirements

Value Proposition
We believe we achieve success because we are a trusted, solutions-oriented partner to our health plan clients. We help our clients drive superior membership growth and retention, optimize revenue capture, drive cost savings, facilitate regulatory compliance, and enhance operational effectiveness.
Value to Health Plans
•
We Help Drive Superior Financial Results:   We provide solutions that help health plans increase revenue by attracting and retaining members, improving revenue accuracy and delivering cost savings.

•
Attracting and Retaining Members:   We help health plans enhance plan offerings by managing the member experience and core operations, administering supplemental benefits, empowering data-driven insights, and providing expert advisory services, which together increase the competitiveness of plans and drive strong membership growth and retention.

•
Improving Revenue Accuracy:   We harmonize disparate clinical claims and social determinants of health (“SDOH”) data and utilize sophisticated applied analytics to drive meaningful insights. We help our clients identify opportunities to enhance member risk scoring, improve clinical outcomes, increase Star Ratings, and achieve greater revenue accuracy.

•
Delivering Cost Savings:   We help health plans achieve tangible cost savings through leveraging our specialized end-to-end technology solutions and government health plan market expertise, resulting in efficient, cost-effective workflow management.

•
We Improve Quality, Compliance and Operational Effectiveness:   Our end-to-end technology platform and broad healthcare ecosystem integrations enable us to design and deploy tailor-made solutions rapidly to enhance regulatory compliance and improve operational effectiveness for our health plan clients.

•
Enhancing Regulatory Compliance:   We help health plans adhere to an ever-changing set of government requirements by leveraging our technology and our dedicated compliance, advisory, and quality control teams that monitor evolving healthcare rules and regulations.

•
Providing Complex Operational Support:   We help health plans improve operational effectiveness by utilizing technology-enabled solutions to manage mission-critical workflows and providing advisory services to improve operating model design.

Value to Members
•
We Deliver a Superior Member Experience:   Our clients depend on our member engagement solutions to deliver an outstanding member experience. Our APA and SBA solutions deliver a unified member experience and enhance member access to their benefits.

•
Delivering a Unified Member Experience:   We deliver an integrated member experience by allowing members to optimize their plan selection, effectively navigate their benefits, readily gain access to the appropriate medical care, prescription medication and over-the-counter products, and efficiently resolve their inquiries and issues. In addition, our supplemental benefits program addresses SDOH and provides meaningful value to members.

•
Enhancing Utilization of Valued Benefits:   We help drive appropriate utilization of member benefits by making it easy for members to access their benefits through our expanding suite of supplemental benefit solutions. Our omni-channel supplemental benefits management offering enables members to fully access these benefits to which they are entitled.

Competitive Strengths
Comprehensive Payor Services Platform Based on Differentiated, Solutions-Oriented Partnership Model
We believe our success is predicated on our comprehensive capabilities and track record of fostering long-term collaborative partnerships with our clients. We have strategically developed our portfolio of technology-enabled solutions and advisory services to address our clients’ mission-critical workflows. We engage closely with our health plan clients to help them attract and retain members, improve revenue accuracy, drive cost savings, facilitate regulatory compliance, and enhance operational effectiveness. Moreover, our active dialogue with our clients through our advisory team enables us to easily identify new opportunities to deploy additional solutions and services.
We serve as a solutions-oriented partner to the largest and most sophisticated clients, including seven of the top 10 MA payors in the U.S. We believe our unwavering commitment to delivering innovative and effective solutions for our clients, our comprehensive capabilities, and domain expertise have earned us our reputation as a trusted partner to the nation’s largest payors.
Purpose-Built, Scalable and Integrated Technology and Analytics Platform
We believe our proprietary technology, rich dataset, and advanced applied analytics capabilities enable us to deliver meaningful value as a partner to our health plan clients, members, and partner constituents. Our Miramar technology platform enables us to provide a seamless, unified user experience for our clients and their members. Miramar’s unified infrastructure enables us to rapidly deploy and scale new integrated solutions and services and has been a mainstay of our continued innovation. Miramar supports broad ecosystem integrations with health plans, employers groups, government bodies, provider organizations, PBMs, and financial institutions, which enables us to ingest and harmonize data from multiple sources. Our value-based payment assurance solutions integrate disparate clinical, claims, and SDOH data, and utilize sophisticated applied analytics to help our clients optimize value-based revenue and payment integrity. Our purpose-built solutions allow us to help our clients navigate the constantly evolving regulatory environment and more efficiently engage their members.

Attractive Operating Model with Contractually Recurring Revenues and High Financial Visibility
As of December 31, 2020, we had 162 clients that purchased our solutions and services. Our solutions managed over 2.5 million MA members and 1.6 million PDP members. Additionally, our value-based analytics, which are powered by our 28 million member data set, provided actionable insights for nearly 2.1 million MA members in 2020. In total, our solutions addressed more than 19% of MA lives. As the MA payor market is relatively concentrated, we expect to continue to derive a substantial portion of our total revenue from a limited number of key clients. For the year ended December 31, 2020, our two largest clients, when aggregating all the solutions and services utilized by such clients across separate contracts with multiple product delivery solutions, represented 28.6% and 17.8% of our total revenue, respectively, or collectively 46.4% of our total revenue during this period. Our two largest clients are two of the top 10 MA payors in the U.S. While we have client concentration, our longest client relationships are among our two largest clients at 16 years and 10 years, respectively, and we generally have long-term contracts with our other clients as well. In addition, we have many different contractual relationships with, and provide many different solutions to, each of our top clients. The multiple solutions we provide to our clients, the length of our contracts and the established long-term relationships we have developed with our top clients reduces the overall risk of concentration to our business.
We have generated a substantial portion of our revenue from clients on a recurring or re-occurring fee basis, which, coupled with our multi-year contracts and historically high client revenue retention, have provided high revenue predictability and visibility. We focus on maintaining long-standing relationships with our clients and serve as a strategic partner across mission-critical workflows. We believe our focus on collaborative innovation with our clients, in conjunction with the expansive set of mission-critical solutions and services we provide, results in a highly loyal client base as evidenced by our GDR of 98% and 99% in 2020 and 2019, respectively. Our high client retention, as measured on a revenue retention basis, demonstrates the predictability of our revenue and that our solutions are deeply embedded in our clients’ core operations. Our NDR was 135% and 142% in 2020 and 2019, respectively, exhibiting the strength of our platform and growth of our existing client base.
Unmatched Expertise and Breadth of Solutions for Government-Sponsored Health Plans
Based, in part, on our extensive experience and history working with many of the nation’s largest payors, we believe we have unmatched expertise and an established leadership position in government plan administration. Our TES solutions and Advisory services position us at the forefront of emerging trends across payor strategies. We believe our platform, which embodies years of research, innovation, iterations and enhancements, is a leading platform for the administration of government plans demonstrated by the fact that we serve seven of the top 10 MA payors in the U.S. Our comprehensive capabilities, extensive healthcare ecosystem integrations, and highly specialized expertise in the complex government health plan market enable us to deliver innovative solutions and superior clinical, operational, compliance, and financial outcomes for our clients.
Outstanding Management and Advisory Team with Proven Track Record of Success
Our long-tenured executive leadership team has extensive experience across the healthcare, technology, and consulting sectors and has delivered a compound annual growth rate in revenue from continuing operations of 29% from 2011 to 2020. Our CEO and CFO have a combined experience of over 28 years with Convey Health and extensive experience managing publicly traded companies. Our executive officers have on average 23 years of experience with the government health plan market. We approach the market competitively and believe that we win, in part, because of our commitment to dedicate the resources required to accomplish the goals of our clients. We believe that our Advisory team brings us closer to the market so that we remain at the forefront of trends and drive further innovation in the market. As a result of this powerful combination of services and technology, we believe that we have a strong competitive position and can adapt more rapidly to any changing conditions. Further, we believe that our innovative combination of technology and advisory expertise has transformed Convey Health into the preeminent payor solutions platform.

Growth Strategy
Cross-Sell and Upsell Existing Solutions
Our technology-enabled solutions expand regularly, and our clients often utilize more solutions over time. The flexibility of our platform and our consultative approach allow us to cross-sell more products and solutions to existing clients and expand our share of wallet with the nation’s top health plans. We also benefit from plan membership growth within existing clients, many of which are growing and gaining market share.
We believe we have significant remaining opportunity to continue our growth within our existing client base. For example, approximately 77% of our TES client base uses only one of our three core technology-enabled solutions. Additionally, approximately 39% of our clients use only Advisory services today and currently utilize none of our TES solutions. Consequently, we believe our existing client base continues to be a significant channel in which to sell both our existing technologies and any additional solutions or services.
Expand Existing Solutions and Introduce New Solutions
We believe there is substantial opportunity to expand existing solutions and introduce new solutions. In particular, we believe our supplemental benefits offering will continue to expand due to growing prevalence of plans offering supplemental benefits, increasing member enrollment trends in such benefits, rising spend allocated to supplemental benefits, and increasing member utilization of such benefits. Further, our clients are increasingly looking to expand their offerings with leading third party platforms, and we expect to extend our technology offering to allow Miramar to be a single portal for multiple supplemental benefits. This could entail offerings and support for food and grocery, meals, transportation, in-home services, hearing, vision and dental, which are all gaining in popularity. As more supplemental benefits are designed to address SDOH, we believe our solutions will help drive improved health outcomes. We also see Managed Medicaid and the commercial insurance market as adjacent opportunities.
There are several additional technology solutions that we are considering strategically, including, but not limited to, clinical management, member marketing, member acquisition, provider data and network management, claims administration, health risk assessments, home health, and SDOH. In addition, we believe our domain expertise from Advisory accelerates our technology development and allows us to develop leading solutions. We have a successful history of growing our solutions and services through internal innovation and will continue to actively invest in expanding our platform capabilities.
Win New Technology Clients
Our technology platform serves large national and regional health plans as well as PBMs. We believe we have a significant opportunity to sell technology solutions, as approximately 39% of our clients use only Advisory services today and currently utilize none of our TES solutions. In addition, 46% of insurance carriers that offer MA plans are not our clients. Over time, we expect to leverage our Advisory relationships to implement technology solutions to address their needs. Our reputation as a long-term strategic partner, combined with our comprehensive solutions set and specialized market expertise, has enabled us to win 33 new TES clients since 2017. Given the increasing importance health plans are placing on growing their MA business, we believe we are well positioned to demonstrate value at multiple touchpoints to align to their business objectives.
Targeted Expansion in New Markets
We are continuously evaluating new markets to deploy our broad set of solutions. We have identified Managed Medicaid, commercial health insurance payors, and risk-bearing providers as adjacent markets that we believe are good candidates for our TES solutions. Our value-based payment assurance solutions have already been deployed to several risk-bearing providers.
Strategic and Highly Disciplined Acquisitions
We have a demonstrated history of continuously expanding our relationships with clients through the addition of new solutions to our platform, both organically and through acquisitions. This includes the successful acquisition and integration of Gorman Health Group, HealthScape Advisors, and Pareto Intelligence. Our differentiated partnership model and collaborative approach enable us to gain critical insights into our clients’ evolving needs. We intend to complement our internal innovation and strong organic growth opportunities with acquisitions of complementary technology solutions and services to continue to better serve our clients. Potential targets could include, among others, companies that would further strengthen our platform and technologies in clinical management, member marketing, provider data, and network management, claims administration, as well as expansion of supplemental benefits management.
Impact of COVID-19 on Our Operations
Our operations have been impacted by the spread of the novel coronavirus (“COVID-19”) since March 2020. During March and April 2020, we obtained approval from our clients for a work-at-home model, though not all required our approval, and transitioned most of our employees to the home environment so that they could work more safely. COVID-19 created a hardship for many of our employees. We worked during 2020 to care for our employees by periodically implementing temporary premium pay and temporary paid sick leave programs which provided additional financial resources for our employees, as well as partial pay for those employees who contracted the virus or had to care for a family member who was affected. We are also providing compensation to employees who worked with us for more than six months so that they can take time off to be vaccinated. In addition, we increased cleaning protocols throughout our facilities. Certain of these measures have resulted in increased costs.
COVID-19 negatively impacted our 2020 revenue in our Advisory segment as our health plan clients closed their offices, which impacted the ability of our advisory team to meet in person with health plan clients as was customary prior to the COVID-19 pandemic. Since our Technology Enabled Solutions segment generally has longer contracts and a longer selling cycle than our Advisory segment, COVID-19 had negligible adverse impact on 2020 Technology Enabled Solutions revenue.
In connection with the impact of COVID-19 on our business, we have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in context with the unknown future impacts of COVID-19 using information that is reasonably available to us at this time. While our current assessment of our estimates did not have a material impact on our consolidated financial statements as of and for the three months ended March 31, 2021, or as of and for the year ended December 31, 2020, as additional information becomes available to us, our future assessment of our estimates, including our expectations at the time regarding the duration, scope and severity of the pandemic, as well as other factors, could materially and adversely impact our consolidated financial statements in future reporting periods.
For more information regarding the impact of COVID-19 on our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Performance — COVID-19 Pandemic” and “Risk Factors — Risks Related to Our Business and Industry — An economic downturn or volatility, including as a result of the coronavirus (“COVID-19”) pandemic, could have a material adverse impact on our business, results of operations or financial condition.”

Summary Risk Factors
Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, results of operations or financial condition, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment. You should consider these and other risks before making a decision to invest in shares of our common stock. These and other risks are discussed more fully in the “Risk Factors” section of this prospectus. The following is a summary of some of the principal risks we face.
Risks Related to Our Business and Industry
•
Our ability to retain our existing clients or attract new clients, and sell additional solutions and services to our clients.

•
Our dependence on a small number of clients for a substantial portion of our total revenue.

•
Our growth prospects may be limited if our clients’ growth prospects are limited or if the size of the total addressable markets in which we compete or expect that we may compete in the future contract or grow at materially lower rates than are currently expected.

•
Our ability to achieve or maintain profitability in light of our history of net losses and our anticipation that we will increase expenses in the future.

•
Federal reductions in Medicare Advantage funding.

•
Significant consolidation in the healthcare industry, and decisions by clients to perform internally some of the same solutions or services we offer.

•
The limiting operating history we have with certain of our solutions, particularly in light of our recent history of expanding our business through acquisitions.

•
A failure to deliver high-quality member management services to our clients’ members.

•
The significant competition we face from healthcare services and technology companies.

•
Risks related to acquisitions of other businesses or technologies and other significant transactions.

•
Increases in labor costs, including due to changing minimum wage laws.

•
The long and unpredictable sales and integration cycles for our solutions.

•
An economic downturn or volatility, including as a result of the ongoing COVID-19 pandemic.

•
Our ability to achieve market acceptance of new or updated solutions and services.

•
Our reliance on third parties for certain components of our business.

•
Our quarterly results of operations may fluctuate significantly due to seasonality.

•
Our ability to achieve or maintain adequate utilization and suitable billing rates for our consultants, and our ability to deliver our services to our clients.

Risks Related to Governmental Regulation
•
Recent and future developments in the Medicare Advantage market or the healthcare industry generally, including with respect to changing laws and regulations.

•
The actual or perceived failure by us to comply with applicable laws, regulations and standards relating to data privacy and security.

Risks Related to Information Technology, Data Privacy and Intellectual Property
•
Security breaches, failures or other disruptions of the information technology systems used in our business operations and of the sensitive information we collect, process, transmit, use and store.

•
Disruptions in service, and other software and systems failures, affecting us and our vendors.

•
Our ability to obtain, maintain, protect and enforce our intellectual property and proprietary rights.

•
Our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties.

Risks Related to Our Capital Structure, Indebtedness and Capital Requirements
•
Our substantial indebtedness could adversely affect our financial condition.

•
The terms of our indebtedness restrict our current and future subsidiaries.

Risks Related to Our Common Stock and This Offering
•
We have identified material weaknesses in our internal control over financial reporting and we may fail to remediate these material weaknesses, and our internal controls over financial reporting may not be effective.

•
We will be a “controlled company” following the completion of this offering and our principal stockholder, TPG, will continue to have significant influence over us.

Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:
•
presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•
reduced disclosure about our executive compensation arrangements;

•
an exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments;

•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

•
an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We will remain an emerging growth company until the earliest to occur of:
•
the last day of the fiscal year in which we have annual gross revenues of $1.07 billion or more;

•
the date on which we have issued more than $1.0 billion in non-convertible debt in the previous three years;

•
the date we qualify as a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur at the end of the fiscal year in which we have filed an annual report and if the market value of our common stock that is held by non-affiliates exceeded $700 million or more as of the prior June 30; and

•
the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our investors may be different from the information you might receive from other public reporting companies that are not emerging growth companies in which you hold equity interests.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.
Our History and Principal Stockholder
Convey Health was founded in 2001 and, following its acquisition by Millstream Acquisition Corporation in 2004, was known as NationsHealth, Inc. NationsHealth, Inc. operated as a public company until its acquisition by a wholly-owned subsidiary of ComVest Investment Partners III, L.P. in 2009. NationsHealth, Inc. was subsequently renamed to Convey Health Solutions, Inc. and acquired by an entity affiliated with New Mountain Capital, L.L.C. in 2016.
Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.) was formed on June 13, 2019 for the purpose of acquiring Convey Health Solutions, Inc. On September 4, 2019, Cannes Parent, Inc., a direct subsidiary of Convey Holding Parent, Inc., entered into a merger agreement to acquire all of the outstanding stock of Convey Health Solutions, Inc. (the “Merger”). The Merger principally occurred through an investment from TPG Cannes Aggregation, L.P., which is primarily funded by partners of TPG Partners VIII, L.P. and TPG Healthcare Partners, L.P. or any parallel fund or their alternative investment vehicles. For more information about the Merger, see Note 4. Acquisitions. to the notes accompanying the audited financial statements located elsewhere in this prospectus.
In connection with the Merger, Convey entered into the Credit Agreement (as defined in “Description of Certain Indebtedness”), which provided for senior secured credit facilities consisting of (1) a term loan facility in an aggregate principal amount equal to $225.0 million and (2) a revolving credit facility in an aggregate principal amount equal to $40.0 million. Following the Merger, we amended the Credit Agreement in each of April 2020 and February 2021 to establish incremental term loan facilities in an aggregate principal amount equal to $25.0 million and $78.0 million, respectively. As of March 31, 2021, we had $324.2 million face value of outstanding indebtedness under the Credit Agreement, in addition to $39.5 million of undrawn commitments under the Credit Agreement. For more information regarding our indebtedness, see “Description of Certain Indebtedness.”
Following the Merger, TPG has continued to own substantially all of our outstanding equity interests. In this prospectus, unless the context otherwise requires, “TPG” and “our principal stockholder” refer to investment funds affiliated with TPG Global, LLC, including TPG Cannes Aggregation, L.P.
Our only material assets are the shares of the equity of Cannes Parent, Inc., which is the holder of 100% of the equity of Convey Health Parent, Inc., which is the holder of 100% of the equity of Convey Health Solutions, Inc. We do not conduct any operations other than with respect to our direct and indirect ownership of our subsidiaries and we conduct all of our business through our main operating subsidiary, Convey Health Solutions, Inc., and its subsidiaries.
TPG is a leading global alternative asset firm founded in 1992 with more than $91 billion of assets under management as of March 31, 2021 and offices in Beijing, Fort Worth, Hong Kong, London, Luxembourg, Melbourne, Mumbai, New York, San Francisco, Seoul, Singapore and Washington, DC. TPG’s investment platforms are across a wide range of asset classes, including private equity, growth equity, impact investing, real estate, secondaries, and public equity. TPG aims to build dynamic products and options for its investors while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio.

Corporate Information and Structure
Our principal executive offices are located at 100 SE 3rd Avenue, 26th Floor, Fort Lauderdale, FL 33394 and our telephone number is (800) 559-9358. Our website address is www.conveyhealthsolutions.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.
The following diagram shows our simplified organizational structure immediately following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us. This diagram is for illustrative purposes only and does not represent all legal entities affiliated with the entities depicted.

Principal Stockholder
Public Stockholders
Management and Other Stockholders
%
%
%
Convey Holding Parent, Inc. (NYSE: CNVY)
100%
Convey Health Solutions, Inc.
Borrower under the Credit Agreement
Subsidiaries

THE OFFERING
Common stock offered by us
     shares (or      shares if the underwriters exercise in full their option to purchase additional shares of common stock from us).
Underwriters’ option to purchase additional shares of common stock from us shares.
Common stock to be outstanding immediately after this offering
     shares (or      shares if the underwriters exercise in full their option to purchase additional shares of common stock from us).
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $     million (or approximately $     million if the underwriters exercise in full their option to purchase additional shares of our common stock from us) based on the assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use a portion of the net proceeds from this offering to repay outstanding indebtedness under the Credit Agreement (as defined in “Description of Certain Indebtedness”) and the remainder of the net proceeds for general corporate purposes. See “Use of Proceeds.”
Conflicts of interest
An affiliate of TPG Capital BD, LLC, an underwriter in this offering, will own in excess of 10% of our issued and outstanding shares of common stock following this offering. As a result of the foregoing relationship, TPG Capital BD, LLC is deemed to have a “conflict of interest” within the meaning of Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. Pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering. In accordance with paragraph (c) of Rule 5121, no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder. See “Underwriters (Conflicts of Interest).”
Dividend policy
We do not currently anticipate declaring or paying regular cash dividends on shares of our common stock in the near term. Any future declaration and payment of cash dividends or other distributions of capital will be at the discretion of our Board of Directors and will depend on our financial condition, earnings, cash needs, capital requirements (including requirements of our subsidiaries), contractual, legal, tax and regulatory restrictions, and any other factors that our Board of Directors deems relevant in making such a determination. See “Dividend Policy.”
Controlled company
Upon the completion of this offering, our principal stockholder will control approximately     % of the combined voting power of our outstanding common stock. As a result, we will be a “controlled company” under the corporate governance standards of the NYSE. Under these standards, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards. See “Management — Controlled Company.”
Risk factors
You should read the “Risk Factors” section beginning on page 22 and the other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.
Proposed listing and symbol
We intend to apply to list our common stock on the NYSE under the trading symbol “CNVY.”
The number of shares of our common stock that will be outstanding after this offering is based on shares of common stock outstanding as of        and excludes:
•
     shares of our common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of      , with a weighted-average exercise price of $     per share; and

•
     shares of our common stock reserved for future issuance under our equity compensation plans.

Unless otherwise indicated, all information in this prospectus assumes:
•
an initial public offering price of $     per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;

•
the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part, which will occur immediately prior to the completion of this offering; and

•
no exercise by the underwriters of their option to purchase up to an additional      shares of our common stock from us.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
The following summary consolidated financial and operating data are derived from the consolidated financial statements and the accompanying notes that are included elsewhere in this prospectus. The year ended December 31, 2020 and the period from June 13, 2019 to December 31, 2019 (“Successor”) reflects the audited financial information for Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.) and its subsidiaries. The period from January 1, 2019 to September 3, 2019 reflects the audited financial information for Convey Health Parent, Inc. and its subsidiaries prior to the closing of the Merger (“Predecessor”). The Successor period and the Predecessor period summary consolidated financial and operating data is not comparable due to the impacts of the Merger, including the application of acquisition accounting in the Successor financial statements as of September 4, 2019. The three months ended March 31, 2021 and the three months ended March 31, 2020 reflects the unaudited financial information for Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.) and its subsidiaries.
The unaudited consolidated statement of income data and summary cash flow data for the three months ended March 31, 2021, and 2020, and the unaudited consolidated balance sheet data as of March 31, 2021, have been derived from our interim condensed consolidated financial statements included elsewhere in this prospectus.
The interim condensed consolidated financial statements as of March 31, 2021 were prepared on the same basis as our annual consolidated financial statements. In our opinion, such financial statements include all normal and recurring adjustments considered necessary for a fair statement of the financial information set forth in those statements.
The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. The summary consolidated financial and operating data should be read together with the sections entitled “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

($ in thousands, except per share amounts) Consolidated Statement of Operations Data:	Three Months Ended March 31,		Year Ended December 31, 2020	Period from June 13, 2019 (date of inception) to December 31, 2019	Period from January 1, 2019 to September 3, 2019
	2021	2020
				(Successor)	(Predecessor)
Net revenues:
Services	$43,527	$34,484	$147,191	$51,153	$92,445
Products	39,104	30,259	135,723	29,262	48,293
Net revenues	82,631	64,743	282,914	80,415	140,738
Operating expenses:
Cost of services	24,021	19,575	84,144	28,844	48,196
Cost of products	26,527	20,988	87,153	17,841	29,210
Selling, general and administrative	20,099	21,120	79,955	21,753	40,521
Depreciation and amortization	7,372	6,842	28,032	9,188	13,359
Transaction related costs	1,086	145	3,949	14,784	2,511
Change in fair value of contingent consideration	—	—	(10,770)	—	19,671
Total operating expenses	79,105	68,670	272,463	92,410	153,468
Operating income (loss)	3,526	(3,927)	10,451	(11,995)	(12,730)
Other income (expense):
Interest income	—	6	7	—	—
Interest expense	(5,467)	(4,270)	(18,860)	(5,762)	(6,213)
Total other expense, net	(5,467)	(4,264)	(18,853)	(5,762)	(6,213)
Loss from continuing operations before income taxes	(1,941)	(8,191)	(8,402)	(17,757)	(18,943)
Income tax benefit	1,007	1,263	1,904	858	23,288
Net (loss) income from continuing operations	(934)	(6,928)	(6,498)	(16,899)	4,345
Income (loss) from discontinued operations, net of tax	—	36	36	73	(696)
Net (loss) income	$(934)	$(6,892)	$(6,462)	$(16,826)	$3,649
(Loss) income per common share – Basic:
Continuing operations	(1.92)	(14.24)	$(13.35)	$(59.44)	$3.04
Discontinued operations	—	0.07	0.07	0.26	(0.49)
(Loss) income per common share	$(1.92)	$(14.17)	$(13.28)	$(59.18)	$2.55
(Loss) income per common share – Diluted:
Continuing operations	(1.92)	(14.24)	$(13.35)	$(59.44)	$2.81
Discontinued operations	—	0.07	0.07	0.26	(0.49)
(Loss) income per common share	$(1.92)	$(14.17)	$(13.28)	$(59.18)	$2.32
Net (loss) income	$(934)	$(6,892)	$(6,462)	$(16,826)	$3,649
Foreign currency translation adjustments	(7)	(2)	57	21	(15)
Comprehensive (loss) income	$(941)	$(6,894)	$(6,405)	$(16,805)	$3,634
Weighted-average common shares outstanding – Basic and Diluted	486,678	486,678	486,678	284,297	1,543,774
Assumed shares sold in the IPO sufficient to pay the dividend in excess of current year earnings (unaudited)
Weighted-average common shares used to compute pro forma loss per common share (unaudited)
	March 31, 2021	December 31,
Consolidated Balance Sheet Data (at end of period):		2020	2019
Cash and cash equivalents	$28,938	$45,366	$15,971
Total assets	$818,021	$843,068	$816,780
Long-term debt	$313,838	$239,290	$217,250
Total shareholders’ equity	$395,699	$470,150	$469,873

Consolidated Statement of Cash Flows Data:	Three Months Ended March 31,		Year Ended December 31, 2020	Period from June 13, 2019 (date of inception) to December 31, 2019	Period from January 1, 2019 to September 3, 2019
	2021	2020
				(Successor)	(Predecessor)
Net cash provided by (used in) operating activities	$(12,626)	$5,937	$31,563	$(14,391)	$25,247
Net cash used in investing activities	$(4,350)	$(5,114)	$(13,272)	$(629,850)	$(12,287)
Net cash provided by (used in) financing activities	$515	$(592)	$9,429	$665,566	$(1,329)
Other Financial Data:
Segment Revenue
Technology Enabled Services	$69,582	$54,690	$241,336	$66,530	$109,932
Advisory Services	$13,049	$10,053	$41,578	$13,885	$30,806
EBITDA(a)	$10,898	$2,915	$38,483	$(2,807)	$629
Adjusted EBITDA(a)	$15,867	$7,797	$51,493	$14,024	$27,462
	Year Ended December 31,
($ in millions)	2020	2019
Other Operating Data:
Technology Client Gross Dollar Retention(b)	98%	99%
Technology Net Dollar Retention(c)	135%	142%
Advisory Revenue Per Headcount(d)	$0.32	$0.40

(a)
We define EBITDA as net (loss) income less (loss) income from discontinued operations adjusted for interest expense, income tax benefit and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted for certain items of a significant or unusual nature, including but not limited to, change in fair value of contingent consideration, COVID-19 cost impacts, non-cash stock compensation expense, and transaction-related costs such as transaction bonuses, merger & acquisition costs, and contract termination costs.

We use certain non-GAAP financial measures to supplement financial information presented on a GAAP basis. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance from period to period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide investors with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period to period comparisons. However, non-GAAP measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

The non-GAAP financial measures we present are not meant to be considered as indicators of performance in isolation from or as a substitute for measures prepared in accordance with GAAP, and should be read only in conjunction with financial information presented on a GAAP basis. The following table presents a reconciliation of net loss to EBITDA and Adjusted EBITDA for the periods presented:
	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	Period from June 13, 2019 (date of inception) to December 31, 2019	Period from January 1, 2019 to September 3, 2019
($ in thousands)				(Successor)	(Predecessor)
Net (loss) income	$(934)	$(6,892)	(6,462)	(16,826)	3,649
Less (loss) income from discontinued operations	—	(36)	(36)	(73)	696
(Loss) income from continued operations	(934)	(6,928)	(6,498)	(16,899)	4,345
Interest expense, net	5,467	4,264	18,853	5,762	6,213
Income tax benefit	(1,007)	(1,263)	(1,904)	(858)	(23,288)
Depreciation and amortization expense	7,372	6,842	28,032	9,188	13,359
EBITDA	10,898	2,915	38,483	(2,807)	629
Change in fair value of contingent consideration(1)	—	—	(10,770)	—	19,671
Cost of Covid-19(2)	1,185	864	10,174	—	—
Non-cash stock compensation expense(3)	990	3,223	6,682	—	300
Transaction related costs(4)	1,086	145	3,949	14,784	2,511
Acquisition bonus expense – HealthScape and Pareto acquisition(5)	192	481	1,989	1,663	3,685
Other(6)	1,517	170	986	385	666
Adjusted EBITDA	$15,867	$7,797	$51,493	$14,024	$27,462

(1)
Change in fair value of contingent consideration is composed of two components: earn-out liability and holdback liability. The earn-out liability resulted from the HealthScape Advisors and Pareto Intelligence acquisition on November 16, 2018. A portion of the purchase price was in the form of a contingent consideration payable to the sellers based on certain adjusted revenue performance targets for the years ended December 31, 2019 and December 31, 2020. On September 4, 2019, in connection with the TPG acquisition, the agreement included provisions to pay to the sellers if the payments relating to the earn-outs assumed in the acquisition fall below a certain threshold. The maximum holdback payments are $7.5 million and $17.5 million for HealthScape Advisors and Pareto Intelligence, respectively. The earn-out liability and holdback liabilities are re-measured to fair value at each reporting date until the contingency is resolved. During the period ended December 31, 2020, the Pareto Intelligence earn-out payment targets were ultimately not met, partly due to the COVID-19 impact. This resulted in a $21.1 million reduction in earn-out liabilities and an increase of $10.3 million to the holdback liabilities owed to Convey Health’s previous shareholders. There was no change in fair value as of March 31, 2021.

(2)
Due to significant volatility to the markets, as well as business and supply chain disruptions, we incurred several additional expenses due to the COVID-19 pandemic. Higher pricing from vendors due to supply chain disruptions, product shortages and increases in shipping costs were $0.7 million and $0.2 million for the three months ended March 31, 2021 and 2020, respectively, and

$2.9 million for the year ended December 31, 2020. Higher employee costs due to hazard pay for our employees, enhanced sick pay due to illness and quarantine protocols were $0.3 million and $0.5 million, for the three months ended March 31, 2021 and 2020, respectively, and $2.8 million for the year ended December 31, 2020. Costs related to early hiring employees due to social distancing and work at home protocols were $3.2 million for the year ended December 31, 2020. COVID-19 training costs were $0.1 million for the year ended December 31, 2020. Overtime costs for IT personnel to setup eligible employees to work from home and temporary resources were $0.1 million for the three months ended March 31, 2021 and $0.2 million for the year ended December 31, 2020. IT costs due to the change in the work environment were $0.1 million for the three months ended March 31, 2020 and $0.5 million for the year ended December 31, 2020. Janitorial costs due to enhanced COVID-19 protocols were $0.1 million and $0.1 million for the three months ended March 31, 2021 and 2020, respectively, and $0.5 million for the year ended December 31, 2020. The expenses are included in cost of services and cost of products on our statements of operations and comprehensive (loss) income.
(3)
Represents non-cash stock-based compensation expense in connection with the stock options that have been granted to employees and non-employees. It is included in selling, general, and administrative expenses on our statements of operations and comprehensive (loss) income.

(4)
Transaction-related expenses primarily consist of buyer’s costs and professional services incurred in connection with the TPG acquisition, as well as expenses for corporate development such as mergers and acquisitions activity that did not proceed. Expenses associated with the preparation for this offering are also included in transaction related costs.

(5)
In conjunction with the HealthScape Advisors and Pareto Intelligence acquisition, the previous shareholders set aside funds for an incentive compensation plan for employees who remain post acquisition. The costs are expensed on a monthly basis and funded through an escrow account which was established on the closing date and is included in restricted cash on our consolidated balance sheets. The expense is included in selling, general, and administrative expenses on our statements of operations and comprehensive (loss) income.

(6)
Other includes other individual immaterial adjustments related to legal fees associated with obtaining the incremental loans, contract termination costs assessed upon the early termination of a facility lease, severance costs incurred as a result of eliminating certain positions, management fees, and professional fees for assistance in the implementation of ASU 2014-09 (Topic 606), Revenue from Contracts with Customers (“ASC 606”). All costs are included in selling, general, and administrative expenses on our statements of operations and comprehensive (loss) income. For the three months ended March 31, 2021, approximately $1.4 million represents fees associated with obtaining incremental term loans in February 2021.

(b)
We use Technology Client Gross Dollar Retention (“GDR”) to measure the performance of existing solutions on an existing client basis, as it represents the gross retention of our existing client engagements. Technology Annual Contracted Revenue (“ACR”) at the beginning of the fiscal period is equal to the prior year total revenue for our reported TES segment. ACR GDR is calculated by taking our ACR, which represents the annual revenue generated from the performance of our technology solutions as contracted by our clients, at the beginning of the fiscal period, and deducting from ACR the dollar attrition during the fiscal period. The difference is Technology Client Gross Retention. We then divide Technology Client Gross Retention by Beginning Technology ACR to calculate GDR.

(c)
We use Technology Net Dollar Retention (“NDR”) to measure the performance rate of existing clients in total and before new client wins by adding cross-sell and upsell initiatives to GDR. NDR is calculated by taking GDR and adding existing client cross-sell (the additional solutions provided to existing clients) and net upsell (increased volume from current engagements with existing clients) to Technology GDR. We then divide Technology Net Retention by Beginning Technology ACR to calculate NDR.

(d)
We use Advisory Revenue per Headcount to evaluate the revenue generation of our Advisory Services segment. We calculate Advisory Revenue per Headcount by dividing Advisory revenue by the total headcount in our Advisory segment. Headcount is calculated based on the average headcount during the calendar year.

RISK FACTORS
Investing in our common stock involves significant risks. You should carefully consider the following risks and other information in this prospectus, including our financial statements and the related notes thereto, before you decide to purchase shares of our common stock. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business, results of operations or financial condition. If any of these risks actually occur, our business, results of operations or financial condition could be materially affected. As a result, the trading price of shares of our common stock could decline and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to “Special Note Regarding Forward-Looking Statements.”
Risks Related to Our Business and Industry
If we are unable to retain our existing clients or attract new clients, and sell additional solutions and services to our clients, our business, results of operations or financial condition would be adversely affected.
Our success depends substantially upon the retention of the existing clients that utilize our solutions and services, which include technology-based solutions and software advisory and analytics services, the attraction of new clients and our ability to sell additional solutions and services to our clients. We may not be able to retain our existing clients, attract new clients or sell additional solutions and services to our clients, if we are unable to provide solutions and services that existing or prospective clients believe address the key challenges they face in effectively managing their health plans or if our clients find our solutions and services unnecessary, unattractive or cost-ineffective. Our success in retaining and attracting clients will also depend, in part, on our ability to innovate successfully and be responsive to changes in the healthcare industry, technological developments, pricing pressures and changing business models.
To remain competitive in the evolving healthcare technology services markets, we must continuously upgrade our existing solutions and services and develop and introduce new and innovative solutions and services on a timely basis. Future advances in healthcare technology services could lead to new technologies, products or services that are competitive with our existing solutions and services, resulting in pricing pressures or rendering such solutions and services obsolete or otherwise not competitive. In addition, our ability to integrate these software solutions into clients’ existing health plan infrastructures could be challenged, which may impair our ability to retain clients and harm our reputation with existing and prospective clients. We also may not be able to retain or attract clients if our solutions contain errors or otherwise fail to perform properly, if our pricing structure is not competitive or if we are unable to renegotiate client contracts upon expiration.
Our revenue depends, in part, on our ability to maintain high client revenue retention rates and our future growth depends, in part, on attracting new clients and selling additional solutions and services to our clients. In addition, the costs associated with generating revenue can vary by the solution and, depending on the solution or service, or mix of solutions or services, utilized by particular clients, there may be substantial variation in the gross margins across our client base. If we are unable to maintain client retention rates, attract new clients or sell additional solutions and services to our clients, our business, results of operations or financial condition would be adversely affected.
Our client base is highly concentrated and we currently depend on a small number of clients for a substantial portion of our total revenue, and this concentration exposes us disproportionately to effects from altered contracts with these clients.
We derive a large portion of our total revenue from a limited number of key clients. For the three months ended March 31, 2021, our two largest clients, when aggregating all the solutions and services utilized by such clients across separate contracts with multiple product delivery solutions, represented 23.8% and 20.3% of our total revenue, respectively, or collectively 44.1% of our total revenue during this period. During this same period, these two clients accounted for 6.9% and 10.4% of our total accounts receivable, respectively, or collectively 17.3% of our total accounts receivable. For the fiscal year ended December 31, 2020, these same clients, when aggregating all the solutions and services utilized by such clients across separate contracts with multiple product delivery solutions, represented 28.6% and 17.8% of our total revenue, respectively, or collectively 46.4% of our total revenue during this period. During this same period, these two clients accounted for 15.0% and 6.8% of our total accounts receivable, respectively, or collectively 21.8% of our total accounts receivable.
We typically enter into a master service agreement with clients in our Technology Enabled Solutions segment, which provides a framework for services that is then supplemented by statements of work, which specify the particulars of each individual engagement. Contracts with our top clients in our Technology Enabled Solutions segment, including our top two clients, typically have stated terms of one to six years, and many of our contracts with these clients renew automatically. However, our clients, including our top two clients, have no obligation to renew such contracts, and may seek to renegotiate terms less advantageous to us in advance of renewal, may renew with a reduced scope of services, may choose to discontinue one or more services under an existing contract, may exercise flexibilities within their contracts or may terminate their agreements (with or without cause) prior to such agreements’ expiration dates, generally without penalty. The occurrence of any of these events could reduce our revenue from these clients. In addition, our clients must adhere to extensive and oftentimes changing regulatory requirements and may from time to time be subject to sanctions or other penalties from the CMS or other government entities for failure to maintain compliance with all applicable requirements. Sanctions and other penalties levied on our clients from CMS or other government entities may negatively impact our clients’ business practices and our clients’ businesses generally, which could impact our relationships with these clients and reduce our revenue from these clients. Furthermore, some of our top clients are, and may in the future be, involved in litigation relating to the administration of their health plans or otherwise relating to their business practices. This type of litigation could have a material impact on some of our clients’ businesses and, as a result, may negatively impact our relationships with our clients and the demand for our services.
We expect to continue to derive a substantial portion of our total revenue from a limited number of key clients. The concentration of a substantial portion of our business with a limited number of clients exposes us disproportionately to effects resulting from altered contracts with these clients or fewer client relationships (whether as a result of the termination of client relationships, client consolidation, impacts stemming from changed business practices at our clients as a result of sanctions, penalties or litigation or for other reasons). If we become dependent on altered contracts with clients, or fewer client relationships, we may become more vulnerable to adverse changes in our relationships with clients, and our business, results of operations or financial condition may suffer.
Our growth prospects may be limited, and our business, results of operations or financial condition may be adversely affected, if our clients’ growth prospects are limited or if the size of the total addressable markets in which we compete or expect that we may compete in the future contract or grow at materially lower rates than are currently expected.
The future growth and success of our business depends, in part, on the ability of our key clients to grow their businesses. If our clients do not continue to grow their businesses, whether as a result of factors affecting the healthcare industry in general or reasons specific to any of our clients, such as a decision by our clients to reduce the number of benefits available to their members, overall demand for our solutions and services could decrease, which would have an adverse effect on our business, results of operations or financial condition.
In addition, the future growth and success of our business depends, in part, on the size of the total addressable markets in which we compete or expect that we may compete in the future. For example, we have primarily tailored our business and the solutions and services we offer to the Medicare Advantage market, which has recently experienced strong growth and enrollment trends. U.S. government and third-party industry sources have projected that Medicare Advantage will continue to see increased member enrollment due to many factors, including the growing share of individuals in the U.S. eligible for Medicare enrollment, the increasing tendency for these individuals to choose Medicare Advantage plans over traditional Medicare plans and a shift in the healthcare industry towards a value-based care model and away from a fee-for-service model. However, market size estimates and growth forecasts related to the Medicare Advantage and other markets are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. For more information regarding our estimates of market opportunity and the forecasts of market growth included in this prospectus, see “Business  — Market Opportunity.” If these or other assumptions related to the size of the Medicare Advantage market and other markets in which we compete or expect we may compete in the future and the forecasted growth in such markets prove inaccurate, our growth prospects may be limited, and our business, results of operations or financial condition would be adversely affected. Further, even if the markets in which we compete meet our size estimates and forecasted growth, our business could fail to grow at rates similar to those at which it has historically grown, if at all.
We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability.
We have incurred net losses during our history. We incurred net losses of $(0.9) million for the three months ended March 31, 2021, $(6.5) million for the year ended December 31, 2020, and $(16.8) million for the Successor period, respectively. Our accumulated deficit as of March 31, 2021 was $24.2 million.
We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. We anticipate our losses may continue as we expect to invest in increasing our platform capabilities, expanding our operations, hiring additional employees and operating as a public company. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. To date, we have financed our operations principally from revenue from our solutions and services and the incurrence of indebtedness. Although our cash flow from operations was positive for the three months ended March 31, 2021, the year ended December 31, 2020, and for the Predecessor period, we may not generate positive cash flow from operations or profitability in any given period, and our limited operating history may make it difficult for you to evaluate our current business and future prospects.
Investments in our business may be more costly than we expect, and, if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in our business. If our growth rate were to decline significantly or become negative, it could adversely affect our business, results of operations or financial condition. If we are not able to achieve or maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all or which would be dilutive to our stockholders. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations or financial condition would be adversely affected. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.
Federal reductions in Medicare Advantage funding could adversely affect our business, results of operations or financial condition.
The majority of our revenues are derived from our contractual arrangements with health plan clients who participate in the government subsidized Medicare Advantage program. Medicare Advantage is a federally-administered program financed by federal funds. Medicare Advantage spending has increased rapidly in recent years, becoming a significant component of the federal budget. This, combined with slower state revenue growth, has led the federal government to institute measures aimed at controlling the growth of healthcare spending, including Medicare Advantage spending, and in some instances reducing aggregate healthcare spending, including Medicare Advantage spending. For example, Medicare remains subject to the automatic spending reductions imposed by the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012 (“sequestration”), subject to a 2% cap, which was extended by the Bipartisan Budget Act of 2018 for an additional two years through 2027. In addition, future levels of funding for Medicare Advantage may be affected by continuing government efforts to contain healthcare costs and may further be affected by federal budgetary constraints. Congress periodically considers reducing or reallocating the amount of money it spends for healthcare programs, including the Medicare Advantage program. Adverse economic conditions may put pressures on federal budgets as tax and other federal revenues decrease while the population that is eligible to participate in Medicare Advantage programs increases, creating more need for funding. This may require CMS to find funding alternatives, which may result in reductions in funding for the Medicare Advantage program or contraction of covered benefits. Reductions in funding for the Medicare Advantage program may impact our health plan clients’ business operations, and may lead our health plan clients to reduce the number of Medicare Advantage health plans and the variety and level of benefits offered through such plans. Reductions in funding may also lead to decreased membership in Medicare Advantage health plans, or cause membership to grow at lower levels than we currently expect. Changes to our clients’ business operations stemming from reductions in Medicare Advantage funding, including if such changes result in decreased health plan membership or reduced benefits levels, could adversely affect our business, results of operations or financial condition.
Significant consolidation in the healthcare industry, and decisions by clients to perform internally some of the same solutions or services that we offer, could adversely alter our relationships with clients and harm our business, results of operations or financial condition.
The healthcare industry in the United States has experienced significant consolidation in recent years. Many healthcare organizations, including some of our clients, have consolidated to create larger enterprises with greater market power. This consolidation trend could give the resulting enterprises greater bargaining power, which may lead to downward price pressure on our solutions or services, or less demand for them, or both. Consolidation in the health insurance industry, particularly involving any of our key clients, could cause a loss of, or changes in, our relationship with that client and may reduce or eliminate our revenue from that client if our solutions and services are no longer utilized by that client at all or in the same capacity as they were utilized prior to the consolidation. For example, if one of our existing clients combines with another healthcare organization that does not use our services, we generally will be required to compete to retain our existing client’s business. In the future, due to this consolidation, we may be faced with a reduced number of potential clients and derive a greater portion of our revenue from a more concentrated number of clients as our business and the healthcare industry evolve. Any of these effects could harm our business, results of operations or financial condition.
In addition, we face substantial competition from many healthcare services and technology companies, including the growing presence of large technology companies entering the healthcare market. See “— We face significant competition, which may harm our business, results of operations or financial condition.” Some of our existing clients compete with us, or may do so in the future by electing to perform internally any of the business processes our solutions address, either because they believe they can provide such processes more efficiently internally or otherwise. As a result, we may lose such clients, or the volume of our business with such clients may be reduced, which could harm our business, results of operations or financial condition.
Our revenue would be adversely affected if we are unable to maintain currently existing levels of business with any of our key clients and if we are unable to offset any loss of business with alternative clients. We expect to continue to derive a substantial portion of our total revenue from a limited number of key clients, and any impairment of our relationship with, or the material financial impairment of, these clients could adversely affect our business, results of operations or financial condition. See “— Our client base is highly concentrated and we currently depend on a small number of clients for a substantial portion of our total revenue, and this concentration exposes us disproportionately to effects from altered contracts with these clients.”
We have significantly expanded our business in recent years and, as such, have a limited operating history with certain of our solutions, which makes it difficult to predict our future results of operations.
We have significantly expanded our business in recent years, including the solutions and services we offer to clients. Our acquisition of Gorman Health Group in October 2017 followed by our acquisition of HealthScape Advisors in November 2018 created the foundation of our Advisory Services business, and our acquisition of Pareto Intelligence in November 2018 expanded the analytics capabilities of our TES business. As a result of our limited operating history with the capabilities obtained through each of these acquisitions, as well as additional solutions and services developed through our organic growth since the completion of these acquisitions, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue and growth trends should not be considered indicative of our future performance. If our assumptions regarding the value proposition of our solutions and our ability to be able to cross-sell and up-sell our solutions, particularly to clients currently served by our Advisory Segment business that do not currently utilize any of the solutions offered by our TES business, prove incorrect or change based on any numbers of factors, our business, results of operations or financial condition could differ materially from our expectations.

A failure to deliver high-quality member management services to our clients’ members could adversely affect our reputation and our relationship with our clients and could harm our business, results of operations or financial condition.
Our clients depend on us to directly implement technological solutions and services that improve the health plan member experience, including with respect to optimizing members’ health plan selections, assisting members to effectively navigate available benefits, obtain appropriate care, and efficiently resolve members’ clinical and non-clinical inquiries. Delivering comprehensive and high-quality member management services requires that our professional staff have technical, healthcare, compliance and other relevant knowledge and expertise. Because we act as a partner to health plans and are trusted to engage directly with health plan members, particularly in connection with our supplemental benefits program, our reputation is highly dependent on, among other things, the quality of the member management services we offer to our clients’ health plan members and our ability to effectively engage with them relating to their healthcare and benefits needs. We may be unable to accurately predict our clients’ or their health plan members’ demand for certain services or accommodate short-term increases in demand for certain services, and we may experience issues with the third parties on which we rely that impact our clients’ members for reasons that are beyond our control. See “— Third parties on which we rely, including to procure inventory for our supplemental benefits solution and to deliver products to health plan members, may not perform satisfactorily or at all, and our reliance on any third party for the distribution of supplemental benefits carries material risks.” A failure to offer high-quality and effective direct services, or a market perception that we do not offer high-quality and effective direct services, would harm our reputation and our relationship with clients, which could harm our business, results of operations or financial condition.
We face significant competition, which may harm our business, results of operations or financial condition.
We face substantial competition primarily from healthcare services and technology companies, including the growing presence of large technology companies entering the healthcare market. We also compete in some cases with certain of our customers who themselves provide some of the same solutions that we offer or who may decide to perform internally some of the same solutions that we provide. This vigorous competition requires us to provide high quality, innovative products at a competitive price. These competitive threats will likely remain or expand in the future. Our TES solutions compete with:
•
healthcare information system vendors that support providers or payors in their administration of Medicare Advantage (including the administration of supplemental benefits), Medicare Part D Prescription Drug Plan and Employer Group Waiver Plans;

•
healthcare insurance companies, pharmacy benefit management and pharmacy benefit administrator companies, hospital management companies and pharmacies that provide or are developing electronic transaction and payment distribution services for use by providers or by their members and customers;

•
healthcare payments and communication solutions providers, including financial institutions and payment processors that have invested in healthcare data management assets; and

•
healthcare payment accuracy companies; and providers of other data products and data analytics solutions, including healthcare risk adjustment, quality, economic statistics and other data; and other data and analytics solutions.

Our Advisory Services offerings compete with:
•
National management consulting firms (including, but not limited to, Deloitte Touche Tohmatsu Limited, Accenture plc, McKinsey & Company and other similar firms);

•
Boutique consulting firms; and

•
Internal consulting departments within our clients.

In addition, certain major software, hardware, information systems and business process outsourcing companies, both with and without healthcare companies as their partners, may seek to offer competitive software and services. We cannot fully anticipate whether or when companies in adjacent or other product, service or technology areas may launch competitive products, and any such entry may lead to product obsolescence, loss of market share or erosion of prices. The extent of this competition varies by the size of companies, geographical coverage and scope and breadth of products and services offered. Within certain of the markets in which we operate, our competitors are significantly larger and have greater financial or other resources and have established reputations for success. In addition, many large and well-funded technology companies are pursuing opportunities to enter the healthcare market, and consolidation activity through strategic mergers, acquisitions and joint ventures may result in new competitors that can offer a broader range of products and services or may have greater scale or a lower cost structure.
Additionally, the pace of change in the healthcare technology and information systems market is rapid, and there are frequent new solution introductions, solution enhancements and evolving industry standards and requirements. We cannot guarantee that we will be able to upgrade our existing solutions or services, or introduce new solutions or services at the same rate as our competitors, or at all, nor can we guarantee that such upgrades or new solutions or services will achieve market acceptance over or among competitive offerings, or at all. Competitors may also commercialize products, services or technologies that render our solutions obsolete or less marketable.
These competitive pressures could have a material adverse impact on our business, results of operations or financial condition.
Acquisitions of other businesses or technologies and other significant transactions, including dispositions, involve many risks and such acquisitions could disrupt our business and harm our results of operations or financial condition.
We have in the past acquired businesses, such as Gorman Health Group in October 2017 and Pareto Intelligence and HealthScape Advisors in November 2018, and may in the future decide to acquire other businesses, products and technologies or enter into strategic alliances or joint ventures (a “Transaction”). Strategic Transactions could require significant capital infusions and involve many risks, including the following:
•
a Transaction may require us to incur unanticipated costs or liabilities or may cause adverse tax consequences, substantial depreciation or deferred compensation charges;

•
a Transaction undertaken for strategic business purposes may negatively impact our results of operations;

•
we may encounter difficulties in assimilating and integrating the acquired business, including the technologies, products, personnel or operations of the acquired company, particularly if key personnel of the acquired company decide not to work for us;

•
a Transaction may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•
we may be required to implement or improve internal controls, procedures and policies appropriate for a public company at a business that prior to the acquisition lacked these controls, procedures and policies;

•
the acquired businesses may have unexpected liabilities that we will be forced to assume;

•
the acquired businesses, products or technologies may not generate sufficient revenue to offset acquisition costs or to maintain our financial results; and

•
a Transaction may involve the entry into geographic or business markets in which we have little or no prior experience.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations. We may use shares of our common stock and equity-linked securities as consideration for acquisitions, and, as a result, we may issue additional shares of our common stock to pay for future acquisitions and a decline in the market price of our common stock may inhibit our ability to successfully pursue future acquisitions.

In addition, we may divest assets or otherwise discontinue businesses that are no longer a part of our strategy. For example, on February 9, 2018, we announced a plan to abandon our Business Processing Outsourcing unit, and all run off operations associated with our Business Processing Outsourcing unit ceased in the first quarter of 2020. For more information regarding this discontinued operation, see Note 17. Discontinued Operations, to the notes accompanying our financial statements located elsewhere in this prospectus. Divestitures or other similar strategic endeavors require significant investment of time and resources, may disrupt our business and distract management from other responsibilities and may result in losses on disposition or continued financial involvement in the divested business, including through indemnification or other financial arrangements, for a period following the transaction, which could adversely affect our business, results of operations or financial condition.
We cannot assure you that we will be able to identify or consummate any future Transaction on favorable terms, or at all. If we do pursue a Transaction, it is possible that we may not realize the anticipated benefits from the Transaction or that the financial markets or investors will negatively view the Transaction. Even if we successfully complete a Transaction, it could disrupt our business or harm our results of operations or financial condition.
Increases in labor costs, including wages, could adversely affect our business, results of operations or financial condition.
The labor costs associated with our business are subject to several external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. From time to time, including following the 2020 U.S. presidential election, legislative proposals are made or otherwise discussed to increase the federal minimum wage in the United States, as well as the minimum wage in a number of individual states and municipalities, and to reform entitlement programs, such as health insurance and paid leave programs. These proposals and discussions have become increasingly common in the current political environment. If we are unable to mitigate wage rate increases through automation and other labor savings initiatives, our labor costs may increase, which could have an adverse effect on our business, results of operations or financial condition.
As minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly employees as well. Further, should we fail to increase our wages competitively in response to increasing wage rates, the quality of our workforce could decline, causing certain aspects of our business, such as our client service, to suffer. Increases in labor costs could force us to increase our fees, which could adversely impact sales of our solutions and services to existing clients and prospects and the attractiveness of our solutions and services to existing clients and prospects. If we are unable to hire and retain employees capable of performing at a high level, such as by providing a high level of client service, or if mitigating measures we take in response to increased labor costs, such as utilizing increased automation in how we deliver certain of our solutions and services to clients, have unintended negative effects, including on client service, our business would be adversely affected. If competitive pressures or other factors prevent us from offsetting increased labor costs, our profitability may decline and could have an adverse effect on our business, results of operations or financial condition.
In addition, increases in the minimum wage driven by changes in state law may cause increases in costs other than those directly attributable to the increased wage, including costs related to moving certain of our operations to different states and hiring and training new work forces in these areas. An increase in these types of costs may have an adverse effect on our business, results of operations or financial condition.
Long and unpredictable sales and integration cycles for our solutions may adversely impact our business, results of operations or financial condition.
Our sales process entails planning discussions with our clients or prospective clients, analyzing their existing health plan infrastructure, including the solutions and services utilized from their existing partners, and identifying how these potential clients can use and benefit from our solutions. The sales cycle for a new client, from the time of prospect qualification to the completion of the first sale is subject to significant variation, and can take from as short as one month or extend beyond one year. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will result in the sale of our solutions. Implementing, replacing or expanding a health plan administrative partner is a major decision for the client or prospective client. Many of our solutions require a substantial capital investment and time commitment by the client. Clients may choose to maintain their existing plan administration services providers to avoid the financial cost and time commitment of switching to our solutions. When a client decides to use our services, additional time is required to integrate our solutions into the client’s health plan infrastructure. If the integration process is not executed successfully or is delayed, our relationship with the client may be adversely affected. Our ability to grow our business depends, in part, on expanding the use of our solutions with new clients and deepening our relationships with existing clients. Any decision by our existing clients or prospective clients to delay purchasing decisions or not to utilize our solutions at all, or unanticipated difficulties with integrating our solutions with clients’ existing infrastructure, would adversely impact our business, results of operations or financial condition.
An economic downturn or volatility, including as a result of the ongoing coronavirus (“COVID-19”) pandemic, could have a material adverse impact on our business, results of operations or financial condition.
Our business has been and may continue to be affected by a number of factors beyond our control, such as general geopolitical, economic and business conditions and conditions in the financial markets. The U.S. and world economies have experienced significant economic uncertainty and volatility during recent years and that uncertainty and volatility has become more acute due to the ongoing global COVID-19 pandemic. As a result of such economic uncertainty and volatility in the United States and other countries, we may experience the negative effects of increased financial pressures on our clients, which could reduce the demand for our solutions and services by causing clients to terminate, or elect not to renew, existing contracts with us or to not enter into new contracts with us. If we are not able to timely and appropriately adapt to changes resulting from an uncertain or volatile economic environment, our business, results of operations or financial condition could be materially adversely affected.
In particular, the COVID-19 pandemic is having widespread, rapidly evolving and unpredictable impacts on global society, economies, financial markets and business practices. Federal, state and local governments have implemented varying measures in an effort to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home and supply chain logistical changes. We remain focused on protecting the health and well-being of our employees, our clients and our clients’ members while assuring the continuity of our business operations. The COVID-19 impact on our business resulted in elongated sales cycles, postponement of customer contract renewals, and slower implementation of software solutions for our clients, as well as a reduction in billable hours in one of our reportable segments, Advisory Services. For more information related to the impact of the COVID-19 on our Advisory Services segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Performance — COVID-19 Pandemic” and Note 18. Segment Information, to the notes accompanying our financial statements located elsewhere in this prospectus.
We have developed and implemented a range of measures to address the risks, uncertainties, and operational challenges associated with operating in a COVID-19 environment. We have also increased our interaction with our vendors to continue to monitor and manage inventory levels and are updating our systems regularly to provide current availability information to members. We have taken and will continue to take, proactive measures to provide for the well-being of our workforce while continuing to safely run our operations. We have implemented alternative working practices, which include, modified work schedules, shift rotation and work at home abilities for appropriate employees to best ensure adequate social distancing. In addition, we increased cleaning protocols throughout our facilities. Certain of these measures have resulted in increased costs. Our business, results of operations or financial condition could be further impacted by delays in payments from clients, supply chain interruptions, extended “shelter in place” orders or advisories, warehouse or facility COVID-19 outbreaks or closures or for other reasons related to the pandemic.
The full extent to which the COVID-19 pandemic and the various responses to the COVID-19 pandemic impact our business, operations or financial condition will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; actions by governmental entities, businesses and individuals that have been and continue to be taken in response to the pandemic; the effect on our clients and demand by clients, clients and our clients’ members for and ability to pay for our solutions and services; and disruptions or restrictions on our employees’ ability to work and travel. The impact of these factors and others on our suppliers and clients could persist for some time after governments ease their restrictions and after the overall number of COVID-19 cases in the United States decreases. Although the overall impact of COVID-19 on our business has been limited so far, such effects, if they continue for a prolonged period, may have a material adverse effect on our business, results of operations or financial condition. To the extent the COVID-19 pandemic adversely affects our business, results of operations or financial condition, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Achieving market acceptance of new or updated solutions and services is necessary in order for such solutions and services to become profitable and will likely require significant efforts and expenditures.
The market for healthcare in the United States is in the early stages of structural change and is evolving towards a more value-based model, and increased technological innovation and adoption in the healthcare industry is transforming the healthcare industry’s business models. Our success depends, in part, on our ability to keep pace with technological developments, satisfy increasingly sophisticated and changing client and health plan member requirements and expectations and achieve market acceptance of new or updated solutions and services. Achieving market acceptance for new or updated solutions and services is likely to require substantial technological and sales and marketing efforts and the expenditure of significant funds to create awareness and demand by existing and prospective clients of our solutions and services. We may not be successful in responding to technological and regulatory developments or changing client needs. If we are unable to predict client preferences or industry changes, or if we are unable to modify our existing and future services on a timely or cost-effective basis, we may lose clients and our business, results of operations or financial condition may be adversely affected.
In addition, regulatory, operational or client-imposed requirements may impact the profitability of particular solutions and client engagements. The pace of change in the markets served by us is rapid, and there are frequent new solution and service introductions by competitors. If we do not respond successfully to technological and regulatory changes, as well as evolving industry standards and client demands, our solutions and services may become obsolete. Technological changes also may result in the offering of competitive solutions and services at lower prices than we currently charge for our solutions and services, which could result in us losing sales unless we lower the prices we charge or provide additional efficiencies or capabilities to the client. If we lower our prices on some of our solutions or services, we will need to increase margins on other solutions or services in order to achieve and maintain overall profitability. The failure to demonstrate to existing and potential clients the benefits of our existing and future services and the failure to achieve market acceptance of new or updated solutions for any reason could have a material adverse impact on our business, results of operations or financial condition.
Third parties on which we rely, including to procure inventory for our supplemental benefits solution and to deliver products to health plan members, may not perform satisfactorily or at all, and our reliance on any third party for the distribution of supplemental benefits carries material risks.
We rely on third parties in several components of our business, including in connection with administering our supplemental benefits solution. Our general reliance on third parties in the supply chain entails many risks, including: reliance on the third party for regulatory compliance and quality assurance, the possible breach of the agreement with the third party, the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us and disruptions to the operations of our manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier or a catastrophic event affecting our manufacturers or suppliers. Additionally, even if we are party to an agreement pursuant to which a third party is contractually obligated to indemnify us for any costs incurred as a result of the breach of an agreement by a third party, the indemnifying party may be unable or otherwise unwilling to uphold its contractual obligations.
Certain of our health plan clients depend on us to procure inventory for our supplemental benefits solution and to deliver products to their members. Any changes in, or disruptions to, our ability to procure this inventory or in the shipping arrangements we use to deliver products to health plan members could adversely affect our business, results of operation or financial condition. We currently rely on third-party providers to deliver the supplemental benefits products that we offer. If we are not able to negotiate acceptable pricing and other terms with these providers, or if these providers experience performance problems or other difficulties in processing our orders or delivering our products to our clients’ members, it could negatively impact our results of operations and the experience of our clients’ members. For example, changes to the terms of our shipping arrangements may adversely impact our margins and profitability. In addition, our ability to receive inbound inventory efficiently and ship products to clients’ members may be negatively affected by factors beyond our and these providers’ control, including inclement weather, fire, flood, power loss, earthquakes, acts of war or terrorism, pandemics, including the COVID-19 pandemic, or other events specifically impacting our or other shipping partners, such as labor disputes, financial difficulties, system failures and other disruptions to the operations of the shipping companies on which we rely. Although we do not manufacture supplemental benefits products ordered by our clients’ members, including OTC medications and other medical products, these items may be defective, faulty or may otherwise cause harm to the members receiving and using such OTC medications or other medical products. If OTC medications or other medical products ordered by members through our supplement benefits offerings are defective, faulty or otherwise cause harm to members, we may be subject to litigation, including involving product liability claims, or our reputation may be adversely affected among our clients or our clients’ health plan members.
We are also subject to risks of damage or loss during delivery by our shipping vendors. Additionally, competitors or prospective competitors may offer low-cost or free shipping, fast shipping times, favorable return policies and other features that could be difficult for us to match, or could be a reason our clients’ members choose not to buy supplemental benefits from us. If the products ordered by our clients’ members are not delivered in a timely fashion or are damaged or lost during the delivery process, our clients’ members could become dissatisfied and cease buying supplemental benefits products through us, which would adversely affect our business, results of operations or financial condition.
Our quarterly results of operations may fluctuate significantly due to seasonality.
We believe there are significant seasonal factors that may cause us to record higher revenue in some quarters compared with others. We typically generate outsized revenue in the fourth quarter primarily due to increased member utilization of supplemental benefits within our Technology Enabled Solutions segment. The supplemental benefit programs, including products, we support may include an in-year roll-over provision, in which benefits not used during the calendar year accumulate and are available for members to use prior to the end of the following calendar year. Similarly, we typically incur outsized expenses in the fourth quarter, driven by the increased member utilization of supplemental benefits described above, as well as increased costs related to our advanced plan administration solutions, that are within our Technology Enabled Solutions segment, for managing the Medicare annual election period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Performance — Seasonality.”
The seasonality of our business could cause the market price of our common stock to fluctuate as the results of an interim financial period may not be indicative of our full year results. Seasonality also impacts relative revenue and profitability of each quarter of the year, both on a quarter-to-quarter basis and year-over-year basis. This seasonality could change in the future due to other factors, including as a result of changes in timing of health plan enrollment periods and changes in the laws and regulations that govern the sale of health insurance. We may not be able to timely adjust to changes in the seasonality of our business. If the timing of the enrollment periods for health insurance changes, we may not be able to timely adapt to changes in client demand. If we are not successful in responding to changes in the seasonality of our business, our business, results of operations or financial condition would be adversely affected.
Our financial results could suffer if we are unable to achieve or maintain adequate utilization and suitable billing rates for our consultants, or if we are unable to deliver our services due to factors that disrupt travel to our client sites.
Our profitability depends, in part, on the utilization and billing rates of the professionals in our Advisory Services segment. Utilization of our professionals is affected by a number of factors, including:
•
the number and size of our engagements;

•
the timing of the commencement, completion and termination of engagements, which in many cases is unpredictable;

•
our ability to transition our consultants efficiently from completed engagements to new engagements;

•
the hiring of additional consultants because there is generally a transition period for new consultants that results in a temporary drop in our utilization rate;

•
unanticipated changes in the scope of client engagements;

•
our ability to forecast demand for our services; and

•
conditions affecting the industries in which we practice as well as general economic conditions.

The billing rates of our consultants that we are able to charge are also affected by a number of factors, including:
•
our clients’ perception of our ability to add value through our services;

•
the market demand for the services we provide;

•
introduction of new services by us or our competitors;

•
our competition and the pricing policies of our competitors; and

•
current economic conditions.

If we are unable to achieve and maintain adequate overall utilization as well as maintain or increase the billing rates for our consultants in our Advisory Services segment, our financial results could suffer. In addition, our consultants oftentimes perform services at the physical locations of our clients. If there are natural disasters, widespread outbreaks of contagious disease (including the continuation of the COVID-19 pandemic), disruptions to travel and transportation or problems with communications systems, our ability to perform services for, and interact with, our clients at their physical locations may be negatively impacted, which could have an adverse effect on our business, results of operations or financial condition.
Our Advisory Services segment in particular relies on a combination of fixed-fee engagements and performance-based engagements, the profitability of which can be unpredictable.
We have entered into and expect to continue to enter into fixed-fee engagements, particularly with our Advisory Services clients. The profitability of our fixed-fee engagements may not meet our expectations if we underestimate the cost of these engagements. When making proposals for fixed-fee engagements, we estimate the costs and timing for completing the engagements. These estimates reflect our best judgment regarding the efficiencies of our methodologies and consultants as we plan to deploy them on engagements. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-fee engagements, including delays caused by factors outside of our control or for the scope of fixed-fee engagements to extend beyond what had initially been contemplated without a corresponding increase in the fees charged, could make these types of contracts less profitable or unprofitable, which could have an adverse effect on our results of operations.
In addition, we have entered into and may in the future enter into engagement agreements with clients pursuant to which our fees include a significant performance-based component. Revenues from our performance-based engagements are difficult to predict, and the timing and extent of recovery of our costs is uncertain. Performance-based fees are contingent on the achievement of specific measures, such as our clients meeting cost-saving or other contractually-defined goals. The achievement of these contractually-defined goals may be subject to acknowledgment by the client and is often impacted by factors outside of our control, such as the actions of the client or other third parties. To the extent that any revenue is contingent upon the achievement of a performance target, we recognize such revenue using a process that requires us to make significant management judgments, estimates and assumptions. While we believe that the estimates and assumptions we have used for revenue recognition are reasonable, subsequent changes could have an impact on our future financial results. The percentage of our revenues derived from performance-based fee arrangements may result in increased volatility in our working capital requirements and greater variations in our quarter-to-quarter results, which could affect the price of our common stock. In addition, an increase in the proportion of performance-based fee arrangements may temporarily offset the positive effect on our operating results from an increase in our utilization rate until the related revenues are recognized.
Operating and growing our business may require additional capital, and, if capital is not available to us, our business, results of operations or financial condition may suffer.
Operating and growing our business may require further investments in our business. We may be presented with opportunities that we want to pursue, and unforeseen challenges may present themselves, any of which could cause us to require additional capital. Our business model does not require us to hold a significant amount of cash and cash equivalents at any given time and, if our cash needs exceed our expectations or we experience rapid growth, we could experience strain in our cash flow, which could adversely affect our operations in the event we are unable to obtain other sources of liquidity. If we seek to raise funds through equity or debt financing, those funds may prove to be unavailable, may only be available on terms that are not acceptable to us or may result in significant dilution to you or higher levels of leverage. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, including potential acquisitions, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations or financial condition could be materially adversely affected.
If we fail to manage future growth effectively, our business, results of operations or financial condition could be harmed.
We have expanded our operations significantly, including through acquisitions, and anticipate that further expansion may be required in order for us to grow our business. Our growth has placed and could continue to place increasing and significant demands on our management, our operational and financial systems and infrastructure and our other resources. If we do not effectively manage our growth, the quality of our services could suffer, which could harm our business, results of operations or financial condition. In order to manage future growth, we will need to hire, integrate and retain highly skilled and motivated employees. We may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business, results of operations or financial condition could be harmed. We will also be required to continue to improve our existing systems for operational and financial management, including our reporting systems, procedures and controls. These improvements may require significant capital expenditures and could place increasing demands on our management. We may not be successful in managing or expanding our operations or in maintaining adequate financial and operating systems and controls. If we do not successfully implement improvements in these areas, our business, results of operations or financial condition could be harmed.
If we are unable to attract, train, motivate and retain senior management and other qualified personnel, our business, results of operations or financial condition could be negatively affected.
Our success depends in large part on our ability to attract and retain senior management personnel, as well as technically qualified and highly skilled technical, operational, sales, consulting, finance and marketing personnel. It could be difficult, time consuming and expensive to identify, recruit, and onboard any key management member or other critical personnel. Competition for highly skilled personnel is often intense. If we are unable to attract and retain qualified individuals, our ability to compete in the markets for our solutions would be adversely affected, which would have a negative impact on our business, results of operations or financial condition. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, including key employees obtained through our acquisitions, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms or at all.
Changes in management or other critical personnel may be disruptive to our business and might also result in our loss of unique skills, loss of knowledge about our business and the departure of other existing employees. The loss of one or more of our key employees could significantly harm our business. If we are unable to attract, integrate, or retain the qualified and highly skilled personnel required to fulfill our current or future needs, our business, results of operations or financial condition could be harmed.

Effective succession planning is also important to the long-term success of our business. If we fail to ensure the effective transfer of knowledge and smooth transitions involving key employees, it could hinder our strategic planning and execution. The loss of senior management or any ineffective transitions in management could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, results of operations or financial condition.
Our international operations subject us to additional risks which could have an adverse effect on our business, results of operations or financial condition.
We have certain business operations located in the Philippines. Countries outside of the United States may be subject to relatively higher degrees of political and social instability and may lack the infrastructure to withstand political unrest or natural disasters. These risks and challenges include, but are not limited to:
•
difficulties and costs of staffing and managing foreign operations, including any impairment to relationships with employees caused by a reduction in force;

•
restrictions imposed by local labor practices and laws on our business and operations;

•
exposure to different business practices and legal standards;

•
unexpected changes in regulatory requirements;

•
political, social and economic stability and the risk of war, terrorist activities or other international incidents;

•
the failure of telecommunications and connectivity infrastructure;

•
natural disasters and public health emergencies, including the ongoing COVID-19 pandemic; and

•
potentially adverse tax consequences, including the possible imposition of increased withholding taxes.

The factors set forth above could interfere with work performed by labor sources in these areas or could result in our having to replace or reduce these labor sources.
The practice of utilizing labor based in foreign countries has come under increased scrutiny in the United States. Governmental authorities, including CMS, could seek to impose financial costs or restrictions on foreign companies providing services to clients or companies in the United States. Governmental authorities may attempt to prohibit or otherwise discourage us from sourcing services from offshore labor. In addition, clients may require us to use labor based in the United States for regulatory or other reasons. To the extent that we are required to use labor based in the United States, we may face increased costs as a result of higher-priced United States-based labor.
The Foreign Corrupt Practices Act of 1977, as amended, and other applicable anti-corruption laws and regulations prohibit certain types of payments by our employees, vendors and agents. Any violation of the applicable anti-corruption laws or regulations by us, our subsidiaries or our local agents could expose us to significant penalties, fines, settlements, costs and consent orders that may curtail or restrict our business as it is currently conducted and could have an adverse effect on our business, results of operations or financial condition.
Contractual relationships with private insurers that are funded by government programs may impose special burdens on us and provide special benefits to those clients.
A large portion of our revenue comes from private insurers that are funded by government programs. Our contracts with private insurers may be subject to some or all of the following:
•
termination when appropriated funding for the current fiscal year is exhausted;

•
termination for the governmental client’s convenience, subject to a negotiated settlement for costs incurred and profit on work completed, along with the right to place contracts out for bid before completion of the full contract term, as well as the right to make unilateral changes in contract requirements, subject to negotiated price adjustments;

•
compliance and reporting requirements related to, among other things, agency-specific policies and regulations, information security, subcontracting requirements, equal employment opportunity, affirmative action for veterans and workers with disabilities and accessibility for the disabled;

•
broad audit rights;

•
ownership of inventions made with federal funding under the Bayh-Dole Act; and

•
specialized remedies for breach and default, including setoff rights, risk allocation, retroactive price adjustments and civil or criminal fraud penalties, re-procurement expenses, as well as mandatory administrative dispute resolution procedures instead of state contract law remedies.

In addition, certain violations of federal and state law may result in termination of our contracts with private insurers, and, under certain circumstances, suspension or debarment from future such contracts.
We face inspections, reviews, audits and investigations from health plans. These audits could have adverse findings that may negatively affect our business, results of operations or financial condition.
Because we support our health plan clients’ participation in Medicare and other government-sponsored healthcare programs, we are subject to inspections, reviews, audits and investigations by them to verify our compliance with these programs, applicable laws and regulations and contractual requirements. We also periodically conduct internal audits and reviews of our regulatory compliance. An adverse inspection, review, audit or investigation could result in:
•
refunding amounts or paying penalties assessed by the health plans;

•
state or federal agencies imposing fines, penalties and other sanctions on us;

•
decertification or exclusion from participation in one or more health plan networks;

•
self-disclosure of violations to applicable regulatory authorities;

•
damage to our reputation; and

•
loss of certain rights under, or termination of, our contracts with health plans.

The outcome of any current or future inspection, review, audit or investigation cannot be accurately predicted, nor can we predict any of the results noted above. Nevertheless, it is possible that any such outcome of an adverse inspection, review, audit or investigation could be substantial, and the outcome of these matters may have a material adverse effect on our business, results of operations or financial condition. Furthermore, the legal and other costs associated with complying with these inspections, reviews, audits or investigations, including costs associated with maintaining related security and compliance controls, could be significant.
Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.
Our net operating loss (“NOL”) carryforwards could expire unused and be unavailable to offset future income tax liabilities because of their limited duration or because of restrictions under U.S. tax law. NOLs generated in taxable years beginning before January 1, 2018 are permitted to be carried forward for only 20 taxable years under applicable U.S. federal income tax law. Under the Tax Cuts and Jobs Act, or the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, NOLs arising in taxable years beginning after December 31, 2017, and before January 1, 2021, may be carried back to each of the five tax years preceding the tax year of such loss, and NOLs arising in tax years beginning after December 31, 2020 may not be carried back. Moreover, under the Tax Act as modified by the CARES Act, NOLs generated in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such NOLs generally will be limited in taxable years beginning after December 31, 2020 to 80% of current year taxable income. The extent to which state income tax law will conform to the Tax Act and CARES Act is uncertain.
In general, under Section 382 of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), a corporation that undergoes an “ownership change” (as defined under Section 382 of the Code (“Section 382”) and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. As a result of the Merger, an analysis was completed in accordance with Section 382 to determine the limitations associated with our use of preexisting NOL carryforwards in future periods. The annual limitation is based on a number of factors including the value of our stock (as defined for tax purposes) on the date of the ownership change, our net unrealized built in gain position on that date and the effect of any subsequent ownership changes, if any. We retained a third party to complete the required Section 382 analysis who determined that at September 4, 2019 approximately $66.9 million of the NOL carryforwards will be available to future tax periods in varying increments annually. As of December 31, 2020, the Company had $50.0 million of federal NOL carryforwards which begin to expire in 2023 and $52.6 million of combined NOL carryforwards in various states which will begin to expire in 2023.
Risks Related to Governmental Regulation
Recent and future developments in the healthcare industry could have a material adverse impact on our business, results of operations or financial condition.
All of our revenue is derived from the healthcare industry, which is highly regulated and subject to changing political, legislative, regulatory and other influences. The results of the 2020 U.S. presidential and congressional elections have created further uncertainty, including with respect to the U.S. government’s role, in the U.S. healthcare industry. As a result of such elections, there are renewed calls for health insurance reform, which could lead to significant changes in the U.S. healthcare market. We cannot predict with certainty what form any potential health insurance reform may take and the impact of any such reform on our clients’ businesses and on our business, but such changes could impose new or more stringent regulatory requirements on the activities of our clients, which in turn could negatively impact our business, results of operations or financial condition.
Federal healthcare program spending continues to be a major political and legislative issue in the United States and the federal government continues to consider deficit reduction measures and other changes to government healthcare programs. In recent years, legislative and regulatory changes have limited, and in some cases reduced, the levels of payment that healthcare payors receive for various services under Medicare, Medicaid and other federal healthcare programs. For example, the Budget Control Act requires automatic spending reductions to the federal deficit, and the Patient Protection and Affordable Care Act (the “ACA”) provides for significant federal healthcare program spending reductions, including reductions in Medicare payments to most healthcare providers and Medicare Advantage plans. See “— Risks Related to our Business and Industry — Federal reductions in Medicare Advantage funding could adversely affect our business, results of operations or financial condition.”
The ACA has also changed how healthcare services are covered, delivered and reimbursed. The ACA mandates that substantially all U.S. citizens maintain health insurance coverage, expands health insurance coverage through a combination of public program expansion and private sector reforms, reduces Medicare program spending and promotes value-based purchasing. However, efforts by certain lawmakers to repeal or make significant changes to the ACA, our implementation or our interpretation have cast uncertainty onto the future of the law. We are unable to predict the full impact of the ACA and other health reform initiatives on our operations in light of the uncertainty regarding whether, when and how the ACA will be further changed, what alternative reforms (including single payer proposals), if any, may be enacted, the timing of enactment and implementation of alternative provisions and the impact of alternative provisions on various healthcare industry participants. While many of the provisions of the ACA and other health reform initiatives may not be directly applicable to us, such initiatives affect the businesses of our clients. For example, as a result of Medicare payment reductions and other reimbursement changes mandated under the ACA, our clients may attempt to seek price concessions from us or reduce their use of our solutions, especially if provisions expanding coverage are repealed without eliminating the payment reductions or other reimbursement changes. Additionally, because many of our solutions are designed to assist clients in effectively navigating the shift to value-based healthcare, the elimination of, or significant revisions to, various value-based healthcare initiatives may adversely impact our business. Thus, the ACA may result in a reduction of expenditures by clients or potential clients in the healthcare industry, which could have a material adverse impact on our business, results of operations or financial condition.

Moreover, there are currently numerous federal, state and private initiatives seeking to increase the use of technology in healthcare as a means of improving care and reducing costs. For example, the Health Information Technology for Economic and Clinical Health (“HITECH”) Act, which was enacted in 2009, and the 21st Century Cures Act (the “Cures Act”), which was enacted in 2016, contain incentives and penalties to promote the use of Electronic Health Records (“EHR”) technology and the efficient exchange of health information electronically. Further, the Cures Act provides for penalties to be imposed on healthcare technology developers, health information exchanges or networks and health providers that are found to improperly block the exchange of health information. These and other initiatives may result in additional or costly legal or regulatory requirements that are applicable to us and our clients, may encourage more companies to enter our markets, may provide advantages to our competitors and may result in the development of technology solutions that compete with us. Any such initiatives also may result in a reduction of expenditures by existing or potential clients, which could have a material adverse impact on our business, results of operations or financial condition.
In addition to cost containment efforts at the federal and state levels, general reductions in expenditures by healthcare industry constituents could have a material adverse impact on our business, results of operations or financial condition. Such reductions could result from, among other things, government regulation or private initiatives that affect the manner in which providers interact with patients, payors or other healthcare industry constituents, including changes in pricing or means of delivery of healthcare solutions. Even if general expenditures by healthcare industry constituents remain the same or increase, other developments in the healthcare industry may result in reduced spending on healthcare technology and services or in some or all of the specific markets we serve or are planning to serve. In addition, our clients’ expectations regarding pending or potential healthcare industry developments also may affect their budgeting processes and spending plans with respect to the types of solutions we provide. For example, use of our solutions could be affected by, among other things:
•
changes in the design of health insurance plans;

•
changes in the contracting methods payors use in their relationships with providers; and

•
implementation of government programs that streamline and standardize eligibility enrollment processes, which could result in decreased pricing or demand for our eligibility and enrollment solutions.

The healthcare industry has changed significantly in recent years, and we expect that significant changes will continue to occur. The timing and impact of developments in the healthcare industry are difficult to predict. We cannot be sure that the markets for our solutions will continue to exist at their current levels, will not change in ways that adversely affect us or that we will have adequate technical, financial and marketing resources to react to changes in those markets.
We are subject to complex, stringent and evolving laws, regulations and standards relating to data privacy and security (including the collection, storage, use, transfer, and processing of personally identifiable information), including protected health information, and any actual or perceived failure by us to comply with such laws, regulations or standards, or our own information security policies or contractual or other obligations relating to data privacy and security, could adversely affect our business, including our reputation among clients.
We collect, receive, generate, use, process, and store significant and increasing volumes of sensitive information, such as employee, client and individual protected health information and other personally identifiable information. We are subject to a variety of federal, state and local laws, directives and regulations, as well as contractual obligations, relating to the collection, use, storage, retention, security, disclosure, transfer, return, destruction and other processing of protected health information, other personally identifiable information, and other data. In many jurisdictions, enforcement actions and consequences for noncompliance with such laws, directives and regulations are rising, and the regulatory framework for privacy, data protection and data transfers is complex and rapidly evolving and is likely to remain uncertain for the foreseeable future. As required by applicable laws, we publicly post documentation regarding our privacy practices concerning the collection, processing, use and disclosure of certain data. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. In addition, although we endeavor to comply with our published policies and documentation, individuals could allege we have failed to do so, or we may at times actually fail to do so despite our efforts. Any failure by us, our vendors or other parties with whom we do business to comply with this documentation or with laws or regulations applicable to our business could result in proceedings against us by governmental entities or others. Such a failure could adversely affect our business, including our reputation among clients.
The U.S. federal and various state government bodies and agencies have adopted or are considering adopting laws and regulations limiting, or laws and regulations regarding the collection, distribution, use, disclosure, storage and security of, personally identifiable information, including protected health information. For example, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) establishes a set of national privacy and security standards for the protection of protected health information by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services, including administrative provisions directed at simplifying electronic data interchange through standardizing transactions, establishing uniform healthcare provider, payor, and employer identifiers and seeking protections for confidentiality and security of patient data. Compliance with HIPAA requires significant systems enhancements, training and administrative effort. HIPAA can also expose us to additional liability for violations by our business associates.
HIPAA imposes mandatory penalties for certain violations, and a single breach incident can result in violations of multiple standards. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of protected health information or personally identifiable information. Moreover, many state laws do create state-specific private rights of action for conduct that would otherwise violate HIPAA or state law obligations. Class action lawsuits are becoming an expected and more common occurrence in cases of breaches.
In addition, HIPAA mandates that the Secretary of the Department of Health and Human Services (“HHS”) conduct periodic compliance audits of HIPAA-covered entities and business associates for compliance with HIPAA’s privacy and security standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured protected health information may receive a percentage of the civil monetary penalty fine paid by the violator.
HIPAA further requires that members be notified of any unauthorized acquisition, access, use or disclosure of their unsecured protected health information that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public website. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.
In addition to HIPAA, numerous other federal and state laws and regulations designed to protect the collection, distribution, use, disclosure, storage and security of protected health information and other types of personally identifiable information have been enacted. For example, in June 2018 California enacted the California Consumer Privacy Act (“CCPA”), which became effective on January 1, 2020 and, among other things, requires covered companies to provide certain disclosures to California residents and afford such residents data protection rights, including the ability to opt out of certain sales of personally identifiable information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personally identifiable information that may increase data breach litigation. Additionally, a new California ballot initiative, the California Privacy Rights Act (“CPRA”), was passed in November 2020. Effective beginning on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personally identifiable information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. While the CCPA may not apply to certain protected health information, the interpretation and enforcement of the CCPA remain unclear, and the effects of the CCPA potentially are significant and still may require us to modify our data practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and sanctions and litigation.
In the United States, many state legislatures, government bodies and regulatory agencies have adopted legislation and regulations that regulate how businesses operate online, including measures relating to privacy, data security and data breaches. Additionally, some statutory and regulatory requirements in the United States, such as HIPAA, include obligations for companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or our service providers. Laws in all 50 states and other U.S. territories require businesses to provide notice to individuals whose personally identifiable information has been disclosed as a result of a data breach. Such laws are not always consistent, and compliance in the event of a widespread data breach is costly and may be challenging. States are also constantly amending existing laws, requiring attention to frequently changing requirements, and we expect these changes to continue.
In addition to government regulation, privacy advocates and industry groups may propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards or to facilitate our clients’ compliance with such standards. We expect that there will continue to be new proposed laws and regulations concerning privacy, data protection and information security, and we cannot yet determine the impact such future laws, regulations, and standards may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, standards, contractual and other obligations relating to privacy and data protection are still uncertain and changing, it is possible that these laws, standards, contractual and other obligations may be interpreted and applied in a manner that is inconsistent with our data management practices, our privacy, data protection or data security policies or procedures or the features of our technology. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices or modify our technology, any of which could adversely affect our business. We may be unable to make such changes or modifications in a commercially reasonable manner, or at all, and our ability to develop new software or provide new services could be limited. Any inability to adequately address privacy, data protection or information security-related concerns, even if unfounded, or to successfully negotiate privacy, data protection or information security-related contractual terms with clients, or to comply with applicable laws and regulations, or our policies relating to privacy, data protection, and information security, could result in additional cost and liability to us and harm our reputation and brand. Any of the foregoing could materially and adversely affect our business, results of operations or financial condition.
We are unable to predict what changes to laws, regulations and other requirements, including related to contractual obligations, might be made in the future or how those changes could affect our business and the costs of compliance.
We have attempted to structure our operations to comply with laws, regulations and other requirements applicable to us directly and to our clients, but we cannot assure you that our operations will not be challenged or impacted by enforcement initiatives. We have been, and in the future may become, involved in governmental investigations, audits, reviews and assessments. Certain of our businesses are subject to review, including for compliance with various legal, regulatory or other requirements. Any determination by a court or agency that our solutions violate, or cause our clients to violate, applicable laws, regulations or other requirements could subject us or our clients to civil or criminal penalties. Such a determination also could require us to modify or terminate portions of our business, disqualify us from serving clients that do business with government entities or cause us to refund some or all of our service fees or otherwise compensate our clients. In addition, failure to satisfy laws, regulations or other requirements could adversely affect demand for our solutions and could force us to expend significant capital, research and development and other resources to address the failure. Even an unsuccessful challenge by regulatory and other authorities or private whistleblowers could be expensive and time-consuming, could result in loss of business, exposure to adverse publicity and injury to our reputation and could adversely affect our ability to retain and attract clients. Laws, regulations and other requirements impacting our operations include, but are not limited to, the following:
•
the federal beneficiary inducement civil monetary laws, which generally prohibit giving something of value to an individual if the remuneration is likely to influence that beneficiary’s choice of a particular provider, supplier or practitioner for services covered by applicable federal healthcare programs. There are a number of exceptions, such as, remuneration that “promotes access to care and poses a low risk of harm to patients and federal healthcare programs.” A violation of this statute includes fines or exclusion from federal healthcare programs;

•
HIPAA, which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors, willingly obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, a person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•
the Telephone Consumer Protection Act, as amended (“TCPA”), subjects us and our vendors to various rules regarding contacting our clients and our clients’ patients via telephone, fax or text message and may impact our operations. Prior express consent, and, in the case of marketing calls, prior express written consent, of consumers may be required to override certain activities prohibited under the TCPA. Because our solutions need and rely upon various messaging components to achieve successful outcomes for us and our clients, our ability to communicate with our clients and their patients may be affected by the TCPA, its implementing regulations and litigation pursuant to the TCPA. In addition, because the scope and interpretation of the TCPA, and other laws that are or may be applicable to making calls and delivering text messages to consumers, continue to evolve and develop, we or our vendors inadvertently could fail to comply or be alleged, with or without merit, to have failed to comply with the TCPA or other similar laws, and consequently be subject to significant liability and statutory damages, negative publicity associated with class action litigation or costs associated with modifying our solutions and business strategies;

•
the Controlling the Assault of Non-Solicited Pornography and Marketing Act, which regulates commercial email messages and specifies penalties for the transmission of commercial email messages that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from senders; and

•
analogous state laws and regulations, such as state anti-kickback and false claims laws, which may be more restrictive and may apply to healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by the patients themselves.

We also may be impacted by non-healthcare laws, industry standards and other requirements. For example, laws and regulations governing how we communicate with our clients and our clients’ members may impact our operations and, if not followed, would result in fines, penalties and other liabilities and adverse publicity and injury to our reputation. Compliance with future laws and regulations or the applicable regulators’ interpretations of the laws and regulations may require us to change our practices at an undeterminable, and possibly significant, initial and annual expense. These additional monetary expenditures may increase future overhead, which could harm our business.
Changes in tax rules and regulations, or in interpretations thereof, may materially adversely affect our effective tax rates.
We have operations in many states in the United States as well as the Philippines. Accordingly, we are subject to taxation in many jurisdictions with increasingly complex tax laws, the application of which can be uncertain.

Unanticipated changes in our tax rates could affect our future results of operation or financial condition. Our future effective tax rates could be unfavorably affected by changes in the tax rates in jurisdictions where our income is earned and taxed, by changes in tax rules and regulations, or in interpretations thereof, in the jurisdictions in which we do business, by increases in expenses not deductible for tax purposes including impairments of goodwill, by changes in GAAP or other applicable accounting standards or by changes in the valuation of our deferred tax assets and liabilities.
In addition, we are subject to the continual examination of our income tax returns by the U.S. Internal Revenue Service (“IRS”) and other domestic and international tax authorities. Tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in their state or country, which may result in increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result. We cannot assure you that the final determination of any of these examinations will not have a material adverse effect on our results of operations or financial condition.
Risks Related to Information Technology, Data Privacy and Intellectual Property
Security breaches or incidents, failures and other disruptions of the information technology (“IT”) systems used in our business operations, including the Internet and related systems of our vendors, and the security measures protecting them, and the sensitive information we collect, process, transmit, use and store, may adversely impact our business, results of operations or financial condition.
Our business relies on sophisticated, commercial off-the-shelf and customized IT systems to obtain, process, store, analyze and manage data and other sensitive information, and to develop, distribute and deliver products and services. Further, our business relies to a significant degree upon the secure collection, transmission, use, storage and other processing of sensitive information, including protected health information and other personally identifiable information, financial information, including payment card data, and other confidential information and data within these systems. To the extent our or our vendors’ IT systems are not successfully protected or fail, our business, results of operations or financial condition may be adversely affected. Our business, results of operations or financial condition may also be adversely affected if a vendor servicing our IT systems does not perform satisfactorily, or if the IT systems are interrupted or damaged by unforeseen events, including the actions of third parties.
To protect our systems and the information stored thereon, we seek to implement commercially reasonable security measures and maintain information security policies and procedures informed by requirements under applicable law and recommended practices, in each case, as applicable to the data received, used, stored, processed and transmitted. Despite our security management efforts with respect to administrative, physical and technical safeguards, employee training, vendor (and sub-vendor) controls and contractual relationships, our infrastructure, data or other operations centers and systems used in connection with our business operations, including the Internet and related systems of our vendors (including vendors to which we outsource data hosting, storage and processing functions) are vulnerable to a security breach, interruption of system or the threat of a breach or other security incident. For example, we and our vendors have experienced, and from time to time in the future may experience, unauthorized access to, misuse, modification, loss or destruction of and disclosure of our or our clients’ (or their members’ and patients’) confidential or personal information or data due to cyberattacks and other data security incidents, power or telecommunications failures, employee or insider malfeasance or improper employee or contractor conduct, computer viruses and other malware, programming errors and other human errors, phishing schemes, threats of ransomware events and denial-of-service attacks. In the future, we may experience such unauthorized access or disclosures for these reasons or due to other disruptive problems, including, but not limited to, physical break-ins, hackers and other breaches by insiders or third parties due to criminal conduct, ransomware events, fraud, natural disasters, terrorist attacks and other unanticipated events. We may be required to expend significant capital and other resources to protect against, and alleviate problems caused by, such incidents, regardless of whether they affect our systems or networks, or the systems or networks of our third-party service providers.
It is not possible to prevent all security threats to our systems and data or to predict all the ways in which such security threats may materialize. Techniques used to obtain unauthorized access, disable or degrade services or sabotage systems are becoming increasingly complex and sophisticated and change frequently, which can make such events difficult to detect for long periods of time. Further, defects in the design or manufacture of the hardware, software or applications we procure from third parties to develop our products and services could compromise our IT systems. These events, including unauthorized access, misappropriation, disclosure or loss of sensitive information (including personally identifiable information, protected health information or financial information) or a significant disruption of our network generally, expose us to risks, including an inability to provide our solutions and fulfill contractual demands, and could cause management distraction and the obligation to devote significant financial and other resources to mitigate such problems, which would increase our future information security costs, including through organizational changes, deploying additional personnel, reinforcing administrative, physical and technical safeguards, further training of employees, changing vendor (and sub-vendor) control practices and engaging third-party subject matter experts and consultants.
Moreover, unauthorized access, use or disclosure of certain sensitive information in our possession or our failure to satisfy legal requirements, including requirements relating to safeguarding protected health information under HIPAA, payment card data under the Payment Card Industry Data Security Standard and personally identifiable information under applicable state data privacy laws, as discussed above, could result in litigation, disputes, indemnity obligations and other liabilities and regulatory investigations, enforcement, orders and actions, which could result in potential fines and penalties, as well as costs relating to investigation of an incident or breach, corrective actions, required notifications to regulatory agencies and clients, credit monitoring services and other necessary expenses. In addition, actual or perceived breaches of our security management efforts can cause existing clients to terminate their relationship with us and deter existing or prospective clients from using or purchasing our solutions in the future. These events can have a material adverse impact on our business, results of operations, financial condition or reputation.
Because our solutions involve the collection, processing, storage, use and transmission of personally identifiable information of consumers, we and other industry participants have been and expect to routinely be the target of attempted cyber and other security threats by outside third parties, including technically sophisticated and well-resourced bad actors attempting to access or steal the data we store, process or transmit. Vendor, insider or employee cyber and security threats also occur and are a significant concern for all companies, including us. In recent years there have been a number of well-publicized data breaches involving the improper dissemination of personally identifiable information of individuals both within and outside of the healthcare industry and such breaches can result in significant losses. These breaches have resulted in lawsuits and governmental investigations or enforcement actions that have sought or obtained significant fines and penalties, and have required companies to enter into agreements with government regulators that impose ongoing obligations and requirements, including internal and external (third-party) monitorship for five years or more. Most states require holders of personally identifiable information to maintain safeguards and take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals or the state’s attorney general. In some states, these laws are limited to electronic data, but states increasingly are enacting or considering stricter and broader requirements. Additionally, HIPAA imposes certain notification requirements on both covered entities and business associates. In certain circumstances involving large breaches, requirements may even involve notification to the media. A non-permitted use or disclosure of protected health information is presumed to be a breach under HIPAA unless the covered entity or business associate establishes that there is a low probability the information has been compromised consistent with requirements enumerated in HIPAA. Further, the Federal Trade Commission has prosecuted certain data breach cases as unfair and deceptive acts or practices under the Federal Trade Commission Act. In addition, by regulation, the Federal Trade Commission requires creditors, which may include some of our clients, to implement identity theft prevention programs to detect, prevent and mitigate identity theft in connection with client accounts. Although Congress passed legislation that restricts the definition of “creditor” and exempts many healthcare providers from complying with this identity theft prevention rule, we may be required to apply additional resources to our existing processes to assist our affected clients in complying with this rule.
While we maintain liability insurance coverage, including coverage for errors and omissions and cyber-liability, claims may not be sufficiently covered or could exceed the amount of our applicable insurance coverage, if any, or such coverage may not continue to be available on acceptable terms or in sufficient amounts. We also cannot ensure that any limitation of liability or indemnity provisions in our contracts, including with vendors and service providers, for a security lapse or breach or other security incident would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. Any of the foregoing could adversely affect our business, results of operations or financial condition.
Disruptions in service or damages to our and our vendors’ data center colocation and hosting facilities, public and private cloud subscriptions, distribution centers or other operations centers, or other software or systems failures, could have a material adverse impact on our business, results of operations or financial condition.
Our data center colocation and hosting facilities, public and private cloud subscriptions, distribution centers and other operations centers are essential to our business. Our business operations depend on our and our vendors’ ability to maintain and protect our network and computer systems, many of which are located in our primary data center colocation facilities and operations centers that we lease or subscribe to and operate, some of which are outsourced to certain third-party hosting and cloud service providers. We have consolidated several hosting environments and currently plan to continue such consolidation. We also provide application hosting and managed services that involve operating both our infrastructure and software, as well as the software of vendors for our clients. The ability to access the systems, applications and data that we host and on demand support is important to our clients.
Our operations, cloud service providers and data center colocation and hosting facilities are vulnerable to interruption or damage from a number of sources, many of which are beyond our control, including, without limitation: power loss and telecommunications failures, fire, flood, hurricane, tornado and other natural disasters, software and hardware errors, failures or crashes , spikes in consumer usage, negligence, infrastructure changes, human or software errors, hardware failures, terrorist attacks, improper operation, cyber and ransomware attacks, computer viruses, hacking, break-ins, sabotage, fraud, intentional acts of vandalism and other similar disruptive problems. The occurrence of any of these events could result in interruptions, delays or cessations in service to users of our solutions, which could impair or prohibit our ability to provide our solutions, reduce the competitive advantages of our solutions to our clients, damage our reputation and otherwise have a material adverse impact on our business, results of operations or financial condition. In addition, if clients’ access to our solutions is interrupted because of problems in our operations, facilities or cloud service providers, we could be in breach of our agreements with clients or exposed to significant claims, particularly if the access interruption is associated with problems in the timely delivery of medical care.
We attempt to mitigate these risks through various means, including disaster recovery and business continuity plans, penetration testing, vulnerability scans, patching and other information security procedures and cybersecurity and ransomware measures, insurance against fires, floods, other natural disasters, cyber-liability and general business interruptions, and client and employee training and awareness, but our precautions cannot protect against all risks. Any significant instances of system downtime could negatively affect our reputation and ability to provide our solutions or remote hosting services, which could have a material adverse impact on our business, results of operations or financial condition.
We also rely on a number of vendors, such as cloud service providers, data center colocation and hosting providers and call center technology providers, to provide us with a variety of solutions and services necessary for our transaction services and processing functions. We also utilize contractors and sub-contractors, including, but not limited to, software developers, for the development and maintenance of certain software products we use to provide our solutions, as well as infrastructure, security and IT service management. As a result, our disaster recovery and business continuity plans may rely, in part, upon vendors of related services, which increases our vulnerability to problems with the services they provide. We exercise limited control over these vendors, and our review processes for such vendors may be insufficient to identify, prevent or mitigate adverse events. Our vendors are ultimately responsible for maintaining their own network security, disaster recovery and system management procedures, and, if these vendors do not fulfill their contractual obligations, have system failures, choose to discontinue their products or services or otherwise suffer any type of cybersecurity incident, our business and operations could be disrupted and our brand and reputation, including with our clients and partners, could be harmed. Any of the foregoing could adversely affect our business, results of operations or financial condition.

Interruptions and limitations of the IT systems used in our business operations could have a material adverse impact on our business, results of operations or financial condition.
Our ability to deliver our solutions and services is dependent on the development and maintenance of the infrastructure of the Internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable Internet access and services and reliable telephone and facsimile services. Our services are designed to operate without interruption in accordance with our service level commitments.
However, we have experienced limited interruptions of our IT systems in the past, including infrastructure failures that temporarily slow down the performance of our solutions, and we may experience similar or more significant interruptions in the future, as discussed above. Interruptions of these systems, whether due to system failures, computer viruses, physical or electronic break-ins or other catastrophic events, could affect the security or availability of our solutions and services and prevent or inhibit the ability of our clients to access our solutions and services. In the event of any errors, failures, interruptions or delays with respect to our IT systems or those of our vendors, we may experience an extended period of system unavailability, which could result in substantially costs to remedy the problem or negatively impact our relationships with our clients and partners and adversely affect our business and could expose us to liabilities. Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur, and we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.
In addition, as a result of the complexity of the issues facing our clients and the inherent complexity of our solutions to such issues, our clients depend on our support organization to resolve any technical issues relating to our offerings. Our ability to deliver our products and solutions is dependent on our software development lifecycle management processes, including with respect to our change management processes, which impact our ability to effectively identify, track, test, manage and implement changes to our software. As a result, our IT systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information technology, emerging cybersecurity risks and threats, evolving industry and regulatory standards and changing preferences of our clients. In addition, our sales process is highly dependent on the quality of our offerings, on our business reputation and on strong recommendations from our existing clients. Any failure to maintain high-quality and highly responsive technical support, or a market perception that we do not maintain high-quality and highly responsive support, including as a result of our inability to respond quickly enough to accommodate short-term increases in client demand for certain technical support services, particularly as we increase the size of our client base, could harm our reputation, adversely affect our ability to sell our offering to existing and prospective clients, and harm our business, results of operations or financial condition.
The protection of our intellectual property and proprietary rights requires substantial resources, and protections of our intellectual property and proprietary rights may not be adequate. Any failure to obtain, maintain, protect and enforce our intellectual property and proprietary rights, or failure of our intellectual property and proprietary rights to be sufficiently broad, could harm our business, results of operations or financial condition.
Our success is dependent, in part, upon our ability to protect our intellectual property and proprietary technology. We rely upon a combination of trade secret, trademark, patent and copyright laws, license agreements, confidentiality policies and procedures, contractual provisions (e.g., intellectual property assignment agreements), nondisclosure agreements and technical measures of varying duration designed to establish, maintain and protect the intellectual property and proprietary information and commercially valuable confidential information and data used in our business. However, the steps we have taken to obtain, maintain, protect and enforce our proprietary rights and intellectual property may not be adequate, protect against our competitors or other third parties independently developing products or services that are equivalent or superior to our solutions or otherwise allow us to maintain any competitive advantage.
For instance, we have not sought to register our intellectual property outside of the United States and we may not be able to secure trademark or service mark registrations for marks in the United States or take similar steps to secure patents for our proprietary processes, methods and technologies. Even if we are successful in obtaining patent, trademark or other intellectual property rights or registrations, any of these rights and registrations may lapse, be abandoned, be circumvented by others or may be opposed or otherwise challenged or invalidated by a third party through administrative process or litigation.
Third parties also may infringe upon, misappropriate or otherwise violate our trademarks, service marks, patents and other intellectual property and proprietary rights. If we believe a third party has infringed, misappropriated or otherwise violated our intellectual property or proprietary rights, litigation may be necessary to enforce and protect those rights or to determine the validity and scope of the rights of others, which would divert management resources, would be expensive and time-consuming and may not effectively protect our intellectual property and proprietary rights, regardless of whether we are successful or not. In addition, our efforts may be met with defenses and counterclaims challenging the validity and enforceability of our intellectual property rights or may result in a court determining that our intellectual property rights are unenforceable. Even if we establish infringement, misappropriation or other violation, a court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings. As a result, if we fail to obtain, maintain, protect or enforce adequate intellectual property protection or if a third party infringes, misappropriates or otherwise violates our intellectual property and proprietary rights, it may have a material adverse impact on our business, results of operations or financial condition.
Our currently pending or future patent applications may not result in issued patents, or be approved on a timely basis, if at all. Similarly, any term extensions that we seek may not be approved on a timely basis, if at all. In addition, our issued patents, or any patents that may be issued in the future, may not contain claims sufficiently broad to protect us against third parties with similar technologies or solutions or provide us with any competitive advantage, including exclusivity in a particular area, or may be successfully challenged by third parties, which could result in them being narrowed in scope or declared invalid or unenforceable. In addition, if we are unable to maintain our existing license agreements or other agreements pursuant to which third parties grant us rights to intellectual property, including because such agreements terminate, our business, results of operations or financial condition could be materially adversely affected.
Patent law reform in the United States may also weaken our ability to enforce our patent rights, or make such enforcement financially unattractive. For instance, in September 2011, the United States enacted the Leahy-Smith America Invents Act, which permits enhanced third-party actions for challenging patents and implements a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. These reforms could result in increased uncertainties and costs to protect our intellectual property or limit our ability to obtain and maintain patent protection for our solutions in these jurisdictions.
Our trademarks, logos and brands may provide us with a competitive advantage in the market as they may be known or trusted by clients. In order to maintain the value of such brands, we must be able to obtain, maintain, enforce and defend our trademarks. We have pursued, and will pursue, the registration of trademarks, logos and service marks in the United States; however, enforcing rights against those who knowingly or unknowingly dilute or infringe our brands can be difficult. We may be unable to obtain trademark protection for our services and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not sufficiently distinguish our products, services and brands from those of our competitors. In addition, our trademarks may be contested or found to be unenforceable or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them. We cannot assure you that the steps we have taken and will take to protect our proprietary rights in our brands and trademarks will be adequate or that third parties will not infringe, dilute or misappropriate our brands, trademarks, trade dress or other similar proprietary rights.

While we generally seek to enter into proprietary information agreements with our employees and third parties engaged in the development of intellectual property on our behalf which assign intellectual property rights to us, these agreements may not be honored or may not effectively assign intellectual property or proprietary rights to us under the local laws of some countries or jurisdictions. We also cannot guarantee that we have entered into such agreements with each applicable party. We therefore cannot be certain that a competitor or other third party does not have or will not obtain rights to intellectual property that may prevent us from developing or marketing certain of our solutions, regardless of whether we believe such intellectual property rights are valid and enforceable or we believe we would otherwise be able to develop a more commercially successful solution. Any of the foregoing could materially and adversely affect our business, results of operations or financial condition.
If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary and internally-developed information, the value of our technology could be adversely affected.
Many of our solutions are based on or incorporate proprietary information. We actively seek to protect our proprietary information, including our trade secrets and proprietary know-how, by generally requiring our employees, consultants, other advisors and other third parties who have access to such information to execute proprietary information and confidentiality agreements upon the commencement of their employment, engagement or other relationship. Despite these efforts and precautions, such agreements may not be sufficient in scope or enforceable, we cannot guarantee that we have entered into such agreements with each person or entity that may have or have had access to our trade secrets or proprietary information, and such agreements can be breached. Enforcing a claim that another party illegally disclosed or obtained and is using any of our trade secrets or proprietary information could be difficult, expensive and time-consuming, and the outcome would be unpredictable. We may therefore be unable to prevent a third party from copying or otherwise obtaining and using our trade secrets or our other intellectual property without authorization and legal remedies may not adequately compensate us for the damages caused by such unauthorized use. Moreover, third parties may independently develop similar or equivalent proprietary information. Any of the foregoing could materially and adversely affect our business, results of operations or financial condition.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed trade secrets or other confidential information of third parties.
We have received confidential and proprietary information from third parties. In addition, we may employ individuals who were previously employed at other healthcare companies or other companies, including our competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have, inadvertently or otherwise, improperly used or disclosed confidential or proprietary information, trade secrets or know-how of former employers or other third parties. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our solutions. We may also be subject to claims that former employees, consultants, independent contractors or other third parties have an ownership interest in our intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. In addition to paying monetary damages, if we fail in defending against any such claims we may lose our rights therein, which could have a material adverse effect on our business, results of operations or financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs, result in reputational harm and be a distraction to our management and employees.
Third parties may claim that we or our licensors are infringing, misappropriating or otherwise violating their intellectual property or proprietary rights, and we could suffer significant litigation, the outcome of which would be uncertain, incur licensing expenses or be prevented from selling certain products and solutions.
Our commercial success depends, in part, on our ability to develop and commercialize our products and solutions and use our technology without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. We or our licensors could be subject to claims that we are misappropriating, infringing or otherwise violating intellectual property (including patents, trademarks, trade dress, copyrights, trade secrets and domain names) or other proprietary rights of others. We may become subject to preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. These claims, even if not meritorious, could be expensive to defend and divert management’s attention from our operations, and even if we believe we do not infringe, misappropriate or otherwise violate validly existing third-party rights we may choose to license such rights. If we or our licensors become liable to third parties for infringing, misappropriating or otherwise violating such third-party rights, we could be required to pay a substantial damage award, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property right. We could also be required to develop non-infringing technology, stop activities or services that use or contain the infringing intellectual property, or obtain a license, which may not be available on commercially reasonable terms and may require us to pay substantial license, royalty or other payments. We may be unable to develop non-infringing solutions or obtain a license on commercially reasonable terms, or at all. Any license may also be non-exclusive, which would potentially allow other parties, including our competitors, to access the same technology.
It may be necessary for us to initiate administrative proceedings or other litigation in order to determine the scope, enforceability or validity of third-party intellectual property or proprietary rights. We may also decide to settle or otherwise resolve such proceedings or litigation on terms that are unfavorable to us. Regardless of whether third-party claims have merit, litigation can be expensive and time-consuming, and could divert management’s attention. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. We also may be required to indemnify our clients if they become subject to third-party claims relating to the infringement, misappropriation or other violation of a third party’s intellectual property rights that we license or otherwise provide to them, which could be costly. Any of the foregoing could materially and adversely affect our business, results of operations or financial condition.
Our solutions depend, in part, on intellectual property and technology licensed from third parties.
Much of our business and many of our software and solutions rely on key technologies or content developed or licensed by third parties. For example, many of our software offerings are developed using software components or other intellectual property licensed from third parties, including both proprietary and open source licenses. These third-party software components may become obsolete, defective or incompatible with future versions of our solutions, or our relationship with the third-party licensors may deteriorate, or our contracts with the third-party licensors may expire or be terminated. We may also face legal or business disputes with licensors that may threaten or lead to the disruption of inbound licensing relationships.
In order to remain in compliance with the terms of our licenses, we must carefully monitor and manage our use of third-party software components, including both proprietary and open source license terms that may require the licensing or public disclosure of our intellectual property without compensation or on undesirable terms. Because the availability and cost of licenses from third parties depends upon the willingness of third parties to deal with us on the terms we request, there is a risk that third parties — including those who license to our competitors — either will refuse to license to us at all or refuse to license to us on terms equally favorable to those granted to our competitors or other third parties. Consequently, we may lose a competitive advantage with respect to these intellectual property rights or we may be required to enter into costly arrangements in order to terminate or limit these rights. Additionally, some of these licenses may not be available to us in the future on terms that are acceptable or that allow our solutions to remain competitive. In addition, it is possible that, as a consequence of a merger or acquisition, third parties may obtain licenses to some of our intellectual property rights or our business may be subject to certain restrictions that were not in place prior to such transaction. Any of the foregoing could materially and adversely affect our business, results of operations or financial condition.

Our use of open source software could impose limitations on our ability to commercialize our solutions, require substantial resources to monitor compliance with applicable licenses and protect our intellectual property and proprietary rights, subject us to possible litigation and otherwise adversely affect our business.
Our software and solutions incorporate open source software components that are licensed to us under various open source public domain licenses. Some open source software licenses require users who distribute open source software as part of their own software to publicly disclose all or part of the source code to such software or make available any modifications or derivative works of the open source code on unfavorable terms or at no cost.
The terms of many open source licenses have not been interpreted by U.S. or foreign courts and therefore the potential impact of such licenses on our business is not fully known or predictable. There is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions.
While we monitor our use of open source software and endeavor to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source license, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous, and we cannot assure or be certain that we have in all cases incorporated open source software in our solutions in a manner that is consistent with the applicable open source license terms and inclusive of all available updates or security patches. As a result, we may be required to publicly release our proprietary source code, pay damages for breach of contract, re-code or re-engineer one or more of our offerings, discontinue sales of one or more of our solutions in the event re-engineering cannot be accomplished on a timely basis or at all or take other remedial action that may divert resources away from our development efforts, any of which could cause us to breach obligations to our clients, harm our reputation, result in client losses or claims, increase our costs or otherwise materially adversely affect our business, results of operations or financial condition. A release of our proprietary code could also allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages.
Furthermore, use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. Any of the foregoing could materially and adversely affect our business, results of operations or financial condition.
We may be obligated to disclose our proprietary source code to our clients, which may limit our ability to protect our intellectual property and proprietary rights and could reduce the renewals of our services.
Certain of our agreements with our clients contain, and may in the future contain, provisions permitting the client to become a party to, or a beneficiary of, a source code escrow agreement under which we place the proprietary source code for our applicable solutions in escrow with a third party. Under these escrow agreements, the source code to the applicable solution may be released to the client, to be used in accordance with the license granted to the client in the applicable services agreement, upon the occurrence of specified events, such as in situations of our bankruptcy or insolvency, our aggregate cash balances not exceeding a specified threshold or the discontinuance of our ability to offer, support or maintain the applicable services.
Disclosing the content of our source code may limit the intellectual property protection we can obtain or maintain for our source code or our software and solutions containing that source code, and may facilitate intellectual property infringement, misappropriation or other violation claims against us. It also could permit a client to which a solution’s source code is disclosed to support and maintain that software or solution without being required to purchase our services. In addition, we cannot be certain that clients will comply with any applicable restrictions on their use or disclosure of the source code and we may be unable to monitor and prevent unauthorized use or disclosure of such source code. Any increase in the number of people familiar with our source code as a result of any such release may also increase the risk of a successful hacking attempt. Each of these could materially adversely affect our business, results of operations or financial condition.

Risks Related to Our Capital Structure, Indebtedness and Capital Requirements
Despite our level of indebtedness, we are able to incur more debt and undertake additional obligations. Incurring such debt or undertaking such additional obligations could further exacerbate the risks our indebtedness poses to our financial condition.
As of March 31, 2021, we had $324.2 million face value of outstanding indebtedness, in addition to $39.5 million of undrawn commitments under the Credit Agreement. Despite our level of indebtedness, we, including our subsidiaries, may be able to incur significant additional indebtedness in the future. Although the Credit Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and any indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent our subsidiaries from incurring obligations that do not constitute indebtedness and, if our subsidiaries refinance existing indebtedness, such refinancing indebtedness may contain fewer restrictions on our subsidiaries’ activities. To the extent new indebtedness is added to our and our subsidiaries’ currently anticipated indebtedness levels, the related risks that we and our subsidiaries face could intensify. While the Credit Agreement also contains restrictions on making certain loans and investments, these restrictions are subject to a number of qualifications and exceptions, and the investments incurred in compliance with these restrictions could be substantial.
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or to refinance our debt obligations and to fund our planned capital expenditures, acquisitions and other ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities or that future borrowings will be available to Convey or its subsidiaries under the Credit Agreement or otherwise in an amount sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness and fund our planned capital expenditures, acquisitions and other ongoing liquidity needs.
Restrictions imposed by the Credit Agreement may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.
The Credit Agreement restricts Convey and its restricted subsidiaries from engaging in specified types of transactions. Subject to exceptions specified in the Credit Agreement, these covenants restrict the ability of Convey and its restricted subsidiaries, among other things, to:
•
incur liens;

•
incur indebtedness;

•
make investments and loans;

•
engage in mergers, acquisitions and asset sales;

•
declare dividends or other distributions, redeem or repurchase equity interests or make other restricted payments;

•
alter the businesses Convey and its restricted subsidiaries conduct;

•
enter into agreements restricting distributions by Convey’s restricted subsidiaries;

•
modify certain terms of certain junior indebtedness; and

•
engage in certain transaction with affiliates.

These covenants will limit our ability to engage in activities that may be in our long-term best interest, such as limiting our flexibility in planning for, or reacting to, changes in our operations or business, restricting us from making strategic acquisitions, engaging in development activities, introducing new technologies or exploiting business opportunities. Our failure to comply with these covenants could result in an event of default under the Credit Agreement which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness.
We are a holding company and will depend on dividends, distributions and other payments from our subsidiaries to meet our obligations.
We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason also could limit or impair their ability to pay dividends or other distributions to us.
Changes in the method for determining LIBOR or the elimination of LIBOR could affect our business, results of operations or financial condition.
Our Credit Agreement provides that interest may be indexed to the London Interbank Offered Rate (“LIBOR”), which is a benchmark rate at which banks offer to lend funds to one another in the international interbank market for short term loans. On July 27, 2017, the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced its intention to stop persuading or compelling banks to submit LIBOR quotations by the end of 2021. In 2020, ICE Benchmark Administration, which administers LIBOR publication, issued a consultation requesting feedback on its intention to continue publication of overnight and one-, three-, six- and 12-month USD LIBOR rates through June 30, 2023 (the “IBA Announcement”). There were concurrent announcements by the United Kingdom Financial Conduct Authority, U.S. bank regulators, the Federal Reserve Board and the Alternative Reference Rates Committee supporting the IBA Announcement and, among other things, encouraging banks to stop entering into new LIBOR-based contracts by the end of 2021. We cannot predict the impact of any changes in the methods by which LIBOR is determined or any regulatory activity related to a potential phase out of LIBOR on our Credit Agreement and interest rates. While our Credit Agreement provides for the use of an alternative rate to LIBOR in the event LIBOR is phased out, uncertainty remains as to any such replacement rate and any such replacement rate may be higher or lower than LIBOR may have been. At this time, no consensus exists as to what rate or rates will become accepted alternatives to LIBOR, although The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing LIBOR with the Secured Overnight Financing Rate, or SOFR, a newly created index, calculated with a broad set of short-term repurchase agreements backed by treasury securities. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United States or elsewhere. The establishment of alternative reference rates or implementation of any other potential changes may materially and adversely affect our business, results of operations or financial condition.
Risks Related to Our Status as an Emerging Growth Company
We are an emerging growth company and because we have decided to take advantage of certain exemptions from various reporting and other requirements applicable to emerging growth companies, our common stock could be less attractive to investors.
For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will have the option to take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), being permitted to have an extended transition period for adopting any new or revised accounting standards that may be issued by the Financial Accounting Standards Board (“FASB”) or the SEC, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. It is unclear whether investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have annual gross revenues of $1.07 billion or more; (2) the date on which we have issued more than $1.0 billion in non-convertible debt in the previous three years; (3) the date we qualify as a “large accelerated filer” under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates is $700 million or more; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.
We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our investors may be different from the information you might receive from other public reporting companies that are not emerging growth companies in which you hold equity interests. In addition, we have elected to avail ourselves of the extended transition period for complying with new or revised accounting standards. As a result, the information that we provide to stockholders will be less comprehensive than what you might receive from other public companies.
Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.
We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”). This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock. We cannot predict if investors will find our common stock less attractive because we plan to rely on this exemption. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Risks Related to Our Common Stock and This Offering
We have identified material weaknesses in our internal control over financial reporting, and the failure to remediate these material weaknesses may adversely affect our business, investor confidence in our company, our financial results and the market value of our common stock.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with our audits of the consolidated financial statements presented elsewhere in this prospectus, we identified the following material weaknesses in our internal control over financial reporting:
•
We did not design or maintain an effective control environment commensurate with the financial reporting requirements of an SEC registrant. Additionally, we did not design control activities to adequately address identified risks or operate at a sufficient level of precision that would identify material misstatements to our financial statements and did not design and maintain formal documentation of accounting policies and procedures nor did we maintain sufficient evidence to support the operation of key control procedures. Specifically, we did not design and maintain controls to ensure (i) the appropriate segregation of duties within our financial reporting function, including the preparation and review of journal entries and (ii) account reconciliations and balance sheet and income statement fluctuation analyses were reviewed at the appropriate level of precision.

•
We did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, the we did not design and maintain: (i) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel.

These IT deficiencies did not result in a material misstatement to the financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.
These material weaknesses resulted in adjustments primarily related to revenues recognized from contracts with customers that were recognized in the improper periods, the accrual of certain compensation related costs, and the misstatement of income tax benefits related to the treatment of certain deferred tax positions. The material weaknesses described above could result in misstatements of our account balances or disclosures that would result in misstatements of our annual or interim financial statements that would not be prevented or detected.
While we have not yet developed a remediation plan to address the material weaknesses described above, we plan to implement measures designed to improve our internal control over financial reporting, including those intended to address the underlying causes of the control deficiencies in order to remediate the material weaknesses.
While we believe the remedial efforts we will take will improve our internal controls and address the underlying causes of the material weaknesses, such material weaknesses will not be remediated until a remediation plan has been fully developed and implemented and we have concluded that our controls are operating effectively for a sufficient period of time. We cannot be certain that the steps we will take following the development and implementation of a remediation plan will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. While we will work to remediate the material weaknesses as timely and efficiently as possible, at this time we cannot provide an estimate of costs expected to be incurred in connection with the development and implementation of a remediation plan, nor can we provide an estimate of the time it will take to complete a remediation plan. Neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required.
If we fail to effectively remediate the material weaknesses in our internal control over financial reporting described above, we may be unable to accurately or timely report our financial condition or results of operations. Such failure may adversely affect our business, investor confidence in our company, our financial condition and the market value of our common stock.
We are not currently required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. Although we will be required to disclose changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until at least our second annual report required to be filed with the SEC, and we will not be required to have our independent registered public accounting firm formally assess our internal controls for as long as we remain an “emerging growth company” as defined in the JOBS Act.
When formally evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. Any such action could have a significant and adverse effect on our business and reputation, which could negatively affect our results of operations or cash flows. In addition, we may be required to incur additional costs in improving our internal control system and the hiring of additional personnel.
Our common stock has no prior public market, and we cannot assure you that an active trading market for our common stock will develop.
Prior to this offering, there has been no public market for our common stock. Although we have applied for listing on the NYSE, an active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of our common stock at an attractive price, or at all. The price for shares of our common stock in this offering will be determined by negotiations among us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following the completion of this offering. Consequently, you may not be able to sell your shares of our common stock at or above the initial public offering price or at any other price, or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling shares of our common stock, our ability to motivate our employees through equity incentive awards, and our ability to acquire other companies, products or technologies by using our common stock as consideration for such acquisitions.
The price of our common stock may be volatile and may be affected by market conditions beyond our control, and the market price of our common stock may drop below the price you pay to acquire shares of our common stock in this offering.
Our quarterly results of operations are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares of common stock to wide price fluctuations regardless of our operating performance, which could cause a decline in the value of your investment. You should also be aware that price volatility may be greater if the public float and trading volume of shares of our common stock is low. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this section of the prospectus, include:
•
our operating and financial performance and prospects;

•
our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•
changes in earnings estimates or recommendations by securities analysts who cover our common stock;

•
fluctuations in our quarterly financial results or, in the event we provide it from time to time, earnings guidance, or the quarterly financial results or earnings guidance of companies perceived by investors to be similar to us;

•
changes in our capital structure, such as future issuances of securities, sales of large blocks of common stock by our stockholders, including our principal stockholder, or the incurrence of additional debt;

•
departure of key personnel;

•
reputational issues;

•
changes in general economic and market conditions, including related to the COVID-19 pandemic;

•
changes in industry conditions or perceptions or changes in the market outlook for the healthcare industry; and

•
changes in applicable laws, rules or regulations or regulatory actions affecting us or our clients and other dynamics.

These and other factors may cause the market price for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of our common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock sometimes have instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from the business, which could significantly harm our business, results of operation, financial condition or reputation.
Our principal stockholder, TPG, will continue to have significant influence over us following the completion of this offering, and its interests could conflict with those of our other stockholders.
Assuming an initial public offering price of $     (the midpoint of the estimated price range set forth on the cover of this prospectus), and no exercise by the underwriters of their option to acquire additional shares of our common stock, immediately following this offering, our principal stockholder, TPG, will hold approximately     % of our common stock. As a result, our principal stockholder will continue to be able to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. Our principal stockholder may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of the Company, could deprive our stockholders of an opportunity to receive a premium for shares of their common stock as part of a sale of our Company and might ultimately affect the market price of our common stock.
As long as our principal stockholder, TPG, owns a majority of the shares of our common stock, we may rely on certain exemptions from the corporate governance requirements of the NYSE available for “controlled companies.”
Upon the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance listing requirements of the NYSE because TPG will continue to own more than 50% of our outstanding shares of common stock. A controlled company may elect not to comply with certain corporate governance requirements of the NYSE. Accordingly, our Board of Directors will not be required to have a majority of independent directors and our Compensation Committee and Nominating and Governance Committee will not be required to meet the director independence requirements to which we would otherwise be subject until such time as we cease to be a “controlled company.” We intend to take advantage of certain of these exemptions following the completion of this offering. Accordingly, you will not have certain of the protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Management — Controlled Company” for more detail.
If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of our investment.
The initial public offering price of our common stock is substantially higher than the net tangible book deficit per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book deficit per share after this offering. Based on the initial public offering price of $     per share, you will experience immediate dilution of $     per share, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed     % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering. See “Dilution” for more detail.
Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.
Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon the completion of this offering, our Board of Directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of shares of common stock or shares of voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of shares of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.
Future sales of a substantial number of shares of our common stock may depress the price of our shares.
If our stockholders sell a large number of shares of our common stock, or if we issue a large number of shares of our common stock in connection with future acquisitions, financings or other circumstances, the market price of shares of our common stock could decline significantly. Moreover, the perception in the public market that our stockholders might sell shares of our common stock could depress the market price of those shares. In addition, sales of a substantial number of shares of our common stock by our principal stockholder could adversely affect the market price of our common stock.
All the shares sold in this offering will be freely tradable without restriction, except for shares acquired by any of our “affiliates”, as defined in Rule 144 under the Securities Act, including our principal stockholder. Immediately after this offering, the public market for our common stock will include only the shares of common stock that are being sold in this offering, or shares if the underwriters exercise their option to purchase additional shares in full, in each case assuming a price per share at the midpoint of the estimated price range set forth on the cover page of this prospectus. Once we register these shares, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates. In connection with this offering, we expect that we will enter into a registration rights agreement with TPG pursuant to which we will be obligated to register TPG’s shares of our common stock for public resale upon request by TPG, beginning 180 days following the date of this prospectus. See “Shares Eligible for Future Sale — Registration Rights Agreement.”
We expect that we, our executive officers and directors and certain of our other existing security holders will enter into lock-up arrangements under which we and they will agree that we and they will not sell, directly or indirectly, any common stock for a period of 180 days from the date of this prospectus (subject to certain exceptions) without the prior written consent of BofA Securities, Inc. and Goldman Sachs & Co. LLC. See “Underwriting (Conflicts of Interest) — No Sales of Similar Securities.”
We do not anticipate declaring or paying regular dividends on our common stock in the near term, and our indebtedness could limit our ability to pay dividends on our common stock.
We do not currently anticipate declaring or paying regular cash dividends on our common stock in the near term. We currently intend to use our future earnings, if any, to pay debt obligations, to fund our growth and develop our business and for general corporate purposes. Therefore, you are not likely to receive any cash dividends on your common stock in the near term, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which they are initially offered. Any future declaration and payment of cash dividends or other distributions of capital will be at the discretion of our Board of Directors and the payment of any future cash dividends or other distributions of capital will depend on many factors, including our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that our Board of Directors deems relevant in making such a determination. The agreement governing the indebtedness of our subsidiaries imposes restrictions on our subsidiaries’ ability to pay dividends or other distributions to us, and future agreements governing debt our subsidiaries may enter into may impose similar restrictions. For more information, see “Dividend Policy.” We cannot assure you that we will establish a dividend policy or pay cash dividends in the future or continue to pay any cash dividend if we do commence paying cash dividends pursuant to a dividend policy or otherwise.
Our amended and restated certificate of incorporation after this offering will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.
Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery for the State of Delaware will be the sole and exclusive forum for:
•
any derivative action or proceeding brought on our behalf;

•
any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•
any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware, our amended and restated certificate of incorporation or our amended and restated bylaws;

•
any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; and

•
any other action asserting a claim against us that is governed by the internal affairs doctrine.

Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought pursuant to the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business or financial condition.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and Delaware corporate laws, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.
Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and of state law may delay, deter, prevent or render more difficult a takeover attempt that our stockholders might consider in their best interests. For example, such provisions or laws may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have anti-takeover effects and may delay, deter or prevent a takeover attempt that our stockholders might consider in their best interests. These anti-takeover provisions and laws may delay, deter or prevent a takeover attempt that our stockholders might consider in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock — Certain Anti-Takeover Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law.”
We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.
We intend to use a portion of the net proceeds from this offering to repay outstanding indebtedness under the Credit Agreement (as defined in “Description of Certain Indebtedness”) and the remainder of the net proceeds for general corporate purposes. See “Use of Proceeds.” At this time, other than repayment of outstanding indebtedness, we cannot specify with certainty the particular uses for the net proceeds from this offering. Our management has broad discretion over how these proceeds are to be used and could spend the proceeds in ways with which you may not agree. In addition, we might not use the proceeds from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds.
Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely impact our business.
Our amended and restated certificate of incorporation will provide that TPG, any of its affiliates and the members of our Board of Directors who are affiliated with them (including, based on the current composition of our Board of Directors, Todd Sisitsky, who is a Partner of TPG, and Katherine Wood, who is a Principal of TPG) will not be required to offer us corporate opportunities of which they become aware and can take any such corporate opportunities for themselves or offer such opportunities to other companies in which they have an investment. Such corporate opportunities include engaging, directly or indirectly, in the same, similar or competing business activities or lines of business in which we operate. We, by the terms of our amended and restated certificate of incorporation, will expressly renounce any interest or expectancy in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Our amended and restated certificate of incorporation will not be able to be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment.
TPG is in the business of making investments in companies and TPG may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These potential conflicts of interest could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects if TPG allocates attractive corporate opportunities to itself or its affiliates instead of to us.
General Risks
We may become involved in litigation, investigations and regulatory inquiries and proceedings that could negatively affect us and our reputation.
From time to time, we may become involved in various legal, administrative and regulatory proceedings, claims, demands and investigations relating to our business, which may include claims with respect to commercial, tort, intellectual property, data privacy, consumer protection, breach of contract, employment, class action, whistleblower and other matters. In the ordinary course of business, we also receive inquiries from and have discussions with government entities regarding our compliance with laws and regulations. Such matters can be costly and time consuming and divert the attention of our management and key personnel from our business operations. Additionally, insurance coverage with respect to some claims against us or our directors and officers may not be available on terms that would be favorable to us, or the cost of such coverage could increase in the future. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. Any claims or litigation could cause us to incur significant expenses, including legal expenses, and, if successfully asserted against us, could require that we pay substantial damages, delay or prevent us from offering our products or services, or require that we comply with other unfavorable terms. We may also decide to settle such matters on terms that are unfavorable to us.
Our financial results may be adversely impacted by changes in accounting principles applicable to us.
Generally accepted accounting principles in the United States are set by and subject to interpretation by the FASB and the SEC and new accounting principles are adopted from time to time. For example, in May 2014, the FASB issued accounting standards update No. 2014-09 (Topic 606), Revenue from Contracts with Clients, which superseded nearly all previously existing revenue recognition guidance under GAAP. The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
We adopted this standard as of January 1, 2019 using the modified retrospective method. As a result of using this approach, the Company recognized a cumulative effect adjustment recorded to accumulated deficit for initial application of the guidance totaling $0.2 million for contracts not completed as of the date of the adoption. The adoption of ASC 606 had no transition impact on cash provided by or used in operating, financing, or investing activities reported in the consolidated statements of cash flows. Under Topic 606, more estimates, judgments, and assumptions are required within the revenue recognition process than were previously required. Our reported financial position and financial results may be harmed if our estimates or judgments prove to be wrong, assumptions change, or actual circumstances differ from those in our assumptions. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm our business and the trading price of our common stock.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect or change, our results of operations could be harmed.
The preparation of financial statements in conformity with GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements and related notes thereto. We base these estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Use of Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information currently available to us and based on various other assumptions that we conclude to be reasonable under the circumstances. While management concludes that such estimates are reasonable when considered in conjunction with our consolidated balance sheets and statements of operations and comprehensive loss taken as a whole, actual results could differ materially from those estimates.
Changes in accounting standards issued by the FASB or other standard-setting bodies may adversely affect our financial statements.
Our financial statements are subject to the application of GAAP, which is periodically revised or expanded. From time to time, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies. It is possible that future accounting standards we are required to adopt may require changes to the current accounting treatment that we apply to our consolidated financial statements and may require us to make significant changes to our systems. Such changes could result in a material adverse impact on our business, results of operations or financial condition.
If securities analysts do not publish research or reports about our business or our industry or if they issue unfavorable commentary or negative recommendations with respect to our common stock, the price of our common stock could decline.
The trading market for our common stock will be influenced by the research and reports that equity research and other securities analysts publish about us, our business and our industry. We do not have control over these analysts and we may be unable or slow to attract research coverage following the completion of this offering. One or more analysts could issue negative recommendations with respect to our common stock or publish other unfavorable commentary or cease publishing reports about us, our business or our industry. If one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the market price of our common stock could decline rapidly and our common stock trading volume could be adversely affected.
We will incur increased costs as a result of operating as a public company, and operating as a public company will place additional demands on our management.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the have imposed various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Compliance with these requirements will place significant additional demands on our management and will require us to enhance certain internal functions, such as investor relations, legal, financial reporting and corporate communications. Accordingly, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.
Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management regarding our internal control over financial reporting, including, once we are no longer an emerging growth company, an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and time-consuming. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies and other future conditions. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “predict,” “project,” “target,” “potential,” “seek,” “will,” “would,” “could,” “should,” continue,” contemplate,” “plan” and other words and terms of similar meaning.
Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and cash flows, and the development of the markets in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. New factors emerge from time to time that may cause our business not to develop as we expect, and it is not possible for us to predict all of them. Factors that could cause actual results and outcomes to differ from those reflected in forward-looking statements include, among others, the following:
•
our ability to retain our existing clients or attract new clients, and sell additional solutions and services to our clients;

•
our dependence on a small number of clients for a substantial portion of our total revenue;

•
limitations of our clients’ growth prospects, and the failure of the size of the total addressable markets in which we compete or expect that we may compete in the future to grow at rates currently expected;

•
our ability to achieve or maintain profitability;

•
Federal reductions in Medicare Advantage funding;

•
consolidation in the healthcare industry, and decisions by clients to perform internally some of the same solutions or services we offer;

•
the limiting operating history we have with certain of our solutions;

•
a failure to deliver high-quality member management services to our clients’ members;

•
the competition we face from healthcare services and technology companies;

•
acquisitions of other businesses or technologies and other significant transactions;

•
increases in labor costs, including due to changing minimum wage laws;

•
the long and unpredictable sales and integration cycles for our solutions;

•
an economic downturn or volatility, including as a result of the ongoing COVID-19 pandemic;

•
our ability to achieve market acceptance of new or updated solutions and services;

•
our reliance on third parties for certain components of our business;

•
fluctuations in our quarterly results of operations due to seasonality;

•
our ability to achieve or maintain adequate utilization and suitable billing rates for our consultants, and our ability to deliver our services to our clients;

•
developments in the Medicare Advantage market or the healthcare industry generally, including with respect to changing laws and regulations;

•
our ability to comply with applicable laws, regulations and standards relating to data privacy and security;

•
security breaches, failures or other disruptions of the information technology systems used in our business operations and of the sensitive information we collect, process, transmit, use and store;

•
disruptions in service, and other software and systems failures, affecting us and our vendors;

•
our ability to obtain, maintain, protect and enforce our intellectual property and proprietary rights;

•
our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties;

•
our substantial indebtedness, and the restrictions imposed by our indebtedness on our subsidiaries;

•
material weaknesses in our internal control over financial reporting and a failure to remediate material weaknesses, and the effectiveness of our internal controls over financial reporting; and

•
the significant influence our principal stockholder, TPG, has over us.

We discuss these risks and others in greater detail under the section titled “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.
You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET, INDUSTRY AND OTHER DATA
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our clients, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research.
In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.
The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.
TRADEMARKS AND TRADE NAMES
We own or have rights to certain trademarks and trade names that we use in conjunction with the operations of our business, including but not limited to “Convey Health Solutions,” “Pareto Intelligence,” “Gorman Health Group” and “HealthScape Advisors” and certain logos and service marks associated with our business. Each trademark, trade name or service mark of any other company appearing or incorporated by reference in this prospectus belongs to its holder. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, such other companies.

USE OF PROCEEDS
We estimate that the net proceeds we will receive from the issuance and sale of the shares of common stock offered by us in this offering will be approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of our common stock from us), assuming the initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use approximately $     of the net proceeds from this offering to repay outstanding indebtedness under the Credit Agreement (as defined in “Description of Certain Indebtedness”).
As of March 31, 2021, the aggregate principal balance outstanding under each of the Term Facility, the 2020 Incremental Term Loans, and the 2021 Incremental Term Loans, was $221.6 million, $24.8 million, and $77.8 million, respectively. For the three months ended March 31, 2021, the average interest rate applicable to each of the Term Facility, the 2020 Incremental Term Loans, and the 2021 Incremental Term Loans was 6.3%, 10.0%, and 7.0%, respectively. The Term Facility, the 2020 Incremental Term Loans, and the 2021 Incremental Term Loans have a maturity date of September 4, 2026. For more information regarding our outstanding indebtedness, including descriptions of the Term Facility, the 2020 Incremental Term Loans, and the 2021 Incremental Term Loans, see “Description of Certain Indebtedness.”
We intend to use the remainder of the net proceeds from this offering for general corporate purposes.
At this time, other than repayment of outstanding indebtedness under the Credit Agreement, we cannot specify with certainty the particular uses for the net proceeds from this offering. We will have broad discretion over how to use the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds from this offering. Pending these uses, we intend to invest the net proceeds in short-term, investment-grade interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. The principal purposes of this offering are to create a public market for our common stock, obtain additional capital (including to repay outstanding indebtedness under the Credit Agreement as described above), facilitate future access to public equity markets, increase awareness of our company in the market, facilitate the use of our common stock as a means of attracting and retaining key employees and provide liquidity to our current stockholders.
Each $1.00 increase or decrease in the assumed initial public offering price of $      per share of common stock offered by us in this offering, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming no change in the number of shares of common stock offered by us in this offering, as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each 1,000,000 increase or decrease in the number of shares of common stock offered by us in this offering would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming that the assumed initial public offering price for this offering remains at $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY
We do not currently anticipate declaring or paying regular cash dividends on shares of our common stock in the near term. Any future declaration and payment of cash dividends or other distributions of capital will be at the discretion of our Board of Directors and will depend on our financial condition, earnings, cash needs, capital requirements (including requirements of our subsidiaries), contractual, legal, tax and regulatory restrictions, and any other factors that our Board of Directors deems relevant in making such a determination. Therefore, we cannot assure you that we will pay any cash dividends or other distributions to holders of shares of our common stock, or as to the amount of any such cash dividends or other distributions.
We are a holding company and do not conduct any business operations of our own. As a result, our ability to pay cash dividends on shares of our common stock is dependent upon cash dividends, distributions and other transfers from our subsidiaries. Our Credit Agreement imposes restrictions on certain of our subsidiaries’ ability to pay dividends or other distributions to us. See “Risk Factors—Risks Related to Our Capital Structure, Indebtedness and Capital Requirements” and “Description of Certain Indebtedness.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021:
•
on an actual basis; and

•
on an as adjusted basis to give effect to the issuance and sale by us of shares of common stock in this offering at the assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering as set forth in “Use of Proceeds.”

The as adjusted information set forth in the table below is illustrative only and our cash and cash equivalents and capitalization following the completion of this offering will adjust based on the actual initial public offering price, the number of common shares issued and sold in this offering and other terms of this offering determined when the initial public offering price is determined. You should read the following table in conjunction with the sections of this prospectus entitled “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.
	As of March 31, 2021
(in thousands)	Actual	As Adjusted
Cash and cash equivalents	$28,938	$
Long-term debt (including current portion):
Term loans(1)	324,200
Revolving facility(1)	500
Total debt(2)	324,700
Stockholders’ equity:
Common stock, $0.01 par value, 1,000,000 shares authorized and 486,678 shares issued and outstanding on an actual basis; shares authorized and shares issued and outstanding on an as adjusted basis	5
Additional paid-in capital	419,845
Accumulated other comprehensive income	71
Accumulated deficit	(24,222)
Total stockholders’ equity	395,699
Total capitalization	$720,399	$

(1)
See “Description of Certain Indebtedness” for descriptions of the term loans and the revolving facility. We intend to use a portion of the net proceeds from this offering to repay outstanding indebtedness under the Credit Agreement (as defined in “Description of Certain Indebtedness”). See “Use of Proceeds.”

(2)
Our total debt as of March 31, 2021 does not include $7.1 million of unamortized debt issuance costs.

A $1.00 increase or decrease in the assumed initial offering price of $     per share of common stock offered by us in this offering, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, total stockholders’ equity and total capitalization by approximately $      million, assuming no change in the number of shares of common stock offered by us in this offering, as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
An increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us in this offering, as set forth on the cover page of this prospectus, would increase or decrease each of cash

equivalents, total stockholders’ equity and total capitalization on an as adjusted basis by $      million, assuming that the assumed initial public offering price for this offering remains at $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The table above assumes no exercise of the underwriters’ option to purchase additional       shares of our common stock from us and excludes       shares of our common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of       and       shares of our common stock reserved for future issuance under our equity compensation plans.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the initial public offering price per share of our common stock is substantially in excess of the net tangible book deficit per share of our common stock attributable to the existing stockholders for our presently outstanding shares of common stock. Our net tangible book value (deficit) per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock issued and outstanding.
As of March 31, 2021, we had a historical net tangible book value (deficit) of $      million, or $      per       share of common stock, based on shares of our common stock outstanding as of March 31, 2021. Dilution is calculated by subtracting net tangible book deficit per share of our common stock from the initial public offering price per share of our common stock.
After giving effect to the sale of shares of our common stock in this offering at the initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, less the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value (deficit) as of March 31, 2021 would have been approximately $      million, or $      per share of common stock. This amount represents an immediate increase (decrease) in net tangible book value (deficit) of $      per share of our common stock to the existing stockholders and immediate dilution of $      per share of our common stock to investors purchasing       shares of our common stock in this offering at the assumed initial offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. The following table illustrates this dilution on a per share basis:
Assumed initial public offering price per share	$	$
Historical net tangible book value (deficit) per share as of
Increase (decrease) in net tangible book value (deficit) per share attributable investors purchasing shares in this offering
Pro forma as adjusted net tangible book value (deficit) per share, attributable to this offering
Dilution in pro forma as adjusted net tangible book value (deficit) per share to investors in this offering	$	$
A $1.00 increase or decrease in the assumed initial public offering price of $      per share of common stock offered by us in this offering, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $      , and would increase or decrease the dilution per share to the investors in this offering by $      , assuming no change in the number of shares of common stock offered by us in this offering, as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
An increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us in this offering, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $      and would increase or decrease dilution per share to investors in this offering by $      , assuming that the assumed initial public offering price for this offering remains at $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional shares of our common stock from us, our pro forma net tangible book value (deficit) per share after this offering would be $      , and the dilution per share to new investors would be $      , in each case assuming an initial public offering price

of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, as of March 31, 2021, on the pro forma basis described above, the total number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share of our common stock paid by purchasers of such shares and by new investors purchasing shares of our common stock in this offering:
	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage	Average Price Per Share
Existing stockholders			$		$
New investors
Total		100%	$	100%	$
A $1.00 increase or decrease in the assumed initial public offering price of $      per share of common stock offered by us in this offering, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $ million and increase or decrease the percent of total consideration paid by new investors by      %, assuming no change in the number of shares of common stock offered by us in this offering, as set forth on the cover page of this prospectus, and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The number of shares of our common stock that will be outstanding after this offering is based on shares of common stock outstanding as of       and excludes       shares of our common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of       and       shares of our common stock reserved for future issuance under our equity compensation plans.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
The following selected historical consolidated financial information is derived from the consolidated financial statements and the accompanying notes that are included elsewhere in this prospectus. The year ended December 31, 2020 and the period from June 13, 2019 to December 31, 2019 (“Successor”) reflects the audited financial information for Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.) and its subsidiaries. The period from January 1, 2019 to September 3, 2019 reflects the audited financial information for Convey Health Parent, Inc. and its subsidiaries prior to the closing of the Merger (“Predecessor”). The Successor period and the Predecessor period selected historical consolidated financial information is not comparable due to the impacts of the Merger, including the application of acquisition accounting in the Successor financial statements as of September 4, 2019. The three months ended March 31, 2021 and the three months ended March 31, 2020 reflects the unaudited financial information for Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.) and its subsidiaries.
The unaudited consolidated statement of income data and summary cash flow data for the three months ended March 31, 2021, and 2020, and the unaudited consolidated balance sheet data as of March 31, 2021, have been derived from our interim condensed consolidated financial statements included elsewhere in this prospectus.
The interim condensed consolidated financial statements as of March 31, 2021 were prepared on the same basis as our annual consolidated financial statements. In our opinion, such financial statements include all normal and recurring adjustments considered necessary for a fair statement of the financial information set forth in those statements.
The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. The selected historical consolidated financial information should be read together with the sections entitled “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

($ in thousands, except per share amounts) Consolidated Statement of Operations Data:	Three Months Ended March 31,		Year Ended December 31, 2020	Period from June 13, 2019 (date of inception) to December 31, 2019	Period from January 1, 2019 to September 3, 2019
	2021	2020
				(Successor)	(Predecessor)
Net revenues:
Services	$43,527	$34,484	$147,191	$51,153	$92,445
Products	39,104	30,259	135,723	29,262	48,293
Net revenues	82,631	64,743	282,914	80,415	140,738
Operating expenses:
Cost of services	24,021	19,575	84,144	28,844	48,196
Cost of products	26,527	20,988	87,153	17,841	29,210
Selling, general and administrative	20,099	21,120	79,955	21,753	40,521
Depreciation and amortization	7,372	6,842	28,032	9,188	13,359
Transaction related costs	1,086	145	3,949	14,784	2,511
Change in fair value of contingent consideration	—	—	(10,770)	—	19,671
Total operating expenses	79,105	68,670	272,463	92,410	153,468
Operating income (loss)	3,526	(3,927)	10,451	(11,995)	(12,730)
Other income (expense):
Interest income	—	6	7	—	—
Interest expense	(5,467)	(4,270)	(18,860)	(5,762)	(6,213)
Total other expense, net	(5,467)	(4,264)	(18,853)	(5,762)	(6,213)
Loss from continuing operations before income taxes	(1,941)	(8,191)	(8,402)	(17,757)	(18,943)
Income tax benefit	1,007	1,263	1,904	858	23,288
Net (loss) income from continuing operations	(934)	(6,928)	(6,498)	(16,899)	4,345
Income (loss) from discontinued operations, net of tax	—	36	36	73	(696)
Net (loss) income	$(934)	$(6,892)	$(6,462)	$(16,826)	$3,649
(Loss) income per common share – Basic:
Continuing operations	(1.92)	(14.24)	$(13.35)	$(59.44)	$3.04
Discontinued operations	—	0.07	0.07	0.26	(0.49)
(Loss) income per common share	$(1.92)	$(14.17)	$(13.28)	$(59.18)	$2.55
(Loss) income per common share – Diluted:
Continuing operations	(1.92)	(14.24)	$(13.35)	$(59.44)	$2.81
Discontinued operations	—	0.07	0.07	0.26	(0.49)
(Loss) income per common share	$(1.92)	$(14.17)	$(13.28)	$(59.18)	$2.32
Net (loss) income	$(934)	$(6,892)	$(6,462)	$(16,826)	$3,649
Foreign currency translation adjustments	(7)	(2)	57	21	(15)
Comprehensive (loss) income	$(941)	$(6,894)	$(6,405)	$(16,805)	$3,634
Weighted-average common shares outstanding – Basic and Diluted	486,678	486,678	486,678	284,297	1,543,774
Assumed shares sold in the IPO sufficient to pay the dividend in excess of current year earnings (unaudited)
Weighted-average common shares used to compute pro forma loss per common share (unaudited)

	March 31, 2021	December 31,
Consolidated Balance Sheet Data (at end of period):		2020	2019
Cash and cash equivalents	$28,938	$45,366	$15,971
Total assets	$818,021	$843,068	$816,780
Long-term debt	$313,838	$239,290	$217,250
Total shareholders’ equity	$395,699	$470,150	$469,873
Consolidated Statement of Cash Flows Data:	Three Months Ended March 31,		Year Ended December 31, 2020	Period from June 13, 2019 (date of inception) to December 31, 2019	Period from January 1, 2019 to September 3, 2019
	2021	2020
				(Successor)	(Predecessor)
Net cash provided by (used in) operating activities	$(12,626)	$5,937	$31,563	$(14,391)	$25,247
Net cash used in investing activities	$(4,350)	$(5,114)	$(13,272)	$(629,850)	$(12,287)
Net cash provided by (used in) financing activities	$515	$(592)	$9,429	$665,566	$(1,329)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Historical Consolidated Financial Information” and the financial statements and related notes thereto included elsewhere in this prospectus. The following discussion and analysis also includes discussion of certain non-GAAP financial measures. For a description and reconciliation of the non-GAAP measures discussed in this section, see “— Non-GAAP Financial Measures” below.
In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”
Overview
Convey Health is a leading healthcare platform that utilizes technology and processes to improve government-sponsored health plans, including Medicare Advantage (“MA”). We are a trusted solutions-oriented partner to payors and deliver purpose-built technology and services to enhance our clients’ mission-critical workflows. Our solutions address health plan needs, including product development and sales, member experience management, clinical management, core operations, business intelligence and analytics. Leveraging our technology and expert advisory services, we serve as a unified and integrated extension of our clients’ core health plan operations. Our proprietary, modular technology and end-to-end solutions replace or supplement our clients’ existing systems and processes, enabling us to help health plans attract and retain members, improve revenue accuracy, drive cost savings, facilitate regulatory compliance, and enhance operational effectiveness.
Since our inception, we have created and continuously refined our technology solutions to best serve government-sponsored health plans. Our clients are primarily Medicare Advantage plans, Medicare Part D plans (“PDP”) including Employer Group Waiver plans (“EGWP”) and pharmacy benefit managers (“PBM”). As of December 31, 2020, our solutions managed over 2.5 million MA members and 1.6 million PDP members. Additionally, our value-based analytics, which are powered by our 28 million member data set, provided actionable insights for nearly 2.1 million MA members in 2020. In total, our solutions addressed over 19% of MA lives.
We foster long-term collaborative partnerships as evidenced by our average relationship with our top 10 clients of over eight years, and we serve as a partner to seven of the nation’s top 10 MA payors by lives covered. We believe that we have significant opportunity to grow within our existing client base as the majority of our clients currently subscribe to only a subset of our overall solutions and services. Moreover, we believe we have significant opportunity to grow by winning new clients in the MA market, by selling more products to our existing clients, by expanding into adjacent markets such as Medicaid and commercial insurance, and through complimentary strategic acquisitions.
Our clients face significant and constantly evolving challenges managing their Medicare health plans:
•
Increasingly Competitive Environment for Medicare Plans: Effective benefit design and sales are critical to retaining and growing members during the Medicare annual enrollment period. Once members are enrolled in a plan, effective member engagement and supplemental benefits administration are paramount to ensuring strong satisfaction and retention. Moreover, the proliferation of value-based reimbursement models such as MA requires effective member management and broad ecosystem coordination, which fall outside the core competencies of many health plans.

•
Compliance with Centers for Medicare and Medicaid Services (“CMS”) Requirements: Constantly evolving CMS and client requirements result in hundreds of modifications per year that inhibit the operational effectiveness and capabilities of health plans. Our purpose-built government sector technology platform addresses these constantly evolving requirements.

•
Complex and Highly Regulated Medicare Market: Many health plans enter the government plan market by simply adapting their existing systems designed for the commercial insurance market. As a result, the technology they employ often lacks the sophistication and design needed to effectively maintain and administer benefits tailored for the complex and highly regulated Medicare market.
Health plans increasingly recognize the need for specialized solutions like ours to help them overcome these challenges and drive superior performance. We believe our proprietary technology and processes facilitate member engagement, health plan growth, and operational efficiencies.
We operate in two segments: Technology Enabled Solutions in which we provide technology and support solutions to our clients, and Advisory Services (“Advisory”) in which we provide project-based consulting services led by our long-tenured subject matter experts. Our Technology Enabled Solutions segment was approximately 85% of our consolidated revenue in 2020 and our Advisory segment was approximately 15% of our consolidated revenue in 2020. We believe that our combination of technology and advisory solutions gives us a competitive advantage in the government-sponsored health plan market. Our Technology Enabled Solutions and Advisory teams collaborate effectively to combine a strong technology platform with deep domain expertise to deliver best-in-class solutions to our clients. Furthermore, we leverage the Advisory team’s industry expertise to identify new opportunities as well as cross-sell our solutions within existing clients.
We have a highly predictable and recurring revenue model with strong cash flow from operations. We typically charge a recurring subscription or per-member fee or a re-occurring utilization-based fee, which, coupled with our long-term contracts and strong client retention, has historically provided us with strong revenue visibility into estimated future revenue. Our Technology Enabled Solutions business historically has been highly predictable as most of our revenue in any given year is under contract or otherwise visible by the beginning of that year due to the contract structures we employ. We evaluate client retention primarily on a revenue retention basis, and we monitor two key metrics to evaluate client retention: Technology Client Gross Dollar Retention (“GDR”) and Technology Net Dollar Retention (“NDR”). GDR measures the performance of existing solutions on an existing client basis by taking our Annual Contracted Revenue (“ACR”) at the beginning of the fiscal period and reducing it by dollar attrition during the fiscal period. Our GDR was 98% and 99% in 2020 and 2019, respectively. Our high client retention, as measured on a revenue retention basis, demonstrates the predictability of our revenue and that our existing solutions are deeply embedded in our clients’ core operations. NDR measures the performance rate of existing clients in total and before new client wins by adding cross-sell and upsell initiatives to GDR. Our Technology NDR was 135% and 142% in 2020 and 2019, respectively, exhibiting the strength of our platform and growth of our existing client base.
Key Factors Affecting Our Performance
Our results of operations and financial condition have been, and will continue to be, affected by several factors that present significant opportunities for us but can also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”
Continued Growth of Medicare Advantage Market
We primarily operate within the government-sponsored health plan market, supporting government-sponsored health plans and PBMs with healthcare-specific, compliant member support solutions. Our solutions and services are primarily tailored to the Medicare Advantage market, which has grown significantly in recent years. Data from the U.S. government and third-party industry participants forecast that this growth will continue for the foreseeable future, driven largely by demographic trends in the United States where an increasingly large share of the adult U.S. population will become eligible for Medicare, as well as an increasing tendency of individuals to opt into Medicare Advantage plans versus traditional Medicare plans. MA enrollment grew by a 7% compound annual growth rate from 2015 to 2020 and is expected to grow at that same 7% growth rate from 2020 to 2025. In addition, MA enrollment as a percentage of total Medicare enrollment is expected to grow from 38.7% in 2020 to 46.5% in 2025. Within our core Medicare Advantage market, we estimate the total addressable opportunity for our technologies and services to be approximately $77 billion. Because we have designed our platform to bring purpose-built, technology enabled solutions for government-sponsored health plans, in particular Medicare Advantage plans, we believe we are well positioned to capitalize on the anticipated growth of the Medicare Advantage market.

Client Retention and Expansion of Existing Relationships
We foster long-term, collaborative partnerships as evidenced by our average relationship with our top 10 clients of over eight years. As of December 31, 2020, we served 162 clients, including seven of the nation’s top 10 payors. In total, our solutions addressed over 19% of Medicare Advantage lives. The value we deliver to our clients is demonstrated though our high GDR, which was 98% and 99% in 2020 and 2019, respectively. Our ability to increase revenue depends, in part, on our ability to retain our existing clients and expand our relationships with these clients by selling additional solutions and services to them.
Our ability to retain our clients is dependent on several variables, including our ability to support their growth and our ability to positively engage with their members. Because we offer a flexible and comprehensive technology platform that covers end-to-end payor workflows to address a wide variety of health plan and member needs, we have been able to retain existing clients and successfully expand these relationships over time. We believe that the superior outcomes we have delivered to clients combined with the flexibility of our platform will enable us to continue to grow our existing relationships. Our Advisory segment complements our Technology Enabled Solutions segment and the insights of our subject matter experts provide us with unique perspectives into marketplace opportunities for our Technology Enabled Solutions segment. In addition, we often forge strong relationships with key decision makers at our clients as a result of the work our Advisory segment performs.
Expansion of Existing and New Solutions and Services
We believe we have significant remaining opportunity to continue our growth within our existing client base. For example, approximately 77% of our technology enabled solutions client base uses only one of our three core technology enabled solutions. Additionally, approximately 39% of our clients use only Advisory services today and currently utilize none of our TES solutions. We estimate we have a $7.3 billion directly addressable opportunity in our existing client base with the technology solutions we offer today. Given the C-suite relationships we have in our Advisory business, we believe our existing client base continues to be a significant channel in which to sell both our existing technologies and any additional solutions or services. We have historically had an exceptional track record of growth within existing clients as evidenced through our high NDR of 135% and 142% in 2020 and 2019, respectively.
In addition, we are constantly expanding the solutions and services we offer through internal innovation and through strategic acquisitions in order to keep pace with changes in the government-sponsored health plan market, including the anticipated continued growth of Medicare Advantage and the increasing tendency of health plans to outsource core and non-core health plan functions to third-party partners such as us. These factors have enabled us to deliver additional functionality over time, and we are always evaluating new markets for opportunities to deploy our broad set of solutions and services. We believe our demonstrated ability to provide purpose-built, technology enabled solutions and advisory to participants in this market and our track record of enhancing operational efficiencies, facilitating regulatory compliance and delivering a high-quality member experience positions us well to serve as a high value-add strategic partner to our existing and prospective client base.
Seasonality
We typically generate outsized revenue in the fourth quarter primarily due to increased member utilization of supplemental benefits within our Technology Enabled Solutions segment. The supplemental benefit programs, including products, we support may include an in-year roll-over provision, in which benefits not used during the calendar year accumulate and are available for members to use prior to the end of the following calendar year. Similarly, we typically incur outsized expenses in the fourth quarter, driven by the increased member utilization of supplemental benefits described above, as well as increased costs related to our advanced plan administration solutions, that are within our Technology Enabled Solutions segment, for managing the Medicare annual election period.
Investments in Growth and Technology
We continue to invest in growth by expanding our suite of solutions both organically and through strategic acquisition. Achievement of our growth strategy will require additional investments and result in higher expenses incurred and ongoing capital expenditures, particularly in developing new solutions and successfully cross-selling and upselling additional solutions and services to current clients. Developing new solutions can be time and resource intensive, and it can take a significant amount of time and investment to contract with clients, provide them with new technology offerings and have those technology offerings implemented to begin to generate revenue for us. This may increase our costs for one or more periods before we begin generating revenue from new or expanded solutions or services utilized by our clients. We will continue to invest in our technology platform and human resources to enable our clients to further optimize their health plan offerings and improve their operating efficiency.
Client Concentration
We have developed long-term relationships with our clients and typically enter into multi-year contracts covering multiple products. For example, we have an average relationship with our top 10 clients of over eight years. For the three months ended March 31, 2021, our two largest clients, when aggregating all the solutions and services utilized by such clients across separate contracts with multiple product delivery solutions, represented 23.8% and 20.3% of our total revenue, respectively, or collectively 44.1% of our revenue during this period. For the fiscal year ended December 31, 2020, these same clients, when aggregating all the solutions and services utilized by such clients across separate contracts with multiple product delivery solutions, represented 28.6% and 17.8% of our total revenue, respectively, or collectively 46.4% of our revenue during this period. Consequently, the loss of all or a portion of revenue from any of our largest clients or the renegotiation of any of our largest client contracts could adversely impact our results of operations and cash flows. While we have client concentration, our longest client relationships are among our two largest clients at 16 years and 10 years, respectively, and we generally have long-term contracts with our other clients as well. In addition, we have many different contractual relationships with, and provide many different solutions to, each of our top clients. The multiple solutions we provide to our clients, the length of our contracts and the established long-term relationships we have developed with our top clients reduces the overall risk of concentration to our business.
COVID-19 Pandemic
COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. Governments at the national, state, and local level in the U.S., and globally, have implemented aggressive actions to reduce the spread of the virus, with such actions including lockdown and shelter in place orders, limitations on non-essential gatherings of people, suspension of all non-essential travel, and ordering certain businesses and governmental agencies to cease non-essential operations at physical locations. The spread of COVID-19 has caused significant volatility in United States and international markets.
Our operations have been impacted by COVID-19 since March 2020. During March and April 2020, we obtained approval from our clients for a work-at-home model, though not all required our approval, and transitioned most of our employees to the home environment so that they could work more safely. COVID-19 created a hardship for many of our employees. We worked during 2020 to care for our employees by periodically implementing temporary premium pay and temporary paid sick leave programs which provided additional financial resources for our employees, as well as partial pay for those employees who contracted the virus or had to care for a family member who was affected. We are also providing compensation to employees who worked with us for more than six months so that they can take time off to be vaccinated. In addition, we increased cleaning protocols throughout our facilities. Certain of these measures have resulted in increased costs.
COVID-19 negatively impacted our 2020 revenue in our Advisory segment as our health plan clients closed their offices, which impacted the ability of our advisory team to meet in person with health plan clients as was customary prior to the COVID-19 pandemic. Since our Technology Enabled Solutions segment generally has longer contracts and a longer selling cycle than our Advisory segment, COVID-19 had negligible adverse impact on 2020 Technology Enabled Solutions revenue.
The full extent to which the COVID-19 pandemic and the various responses to the COVID-19 pandemic will impact our business will depend on numerous evolving factors that we may not be able to accurately predict, including, but not limited to, the duration and scope of the COVID-19 pandemic. We may continue to experience higher than usual costs as a result of COVID-19 for the foreseeable future.

Key Business and Operating Metrics
We regularly review financial and operating metrics, including the following key metrics, to evaluate our business, measure our performance and manage our operations, including by identifying trends affecting our business, formulating business plans and making strategic decisions. We believe that non-GAAP and operational measures provide an additional way of viewing aspects of our operations that, when viewed together with our GAAP results, provide a more complete understanding of our results of operations and the factors and trends affecting our business. These non-GAAP financial measures are also used by our management to evaluate financial results and to plan and forecast future periods. Non-GAAP financial measures should be considered a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Non-GAAP financial measures used by us may differ from the non-GAAP measures used by other companies, including our competitors. See “— Non-GAAP Financial Measures” for additional information on non-GAAP financial measures and a reconciliation of non-GAAP financial measures to their most comparable GAAP measures.
Segment Revenue
We evaluate the performance of each of our operating segments based on segment revenue. We continue to see rapid growth in our Technology Enabled Solutions segment driven by both existing and new clients. Within our existing client base, we benefit from both increased volume driven by growth in the membership of our existing clients as well as incremental implementations of new solutions for both existing and new clients. Advisory revenue was negatively impacted by COVID-19 as our health plan clients closed their offices, which impacted the ability of our advisory team to meet in person with health plan clients as was customary prior to the COVID-19 pandemic.
We generated $282.9 million, $80.4 million, and $140.7 million in revenue for the year ended December 31, 2020, in the Successor period, and in the Predecessor period, respectively. Revenues were $282.9 million for the year ended December 31, 2020, as compared to $221.0 million for the year ended December 31, 2019, on a Pro Forma Basis. The increase of $61.9 million from the year ended December 31, 2019, on a Pro Forma Basis to the year ended December 31, 2020, reflects growth of 28.0%. We generated $82.6 million in revenue for the three months ended March 31, 2021.
Revenue in our Technology Enabled Solutions segment was $241.3 million, $66.5 million and $109.9 million for the year ended December 31, 2020, in the Successor period, and in the Predecessor period, respectively. Revenue in our Advisory Services segment was $41.6 million, $13.9 million and $30.8 million for the year ended December 31, 2020, in the Successor period, and in the Predecessor period, respectively. Revenue in our Technology Enabled Solutions segment was $69.6 million for the three months ended March 31, 2021, and revenue in our Advisory segment was $13.0 million for the three months ended March 31, 2021.

EBITDA and Adjusted EBITDA
In addition to net (loss) income and net cash provided by (used in) operating activities, EBITDA and Adjusted EBITDA are key measures we use to assess our financial performance and are also used for internal planning and forecasting purposes. EBITDA and Adjusted EBITDA are non-GAAP financial measures. We define EBITDA as net loss excluding interest expense, income tax benefit, and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted for certain items of significant or unusual nature, including but not limited to, change in fair value contingent consideration, COVID-19 cost impacts, non-cash stock compensation, and transaction-related costs such as transaction bonuses, merger and acquisition costs, and contract termination costs. We believe EBITDA and Adjusted EBITDA provide investors with useful information because such metrics offer a consistent and comparable overview of our operations across historical financial periods. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those eliminated in the presentation.
We have experienced strong growth in Adjusted EBITDA year over year, despite the revenue impacts of COVID-19 on our business. We believe Adjusted EBITDA growth was a result of our revenue growth and management of our operating expenses.
We generated $51.5 million, $14.0 million, and $27.5 million in Adjusted EBITDA for the year ended December 31, 2020, in the Successor period, and in the Predecessor period, respectively. We generated $15.9 million in Adjusted EBITDA for the three months ended March 31, 2021.
See “— Non-GAAP Financial Measures” for additional information and a reconciliation of net loss to EBITDA and Adjusted EBITDA.
We also use the following operating metrics to evaluate our performance: Technology Client Gross Dollar Retention, Technology Net Dollar Retention, and Advisory Revenue per Headcount.
Technology Client Gross Dollar Retention
We use Technology Client Gross Dollar Retention (“GDR”) to measure the performance of existing solutions on an existing client basis, as it represents the gross retention of our existing client engagements on a revenue retention basis. Technology Annual Contracted Revenue (“ACR”) at the beginning of the fiscal period is equal to the prior year total revenue for our reported Technology Enabled Solutions segment. For example, as of December 31, 2019, revenue from the Technology Enabled Solutions segment was $176.5 million which equals the 2020 Beginning Technology ACR. GDR is calculated by taking our ACR, which represents the annual revenue generated from the performance of our technology solutions as contracted by our clients, at the beginning of the fiscal period, and deducting from ACR the client attrition during the fiscal period. The difference is Technology Client Gross Retention. We then divide Technology Client Gross Retention by Beginning Technology ACR to calculate GDR. We have typically experienced a high client revenue retention rate as our solutions are deeply embedded in our clients’ core operations and difficult to replace. Our calculation of GDR may differ from similarly titled metrics presented by other companies. For the years ended December 31, 2020 and 2019, our GDR was 98% and 99%, respectively.
	Year Ended December 31,
$ in millions	2020	2019
Beginning Technology ACR	$177	$124
(-) Attrition	(3)	(1)
Technology Client Gross Retention	$174	$123
Technology Client Gross Dollar Retention (GDR)	98%	99%
Technology Net Dollar Retention
We use Technology Net Dollar Retention (“NDR”) to measure the performance rate on a revenue retention basis of existing clients in total and before new client wins by adding cross-sell and upsell initiatives to GDR. NDR is calculated by taking Technology Client Gross Retention and adding existing client cross-sell (the additional solutions provided to existing clients) and net upsell (increased volume from current engagements with existing clients) to Technology GDR. We then divide Technology Net Retention by Beginning Technology ACR to calculate NDR, which represents the net retention of existing client engagements. While we believe NDR, in combination with other metrics, is an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Our calculation of NDR may differ from similarly titled metrics presented by other companies. For the years ended December 31, 2020 and 2019, our NDR was 135% and 142%, respectively, indicating that the majority of our growth year over year was fueled by the strength of our current relationships and contracts.
	Year Ended December 31,
$ in millions	2020	2019
Technology Client Gross Retention	$174	$123
(+) Cross-sell, (+) Net Upsell	65	52
Technology Net Retention	$239	$175
Technology Net Dollar Retention (NDR)	135%	142%
Advisory Revenue per Headcount
We use Advisory Revenue per Headcount to evaluate the revenue generation of our Advisory Services segment. We calculate Advisory Revenue per Headcount by dividing Advisory revenue by the total headcount in our Advisory segment. Headcount is calculated based on the average headcount during the calendar year. We have typically had high revenue per Advisory employee, demonstrating the efficiency of the Advisory segment. Our calculation of Advisory Revenue per Headcount may differ from similarly titled metrics by other companies. For the years ended December 31, 2020 and 2019, we had Advisory Revenue per Headcount of $0.32 million and $0.40 million, respectively. In 2020, our Advisory Revenue per Headcount of $0.32 million decreased compared to the 2019 amount primarily due to the impact of COVID-19.
	Year Ended December 31,
$ in millions	2020	2019
Advisory Services Revenue	$41,578	$44,691
Advisory Services Headcount	130	113
Advisory Services Revenue per Headcount	$0.32	$0.40
Non-GAAP Financial Measures
We present our financial results in accordance with GAAP. However, we use certain non-GAAP financial measures to supplement financial information presented on a GAAP basis. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance from period to period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide investors with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period to period comparisons. However, non-GAAP measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.
The non-GAAP financial measures we present are not meant to be considered as indicators of performance in isolation from or as a substitute for measures prepared in accordance with GAAP, and should be read only in conjunction with financial information presented on a GAAP basis. Reconciliations of each of EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial measure, net loss, are presented below. We encourage you to review our financial information in its entirety, not to rely on any single financial measure and to view the reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the periods presented. In future periods, we may exclude such items, may incur income and expenses similar to these excluded items, and include other expenses, costs, and non-recurring items. The tables below provide reconciliations of EBITDA and Adjusted EBITDA to net loss on a consolidated basis for the periods indicated.
We define EBITDA as net loss less income (loss) from discontinued operations adjusted for interest expense, income tax benefit, and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted for certain items of a significant or unusual nature, including but not limited to, change in fair value contingent consideration, COVID-19 cost impacts, non-cash stock compensation, and transaction-related costs such as transaction bonuses, and contract termination costs.
In addition, we measure the performance of our individual segments using Segment Adjusted EBITDA. Segment Adjusted EBITDA is the financial measure by which management allocates resources and analyzes the performance of the reportable segments. The main difference between Segment Adjusted EBITDA and Adjusted EBITDA is that Segment Adjusted EBITDA includes add backs for sales and use tax, lower consultant utilization due to COVID-19, executive recruitment and severance costs, certain revenue adjustments, contract termination costs, severance, and professional fees incurred in the implementation of ASC 606.

The following table presents a reconciliation of net loss to EBITDA and Adjusted EBITDA for the periods presented:
	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	Period from Inception to December 31, 2019	Period from January 1, 2019 to September 3, 2019
(in thousands)				(Successor)	(Predecessor)
Net (loss) income	$(934)	$(6,892)	$(6,462)	$(16,826)	$3,649
Less (loss) income from discontinued operations	—	(36)	(36)	(73)	696
(Loss) income from continued operations	(934)	(6,928)	(6,498)	(16,899)	4,345
Interest expense, net	5,467	4,264	18,853	5,762	6,213
Income tax benefit	(1,007)	(1,263)	(1,904)	(858)	(23,288)
Depreciation and amortization expense	7,372	6,842	28,032	9,188	13,359
EBITDA	10,898	2,915	38,483	(2,807)	629
Change in fair value of contingent consideration(1)	—	—	(10,770)	—	19,671
Cost of Covid-19(2)	1,185	864	10,174	—	—
Non-cash stock compensation expense(3)	990	3,223	6,682	—	300
Transaction related costs(4)	1,086	145	3,949	14,784	2,511
Acquisition bonus expense – HealthScape and Pareto acquisition(5)	192	481	1,989	1,663	3,685
Other(6)	1,517	170	986	386	666
Adjusted EBITDA	$15,867	$7,797	$51,493	$14,025	$27,462

(1)
Change in fair value of contingent consideration is composed of two components: earn-out liability and holdback liability. The earn-out liability resulted from the HealthScape Advisors and Pareto Intelligence acquisition on November 16, 2018. A portion of the purchase price was in the form of a contingent consideration payable to the sellers based on certain adjusted revenue performance targets for the years ended December 31, 2019 and December 31, 2020. On September 4, 2019, in connection with the TPG acquisition, the agreement included provisions to pay to the sellers if the payments relating to the earn-outs assumed in the acquisition fall below a certain threshold. The maximum holdback payments are $7.5 million and $17.5 million for HealthScape Advisors and Pareto Intelligence, respectively. The earn-out liability and holdback liabilities are re-measured to fair value at each reporting date until the contingency is resolved. During the period ended December 31, 2020, the Pareto Intelligence earn-out payment targets were ultimately not met, partly due to the COVID-19 impact. This resulted in a $21.1 million reduction in earn-out liabilities and an increase of $10.3 million to the holdback liabilities owed to Convey Health’s previous shareholders. There was no change in fair value as of March 31, 2021.

(2)
Due to significant volatility to the markets, as well as business and supply chain disruptions, we incurred several additional expenses due to the COVID-19 pandemic. Higher pricing from vendors due to supply chain disruptions, product shortages and increases in shipping costs were $0.7 million and $0.2 million for the three months ended March 31, 2021 and 2020, respectively, and $2.9 million for the year ended December 31, 2020. Higher employee costs due to hazard pay for our employees, enhanced sick pay due to illness and quarantine protocols were $0.3 million and $0.5 million, for the three months ended March 31, 2021 and 2020, respectively, and $2.8 million for the year ended December 31, 2020. Costs related to early hiring employees due to social distancing and work at home protocols were $3.2 million for the year ended December 31, 2020. COVID-19 training costs were $0.1 million for the year ended December 31, 2020. Overtime costs for IT personnel to setup eligible employees to work from home and temporary resources were $0.1 million for the three months ended March 31, 2021 and $0.2 million for the year ended December 31, 2020. IT costs due to the change in the work environment were $0.1 million for the three months ended March 31, 2020 and $0.5 million for the year ended December 31, 2020. Janitorial costs due to enhanced COVID-19 protocols were $0.1 million and $0.1 million for the three months ended March 31, 2021 and 2020, respectively, and $0.5 million for the year ended December 31, 2020. The expenses are included in cost of services and cost of products on our statements of operations and comprehensive (loss) income.
(3)
Represents non-cash stock-based compensation expense in connection with the stock options that have been granted to employees and non-employees. It is included in selling, general, and administrative expenses on our statements of operations and comprehensive (loss) income.

(4)
Transaction-related expenses primarily consist of buyer’s costs and professional services incurred in connection with the TPG acquisition, as well as expenses for corporate development such as mergers and acquisitions activity that did not proceed. Expenses associated with the preparation for this offering are also included in transaction related costs.

(5)
In conjunction with the HealthScape Advisors and Pareto Intelligence acquisition, the previous shareholders set aside funds for an incentive compensation plan for employees who remain post acquisition. The costs are expensed on a monthly basis and funded through an escrow account which was established on the closing date and is included in restricted cash on our consolidated balance sheets. The expense is included in selling, general, and administrative expenses on our statements of operations and comprehensive (loss) income.

(6)
Other includes other individual immaterial adjustments related to legal fees associated with obtaining the incremental loans, contract termination costs assessed upon the early termination of a facility lease, severance costs incurred as a result of eliminating certain positions, management fees, and professional fees for assistance in the implementation of ASC 606. All costs are included in selling, general, and administrative expenses on our statements of operations and comprehensive (loss) income. For the three months ended March 31, 2021, approximately $1.4 million represents fees associated with obtaining incremental term loans in February 2021.

Components of Results of Operations
Revenue
We generate revenue from contracts with our clients within our two operating segments: Technology Enabled Solutions and Advisory Services.
Through our Technology Enabled Solutions segment, we primarily provide technology solutions and services to assist our clients with workflows across product development, member experience, clinical management, core operations, business intelligence, and analytics. Through our Advisory Services segment, we provide fixed or variable fee arrangements to assist clients in the design and management of government and commercial health plans. Our revenue includes both product revenue and service arrangements.
Products revenue consists of technology enabled solutions for supplemental benefits to members through their Medicare Advantage plans. This includes supplemental benefit products, administration, fulfillment, and shipment of eligible product, as well as catalog development and distribution. Revenue is derived from supplemental benefit membership, supplemental benefit dollars, and member utilization of the benefits.
Services revenue consists of:
•
Technology-based Medicare plan administration services including eligibility and enrollment processing, member services, premium billing and payment processing, reconciliation and other related services. Our solutions are primarily priced on a recurring per member per month (PMPM) fees, annual software license fees, and transaction-based fees.

•
Value based payment assurance solutions including payment tools and data analytics that improve revenue accuracy and gaps in quality, clinical care, and compliance. Our value-based solutions are primarily priced on an annual subscription fee, shared savings or fee-based engagement. Advisory (consulting) services that support health plan operations and drives business model evolution. Our Advisory services are priced on a fixed-fee or time and materials basis.
See “— Critical Accounting Policies and Use of Estimates — Revenue Policy.”
Operating Expenses
Costs of products consist of the value of supplemental benefit products, shipping and handling costs to acquire and to deliver the product to our clients; personnel costs including salaries, wages, overtime, benefits; facility costs and overhead allocation covering information technology, telecommunications costs, and other costs specifically identified to the shipment of our products.
Costs of services consist of all costs directly attributable with service revenue generation activities as outlined in contracts with our clients. Our largest components in costs of services are personnel costs including salaries, wages, overtime, benefits, and discretionary bonus; facility costs and overhead allocation covering information technology, telecommunications costs, and other costs needed in the delivery of our services.
Selling, General, and Administrative
Selling, General, and Administrative expenses (“SG&A”) include corporate management and governance functions comprised of general management, legal, accounting, financial reporting, human resource, sales, marketing, and other costs not directly associated with revenue generation activities, including those involved with developing new service offerings. SG&A includes salaries, bonuses, and related benefits. SG&A also includes all general operating expenses, including, but not limited to, rent and occupancy costs for non-revenue generating activities, telecommunications costs, information technology infrastructure, and operations costs, software licensing costs, advertising and marketing expenses, insurance expenses, professional services and consulting expenses. We expect certain of our recurring SG&A costs to increase on the account of services needed to operate as a public company. See “— Factors Affecting the Comparability of Our Results of Operations — Public Company Costs.”
Depreciation and Amortization
Depreciation expense includes depreciation of property and equipment, including leasehold improvements, computer equipment, furniture and fixtures and software. Amortization expense includes amortization of capitalized internal-use software and software development costs, customer relationships, acquired software and certain trade names.
Transaction Related Costs
Transaction related costs primarily consist of buyer’s costs and professional services incurred in connection with the TPG acquisition, as well as expenses for corporate development such as mergers and acquisitions activity that did not proceed. Expenses associated with the preparation for this offering are also included in transaction related costs.
Other Income (Expense)
Other Income (expense) is composed of:
•
Interest income. Interest income consists of interest on cash and cash equivalents.

•
Interest expense. Interest expense consists of accrued interest and related payments on our outstanding term loans and revolving loans, as well as the amortization of debt issuance costs associated with our debt. Interest expense also includes interest on our sales tax accrual.

•
Change in fair value of contingent consideration. Contingent consideration is composed of two components: earn-out liabilities and holdback liabilities. The earn-out liability resulted from the HealthScape Advisors and Pareto Intelligence acquisition on November 16, 2018. A portion of the purchase price was in the form of a contingent consideration payable to the sellers based on certain adjusted revenue performance target for the year ended December 31, 2019 and the year ended December 31, 2020. On September 4, 2019, in connection with the Merger, the merger agreement included provisions to pay to the sellers if the payments relating to the earn-outs assumed in the Merger fall below a certain threshold. The maximum holdback payments are $7.5 million and $17.5 million for HealthScape Advisors and Pareto Intelligence, respectively. The earn-out liability and holdback liabilities are re-measured to fair value at each reporting date until the contingency is resolved. For the year ended December 31, 2020, the applicable revenue targets for the Pareto Intelligence earn-out payments were not met. We have determined that we owe a final holdback payment of approximately $13.1 million to the sellers in connection with the Merger. We intend to make this $13.1 million payment during the second quarter of 2021. Following this $13.1 million payment, we will no longer have any earn-out liabilities or holdback liabilities as a result of the Merger.
Factors Affecting the Comparability of Our Results of Operations
Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.
The Merger
Convey Holding Parent, Inc. (“CHP”) (formerly known as Cannes Holding Parent, Inc.) was formed on June 13, 2019 (“Inception”) for the purpose of acquiring Convey Health Solutions, Inc. (“Convey”). On September 4, 2019, Cannes Parent, Inc. (“Cannes”), a direct subsidiary of CHP, entered into an agreement (the “Merger Agreement”) to acquire all of the outstanding stock of Convey through the merger of Cannes Merger Sub, Inc. (“Merger Sub”) and Convey Health Parent, Inc. (“Parent”) (the “Merger”) with Parent surviving as a direct subsidiary of Cannes. The Merger principally occurred through an investment from TPG Cannes Aggregation, L.P., which is primarily funded by partners of TPG Partners VIII, L.P. and TPG Healthcare Partners, L.P. or any parallel fund or their alternative investment vehicles (collectively, “TPG”).
The Merger was accounted for in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), and Cannes was determined to be the accounting acquirer.
The period from January 1, 2019 to September 3, 2019 reflects the historical financial information for Parent and its subsidiaries prior to the closing of the Merger (“Predecessor”). The period from Inception to December 31, 2019 and the year ended December 31, 2020 reflects the historical financial information for CHP and its subsidiaries (“Successor”). The Predecessor and Successor consolidated financial information presented herein is not comparable due to the impacts of the Merger including the application of acquisition accounting in the Successor financial statements as of September 4, 2019. Where applicable, a black line separates the Successor and Predecessor periods to highlight the lack of comparability.
Public Company Costs
Following the completion of this offering, we expect to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as amended, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. These additional rules and regulations, as well as others associated with being a public company, will increase our legal, regulatory, financial and insurance compliance costs and will make some activities more time consuming and costly.

Results of Operations
The following table sets forth our results of operations for the periods indicated:
	For the Three Months Ended March 31, 2021		For the Three Months Ended March 31, 2020
(in thousands)	Dollars	% of Net Revenues	Dollars	% of Net Revenues
Net revenues:
Services	$43,527	52.7%	$34,484	53.3%
Products	39,104	47.3%	30,259	46.7%
Net revenues	82,631	100.0%	64,743	100.0%
Operating expenses
Costs of services	24,021	29.1%	19,575	30.2%
Cost of products	26,527	32.1%	20,988	32.4%
Selling, general and administrative	20,099	24.3%	21,120	32.6%
Depreciation and amortization	7,372	8.9%	6,842	10.6%
Transaction related costs	1,086	1.3%	145	0.2%
Total operating expenses	79,105	95.7%	68,670	106.1%
Operating income (loss)	3,526	4.3%	(3,927)	(6.1%)
Other income (expense)
Interest income	—	0.0%	6	0.00
Interest expense	(5,467)	(6.6%)	(4,270)	(6.6%)
Total other expenses, net	(5,467)	(6.6%)	(4,264)	(6.6%)
Loss from continuing operations before income taxes	(1,941)	(2.3%)	(8,191)	(12.7%)
Income tax benefit	1,007	1.2%	1,263	2.0%
Net loss from continuing operations	(934)	(1.1%)	(6,928)	(10.7%)
Income from discontinued operations, net of tax	—	0.0%	36	0.1%
Net loss	$(934)	(1.1%)	$(6,892)	(10.6%)
We generated $82.6 million and $64.7 million in revenue for the three months ended March 31, 2021 and March 31, 2020, respectively. The increase of $17.9 million reflects growth of 27.7%. We had net loss of $0.9 million and $6.9 million for the three months ended March 31, 2021 and March 31, 2020, respectively. The decrease of $6.0 million reflects an 87.0% year-over-year improvement.
Three Months Ended March 31, 2021 Compared with the Three Months Ended March 31, 2020
Net Revenues
Services Revenue
Services revenue was $43.5 million and $34.5 million for the three months ended March 31, 2021 and March 31, 2020, respectively, an increase of $9.0 million. Increases of $14.9 million in services revenue attributable to our Technology Enabled Solutions segment were largely driven by increased support to our existing clients; and increase of $3.0 million in our Advisory Services segment due to increase in demand.
Products Revenues
Products revenue was $39.1 million and $30.3 million for the three months ended March 31, 2021 and March 31, 2020, respectively. The increase of $8.8 million in products revenue was primarily attributable to an increase in the total benefit amount provided by our health plan clients, shipments of formulary catalogs to members and increase in new members.
See further analysis in “— Segment Information” below.
Operating Expenses
Cost of Services
Cost of services was $24.0 million and $19.6 million for the three months ended March 31, 2021 and March 31, 2020, respectively. The increase of $4.4 million is primarily attributable to higher staffing levels to handle increased support to our existing clients.
Cost of Products
Cost of products was $26.5 million and $21.0 million for the three months ended March 31, 2021 and March 31, 2020, respectively. The increase of $5.5 million was attributable to the additional costs incurred to service the growth in new members, including costs incurred in providing current product availability information to members, additional labor costs to develop and implement technology enhancements, as well as higher staffing levels to handle increased interactions with members. In addition, the negative impact of COVID-19 resulted in higher pricing from vendors due to supply chain disruptions, product shortages, and increases in shipping costs. Further, labor costs increased due to certain state-mandated increases in the minimum wage. In addition, labor costs were impacted by COVID-19, through premium pay for our distribution staff.
Selling, General, and Administrative
Selling, general, and administrative was $20.1 million and $21.1 million for the three months ended March 31, 2021 and March 31, 2020, respectively. The decrease of $1.0 million was primarily due to lower stock compensation expense offset by higher incremental debt financing cost associated with the incremental term loan that went into effect in February 2021.
Depreciation and Amortization
Depreciation and amortization was $7.4 million and $6.8 million for the three months ended March 31, 2021 and March 31, 2020, respectively. The increase of $0.6 million in depreciation and amortization expense is due to the addition of property and equipment and capitalization of software development costs.
Transaction Related Costs
Transaction related costs were $1.1 million and $0.1 million for the three months ended March 31, 2021 and March 31, 2020, respectively. The increase of $1.0 million in Transaction related costs are due to costs associated with the preparation of this offering.
Other Income (Expense)
Interest Income
Interest income consists primarily of bank interest and was de minimis for the periods presented.
Interest Expense
Interest expense was $5.5 million and $4.3 million for the three months ended March 31, 2021 and March 31, 2020, respectively. The increase of $1.2 million was due to net incremental borrowings under our increased credit facility.
Interest expense for the Term Facility was $4.8 million and $4.0 million for the three months ended March 31, 2021 and March 31, 2020, respectively. Amortization of debt issuance costs for the Term Facility, included in interest expense, was $0.3 million and $0.2 million for the three months ended March 31, 2021 and March 31, 2020, respectively.
Interest expense for the revolving credit facility was $0.1 million and $0.1 million for the three months ended March 31, 2021 and March 31, 2020, respectively. Amortization of debt issuance costs for the revolving credit facility, included in interest expense, was $0.05 million and $0.05 million for the three months ended March 31, 2021 and March 31, 2020, respectively.
All other interest expense for the three months ended March 31, 2021 and March 31, 2020 is in relation to items such as capital leases and the sales tax liability.
Segment Information
Our reportable segments have been determined in accordance with Accounting Standards Codification Topic 280, Segment Reporting. We have two reportable segments: Technology Enabled Solutions and Advisory Services. We evaluate the performance of each of our two operating segments based on segment revenue and Segment Adjusted EBITDA.
Segment Adjusted EBITDA represents each segment’s earnings before interest, tax, depreciation and amortization and is further adjusted for certain items of income and expense, including but not limited to, the change in fair value of contingent consideration, COVID-19 related costs, non-cash stock compensation expense, transaction costs associated with the Merger, acquisition bonus expenses incurred in connection with the acquisitions of HealthScape Advisors and Pareto Intelligence, legal fees related to increasing the loan facility, certain contract termination costs, certain severance costs, certain management fees, sales and use tax paid on behalf of clients, other sales adjustments, and ASC 606 implementation costs.
See Note 17. Segment Information, to the notes accompanying our financial statements located elsewhere in this prospectus for further explanation.
The segment measurements provided to and evaluated by the chief operating decision maker group are described in the notes to the audited consolidated financial statements included elsewhere in this prospectus. These results should be considered in addition to, and not as a substitute for, results reported in accordance with GAAP.
	For the Three Months Ended March 31, 2021		For the Three Months Ended March 31, 2020
(in thousands)	Dollars	% of Total	Dollars	% of Total
Revenue
Technology Enabled Solutions	$69,581	84.2%	$54,690	84.5%
Advisory Services	13,049	15.8%	10,053	15.5%
Total	$82,631	100.0%	$64,743	100.0%
Segment Adjusted EBITDA
Technology Enabled Solutions	$16,307	83.0%	$11,879	95%
Advisory Services	3,338	17.0%	681	5%
Total	$19,644	100.0%	$12,561	100%
Segment Revenues
Technology Enabled Solutions revenue was $69.6 million and $54.7 million for the three months ended March 31, 2021 and 2020, respectively. The increase of $14.9 million was primarily due to increased sales of technology solutions to our existing clients, shipments of formulary catalogs to members and increased membership.
Advisory revenue was $13.0 million and $10.1 million for the three months ended March 31, 2021 and 2020, respectively. The increase of $ 2.9 million was driven by higher demand for our consulting services reversing softness from previous quarters due to COVID-19.

Segment Adjusted EBITDA
Technology Enabled Solutions Segment Adjusted EBITDA was $16.3 million and $11.9 million for the three months ended March 31, 2021 and 2020, respectively. The increase of $4.4 million in Segment Adjusted EBITDA was primarily due to the flow through of increased revenue.
The primary reconciling items for the Technology Enabled Solutions Segment Adjusted EBITDA, outside of depreciation and amortization, interest expense and tax, are changes in sales tax, transaction bonuses and COVID-19 addbacks. The increase to Segment Adjusted EBITDA for sales and use tax was $1.3 million and $1.7 million for the three months ended March 31, 2021 and March 31, 2020, respectively. The primary driver for the decrease in sales and use tax is due to client sales mix. The add back for transaction bonuses was $0.1 million for the three months ended March 31, 2021 and March 31, 2020. For the three months ended March 31, 2021 and March 31, 2020, a COVID-19 add back of $1.1 and $0.9 million, respectively, was included in Segment Adjusted EBITDA. The COVID-19 cost adjustment includes the early hire of employees due to social distancing and work at home protocols; higher pricing from vendors due to supply chain disruptions, product shortages and increases in shipping costs; higher employee costs due to hazard pay for our employees, enhanced sick pay due to illness and quarantine protocols; IT costs due to the change in the work environment; and janitorial costs due to enhanced COVID-19 protocols.
Advisory Segment Adjusted EBITDA was $3.3 million and $0.7 million for the three months ended March 31, 2021 and 2020, respectively. The increase of $2.6 million Segment Adjusted EBITDA is attributable to flow through of consulting services demand and increase utilization of our consultants.
The primary reconciling items for the Advisory Services Segment Adjusted EBITDA, outside of depreciation and amortization, interest expense and tax, are transaction bonuses and lower consultant utilization due to COVID-19. The add back for transaction bonuses was $0.1 million and $0.4 million for the three months ended March 31, 2021 and March 31, 2020, respectively. For the three months ended March 31, 2020 a cost adjustment as a result of lower consultant utilization due to COVID-19 of $0.2 million was included in Segment Adjusted EBITDA. No such adjustment is made for the three months ended March 31, 2021. The utilization adjustment reflects decreased productivity for the Advisory segment caused by the COVID-19 pandemic. The average utilization for consultants from January through June 2019 and from March through December 2019 was higher than the average utilization during the corresponding periods in 2020. The difference in utilization was attributable to the disruption caused by the COVID-19 pandemic.
Year Ended December 31, 2020 Compared with the Year Ended December 31, 2019
Supplemental Pro Forma Financial Information for the Year Ended December 31, 2019
To facilitate comparability, the following table below sets forth our unaudited pro forma condensed, combined, and consolidated statements of operations for the year ended December 31, 2019. The pro forma financial information gives pro forma effect to the Merger in accordance with Article 11 of Regulation S-X, as amended, as if it had occurred on January 1, 2019 (“Pro Forma Basis”). The pro forma results for the year ended December 31, 2019 includes (i) the additional depreciation and amortization resulting from the adjustments to the value of property and equipment and intangible assets resulting from purchase accounting, (ii) the additional amortization of the estimated adjustment to decrease the assumed deferred revenue obligations to fair value that would have been charged assuming the acquisition occurred on January 1, 2019, together with the consequential tax effects. The pro forma results also include interest expense associated with debt used to fund the acquisitions and adjustments to exclude interest expense from debt extinguished in the Merger. The pro forma results do not include any anticipated synergies or other expected benefits of the acquisitions. The pro forma information does not purport to be indicative of what our results of operations would have been if the Merger had in fact occurred at the beginning of the period presented and is not intended to be a projection of our future results of operations. Transaction expenses are included within the pro forma results.

The following table sets forth our results of operations for the periods indicated:
			Pro Forma
	For the year ended December 31, 2020		For the year ended December 31, 2019 (Unaudited)
(in thousands)	Dollars	% of Net Revenues	Dollars	% of Net Revenues
Net revenues:
Services	$147,191	52.0%	$143,378	64.9%
Products	135,723	48.0%	77,555	35.1%
Net revenues	282,914	100.0%	220,933	100.0%
Operating expenses:
Cost of services	84,144	29.7%	77,040	34.9%
Cost of products	87,153	30.8%	47,051	21.3%
Selling, general and administrative	79,955	28.3%	62,274	28.2%
Depreciation and amortization	28,032	9.9%	27,307	12.4%
Transaction related costs	3,949	1.4%	17,295	7.8%
Change in fair value of contingent consideration	(10,770)	(3.8%)	19,671	8.9%
Total operating expenses	272,463	96.3%	250,638	113.4%
Operating income (loss)	10,451	3.7%	(29,705)	(13.4%)
Other expense:
Interest income	7	0.0%	—	—
Interest expense	(18,860)	(6.7%)	(17,599)	(8.0%)
Total other expenses, net	(18,853)	(6.7%)	(17,599)	(8.0%)
Loss from continued operations before income taxes	(8,402)	(3.0%)	(47,304)	(21.4%)
Income tax benefit	1,904	0.7%	27,113	12.3%
Net loss from continued operations	(6,498)	(2.3%)	(20,191)	(9.1%)
Income (loss) from discontinued operations	36	0.0%	(624)	(0.3%)
Net loss	$(6,462)	(2.3%)	$(20,815)	(9.4%)
We generated $282.9 million, $80.4 million, and $140.7 million in revenue for the year ended December 31, 2020, the Successor period and the Predecessor period, respectively. Revenues were $282.9 million for the year ended December 31, 2020 as compared to $221.0 million for the year ended December 31, 2019 on a Pro Forma Basis. The increase of $61.9 million from the year ended December 31, 2019 on a Pro Forma Basis to the year ended December 31, 2020 reflects growth of 28.0%. We had net (loss) income of $(6.5) million, $(16.8) million and $3.6 million for the year ended December 31, 2020, the Successor period and the Predecessor period, respectively. The net loss was $(6.5) million for the year ended December 31, 2020 as compared to $(20.8) million for the year ended December 31, 2019 on a Pro Forma Basis. The decrease of $14.0 million from the year ended December 31, 2019 on a Pro Forma Basis to the year ended December 31, 2020 reflects a 69.0% year-over-year improvement.
Net Revenues
Services Revenue
Services revenue was $147.2 million, $51.2 million, and $92.4 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. Services revenue was $147.2 million for the year ended December 31, 2020 as compared to $143.7 million for the year ended December 31, 2019 on a Pro Forma Basis. The increase in services revenue was primarily attributable to an increase in our

Technology Enabled Solutions segment. Increases in services revenue attributable to our Technology Enabled Solutions segment were largely offset by the effects of COVID-19 on our business, resulting in elongated sales cycles, temporary decrease in demand, and slower implementation of solutions, as well as a reduction in billable hours in our Advisory segment.
Products Revenues
Products revenue was $135.7 million, $29.3 million, and $48.3 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. Products revenue was $135.7 million for the year ended December 31, 2020 as compared to $77.6 million for the year ended December 31, 2019 on a Pro Forma Basis. The increase in products revenue was primarily attributable to an increase in the total benefit amount provided by our health plan clients plus an increased utilization by members.
See further analysis in “— Segment Information” below.
Operating Expenses
Cost of Services
Cost of services was $84.1 million, $28.8 million, and $48.2 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. Cost of services was $84.1 million for the year ended December 31, 2020 as compared to $77.0 million for the year ended December 31, 2019 on a Pro Forma Basis. The increase was primarily attributable to labor costs, which increased due to certain state-mandated increases in the minimum wage. In addition, labor costs were impacted by COVID-19, through premium pay, additional sick pay, and early hire of employees due to social distancing and work at home orders, additional training, over-time, and the use of additional temporary resources.
Cost of Products
Cost of products was $87.2 million, $17.8 million, and $29.2 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. Cost of products was $87.2 million for the year ended December 31, 2020 as compared to $47.1 million for the year ended December 31, 2019 on a Pro Forma Basis. The increase was attributable to the additional costs incurred to service the growth in new members, including costs incurred in providing current product availability information to members, additional labor costs to develop and implement technology enhancements, as well as higher staffing levels to handle increased interactions with members. In addition, the negative impact of COVID-19 resulted in higher pricing from vendors due to supply chain disruptions, product shortages, and increases in shipping costs. Further, labor costs increased due to certain state-mandated increases in the minimum wage. In addition, labor costs were impacted by COVID-19, through premium pay, additional sick pay, and early hire of employees due to social distancing and work at home orders, additional training, over-time, and the use of additional temporary resources.
Selling, General, and Administrative
Selling, general, and administrative was $80.0 million, $21.8 million, and $40.5 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. Selling, general, and administrative was $80.0 million for the year ended December 31, 2020 as compared to $62.3 million for the year ended December 31, 2019 on a Pro Forma Basis. The increase was primarily due to additional resources to support growth, including investments in IT and additional costs to support this public offering.
Depreciation and Amortization
Depreciation and amortization was $28.0 million, $9.2 million, and $13.4 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. Depreciation and amortization was $28.0 million for the year ended December 31, 2020 as compared to $27.3 million for the year ended December 31, 2019 on a Pro Forma Basis. On a Pro Forma Basis, the increase in depreciation and amortization expense is due to the addition of property and equipment and capitalization of software development costs.

Transaction Related Costs
Transaction related costs were $3.9 million, $14.8 million, and $2.5 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. Transaction related costs were $3.9 million for the year ended December 31, 2020 as compared to $17.3 million for the year ended December 31, 2019 on a Pro Forma Basis. Transaction related costs for the year ended December 31, 2020, of which $2.4 million are due to costs associated with the preparation of this offering, and $1.5 million for corporate development such as mergers and acquisitions activity that did not proceed. Transaction related costs for the year ended December 31, 2019 on a Pro Forma Basis were primarily due to costs incurred of $16.1 million, which includes buyer and seller costs, related to the TPG acquisition, and $1.2 million of expenses for corporate development such as mergers and acquisitions activity that did not proceed.
Change in Fair Value of Contingent Consideration
Change in fair value of contingent consideration liability was a reduction of $10.8 million and an increase of $19.7 million for the year ended December 31, 2020 and for the Predecessor period, respectively. There was no change in fair value of contingent consideration for the Successor period. A decrease of $30.5 million or 154.8% was due to the re-measurement at year end of the earn-out liability related to the HealthScape Advisors and Pareto Intelligence acquisitions and the holdback liabilities related to the TPG acquisition. The movement for the contingent consideration liability for the year ended December 31, 2020 was driven by the Pareto Intelligence earn-out payment targets ultimately not being met, partly due to the impact of COVID-19. This resulted in a $21.1 million reduction in earn-out liabilities and an increase of $10.3 million to the holdback liabilities owed to Convey Health’s previous shareholders. The movement of the contingent consideration liability for the Predecessor period arose due to management reassessing the estimate of the earn-out liability.
Other Income (Expense)
Interest Income
Interest income consists primarily of bank interest and was de Minimis for the periods presented.
Interest Expense
Interest expense was $18.9 million, $5.8 million, and $6.2 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. Interest expense was $18.9 million for the year ended December 31, 2020 as compared to $17.6 million for the year ended December 31, 2019 on a Pro Forma Basis. The increase was due to net incremental borrowings under our credit facility.
Interest expense for the Term Facility was $16.7 million, $5.7 million and $5.4 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. Amortization of debt issuance costs for the Term Facility, included in interest expense, was $0.9 million, $0.3 million and $0.2 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. The increase was due to net incremental borrowings under our credit facility.
Interest expense for the revolving credit facility was $0.2 million, $0.05 million and $0.1 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. Amortization of debt issuance costs for the revolving credit facility, included in interest expense, was $0.2 million, $0.1 million and $0.1 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively.
All other interest expense for the year ended December 31, 2020, for the Successor period and for the Predecessor period is in relation to items such as capital leases and the sales tax liability.
Segment Information
Our reportable segments have been determined in accordance with Accounting Standards Codification Topic 280, Segment Reporting. We have two reportable segments: Technology Enabled Solutions and

Advisory Services. We evaluate the performance of each of our two operating segments based on segment revenue and Segment Adjusted EBITDA.
Segment Adjusted EBITDA represents each segment’s earnings before interest, tax, depreciation and amortization and is further adjusted for certain items of income and expense, including but not limited to, the change in fair value of contingent consideration, COVID-19 related costs, non-cash stock compensation expense, transaction costs associated with the Merger, acquisition bonus expenses incurred in connection with the acquisitions of HealthScape Advisors and Pareto Intelligence, legal fees related to increase loan facility, certain contract termination costs, certain severance costs, certain management fees, sales and use tax paid on behalf of clients, other sales adjustments, and ASC 606 implementation costs. See Note 18. Segment Information, to the notes accompanying our audited financial statements located elsewhere in this prospectus for further explanation.
Compared to Adjusted EBITDA, Segment Adjusted EBITDA includes addbacks for sales and use tax, lower consultant utilization due to COVID-19, executive recruitment and severance costs, certain revenue adjustments, contract termination costs, severance, and professional fees incurred in the implementation of ASC 606.
The segment measurements provided to and evaluated by the chief operating decision maker group are described in the notes to the audited consolidated financial statements included elsewhere in this prospectus. These results should be considered in addition to, and not as a substitute for, results reported in accordance with GAAP.
	For the year ended December 31, 2020		Successor 2019 Period		Predecessor 2019 Period
(in thousands)	Dollars	% of Total	Dollars	% of Total	Dollars	% of Total
Revenue
Technology Enabled Solutions	$241,336	85.3%	$66,530	82.7%	$109,932	78.1%
Advisory Services	41,578	14.7%	13,885	17.3%	30,806	21.9%
Total	$282,914	100.0%	$80,415	100.0%	$140,738	100.0%
Segment Adjusted EBITDA
Technology Enabled Solutions	$66,043	89.0%	$14,881	91.1%	$29,205	82.8%
Advisory Services	8,204	11.0%	1,445	8.9%	6,073	17.2%
Total	$74,247	100%	$16,326	100.0%	$35,278	100.0%
Segment Revenues
Technology Enabled Solutions revenue was $241.3 million, $66.5 million, and $109.9 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. The increase was primarily due to approximately $65.0 million of upsell and cross sell revenue, offset by $2.8 million of client attrition and the adverse impact of COVID-19.
Advisory revenue was $41.6 million, $13.9 million, and $30.8 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. The $3.1 million decrease was driven by reduced demand for our consulting services as a result of COVID-19.
Segment Adjusted EBITDA
The Technology Enabled Solutions portion of Segment Adjusted EBITDA was $66.0 million, $14.9 million, and $29.2 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. The $21.9 million increase in Segment Adjusted EBITDA was primarily due to the flow through of increased revenue.
The primary reconciling items for the Technology Enabled Solutions portion of Segment Adjusted EBITDA, outside of depreciation and amortization, interest expense and tax, are changes in the fair value of contingent consideration, sales tax, transaction bonuses and COVID-19 addbacks. The change in the fair value of contingent consideration result in a reduction to Segment Adjusted EBITDA of $10.7 million in December 31, 2020, no adjustment for the Successor Period and an add back of $10.3 million, for the Predecessor period, respectively. The changes were driven by the movement of the contingent consideration and the holdback liability estimates in relation to the acquisition of Pareto Intelligence. The increase to Segment Adjusted EBITDA for sales and use tax was $8.2 million, $1.9 million and $3.1 million for the year ended December 31, 2020, Successor period and Predecessor period, respectively. The primary driver for the increase in sales and use tax is due to increased sales and client sales mix. The add back for transaction bonuses was $0.5 million, $0.5 million and $1.1 million for the year ended December 31, 2020, Successor and Predecessor respectively. For the year ended December 31, 2020 a COVID-19 add back of $10.2 million was included in Segment Adjusted EBITDA. No such adjustment is made for the Successor or Predecessor period, respectively. The COVID-19 cost adjustment includes the early hire of employees due to social distancing and work at home protocols; higher pricing from vendors due to supply chain disruptions, product shortages and increases in shipping costs; higher employee costs due to hazard pay for our employees, enhanced sick pay due to illness and quarantine protocols; IT costs due to the change in the work environment; and janitorial costs due to enhanced COVID-19 protocols.
The Advisory portion of Segment Adjusted EBITDA was $8.2 million, $1.4 million, and $6.1 million for the year ended December 31, 2020, for the Successor period and for the Predecessor period, respectively. Segment Adjusted EBITDA was essentially the same year over year due to reductions in operating expenses in conjunction with the reductions in revenue due to COVID-19.
The primary reconciling items for the Advisory Services portion of Segment Adjusted EBITDA, outside of depreciation and amortization, interest expense and tax, are changes in the fair value of contingent consideration, transaction bonuses and lower consultant utilization due to COVID-19. The change in the fair value of contingent consideration result in a reduction to EBITDA of $0.1 million in December 31, 2020, no adjustment for the Successor Period and an add back of $9.4 million, for the Predecessor period, respectively. The changes were driven by the movement of the contingent consideration and the holdback liability estimates in relation to the acquisition of HealthScape Advisors. The add back for transaction bonuses was $1.4 million, $1.1 million and $2.6 million for the year ended December 31, 2020, Successor and Predecessor respectively. For the year ended December 31, 2020 a cost adjustment as a result of lower consultant utilization due to COVID-19 of $2.0 million was included in Segment Adjusted EBITDA. No such adjustment is made for the Successor or Predecessor period, respectively. The utilization adjustment reflects decreased productivity for the Advisory segment caused by the COVID-19 pandemic. The average utilization for consultants from January through June 2019 and from March through December 2019 was higher than the average utilization during the corresponding periods in 2020. The difference in utilization was attributable to the disruption caused by the COVID-19 pandemic.
Liquidity and Capital Resources
Overview
Our primary sources of liquidity are our existing cash and cash equivalents, cash provided by operating activities and borrowings available under our Credit Agreement. As of March 31, 2021, we had unrestricted cash and cash equivalents of $28.9 million, and as of March 31, 2021, our total indebtedness was $324.2 million. See “— Credit Facilities”.
We are a holding company that transacts substantially all of our business through our operating subsidiaries. Consequently, our ability to pay dividends to stockholders, meet debt payment obligations, and pay taxes and operating expenses is largely dependent on dividends or other distributions from our subsidiaries, whose ability to pay such distributions to us is restricted, subject to certain exceptions, pursuant to the terms of the Credit Agreement. See “— Credit Facilities” for a description of the covenants contained in the Credit Agreement that may restrict our operating subsidiaries from issuing dividends and other distributions to us. In addition, see “Dividend Policy” and “Risk Factors — We are a holding company and will depend on dividends, distributions and other payments from our subsidiaries to meet our obligations.”
Our principal liquidity needs have been, and we expect them to continue to be, working capital and general corporate needs, debt service, capital expenditures and potential acquisitions. Our capital expenditures for property and equipment to support growth in the business were $3.1 million and $1.1 million for the three months ended March 31, 2021 and 2020, respectively, and $5.2 million, $1.4 million, and $9.8 million for the year ended December 31, 2020, for the Successor period, and for the Predecessor period, respectively. Additional expenditures for software development were $1.3 million and $0.4 million for the three months ended March 31, 2021 and 2020, respectively, and $4.4 million, $2.1 million, and $2.5 million for the year ended December 31, 2020, for the Successor period, and for the Predecessor period, respectively.
Our total indebtedness of $247.0 million as of December 31, 2020 consists of, less any principal repayments, the Term Loan entered into on September 4, 2019 to fund the Merger and the 2020 Incremental Term Loan entered into on April 8, 2020 for purposes of primarily paying the HealthScape Advisors and Pareto Intelligence 2019 earn-out payment, which represents contingent consideration from the November 16, 2018 acquisition. The remaining cash from the 2020 Incremental Term Loan was used by the Company as a reserve considering the uncertainty of the COVID-19 pandemic.
On February 12, 2021, the Company further amended the Credit Agreement to establish an incremental term loan in an aggregate principal amount equal to $78.0 million to make a distribution to shareholders' and option holders including related transaction fees and expenses.
We believe that our primary sources of liquidity, including our cash and cash equivalents, cash provided by operating activities and borrowing capacity under our Credit Agreement, will be sufficient to meet our liquidity needs for at least the next 12 months. We anticipate that to the extent that we require additional liquidity, it will be funded through the proceeds from this offering, the incurrence of additional indebtedness, the issuance of additional equity, or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial, and other factors that are beyond our control. See “Risk Factors.”
Three Months Ended March 31, 2021 and March 31, 2020
Cash Flows Information
The following table presents a summary of cash flows for the periods presented:
(in thousands)	For the Three Months Ended March 31, 2021	For the Three Months Ended March 31, 2020
Net cash (used in) provided by operating activities	$(12,626)	$5,937
Net cash used in investing activities	$(4,350)	$(5,114)
Net cash provided by (used in) financing activities	$515	$(592)
Operating Activities
Net cash used in operating activities for the three months ended March 31, 2021 was $12.6 million compared to $5.9 million of net cash provided by operating activities for the three months ended March 31, 2020.
Net loss was $(0.9) million for the three months ended March 31, 2021, as compared to $(6.9) million for the three months ended March 31, 2020. The decrease in net loss was primarily due to a decrease in stock compensation expense and growth in our service and product revenues, partially offset by an increase in operating expenses to support the growth in the business. Non-cash items were $8.5 million for the three months ended March 31, 2021 as compared to $8.7 million for the three months ended March 31, 2020. The decrease in non-cash items was primarily driven by a $2.2 million decrease in share-based compensation, which was partially offset by a $0.4 million increase in depreciation expense, a $0.2 million increase in amortization expense, a $0.4 million increase in provision for bad debt, a $0.4 increase in provision for inventory reserve and a $0.6 increase in deferred income taxes.
The effect of changes in operating assets and liabilities was a cash decrease of $20.2 million for the year three months ended March 31, 2021, as compared to a cash increase of $4.2 million for the three months ended March 31, 2020. The most significant drivers contributing to this net decrease of $24.4 million relates to the following:
•
An increase related to accounts receivable of $1.5 million primarily driven by an increase in revenue;

•
An increase related to inventory of $0.4 million; and

•
A decrease related to prepaid expenses and other assets of $5.4 million; and

•
A net decrease related to accounts payable and accrued expenses of $21.1 million primarily due to earnout payments of $11.8 million and an increase in operating expenses to support the growth in our business.

Investing Activities
Net cash used in investing activities for the three months ended March 31, 2021 was $4.4 million compared to $5.1 million million for the three months ended March 31, 2020.
Financing Activities
Net cash provided by (used in) financing activities for the three months ended March 31, 2021 was $0.5 million compared to $0.6 million for the three months ended March 31, 2020.
Year Ended December 31, 2020 and December 31, 2019
Cash Flows Information
The following table presents a summary of cash flows for the periods presented:
	For the year ended December 31, 2020	Period from Inception to December 31, 2019	Period from January 1, 2019 to September 3, 2019
(in thousands)		(Successor)	(Predecessor)
Net cash provided by (used in) operating activities	$31,563	$(14,391)	$25,247
Net cash used in investing activities	$(13,272)	$(629,850)	$(12,287)
Net cash provided by (used in) financing activities	$9,429	$665,566	$(1,329)
Operating Activities
Net cash provided by (used in) operating activities for the year ended December 31, 2020 was $31.6 million compared to ($14.4) million for the Successor period and $25.2 million for the Predecessor period.
Net loss was $(6.5) million for the year ended December 31, 2020, as compared to $(16.8) million for the Successor period and net income of $3.6 million for the Predecessor period. The decrease in net loss was primarily due to a decrease in transaction related costs and growth in our service and product revenues, partially offset by an increase in operating expenses to support the growth in the business. Non-cash items were $23.7 million for the year ended December 31, 2020 as compared to $8.7 million for the Successor period and $10.1 million for the Predecessor period. The increase in non-cash items was primarily driven by a $6.4 million increase in share-based compensation, a $4.7 million increase in amortization associated with an increase in intangible assets due to the TPG acquisition, and a $22.2 million decrease in deferred income tax benefit, which was partially offset by a $30.4 million decrease for the change in fair value of contingent consideration.
The effect of changes in operating assets and liabilities was a cash increase of $14.3 million for the year ended December 31, 2020, as compared to a cash decrease of $6.3 million for the Successor period and increase of $11.5 million for the Predecessor period. The most significant drivers contributing to this net increase of $9.1 million relates to the following:
•
A decrease related to accounts receivable of $11.4 million primarily driven by the improved timing of collections, partially offset by an increase in revenue;

•
An increase related to inventory of $8.3 million; and

•
A net increase related to accounts payable and accrued expenses of $11.1 million primarily due to timing of payments. The increase in accounts payable and accrued expenses was $29.7 million for the year ended December 31, 2020, as compared to $6.0 million for the Successor period and $12.6 million for the Predecessor period.

Investing Activities
Net cash used in investing activities for the year ended December 31, 2020 was $13.3 million compared to $629.9 million for the Successor period and $12.3 million for the Predecessor period. The use of the $629.9 million from the Successor period was primarily due to the cash used to fund the TPG acquisition.
Financing Activities
Net cash provided by (used in) financing activities for the year ended December 31, 2020 was $9.4 million compared to $665.6 million for the Successor period and ($1.3) million for the Predecessor period. The use of $665.6 million for the Successor period was primarily driven by proceeds received from the issuance of $225.0 million of debt and $447.4 million in proceeds received associated with our acquisition capitalization. The inflow of $9.4 million for 2020 was primarily driven by $25.0 million of proceeds received from the issuance of debt offset by a contingent consideration payment of $11.9 million.
Credit Facilities
On September 4, 2019, in connection with the Merger, our indirect subsidiary, Convey Health Solutions, Inc. (“Convey”), entered into the First Lien Credit Agreement (as amended, the “Credit Agreement”). The Credit Agreement provides for senior secured credit facilities consisting of (1) a term loan facility in an aggregate principal amount equal to $225.0 million (the “Term Facility” and the loans thereunder, the “Term Loans”) and (2) a revolving credit facility in an aggregate principal amount equal to $40.0 million (the “Revolving Facility”). The Revolving Facility includes a letter of credit sub-facility (subject to a sublimit not to exceed $10.0 million) and a swing line loan sub-facility (subject to a sublimit not to exceed $10.0 million).
The Credit Agreement includes an uncommitted incremental facility, which provides that Convey has the right at any time to request term loan increases, additional term loan facilities, revolving commitment increases and/or additional revolving credit facilities, in an aggregate principal amount, together with the aggregate principal amount of permitted incremental equivalent debt under the Credit Agreement, not to exceed (a) the sum of the greater of (i) $46.9 million and (ii) 100.0% of Consolidated EBITDA (as defined in the Credit Agreement) of Convey and its restricted subsidiaries for the most recently ended period of four consecutive fiscal quarters of Convey (calculated on a pro forma basis), plus (b) certain additional amounts, including an unlimited amount subject to pro forma compliance with a leverage ratio test.
On April 8, 2020, Convey amended the Credit Agreement to establish an incremental term loan facility in an aggregate principal amount equal to $25.0 million (the “2020 Incremental Term Facility” and the loans thereunder, the “2020 Incremental Term Loans”; the 2020 Incremental Term Facility, the Term Facility and the Revolving Facility are collectively referred to as the “Senior Secured Credit Facilities”).
On February 12, 2021, Convey further amended the Credit Agreement to establish incremental term loans in an aggregate principal amount equal to $78.0 million (the “2021 Incremental Term Loans”), which 2021 Incremental Term Loans were added to, and comprise a single class with, the Term Loans.
As of March 31, 2021 and December 31, 2020 the aggregate principal amount of the Term Facility was $221.6 million and $222.2 million, respectively. As of March 31, 2021 and December 31, 2020 the aggregate principal amount of the 2020 Incremental Term Facility was $24.8 million. As of March 31, 2021 and December 31, 2020 our borrowing capacity under the Revolving Facility was $39.5 million.
Borrowings under the Credit Agreement (other than borrowings of swing line loans) bear interest at a rate per annum equal to, at Convey’s election, either (a) LIBOR for the relevant interest period (subject to a floor of 1.00% per annum) plus an applicable margin or (b) a base rate plus an applicable margin. The applicable margin for Term Loans (including 2021 Incremental Term Loans) is equal to (i) prior to the

Applicable Rate Stepdown Trigger Date (as defined in the Credit Agreement), 6.00% per annum for LIBOR borrowings and 5.00% per annum for base rate borrowings and (ii) on and after the Applicable Rate Stepdown Trigger Date, 5.25% per annum for LIBOR borrowings and 4.25% per annum for base rate borrowings. The applicable margin for 2020 Incremental Term Loans is equal to 9.00% per annum for LIBOR borrowings and 8.00% per annum for base rate borrowings. The applicable margin for loans under the Revolving Facility is subject to adjustment from time to time based upon the First Lien Net Leverage Ratio (as defined below) at such time, and ranges from (A) 3.50% to 3.75% per annum for LIBOR borrowings and (B) 2.50% to 2.75% per annum for base rate borrowings. Borrowings of swing line loans bear interest at the interest rate applicable to base rate borrowings under the Revolving Facility.
The “First Lien Net Leverage Ratio” means, with respect to any test period, the ratio of (1) consolidated first lien secured debt outstanding as of the last day of such test period, minus the amount of unrestricted cash on such last day to (2) consolidated EBITDA of Convey and its restricted subsidiaries for such test period, in each case on a pro forma basis consistent with the Credit Agreement. For more information on the First Lien Net Leverage Ratio, see our Credit Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.
In addition to paying interest on the outstanding principal of the Senior Secured Credit Facilities, Convey is required to pay a commitment fee in respect of any unused commitments under the Revolving Facility at a rate that is subject to adjustment from time to time based upon the First Lien Net Leverage Ratio at such time and ranges from 0.375% to 0.500% per annum. Convey is also required to pay customary letter of credit fees and certain other agency fees.
The Credit Agreement provides for the replacement of LIBOR with a successor or alternative index rate in the event LIBOR is phased-out.
Convey is required to make scheduled quarterly payments in respect of the Term Loans (including the 2021 Incremental Term Loans) (a) commencing with the quarter ended December 31, 2019, in an amount equal to 0.25% of the aggregate principal amount of all Term Loans outstanding on September 4, 2019 and (b) commencing with the quarter ending March 31, 2021, in an aggregate principal amount equal to $0.8 million, with the balance paid at maturity of the Term Loans (including the 2021 Incremental Term Loans) on September 4, 2026 (or, if such day is not a business day, the business day immediately succeeding such day). Convey is required to make scheduled quarterly payments in respect of the 2020 Incremental Term Loans, commencing with the quarter ended June 30, 2020, in an amount equal to 0.25% of the aggregate principal amount of all 2020 Incremental Term Loans outstanding on April 8, 2020, with the balance paid at maturity of the 2020 Incremental Term Loans on September 4, 2026 (or, if such day is not a business day, the business day immediately succeeding such day). Convey is required to repay the aggregate principal amount outstanding under the Revolving Facility, and the aggregate principal amount of each swing line loan under the Revolving Facility, at maturity of the Revolving Facility on September 4, 2024 (or, if such day is not a business day, the business day immediately succeeding such day).
All obligations under the Credit Agreement are unconditionally guaranteed by Convey Health Parent, Inc. and certain of Convey’s subsidiaries. All obligations under the Credit Agreement are secured, subject to permitted liens and other exceptions and limitations, by first priority security interests in substantially all the assets of Convey and each guarantor (including all the equity interests of Convey).
The Credit Agreement includes negative covenants that, subject to certain exceptions and limitations, restrict the ability of Convey and its restricted subsidiaries to, among other things: incur liens; incur debt; make investments or loans; engage in mergers, acquisitions and asset sales; declare dividends or other distributions, redeem or repurchase equity interests or make other restricted payments; alter the businesses Convey and its restricted subsidiaries conduct; enter into agreements restricting distributions by Convey’s restricted subsidiaries; modify certain terms of certain junior indebtedness; and engage in certain transactions with affiliates.
In addition, the Credit Agreement contains a financial covenant that requires Convey to maintain, as of the last day of each period of four consecutive fiscal quarters of Convey, a First Lien Net Leverage Ratio not to exceed 7.40 to 1.00 if, as of the last day of any fiscal quarter of Convey, there are outstanding revolving loans and letters of credit (excluding (a) undrawn letters of credit in an aggregate face amount up to $10.0 million and (b) letters of credit (whether drawn or undrawn) to the extent reimbursed, cash collateralized or backstopped on terms reasonably acceptable to the applicable issuing bank on or prior to the date that is three business days following the end of the applicable period of four consecutive fiscal quarters of Convey) in an aggregate principal amount exceeding 35% of the aggregate principal amount of the Revolving Facility at such time. The financial covenant is subject to equity cure rights and may be amended or waived with the consent of the lenders holding a majority of the commitments under the Revolving Facility.
We were in compliance with our debt covenants at March 31, 2021 and December 31, 2020. See Description of Indebtedness elsewhere in this prospectus.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations as of March 31, 2021. The principal commitments consisted of obligations under outstanding operating leases for office facilities, capital leases related to copy machines and our long-term debt. The amount of the obligations presented in the table summarizes as of March 31, 2021 the commitments to settle contractual obligations in cash for the periods presented.
	Payments Due by Period
(in thousands)	Total	Less than 1 year	1-3 Years	4-5 Years	More Than 5 years
Operating lease obligations	$34,224	$6,026	$12,695	$9,753	$5,750
Capital lease obligations	1,577	435	931	211	—
Long-term debt obligations(1)	324,178	3,280	6,560	6,560	307,778
Purchase commitments	971	971	—	—	—
Total contractual obligations	$360,950	$10,712	$20,186	$16,524	$313,528

(1)
Includes the term loans under our Credit Agreement.

Off-Balance Sheet Arrangements
As of December 31, 2020, we did not have any off-balance sheet arrangements, as defined in Regulation S-K promulgated by the SEC.
Critical Accounting Policies and Use of Estimates
The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, income, and expenses and related disclosures of contingent assets and liabilities. We base these estimates on our historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results experienced may vary materially and adversely from our estimates. Revisions to estimates are recognized prospectively. We believe the following critical accounting policies could potentially produce materially different results if we were to change underlying assumptions, estimates, or judgments. See Note 2. Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies.
Revenue Policy
We recognize revenue under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers (Topic 606). We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for contracts that are within the scope of the standard, we perform the following five steps:

1) Identify the contract(s) with a customer
A contract with a customer exists when (i) we enter into an enforceable contract with the customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance, and (iii) we determine that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. We apply judgment in determining the customer’s ability and intention to pay. Our customary business practice is to enter into legally enforceable written contracts with our customers. The majority of our contracts are governed by a master agreement between us and the customer, which sets forth the general terms and conditions of any individual contract between the parties, which is then supplemented by any of the following: software as a service agreement, statement of work, project task orders, or purchase orders. The supplement specifies the different goods and services, the associated prices, and any additional terms for an individual contract. Multiple contracts with a single counterparty entered into at the same time are evaluated to determine if the contracts should be combined and accounted for as a single contract. Typical payment terms are net 30 days.
2) Identify the performance obligations in the contract
Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or services either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, we must apply judgment to determine whether promised goods or services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met the promised goods or services are accounted for as a combined performance obligation.
No customer can take possession of our software in the ordinary course of business, nor is it feasible for a customer to contract with a third party to host the software or for a customer to host the software. Therefore, our license arrangements are accounted for as service obligations, rather than the transfer of intellectual property.
3) Determine the transaction price
The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. We assess the timing of transfer of goods and services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less, which is the case in most of our customer contracts. The primary purpose of our invoicing terms is not to receive or provide financing from or to customers. To the extent the transaction price includes variable consideration, we estimate the amount of variable consideration when it is required.
Typically, outside of our supplemental benefit products, we do not provide our customers with any right of return. We do not constrain the contract price as it is probable that there will not be a significant revenue reversal due to a return.
4) Allocate the transaction price to the performance obligations in the contract
If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. However, if a series of distinct goods or services that are substantially the same qualifies as a single performance obligation in a contract with variable consideration, we must determine if the variable consideration is attributable to the entire contract or to a specific part of the contract. We allocate the variable amount to one or more distinct performance obligations or to one or more distinct services that forms a part of a single performance obligation, when the payment terms of the variable amount relate solely to our efforts to satisfy that distinct performance obligation and it results in an allocation that is consistent with the overall allocation objective of ASC 606. Where variable revenue exists in connection with providing a series of substantially similar services to our customers, we do not estimate variable revenue at the inception of a contract but recognize revenue as services are provided which typically aligns with billing. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”) unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation. We determine SSP based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, we estimate the SSP using an expected cost-plus-a-margin approach.
5) Recognize revenue when (or as) the entity satisfies a performance obligation
We satisfy performance obligations either over time or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer.
Accounting Policy Elections and Practical Expedients
We have elected to exclude from the measurement of the transaction price all taxes (e.g., sales, use, value-added) assessed by government authorities and collected from a customer. Therefore, revenue is recognized net of such taxes.
We contract with customers to deliver and ship tangible products within the normal course of business, such as supplemental benefit products. The control of the products transfers to the customer, in most cases, free on board (FOB) shipping point. We have elected to use the practical expedient allowed under ASC 606 to account for shipping and handling activities that occur after the customer has obtained control of a promised good as fulfillment costs rather than as an additional promised service and, therefore, we do not allocate a portion of the transaction price to a shipping service obligation. We record as revenue any amounts billed to customers for shipping and handling costs and record as cost of revenue the actual shipping costs incurred.
In accordance with ASC 606, if an entity has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date, the entity may recognize revenue in the amount to which the entity has a right to invoice (“right-to-invoice” practical expedient). We have elected to utilize this expedient on supplemental benefit products shipped and advisory services that are not based on a fixed fee.
Our standard contract terms allow for the reimbursement by a customer for certain travel expenses necessary to provide on-site services to the customer. Such reimbursed travel expenses are reported on a gross basis. Since such reimbursed travel expenses do not represent a distinct good or service nor incremental value provided to a customer, a performance obligation is deemed not to exist. Where the “right-to invoice” practical expedient is being applied to variable consideration any client pass-thru charges related to the consulting services performance obligations are also treated under the “right-to-invoice” practical expedient.
Stock Compensation Policy
Compensation expense related to stock option awards granted to certain employees and non-employee directors is based on the fair value of the awards on the grant date. If the service inception date precedes the grant date, accrual of compensation cost for periods before the grant date is based on the fair value of the award at the reporting date. In the period in which the grant date occurs, cumulative compensation cost is adjusted to reflect the cumulative effect of measuring compensation cost based on fair value at the grant date rather than the fair value previously used at the service inception date or any subsequent reporting date. Forfeitures are recorded as they occur. We elected to recognize compensation cost related to time-vested options with graded vesting features on a straight-line basis over the requisite service period. Compensation cost related to performance-vesting option, where a performance condition or a market condition that affects vesting exists, is recognized over the shortest of the explicit, implicit, or defined service periods. Compensation cost is adjusted depending on whether or not the performance condition is achieved. If the performance condition is probable or becomes probable of being achieved, the full fair value of the award (i.e., without regard for the market condition) is recognized. If the performance condition is not probable of being achieved, then compensation cost for the value of the award incorporating the market condition is recognized.

Long-Term Incentive (LTI) awards vest upon satisfaction of a return on investment from a liquidity event as determined by our Board of Directors at its sole discretion, subject to the participants continued employment or service. The LTI awards therefore have a market condition with an associated implicit performance condition. Settlement of the award can be made, as determined by the Board of Directors at its sole discretion, (i) in cash, (ii) common stock, or (iii) in other property acceptable to the Board of Directors. The LTI’s are treated as liability-based awards under ASC Topic 718, Compensation — Stock Compensation, (“ASC 718”). As the LTI awards are liability-classified, the award is measured for fair value on the grant date. The fair value of the award is re-measured each reporting period until the award is settled. The Company will recognize compensation expense for the LTIs upon the liquidity event occurring.
We estimate the fair value of the stock option awards on the date of grant using the Black-Scholes Merton model and/or the Monte-Carlo simulation model. Since we are privately held, in order to estimate the equity value of the enterprise to determine the fair value of our common units, we used a combination of the market approach and the income approach. For the market approach, we utilized the Guideline Company Method by selecting certain companies that we considered to be the most comparable to us in terms of size, growth, profitability, risk and return on investment, among others. We then used these guideline companies to develop relevant market multiples and ratios. The market multiples and ratios were applied to our financial projections based on assumptions at the time of the valuation in order to estimate our total enterprise value. Since there is not an active market for our common units, a discount for lack of marketability was then applied to the resulting value. For the income approach, we performed discounted cash flow analyses utilizing projected cash flows, which were discounted to the present value in order to arrive at an enterprise value. The key assumptions used in the income approach include management’s financial projections which are based on highly subjective assumptions as of the date of valuation, a discount rate and a long-term growth rate. The fair value of options without a market condition are valued using the Black-Scholes Merton model. The fair value of options with a market condition are valued using the Monte-Carlo simulation model. Option valuation models, including the Black-Scholes Merton model and Monte-Carlo simulation model, require the input of certain assumptions that involve judgment. Changes in the input assumptions can materially affect the fair value estimates and, ultimately, how much we recognize as stock-based compensation expense. The fair value of the options granted during the year are estimated on the date of the grant using the historical volatility of the common stock of other companies in the same industry over a period of time commensurate with the expected term of the options awarded. The expected term for options granted is estimated based on our expectation for a change of control event. We estimate the risk-free interest rate based on U.S. Treasury note rates for the expected term.
Goodwill
Goodwill represents the fair value of acquired businesses in excess of the fair value of the individually identified net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. Impairment exists when the carrying amount, including goodwill, of the reporting unit exceeds its fair value, resulting in an impairment charge for this excess (not to exceed the carrying amount of the goodwill). Our annual impairment testing date is October 1. We can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value.
For purposes of the goodwill impairment test, we have determined our business operates in four reporting units: Advanced Plan Administration, Supplemental Benefit Administration, Value Based Payment Assurance, and Advisory Services. Advanced Plan Administration, Supplemental Benefit Administration, and Value Based Payment Assurance reporting units form part of the Technology Enabled Solutions reporting segment.
A qualitative assessment considers macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, and company specific factors such as trends in revenue generating activities, and merger or acquisition activity. If we elect to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair values of each of our reporting units mentioned above and compares it to their carrying values. The estimated fair values of the reporting units are established using an income approach based on a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of each reporting unit, and a market approach which compares each reporting unit to comparable companies in their respective industries.
Income Taxes
Income tax expense includes federal, state, and foreign taxes and is based on reported income before income taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are anticipated to be settled or realized.
We regularly review our deferred tax assets for recoverability and established a valuation allowance if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies.
We recognize the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from uncertain tax positions are measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. No tax benefits are recognized for positions that do not meet this threshold. Interest related to uncertain tax positions is recognized as part of the provision for income taxes and is accrued beginning in the period that such interest would be applicable under relevant tax law until such time that the related tax benefits are recognized. See Note 13. Taxes to our consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies.
Contingent Consideration
On November 16, 2018, we acquired all outstanding membership units of both HealthScape Advisors and Pareto Intelligence. We recognized an earn-out liability, which represented contingent consideration, upon acquisition of HealthScape Advisors and Pareto Intelligence. The former shareholders of HealthScape Advisors were potentially entitled to up to $15.0 million if certain adjusted revenue performance targets for the two years ending December 31, 2020 were achieved. The former shareholders of Pareto Intelligence were potentially entitled to up to $35.0 million if certain adjusted revenue performance targets for the two years ending December 31, 2020 were achieved.
The earn-out liability is subject to re-measurement to fair value at each reporting date until the contingency is resolved and the changes in fair value are recognized in the consolidated statements of operations and comprehensive (loss) income at each reporting period.
The initial fair value of the earn-out was determined by employing a Monte-Carlo simulation. The underlying simulated variable was adjusted revenue discounted by the market price of risk embedded in the revenue metrics. The revenue volatility estimate was based on a study of historical asset volatility and implied volatility for a set of comparable public companies, adjusted by our operating leverage. The earn-out payments were calculated based on simulated revenue metrics and payment thresholds as set forth in the HealthScape Advisors and Pareto Intelligence purchase agreement. The calculated payments were further discounted back to present using cost of debt reflecting our credit risk.
On September 4, 2019 in connection with the Merger, we recognized holdback liabilities, which represented contingent consideration, to the seller. See Note 4. Acquisitions to our consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies. The Merger Agreement includes provisions to pay holdbacks to the seller if the payments relating to earn-outs and incentive plans, assumed in the Merger, from the previous acquisition of HealthScape Advisors and Pareto Intelligence fall below a certain threshold. The maximum holdback payments are $7.5 million and $17.5 million for HealthScape Advisors and Pareto Intelligence, respectively. The HealthScape Advisors holdback liability is calculated based on the 2019 earn-out and incentive plan payments. The Pareto Intelligence holdback liability is calculated based on the 2019 and 2020 earn-out and incentive plan payments.
The initial fair value of the holdback liability and at each reporting date subsequent to the acquisition was measured using a probability weighted approach. Any change in fair value was recognized in the consolidated statements of operations and comprehensive (loss) income.
For the year ended December 31, 2020, the applicable revenue targets for the Pareto Intelligence earn-out payments were not met. We have determined that we owe a final holdback payment of approximately $13.1 million to the sellers in connection with the Merger. We intend to make this $13.1 million payment during the second quarter of 2021. Following this $13.1 million payment, we will no longer have any earn-out liabilities or holdback liabilities as a result of the Merger.
Recent Accounting Pronouncements
For a discussion of new accounting pronouncements recently adopted and not yet adopted, see the Notes to our consolidated financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures about Market Risk
In the normal course of business, we are subject to market risks. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Financial instruments that are exposed to concentrations of credit risk primarily consist of accounts receivable. We do not require collateral or other security for receivables, but believe the potential for collection issues with any clients was minimal as of December 31, 2020, based on the lack of collection issues in the past and the high financial standards we require of clients. As of December 31, 2020, two clients accounted for 15.0% and 6.8% of total accounts receivable.
Interest Rate Risk
As of March 31, 2021, we had cash of $28.9 million deposited in non-interest bearing accounts at a major bank with limited to no interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage interest rate risk exposure.
In July 2017, the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced its intention to stop persuading or compelling banks to submit LIBOR quotations by the end of 2021. The expected discontinuation, reform, or replacement of LIBOR may result in fluctuating interest rates, or higher interest rates, which could have a material adverse effect on our interest expense. See “Risk Factors — Risks Related to Our Capital Structure, Indebtedness and Capital Requirements — Changes in the method for determining LIBOR or the elimination of LIBOR could affect our business, results of operations or financial condition” for additional information.
Emerging Growth Company Status
Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We intend to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies.
We also intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

BUSINESS
Our Mission
Our mission is to drive health plan growth and member engagement by leveraging proprietary technology and processes.
Our core values — integrity, teamwork, and regulatory compliance — are the foundation upon which we approach the market.
Business Overview
Convey Health is a leading healthcare platform that utilizes technology and processes to improve government-sponsored health plans, including Medicare Advantage (“MA”). We are a trusted solutions-oriented partner to payors and deliver purpose-built technology and services to enhance our clients’ mission-critical workflows. Our solutions address health plan needs, including product development and sales, member experience management, clinical management, core operations, business intelligence and analytics. Leveraging our technology and expert advisory services, we serve as a unified and integrated extension of our clients’ core health plan operations. Our proprietary, modular technology and end-to-end solutions replace or supplement our clients’ existing systems and processes, enabling us to help health plans attract and retain members, improve revenue accuracy, drive cost savings, facilitate regulatory compliance, and enhance operational effectiveness.
Since our inception, we have created and continuously refined our technology solutions to best serve government-sponsored health plans. Our clients are primarily Medicare Advantage plans, Medicare Part D plans (“PDP”) including Employer Group Waiver plans (“EGWP”) and pharmacy benefit managers (“PBM”). As of December 31, 2020, our solutions managed over 2.5 million MA members and 1.6 million PDP members. Additionally, our value-based analytics, which are powered by our 28 million member data set, provided actionable insights for nearly 2.1 million MA members in 2020. In total, our solutions addressed over 19% of MA lives.
We foster long-term collaborative partnerships as evidenced by our average relationship with our top 10 clients of over eight years, and we serve as a partner to seven of the nation’s top 10 MA payors by lives covered. We believe that we have significant opportunity to grow within our existing client base as the majority of our clients currently subscribe to only a subset of our overall solutions and services. Moreover, we believe we have significant opportunity to grow by winning new clients in the MA market, by selling more products to our existing clients, by expanding into adjacent markets such as Medicaid and commercial insurance, and through complimentary strategic acquisitions.
Our clients face significant and constantly evolving challenges managing their Medicare health plans:
•
Increasingly Competitive Environment for Medicare Plans: Effective benefit design and sales are critical to retaining and growing members during the Medicare annual enrollment period. Once members are enrolled in a plan, effective member engagement and supplemental benefits administration are paramount to ensuring strong satisfaction and retention. Moreover, the proliferation of value-based reimbursement models such as MA requires effective member management and broad ecosystem coordination, which fall outside the core competencies of many health plans.

•
Compliance with Centers for Medicare and Medicaid Services (“CMS”) Requirements: Constantly evolving CMS and client requirements result in hundreds of modifications per year that inhibit the operational effectiveness and capabilities of health plans. Our purpose-built government sector technology platform addresses these constantly evolving requirements.

•
Complex and Highly Regulated Medicare Market: Many health plans enter the government plan market by simply adapting their existing systems designed for the commercial insurance market. As a result, the technology they employ often lacks the sophistication and design needed to effectively maintain and administer benefits tailored for the complex and highly regulated Medicare market.

Health plans increasingly recognize the need for specialized solutions like ours to help them overcome these challenges and drive superior performance. We believe our proprietary technology and processes facilitate member engagement, health plan growth and operational efficiencies:

•
We Drive Member Engagement and Health Plan Growth in the Highly Attractive Medicare Advantage Market

MA is a highly attractive and fast-growing market, with membership expected to increase by 38% from 2020 to 2025, according to the Kaiser Family Foundation. This outsized growth is supported by higher member satisfaction, lower costs and better member outcomes of managed plans as compared to traditional Medicare plans. Moreover, MA lives are attractive to health plans as they provide a higher value per covered person than commercial lives. Between 2016 and 2018, the annual gross margin per covered person in the MA market averaged $1,608.00, approximately double the annual gross margin per covered person in the commercial insurance market. According to the U.S. Census Bureau, the population of U.S. seniors is expected to grow to 73.1 million by 2030, up from 56.1 million in 2020 and to increase as a percentage of the population from 17% to 21% during the same time period.
We help MA plans compete by improving benefit design, managing the member experience and core operations, administering supplemental benefits, empowering data-driven insights and providing expert advisory services. For example, we were an early pioneer in over-the-counter (“OTC”) supplemental benefit administration as we recognized that health plans who offered supplemental benefits could gain a competitive advantage over health plans that did not. MA plans offering OTC benefits grew their membership by 15% in 2021 compared to membership growth of only 4% for plans that did not offer such benefits. We believe we are a leader in providing technology-enabled solutions for the government-sponsored market and are well positioned to help our MA clients deliver differentiated plan offerings and drive sustained, above-market growth.
•
We Drive Operational Efficiencies in a Highly Complex and Regulated Government Plan Market

We help health plans improve operational effectiveness and enhance regulatory compliance. Through our advanced plan administration and supplemental benefit administration solutions, we handle critical processes on behalf of our clients, including eligibility and enrollment, member services, order processing and fulfillment, premium billing administration, premium payment processing, utilization management, payment integrity and regulatory compliance. We have dedicated compliance and quality-control teams that monitor evolving healthcare regulations and partner with our clients to facilitate compliance with the ever-changing set of government requirements.
Moreover, leveraging our large proprietary datasets and applied analytics, we yield actionable insights through our value-based payment assurance solutions that resolve gaps in care, improve member risk scoring and enhance payment integrity.
In addition, our technology and processes remove friction, streamline workflows and increase the effectiveness of each member interaction. For example, because our Advanced Plan Administration platform is a single integrated system that communicates seamlessly, we are able to improve member experience and core operations by reducing the time for a member to complete an address change with potential disenrollment by 75% and to complete a premium billing credit card transaction by 47%.
We operate in two segments: Technology Enabled Solutions (“TES”), in which we provide technology and support solutions to our clients, and Advisory Services (“Advisory”), in which we provide project-based consulting services through our long-tenured subject matter experts. Our TES and Advisory teams work collaboratively to identify new market and cross-sell opportunities, develop new technologies and solutions, and solve client challenges. We believe that our combination of technology-enabled solutions and expert advisory services gives us a competitive advantage in the government-sponsored health plan market. Our TES segment comprised approximately 85% of our consolidated revenue for the year ended December 31, 2020.
We have a highly predictable and recurring revenue model with strong cash flow from operations. We typically charge a recurring subscription or per member fee or a re-occurring utilization-based fee, which, coupled with our long-term contracts and high client revenue retention, have historically provided us with strong revenue predictability and visibility. Our TES segment historically has been highly predictable, as most of our revenue in any given year is under contract or otherwise visible by the prior year end. We evaluate client retention primarily on a revenue retention basis, and we monitor two key metrics to evaluate client retention: Gross Dollar Retention (“GDR”) and Net Dollar Retention (“NDR”). GDR measures the performance of existing solutions on an existing client basis by taking our Annual Contracted Revenue (“ACR”) at the beginning of the fiscal period and reducing it by dollar attrition during the fiscal period. Our GDR was 98% and 99% in 2020 and 2019, respectively. Our high client retention, as measured on a revenue retention basis, demonstrates the predictability of our revenue and that our existing solutions are deeply embedded in our clients’ core operations. NDR measures the performance rate of existing clients in total and before new client wins by adding cross-sell and upsell initiatives to GDR. Our NDR was 135% and 142% in 2020 and 2019, respectively, exhibiting the strength of our platform and growth of our existing client base.
We generated $82.6 million, $282.9 million, $80.4 million, and $140.7 million in revenues for the three months ended March 31, 2021, the year ended December 31, 2020, the Successor period, and the Predecessor period, respectively. We had net (loss) income of $(0.9) million, $(6.5) million, $(16.8) million, and $3.6 million for the three months ended March 31, 2021, the year ended December 31, 2020, the Successor period, and the Predecessor period, respectively. We generated Adjusted EBITDA of $15.9 million, $51.5 million, $14.0 million, and $27.5 million for the three months ended March 31, 2021, the year ended December 31, 2020, the Successor period, and the Predecessor period, respectively. See “Summary Consolidated Financial and Operating Data” for information regarding our use of Adjusted EBITDA, which is a non-GAAP financial measure, and a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated in accordance with GAAP. In addition, as of March 31, 2021, we had $324.2 million total aggregate principal amount of outstanding indebtedness.
Our Solutions
Technology Enabled Solutions
Our Technology Enabled Solutions Platform is Purpose-built to Comprehensively Address our Clients’ Needs
We are a solutions-oriented partner to health plans, helping them attract and retain members, improve revenue accuracy, drive cost savings, facilitate regulatory compliance, and enhance operational effectiveness. We have built a flexible architecture that enables deep and broad-based integration with client and third party systems and allows us to meet our clients’ core operational, regulatory, financial and clinical needs.

The Backbone of our Offerings is our Proprietary Technology Platform, Miramar
Miramar reduces the number of systems that health plans need to maintain, providing a seamless, unified user experience for our clients and their members. Our clients often depend exclusively on Miramar to manage mission-critical workflows, which entrenches our client relationships and provides opportunities to both cross-sell additional offerings and develop new technologies in partnership with them. Miramar’s agile infrastructure enables us to rapidly deploy and scale new and innovative offerings. In 2020, Miramar processed over 2.2 billion automated transactions through integrated processes with health plans, members, employer groups, government entities, provider organizations, PBMs and financial institutions. In that same time period, we facilitated over 23 million touchpoints with members on behalf of our clients.
Miramar consists of three core end-to-end solutions in addition to ancillary modular solutions:
•
Advanced Plan Administration (“APA”) Solutions: We provide technology-based plan administration services for government-sponsored health plans. Our solution encompasses eligibility and enrollment processing, member services, premium billing and payment processing, reconciliation and other related services.

•
Supplemental Benefit Administration (“SBA”) Solutions: We provide technology and services to manage supplemental benefits provided to members through their MA plans. This solution is currently focused on the OTC benefit and we expect to extend our platform into additional supplemental benefits. Our SBA solutions include benefit design and administration, member eligibility and engagement, product fulfillment, and analytics and reporting.

•
Value-Based Payment Assurance (“Value-Based”) Solutions: We provide payment tools and data analytics to improve revenue accuracy and identify gaps in quality, clinical care and compliance.

Advisory Services
Our Advisory Services Team Supports Payor Operations and Drives Business Model Evolution
We provide Advisory Services that complement our technology-enabled solutions in sales and marketing strategies, provider network strategies, compliance, operations, Star Ratings, quality, clinical, pharmacy, analytics and risk adjustment. We believe the trust our subject matter experts have earned with our clients gives us unique insights into and differentiated access to marketplace opportunities.
Industry Backdrop
We primarily operate within the government-sponsored health plan market. We believe that the increasing demand for our end-to-end platform solutions is driven by the following key healthcare industry tailwinds:
•
Growth in Medicare-Eligible Beneficiaries & Privatization Trend: According to U.S. Census data, the 65-and-older population in the U.S. grew by over 33% during the past decade, which resulted in an increasingly large Medicare population base that we expect will continue to grow given the demographics trend. MA enrollment grew by a 7% compound annual growth rate from 2015 to 2020 and is expected to grow at that same 7% growth rate from 2020 to 2025. In addition, MA enrollment as a percentage of total Medicare enrollment is expected to grow from 38.7% in 2020 to 46.5% in 2025. Additionally, approximately 70% of all Medicare beneficiaries are enrolled in plans that provide Medicare Part D benefits, with enrollment doubling since the program began in 2006. Moreover, there is increasing focus by recent presidential administrations to grow government-sponsored healthcare. The growing Medicare population base and MA enrollment, coupled with the potential expansion of government-sponsored healthcare, represent important tailwinds for our business.

Medicare Advantage Enrollment Trend
Source: Congressional Budget Office and Kaiser Family Foundation.
•
Increased Reliance on Specialized, Technology-Enabled Third-Party Partners to Drive Health Plan Differentiation and Performance: Competition for MA lives among health plans has grown markedly, particularly amid industry consolidation and the emergence of technology-enabled payors. This increasingly competitive environment requires health plans to offer differentiated benefits, a superior member experience and enhanced clinical outcomes while remaining cost-efficient. As a result, health plans are increasingly relying on specialized third-party partners with sophisticated purpose-built technology to enhance benefit design, drive member engagement and manage core workflows. We believe our technology-enabled solutions and expert advisory services position us favorably to serve as a high value-add partner to our health plan clients.

•
Growth and Prevalence of Supplemental Benefits: MA plans are rapidly adopting supplemental benefits as a mechanism to improve clinical outcomes and attract and retain new members. MA plans that offered OTC benefits grew their membership by 15% in 2021 compared to membership growth of only 4% for plans that did not offer such benefits. While over three million MA beneficiaries are currently enrolled in plans providing additional supplemental benefits to individuals with chronic illnesses, this figure only accounts for less than 12% of the total number of MA members in 2021. Due to the popularity of supplemental benefits among members and ability to improve clinical outcomes, we expect the prevalence and utilization of supplemental benefits to continue to increase.

•
Shift to Value-Based Care (“VBC”): MA is the largest and most successful VBC program in existence today. In a new era focused on value-based reimbursement, the increased burden on both members and health plans to reduce costs has driven significant changes in the industry. In particular, the need for aligned benefit design, effective member management and broad ecosystem coordination, which typically fall outside of the core competencies of health plans, has driven health plans to outsource these core workflows to specialized third parties. Moreover, there is an increasing need for health plans to offer supplemental benefits to their members as the VBC environment promotes the importance of breaking down traditional physical and social barriers to help drive health outcomes. The heightened focus on leveraging technology-enabled solutions to lower costs, increase quality and compliance, and improve member satisfaction is a key industry trend that we believe we are well positioned to address.

•
Compliance with Increasingly Complex and Evolving Regulatory Requirements: The government sector healthcare system imposes many regulations and processes that are manual, complex and constantly evolving. Health plans often lack the necessary infrastructure or resources to adapt quickly to changing requirements. The lack of specialized in-house solutions health plans have to maintain compliance with CMS regulations and requirements often results in foregone reimbursement and monetary penalties. Standard penalties for a health plan with 300,000 members could be as high as $1 million, with larger organizations potentially facing higher fines depending on the nature of the violation and the number of members impacted. In addition to monetary penalties, health plans risk facing suspension or revocation of their licenses to operate if they are not compliant with CMS regulations. Furthermore, we believe the regulatory environment will continue to grow more complex as the government-sponsored health plan market evolves. Therefore, the need for specialized solutions to help navigate the regulatory environment and facilitate compliance with ever-changing regulations and requirements is becoming increasingly paramount for health plans.
Market Opportunity

+$138B Addressable Market Opportunity in Managed Medicaid and Commercial Insurance Markets
+$67B Addressable Market Opportunity in MA and PDP Markets with Expanded Solution Set
+$2.2B New Logo Opportunity in Existing MA and PDP Markets with Current TES Solutions
+$7.3B Opportunity in Existing Client Base with Current TES Solutions
Additional Depth in Solutions
$7.3B
$9.5B
$77B
$215B
Total Addressable Market

Sources: Congressional Budget Office, Kaiser Family Foundation, CMS, Department of Health and Human Services, MedPAC, and Company Management Estimates.

We serve as a specialized, solutions-oriented partner to our health plan clients and help manage their core operations. As such, our addressable markets are predicated on our clients’ supplemental benefit and administrative expenditures. For our core Medicare-focused offerings, we estimate our total immediately addressable market opportunity to consist of:
•
$7.3 Billion Market Opportunity in Our Existing Client Base with Our Current TES Solutions:   We estimate this market opportunity by multiplying (1) the total number of MA and PDP members currently enrolled in our TES and Advisory clients’ plans by (2) our estimated average market rate on a per-member basis for the three core TES solutions we currently offer clients. We believe there is significant opportunity to grow our business by using our existing relationships to cross-sell our offerings to clients who do not currently use all of our core TES solutions.

•
$2.2 Billion Market Opportunity with New Clients in Existing MA and PDP Markets with Our Current TES Solutions:   We estimate this additional market opportunity by multiplying (1) the total number of MA and PDP members not currently enrolled in our TES and Advisory clients' plans by (2) our estimated average market rate on a per-member basis for the three core TES solutions we currently offer clients.

We estimate that the broader addressable market opportunity for our core Medicare-focused offerings is approximately $77 billion, including our immediately addressable market opportunity described above, to consist of:
•
$47 Billion Market Opportunity in Supplemental Benefit Administration:   We estimate this market opportunity by multiplying (1) the estimated number of total addressable long-term MA and PDP plan members by (2) the estimated average supplemental benefits administration figure on a per-member per-month basis.
•
$30 Billion Market Opportunity in Plan Administration:   We estimate this market opportunity by multiplying (1) the estimated number of total addressable long-term MA and PDP plan members by (2) the estimated average plan administration expenditure on a per-member per-month basis.

•
We believe the MA market is underpenetrated at present. As such, we calculate the estimated number of total addressable long-term MA plan members by multiplying (1) the total number of members eligible for Medicare in 2020 by (2) the expected percentage of MA plan members of all Medicare members in 2030.

The Medicare market continues to benefit from strong secular trends and we believe we are well positioned to capitalize on this large and growing market opportunity.
In addition, we also intend to grow our addressable market opportunity through expansion into adjacent markets, and believe our solutions and services address similar needs that exist across other government-sponsored and commercial programs. We continue to grow our presence in Managed Medicaid and believe this represents a natural adjacency to our core MA market. We estimate our total addressable market opportunity in Managed Medicaid to be approximately $21 billion. Moreover, we estimate our total addressable market opportunity in commercial insurance to be an additional $117 billion.
Value Proposition
We believe we achieve success because we are a trusted, solutions-oriented partner to health plan clients. We help our clients drive superior membership growth and retention, optimize revenue capture, drive cost savings, facilitate regulatory compliance, and enhance operational effectiveness.
Value to Health Plans
•
We Help Drive Superior Financial Results: We provide solutions that help health plans increase revenue by attracting and retaining members, improving revenue accuracy, and delivering cost savings.

◦
Attracting and Retaining Members: We help health plans improve plan offerings by enhancing benefit design and go-to-market strategy, managing member experience and core operations, and administering supplemental benefits, which together increases the competitiveness of plans and drives strong membership growth and retention.

◦
Improving Revenue Accuracy: We harmonize disparate clinical, claims and social determinants of health (“SDOH”) data, and utilize sophisticated applied analytics to drive meaningful insights. We help our clients identify opportunities to enhance member risk scoring, improve clinical outcomes, increase Star Ratings and achieve greater revenue accuracy.

◦
Delivering Cost Savings: We help health plans achieve tangible cost savings through leveraging our built-for-purpose technology solutions and government health plan market expertise, resulting in efficient, cost-effective workflow management.

•
We Improve Quality, Compliance and Operational Effectiveness: Our end-to-end technology solutions and broad healthcare ecosystem integrations enable us to design and deploy tailor-made solutions promptly to improve operational effectiveness and enhance regulatory compliance for our health plan clients.

◦
Enhancing Regulatory Compliance: Among the key workflows we manage, compliance is one of the most essential for government-sponsored health plans. While we are not directly exposed, our clients can be exposed to significant fines or sanctions if they do not meet established compliance standards. We have dedicated compliance and quality-control teams to monitor evolving healthcare rules and regulations and partner with our clients to help them adhere to an ever-changing set of government requirements. Our systems allow us to “push” new regulation requirements out in an efficient, centralized manner compared to continuous updates of disparate, and often unintegrated, systems. We work directly with key compliance contacts at each client to help ensure relevant personnel understand and interpret regulations accurately, implement appropriate processes for regulatory compliance and avoid high costs associated with non-compliance.
◦
Providing Complex Operational Support: We provide operational support for our health plan clients by managing critical and complex workflows including eligibility and enrollment, member services, order processing and fulfillment, premium billing administration, premium payment processing, utilization management, payment integrity and regulatory compliance.

Value to Members
•
We Deliver a Superior Member Experience: Our clients depend on our member engagement solutions to deliver an outstanding member experience. Our APA and SBA solutions empower members to optimize their plan selection, effectively navigate their benefits, readily gain access to the appropriate medical care, prescription medication and over-the-counter products, and efficiently resolve their inquiries and issues.

◦
Unified Member Experience: Our end-to-end, comprehensive technology platform enables us to deliver an integrated experience for health plan members. Our platform significantly reduces the length of time required to address member inquiries, allowing members to have their questions answered and issues resolved efficiently and effectively. In addition, our ability to customize engagement with members through multiple channels, including self-service and mobile applications, has driven further healthcare navigation efficiency and a better member experience.

◦
Enhancing Utilization of Valued Benefits: We help drive appropriate utilization of member benefits by making it easy for members to access their benefits through our expanding suite of supplemental benefit solutions. Our omni-channel supplemental benefits management offering enables members to fully access these benefits to which they are entitled.

Our Differentiated Miramar Technology Platform
The backbone of our offerings is our proprietary technology platform, Miramar. We believe the following are key differentiators of our technology platform:
•
Comprehensive, Purpose-Built Platform: Miramar is a comprehensive technology platform that reduces the need for health plans to maintain multiple systems and enables us to provide a seamless user experience for our clients and their members. We designed and developed Miramar specifically for the government health plan sector, as opposed to retrofitting a commercial insurance sector technology. We unify internal and external clinical and financial data to provide a differentiated member view that enables health plans to provide superior engagement and retention. Miramar enables us to replace and support a broad range of core systems for our health plan clients, with key workflows that can be modularized across product development and sales, member management, operations and support, all using a single platform. This contrasts with the multiple siloed systems that would need to be integrated and individually updated if conducted in-house by our clients. Miramar empowers our clients to consolidate steps and simplify functions that improve member experience, drive cost savings and enhance clinical outcomes. Through Miramar, our clients have access to a host of key plan administration features.

•
Built to Scale: Miramar’s unified infrastructure enables us to rapidly deploy and scale new integrated solutions and services and has been a mainstay of our continued innovation. We have proven our ability to scale our technology to new clients and solutions as a result of having a repeatable and data-driven blueprint to expand our capabilities. Over the past three years, we have won and successfully implemented 33 new Technology clients. With scale, our data assets provide even more powerful insights on our clients’ members, enabling us to create more streamlined experiences for members and positively impact outcomes. We have a track record of being able to implement and deploy solutions for large health plan clients, which we have made a repeatable playbook as we look to acquire new clients.

•
Strong Interoperability with Broader Healthcare Ecosystem: We have built and continue to innovate technology infrastructure to support broad ecosystem integrations with key healthcare constituents,

including health plans, employer groups, government entities, provider organizations, PBMs and financial institutions. Our direct integration and interoperability with the broader healthcare ecosystem enables us to ingest and harmonize data from disparate sources. Given the high volume, velocity and complexity of data our health plan clients must sort through, our offerings provide extensive operational support and allow us to serve as a valuable partner. Miramar processed over 2.2 billion automated transactions in 2020 through integrated processes across the healthcare ecosystem. In 2020, we also facilitated over 23 million touchpoints with members on behalf of our clients.
•
Data & Analytics Capabilities: Leveraging our large proprietary datasets, we yield actionable insights through our value-based payment assurance solution that resolve gaps in care and improve quality, data integrity and financial performance. Our value-based analytics capture data for over 28 million members. The ability to efficiently aggregate and process large scale data flows, which is ultimately utilized to guide clients’ operational strategies and decisions, has played a key role in scaling and managing large member populations, particularly in today’s complex and value-based care environment. We have a growing data asset that we believe will only become more impactful over time as we continue to connect insights with workflows to drive measurable outcome improvement for our clients.

The Impact of Our Platform and Solutions
Utilizing our technology-enabled solutions and advisory services, we administer and support a comprehensive range of mission-critical workflows on behalf of our clients across the following key areas:
•
Product Development & Sales: Our technology solutions and services empower our health plan clients to deliver a differentiated health plan offering, which can result in higher membership growth and plan revenues. Using our advanced plan administration, supplemental benefits administration and advisory offerings, we enable a number of product development and commercialization initiatives for our clients including benefit design, plan selection, formulary development, go-to-market research, strategy and execution, and broker and sales agent credentialing.

•
Member Engagement & Core Operations: We manage critical member engagement workflows directly on behalf of our clients. Using our advanced plan administration solution, we manage workflows across enrollment and eligibility, premium billing, financial reconciliation, and payment processing. Our technology solutions are designed to enhance operational capabilities for our health plan clients, allowing them to improve the member experience by offering members easy-to-navigate self service capabilities including web portals and mobile applications. In addition, our dedicated compliance and quality teams continually monitor the evolving regulatory environment. We provide solutions and services that enable our clients to better adhere to government regulations and internal compliance requirements. We also support our clients in their quality and CMS audit processes. We believe that we provide highly-compliant and market-leading solutions that successfully help our clients minimize compliance risk.

•
Clinical Health Outcomes: Our SBA solutions help members navigate a range of benefits that have been tailored to address clinical, social, or physical needs and improve their overall health. Our solutions enhance member experience, improve health outcomes and create differentiation for Medicare Advantage plans. We help our clients solve unmet social needs that impact almost 40% of all Medicare beneficiaries. For example, the home delivery of OTC products through our SBA solutions alleviates challenges with member access to transportation, which is a significant SDOH. Studies have shown that on average every dollar spent by consumers on OTC medicines saves $6-7 for the U.S. healthcare system. Many of the SDOH-focused supplemental benefits are becoming key differentiators for MA plans and improve both health outcomes and member experience. Our platform was purpose-designed to allow us to add additional benefit categories as new and innovative benefits emerge, and we are currently building out our technology to support supplemental benefits beyond OTC.

miramar

Your Central Hub

for **ALL** of Your Supplemental Benefit Needs

OTC Fulfillment
Fall Prevention
Safety
Food & Grocery
Dental
Vision, Hearing
Personal Care
Transportation
Current Programs
Expansion Areas

•
Business Intelligence & Analytics: Our value-based payment assurance data platform, powered by artificial intelligence and machine learning technologies, seamlessly aggregates and organizes disparate clinical, claims and SDOH data to optimize revenue and profitability. Our data analytics platform, which is currently powered by over 28 million lives and over 100 proprietary data models, is designed to handle a growing volume and velocity of healthcare data. Value-based payments such as Medicare Advantage reimbursement require the submission of enrollment, claims and clinical data to determine revenue for the plan. Our revenue integrity solution focuses on the complete, accurate and compliant data collection, submission and acceptance of data to the Government. Our value based payment assurance product identifies revenue being understated on average by over 1.3% for an MA plan.

According to the Kaiser Family Foundation, for an MA plan with 100,000 members, this translates into approximately $20 million in additional revenue to the health plan. We believe the depth and breadth of our growing data set and ability to embed into workflows will differentiate our solutions and improve outcomes for our clients.
We have a demonstrated track record of delivering compelling clinical, financial and administrative outcomes for our clients. We believe our comprehensive solutions and services enable us to deliver results that exceed those achieved in-house by our clients, as well as by most other third-party partners. A time and motion study confirmed that our APA solutions reduced the time to complete an address change with potential disenrollment by 75% due to our ability to address the complexity of this task, which involves multiple systems and reporting, using our integrated approach. This study also showed our ability to reduce the time to complete a premium billing credit card transaction by 47% compared to the time when utilizing a leading competitor’s solution to address the same task. The result is higher quality and lower cost for the health plan, and higher member satisfaction.
Case Study: Advanced Plan Administration Platform Efficiencies Driving Improved Member and Client Satisfaction
Source: Company Management
Competitive Strengths
Comprehensive Payor Services Platform Based on Differentiated, Solutions-Oriented Partnership Model
We believe our success is predicated on our comprehensive capabilities and track record of fostering long-term collaborative partnerships with our clients. We have strategically developed our portfolio of technology-enabled solutions and advisory services to address our clients’ mission-critical workflows. We engage closely with our health plan clients to help them attract and retain members, improve revenue accuracy, drive cost savings, facilitate regulatory compliance, and enhance operational effectiveness. Moreover, our active dialogue with our clients through our advisory team enables us to easily identify new opportunities to deploy additional solutions and services.
We serve as a solutions-oriented partner to the largest and most sophisticated clients, including seven of the top 10 MA payors in the U.S. We believe our unwavering commitment to delivering innovative and effective solutions for our clients, our comprehensive capabilities and domain expertise have earned us our reputation as a trusted partner to the nation’s largest payors.
Purpose-Built, Scalable and Integrated Technology and Analytics Platform
We believe our proprietary technology, rich dataset and advanced applied analytics capabilities enable us to deliver meaningful value as a partner to our health plan clients, members and partner constituents. Our Miramar technology platform enables us to provide a seamless, unified user experience for our clients and their members. Miramar’s unified infrastructure enables us to rapidly deploy and scale new integrated solutions and services and has been a mainstay of our continued innovation. Miramar supports broad ecosystem integrations with health plans, employers groups, government bodies, provider organizations, PBMs and financial institutions, which enables us to ingest and harmonize data from multiple sources. Our value-based payment assurance solutions integrate disparate clinical, claims and SDOH data and utilize sophisticated applied analytics to help our clients optimize value-based revenue and payment integrity. Our purpose-built solutions allow us to help our clients navigate the constantly evolving regulatory environment and more efficiently engage their members.
Attractive Operating Model with Contractually Recurring Revenues and High Financial Visibility
As of December 31, 2020, we had 162 clients that purchased our solutions and services. Our solutions managed over 2.5 million MA members and 1.6 million PDP members. Additionally, our value-based analytics, which are powered by our 28 million member data set, provided actionable insights for nearly 2.1 million MA members in 2020. In total, our solutions addressed more than 19% of MA lives. As the MA payor market is relatively concentrated, we expect to continue to derive a substantial portion of our total revenue from a limited number of key clients. For the year ended December 31, 2020, our two largest clients, when aggregating all the solutions and services utilized by such clients across separate contracts with multiple product delivery solutions, represented 28.6% and 17.8% of our total revenue, respectively, or collectively 46.4% of our total revenue during this period. Our two largest clients are two of the top 10 MA payors in the U.S. While we have client concentration, our longest client relationships are among our two largest clients at 16 years and 10 years, respectively, and we generally have long-term contracts with our other clients as well. In addition, we have many different contractual relationships with, and provide many different solutions to, each of our top clients. The multiple solutions we provide to our clients, the length of our contracts and the established long-term relationships we have developed with our top clients reduces the overall risk of concentration to our business.
We have generated a substantial portion of our revenue from clients on a recurring or re-occurring fee basis, which, coupled with our multi-year contracts and historically high client revenue retention, have provided high revenue predictability and visibility. We focus on maintaining longstanding relationships with our clients and serve as a strategic partner across mission-critical workflows. We believe our focus on collaborative innovation with our clients, in conjunction with the expansive set of mission-critical solutions and services we provide, results in a highly loyal client base as evidenced by our GDR of 98% and 99% in 2020 and 2019, respectively. Our high client retention, as measured on a revenue retention basis, demonstrates the predictability of our revenue and that our solutions are deeply embedded in our clients’ core operations. Our NDR was 135% and 142% in 2020 and 2019, respectively, exhibiting the strength of our platform and growth of our existing client base.
Unmatched Expertise and Breadth of Solutions for Government-Sponsored Health Plans
Based, in part, on our extensive experience and history working with many of the nation’s largest payors, we believe we have unmatched expertise and an established leadership position in government plan administration. Our TES solutions and Advisory services position us at the forefront of emerging trends across payor strategies. We believe our platform, which embodies years of research, innovation, iterations and enhancements, is a leading platform for the administration of government plans demonstrated by the fact that we serve seven of the top 10 MA payors in the U.S. Our comprehensive capabilities, extensive healthcare ecosystem integrations and highly specialized expertise in the complex government health plan market enable us to deliver innovative solutions and superior clinical, operational, compliance and financial outcomes for our clients.
Outstanding Management and Advisory Team with Proven Track Record of Success
Our long-tenured executive leadership team has extensive experience across the healthcare, technology and consulting sectors and has delivered a compound annual growth rate in revenue from continuing operations of 29% from 2011 to 2020. Our CEO and CFO have a combined experience of over 28 years with Convey Health and extensive experience managing publicly traded companies. Our executive officers have on average 23 years of experience with the government health plan market. We approach the market competitively and believe that we win, in part, because of our commitment to dedicate the resources required to accomplish the goals of our clients. We believe that our Advisory team brings us closer to the market so that we remain at the forefront of trends and drive further innovation in the market. As a result of this powerful combination of services and technology, we believe that we have a strong competitive position and can adapt more rapidly to any changing conditions. Further, we believe that our innovative combination of technology and advisory expertise has transformed Convey Health into the preeminent payor solutions platform.
Growth Strategy
Cross-Sell and Upsell Existing Solutions
Our technology-enabled solutions expand regularly, and our clients often utilize more solutions over time. The flexibility of our platform and our consultative approach allow us to cross-sell more products and solutions to existing clients and expand our share of wallet with the nation’s top health plans. We also benefit from plan membership growth within existing clients, many of which are growing and gaining market share.
We believe we have significant remaining opportunity to continue our growth within our existing client base. For example, approximately 77% of our TES client base uses only one of our three core technology-enabled solutions. Additionally, approximately 39% of our clients use only Advisory services today and currently utilize none of our TES solutions. Consequently, we believe our existing client base continues to be a significant channel in which to sell both our existing technologies and any additional solutions or services.
Expand Existing Solutions and Introduce New Solutions
Our clients are increasingly looking to simplify their offerings and we expect to extend our technology offering to allow Miramar to be a single portal for multiple supplemental benefits. This could entail offerings and support for food and grocery, meals, transportation, in-home services, hearing, vision, and dental which are all gaining in popularity. As more supplemental benefits are designed to address SDOH, we believe our solutions will help drive improved health outcomes. We also see Managed Medicaid and the commercial insurance market as adjacent opportunities.
In particular, we believe our supplemental benefits offering will continue to expand due to growing prevalence of plans offering supplemental benefits, increasing member enrollment trends in such benefits, rising spend allocated to supplemental benefits, and increasing member utilization of such benefits. Further, our clients are increasingly looking to expand their offerings with leading third party platforms, and we expect to extend our technology offering to allow Miramar to be a single portal for multiple supplemental benefits.

There are several additional technology solutions that we are considering strategically, including, but not limited to, clinical management, member marketing, member acquisition, provider data and network management, claims administration, health risk assessments, home health, and SDOH. In addition, we believe our domain expertise from Advisory accelerates our technology development and allows us to develop leading solutions. We have a successful history of growing our solutions and services through internal innovation and will continue to actively invest in expanding our platform capabilities.
Win New Technology Clients
Our technology platform serves large national and regional health plans as well as PBMs. We believe we have a significant opportunity to sell technology solutions, as approximately 39% of our clients use only Advisory services today and currently utilize none of our TES solutions. In addition, 46% of insurance carriers that offer MA plans are not our clients. Over time, we expect to leverage our Advisory relationships to implement technology solutions to address their needs. Our reputation as a long-term strategic partner, combined with our comprehensive solutions set and specialized market expertise, has enabled us to win 33 new TES clients since 2017. Given the increasing importance health plans are placing on growing their MA business, we believe we are well positioned to demonstrate value at multiple touchpoints to align to their business objectives.

Targeted Expansion in New Markets
We are continuously evaluating new markets to deploy our broad set of solutions. We have identified Managed Medicaid, commercial health insurance payors, and risk-bearing providers as adjacent markets that we believe are good candidates for our TES solutions. Our value-based payment assurance solutions have already been deployed to several risk-bearing providers.
Strategic and Highly Disciplined Acquisitions
We have a demonstrated history of continuously expanding our relationships with clients through the addition of new solutions to our platform, both organically and through acquisitions. This includes the successful acquisition and integration of Gorman Health Group, HealthScape Advisors and Pareto Intelligence. Our differentiated partnership model and collaborative approach enable us to gain critical insights into our clients’ evolving needs. We intend to complement our internal innovation and strong organic growth opportunities with acquisitions of complementary technology solutions and services to continue to better serve our clients. Potential targets could include, among others, companies that would further strengthen our platform and technologies in clinical management, member marketing, provider data and network management, claims administration, as well as expansion of supplemental benefits management.
Sales and Marketing
We sell and market our solutions in three primary ways:
•
cross-sales to existing clients utilizing our TES solutions;

•
selling TES solutions to clients served by our Advisory Services offerings; and

•
sales to new clients.

Our Advisory team is critical to identifying opportunities where our existing clients can utilize our TES solutions, as their extensive executive level relationships provide critical insights into our clients’ strategic initiatives. We benefit significantly from the subject matter expertise, market credibility, thought leadership and relationships our executives and advisory team have within our industry and referrals from existing clients. While our sales and client service representatives are responsible for lead generation, they are primarily dedicated to the cross-selling and upselling of our solutions to existing clients. We deploy marketing strategies centered on initiatives that drive awareness of our company and our solutions in order to reach new customers. These initiatives include targeted direct marketing, advertising, tradeshow participation, workshops, web-based marketing activities, e-newsletters and customer and industry conferences.
Our Clients
Our clients consist primarily of health plans, specialty health companies and to a lesser degree providers. As of December 31, 2020, we served 162 clients, including seven of the nation’s top 10 health plans. Our two largest clients are two of the top 10 MA payors in the U.S. In total, our solutions addressed over 19% of MA lives. As of December 31, 2020, we served 39 of the top 50 MA and PDP plans.
We believe we serve as a trusted, solutions-oriented partner to our clients and foster long-term, collaborative relationships, with our average relationship for our top 10 clients of over eight years. Revenue from our top 10 clients accounted for 74%, 77% and 72% of our total revenue for the three months ended March 31, 2021, the year ended December 31, 2020 and the year ended December 31, 2019, respectively. For the three months ended March 31, 2021, our two largest clients, when aggregating all the solutions and services utilized by such clients across separate contracts with multiple product delivery solutions, represented 23.8% and 20.3% of our total revenue, respectively, or collectively 44.1% of our total revenue during this period. For the fiscal year ended December 31, 2020, these same clients, when aggregating all the solutions and services utilized by such clients across separate contracts with multiple product delivery solutions, represented 28.6% and 17.8% of our total revenue, respectively, or collectively 46.4% of our total revenue during this period. As the MA payor market is relatively concentrated, we expect to continue to derive a substantial portion of our total revenue from a limited number of key clients. See “Risk Factors — Our client base is highly concentrated and we currently depend on a small number of clients for a substantial portion of our total revenue, and this concentration exposes us disproportionately to effects from altered contracts with these clients.” While our client base is concentrated, we have multiple contractual relationships with our largest clients covering multiple product delivery solutions. In addition, for the years ended December 31, 2020 and 2019, we achieved 135% and 142% Net Dollar Retention of our total client base, respectively.
Government Regulation
Substantially all of our business is directly or indirectly related to the healthcare industry and is affected by changes in the healthcare industry, including regulatory changes and fluctuations in healthcare spending. In the United States, the healthcare industry is highly regulated and subject to frequently changing political, legislative, regulatory and other influences. Participants in the healthcare industry, including our customers, are required to comply with extensive and complex federal and state laws and regulations, including those issued by CMS and other divisions of the U.S. Department of Health and Human Services, as well as other laws and regulations relating to fraud and abuse, false claims, anti-kickback and privacy and data security laws and regulations. Although some laws and regulations do not directly apply to our business, these laws and regulations affect the business of our customers and in turn can affect the demand for our solutions.
Medicare, Medicare Advantage and Medicare Part D
Medicare
Medicare is a federal program administered by CMS through various contractors. Available to individuals age 65 and over, and certain other individuals, the Medicare program provides, among other things, healthcare benefits that cover, subject to limitations, the major costs of most medically necessary care for such individuals, subject to certain deductibles and copayments.
CMS has established guidelines for the coverage and reimbursement of certain products and procedures by Medicare. In general, to be reimbursed by Medicare, a healthcare procedure furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary received healthcare products and services. Medicare is subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, interpretations of policy, intermediary determinations, and government funding restrictions, all of which may materially increase or decrease the rate of program payments to healthcare providers. Any such changes in federal legislation, regulations and policy affecting the entities with which we contract could have a material effect on our performance and revenue generation.
Medicare Advantage
Under the Medicare Advantage program, also known as Medicare Part C, the federal government contracts with private health insurers to provide members with Medicare Part A, Part B and Part D benefits. Medicare Advantage plans can be structured as Health Maintenance Organizations (“HMOs”), Preferred Provider Organizations (“PPOs”) or private fee-for-service plans. In addition to covering Part A and Part B benefits, the health insurers may choose to offer supplemental benefits and impose higher premiums and plan costs on beneficiaries. Medicare beneficiaries that choose to participate in Medicare Advantage choose which health plan through which to receive their Medicare coverage. To assist beneficiaries with plan selection, CMS established a five-star quality rating system. Using this system, CMS publishes Star Ratings based on a variety of quality, patient satisfaction and performance measures for health plans on an annual basis. These ratings are based on data gathered from a variety of sources, including the Healthcare Effectiveness Data and Information Set, the Consumer Assessment of Healthcare Providers and Systems program, the Medicare Health Outcome Survey, the Medicare Prescription Drug Program and CMS administrative data. CMS generally pays health insurance plans that participate in the Medicare Advantage program on a per capita basis. CMS makes certain adjustments based on service benchmarks and quality ratings.

Medicare Part D
The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”) established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.
The Patient Protection and Affordable Care Act
In the United States, federal and state legislatures and agencies periodically consider healthcare reform measures that may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare participants operate, including our customers. Our business could be affected by changes in healthcare laws, including the ACA, which was signed into law in March 2010. The ACA has changed how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured individuals, reduced Medicare program spending and insurance market reforms. The ACA has created major changes in how healthcare is delivered and reimbursed and generally increased access to health insurance benefits to the uninsured and underinsured population of the United States. Among other things, the ACA has increased the number of individuals with Medicaid and private insurance coverage, implemented reimbursement policies that tie payment to quality, facilitated the creation of accountable care organizations that may use capitation and other alternative payment methodologies, strengthened enforcement of fraud abuse laws and encouraged the use of information technology. While provisions of the ACA are not directly applicable to our business, the ACA affects the business of our customers, which may in turn affect our business.
HIPAA and other Health Information Laws
A significant portion of our business is regulated by HIPAA. Among other things, HIPAA requires business associates and covered entities to comply with certain privacy and security requirements relating to protected health information and personally identifiable information and mandates the way certain types of healthcare services are coded and processed. We frequently act as a business associate to our covered entity clients and, as a result, collect, use, disclose and maintain the protected health information and personally identifiable information of individuals, as well as other financial, confidential and other proprietary information belonging to our customers and certain third parties from whom we obtain information (e.g., private insurance companies and financial institutions). HIPAA and other state laws and regulations and industry standards require us to establish and maintain reasonable and appropriate administrative, technical and physical safeguards to ensure the integrity, confidentiality and availability of electronic protected health information, which also includes information about the payment for healthcare services, as well as payment card data under the Payment Card Industry Data Security Standard. These laws, regulations and standards, and the rules promulgated thereunder, are changed frequently by legislation, regulatory issuances or administrative interpretation. For instance, in January 2013, HHS issued the Omnibus Final Rule modifying and supplementing many of the standards and regulations under HIPAA. The Omnibus Final Rule significantly lowered the disclosure standards required for notifications of breaches in patient privacy and expanded the universe of available liability under certain of HIPAA’s requirements, including expanding direct liability for HIPAA’s requirements to companies such as ours, which act as business associates to covered entities.
HIPAA establishes privacy and security standards that limit the use and disclosure of protected health information and requires the implementation of administrative, physical and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form, as well as breach notification procedures for breaches of protected health information and penalties for violation of HIPAA’s requirements for entities subject to its regulation. For example, HIPAA and its implementing regulations mandate format and data content standards and provider identifier standards (known as the National Provider Identifier) that must be used in certain electronic transactions, such as eligibility inquiries, and enforcement of compliance with these standards falls under HHS and is carried out by CMS. Violations of HIPAA’s requirements may result in civil and criminal penalties, which may be significant. State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for HIPAA violations, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing individuals’ health information. HHS is currently conducting audits of covered entities and business associates to assess their HIPAA compliance, and we may be subject to such an audit in our capacity as a business associate to our covered entity clients.
In addition to HIPAA, numerous other federal and state laws govern the collection, maintenance, protection, use, transmission, disclosure and disposal of protected health information and personally identifiable information, and these laws can be more restrictive than HIPAA, which means that entities subject to them must comply with the more restrictive state law in addition to complying with HIPAA. Not only may some of these state laws impose fines and penalties upon violators, but some state laws, unlike HIPAA, also afford private rights of action to individuals who believe their personal information has been misused. State laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject. We cannot predict how future federal or state privacy or similar laws and regulations may affect us or our customers. For a discussion of the risks and uncertainties affecting our business related to compliance with HIPAA, please see “Risk Factors — Risks Related to Governmental Regulation —  We are subject to complex, stringent and evolving laws, regulations and standards relating to data privacy and security (including the collection, storage, use, transfer, and processing of personally identifiable information), including protected health information, and any actual or perceived failure by us to comply with such laws, regulations or standards, or our own information security policies or contractual or other obligations relating to data privacy and security, could adversely affect our business, including our reputation among clients.”
Communications Laws
In addition, the United States regulates marketing and certain other communications by telephone and email, and individual states also impose restrictions on telephone marketing. The laws and regulations governing the use of emails and telephone calls for such purposes continue to evolve, and changes in technology, the marketplace or consumer preferences may lead to the adoption of additional laws or regulations or changes in interpretation of existing laws or regulations. The Telephone Consumer Protection Act and other federal and state laws prohibit companies from making telemarketing calls to numbers listed in the Federal Do-Not-Call Registry and impose other obligations and limitations on contacting our customers and our customers’ members. The CAN-SPAM Act regulates commercial email messages and specifies penalties for the transmission of commercial email messages that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from senders. We are required to comply with these and similar laws, regulations and other requirements.
For a discussion of the risks and uncertainties affecting our business related to compliance with federal, state and other laws and regulations and other requirements, please see “Risk Factors — Risks Related to Governmental Regulation — Recent and future developments in the healthcare industry could have a material adverse impact on our business, results of operations or financial condition” and “Risk Factors — Risks Related to Governmental Regulation — We are unable to predict what changes to laws, regulations and other requirements, including related to contractual obligations, might be made in the future or how those changes could affect our business and the costs of compliance.”
Intellectual Property
We rely upon a combination of trade secret, trademark, patent and copyright laws, license agreements, confidentiality policies and procedures, contractual provisions (e.g., intellectual property assignment agreements), nondisclosure agreements and technical measures of varying duration designed to establish, maintain and protect the intellectual property and other proprietary information and commercially valuable confidential information and data used in our business. We have registered or applied to register certain of our trademarks in the United States. We also license intellectual property and technology from third parties, including some that is incorporated into our solutions.
For example, with respect to the Miramar technology platform, which was internally-developed by the Company, the Company owns all right, title and interest in the copyrightable expression embodied in the source code for Miramar, the source code for Miramar is a trade secret of the Company, and the Company has obtained trademark protection for various products and features included in the Miramar platform.
We generally control access to and use of our proprietary software and other intellectual property, including the source code for Miramar, through the use of internal and external controls, including entering into nondisclosure, confidentiality and intellectual property assignment agreements with our employees and third parties.
The steps we have taken to protect our trade secrets, trademarks, patents and other intellectual property and proprietary information may not be adequate, and third parties could infringe, misappropriate or misuse our intellectual property. If this were to occur, it could harm our reputation and adversely affect our competitive position, business, results of operation or financial condition.
For a discussion of the risks and uncertainties affecting our business related to our protection of intellectual property and other proprietary information, please see “Risk Factors — Risks Related to Information Technology and Intellectual Property — The protection of our intellectual property and proprietary rights requires substantial resources, and protections of our intellectual property and proprietary rights may not be adequate. Any failure to obtain, maintain, protect and enforce our intellectual property and proprietary rights, or failure of our intellectual property and proprietary rights to be sufficiently broad, could harm our business, results of operations or financial condition.”
Competition
We compete primarily with healthcare services and technology companies. We also compete in some cases with certain of our customers who themselves provide some of the same solutions that we offer or who may decide to perform internally some of the same solutions that we provide. In addition, certain major software, hardware, information systems and business process outsourcing companies, both with and without healthcare companies as their partners, may seek to offer competitive software and services.
Our TES solutions compete with:
•
healthcare information system vendors that support providers or payors in their administration of Medicare Advantage (including the administration of supplemental benefits), Medicare Part D Prescription Drug Plan and Employer Group Waiver Plans;

•
healthcare insurance companies, pharmacy benefit management and pharmacy benefit administrator companies, hospital management companies and pharmacies that provide or are developing electronic transaction and payment distribution services for use by providers or by their members and customers;

•
healthcare payments and communication solutions providers, including financial institutions and payment processors that have invested in healthcare data management assets; and

•
healthcare payment accuracy companies; and providers of other data products and data analytics solutions, including healthcare risk adjustment, quality, economic statistics and other data; and other data and analytics solutions.

Our Advisory Services offerings compete with:
•
National management consulting firms (including, but not limited to, Deloitte Touche Tohmatsu Limited, Accenture plc, McKinsey & Company and other similar firms);

•
Boutique consulting firms; and

•
Internal consulting departments within our clients.

Employees and Human Capital Resources
As of March 31, 2021, we employed approximately 3,000 full-time employees, including approximately 215 full-time employees hired on a temporary basis in connection with seasonal volume increases and approximately 195 part-time employees and independent contractors. All of our employees and independent contractors are located in the United States except for approximately 170 individuals who were located in the Philippines as of March 31, 2021. We experience seasonal employee hiring practices primarily from September through December in connection with the Medicare annual enrollment period, which typically results in the hiring of a significant number of full-time employees on a temporary basis. None of our employees are represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.
Facilities
Our principal executive offices are located in Fort Lauderdale, Florida, where we lease approximately 33,630 square feet of office space. The lease for our principal executive offices is currently scheduled to terminate in 2029. In addition to our principal executive offices, we have additional leased facilities in:
•
Chicago, Illinois;

•
Lenexa, Kansas;

•
Miramar, Florida;

•
Pompano Beach, Florida;

•
Port St. Lucie, Florida;

•
Yuma, Arizona; and

•
Manila, Philippines.

We do not own any of our facilities. We believe that our current facilities are adequate to meet our current and expected future needs and believe that we should be able to renew any of our leases without an adverse impact on our operations.
Legal Proceedings
From time to time we are a party to various legal proceedings incidental to the conduct of our business. The results of legal proceedings are inherently unpredictable and uncertain. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels. We periodically reexamine our estimates of probable liabilities and any associated expenses and receivables and make appropriate adjustments to such estimates based on experience and developments in litigation. As a result, the current estimates of the potential impact on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels for the proceedings and claims described in the notes to our consolidated financial statements could change in the future.
Regardless of the outcome, legal proceedings have the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Risk Factors — General Risks — We may become involved in litigation, investigations and regulatory inquiries and proceedings that could negatively affect us and our reputation.”

Solis Litigation
On July 11, 2017, Ronnie Kahululani Solis (“Solis”) filed suit in the Los Angeles Superior Court against one of our former subsidiaries, Gorman Health Group, LLC, which merged into Convey Health Solutions, Inc. effective September 1, 2020, for damages for negligence and negligence per se arising out of an incident that occurred on March 3, 2017. Solis alleges damages in excess of $6.0 million stemming from an accident involving a vehicle and a motorcycle. The vehicle was being operated by a Gorman employee in the scope of his employment. The Company and Solis are continuing to discuss terms of settlement. For more information related to this matter, see Note 15. Commitments and Contingencies — Legal Proceedings in “Notes to Consolidated Financial Statements.”

MANAGEMENT
The following table presents the name, age and position for each of the individuals who are expected to serve as our executive officers and directors following the completion of this offering:
Name	Age	Position
Executive Officers:
Stephen C. Farrell	56	Chief Executive Officer and Director
Timothy Fairbanks	47	Chief Financial Officer & Executive Vice President
John Steele	47	Executive Vice President, Technology
Arjun Aggarwal	53	Managing Partner, HealthScape Advisors & Executive Vice President
Kyle Stern	49	Managing Partner, HealthScape Advisors & Executive Vice President
Non-Employee Directors:
Sharad S. Mansukani	51	Director (Chairman)
Todd B. Sisitsky	49	Director
Katherine Wood	36	Director
W. Carl Whitmer	56	Director
The following are brief biographies describing the backgrounds of our executive officers and directors.
Executive Officers
Stephen C. Farrell serves as the Chief Executive Officer of the Company and is a member of our Board of Directors. Prior to joining the Company in 2011, Mr. Farrell worked at PolyMedica Corporation, where he served as President, Chief Operating Officer, Chief Financial Officer, Chief Compliance Officer and Treasurer during his eight-year tenure. Mr. Farrell previously served as Executive Vice President and Chief Financial Officer of Stream Global Services, Inc. and as Senior Manager at PricewaterhouseCoopers LLP. Mr. Farrell served on the board of directors and was chairman of the audit committee of Questcor Pharmaceuticals, Inc. from November 2007 to August 2014 and served on the board of directors of Lineage Cell Therapeutics, Inc. from March 2013 to September 2020. Mr. Farrell currently serves on the board of directors and is chairman of the audit committee of STAAR Surgical Company. Mr. Farrell was selected to serve on our Board of Directors because of his extensive experience in, and knowledge of, the healthcare industry, including the experience and knowledge he has gained as our Chief Executive Officer, and his service as a board member of other companies in the healthcare industry. Mr. Farrell received his undergraduate degree from Harvard University and his M.B.A. from the Darden School of Business at the University of Virginia.
Timothy Fairbanks serves as the Chief Financial Officer & Executive Vice President of the Company. With nearly 20 years of experience at the Company, Mr. Fairbanks is responsible for our accounting, financial planning and analysis, human resource, compliance and legal functions. Prior to joining the Company in 2002, Mr. Fairbanks held various finance and accounting roles in both public and privately held companies, including Republic Services Group and Print Source USA. Mr. Fairbanks received his undergraduate degree in Finance from Florida Atlantic University.
John Steele serves as the Executive Vice President, Technology of the Company. Mr. Steele co-founded Pareto Intelligence in 2014 and joined the Company following the Company’s acquisition of Pareto Intelligence in January 2019. Prior to co-founding Pareto Intelligence, Mr. Steele was a managing partner of HealthScape Advisors, a managing director of Huron Consulting Group in the Pharmaceutical and Health Plans practice and a consultant at Arthur Andersen LLP. Mr. Steele received his undergraduate degree in Finance from the University of Illinois at Urbana-Champaign and his M.B.A. from the University of Chicago Booth School of Business.
Kyle Stern serves as the Managing Partner, HealthScape Advisors & Executive Vice President of the Company. Mr. Stern co-founded HealthScape Advisors in 2009 and joined the Company following the

Company’s acquisition of HealthScape Advisors in January 2019. Prior to co-founding HealthScape Advisors, Mr. Stern worked at UnitedHealth Group where he was on the OptumHealth Executive Leadership Team and was the Chief Financial Officer for United Healthcare and OptumHealth Specialty Benefits. Prior to his work with UnitedHealth Group, Mr. Stern was the Chief Financial Officer for Sierra Military Health Services and was a consultant at Arthur Andersen LLP. Mr. Stern received his undergraduate degree in Economics from Wabash College and his M.B.A. from the University of Chicago Booth School of Business.
Arjun Aggarwal serves as the Managing Partner, HealthScape Advisors & Executive Vice President of the Company. Mr. Aggarwal co-founded HealthScape Advisors in 2009 and joined the Company following the Company’s acquisition of HealthScape Advisors in January 2019. Prior to co-founding HealthScape Advisors, Mr. Aggarwal was a founding Managing Director of Huron Consulting Group in the Pharmaceutical and Health Plans practice and a partner at Arthur Andersen LLP. Mr. Aggarwal received his undergraduate degree from the London School of Economics and his M.B.A. from the Kellogg School of Management at Northwestern University.
Non-Employee Directors
Sharad S. Mansukani, M.D., CPE, CMCE, is the Chairman of our Board of Directors and was appointed to our Board of Directors in September 2019 following TPG’s acquisition of the Company. Dr. Mansukani has served as a Senior Advisor of TPG since 2005. From 2012 to 2015, Dr. Mansukani served as a Strategic Advisor to the board of directors of Cigna Corp. Prior to his work with Cigna Corp., Dr. Mansukani was appointed to Medicare’s Program Advisory and Oversight Committee by the Secretary of the Department of Health and Human Services from 2009 to 2012. Dr. Mansukani also served as a Senior Advisor to the Administrator of the Centers for Medicare and Medicaid Services (CMS) from 2003 to 2005, where he advised on design and implementation of the Medicare prescription drug benefit, Medicare Part B reform and Medicare Advantage policy. Prior to his work with CMS, Dr. Mansukani was a Senior Vice President and Chief Medical Officer at Health Partners from 1999 to 2003. Dr. Mansukani currently serves on the board of directors of Agilon Health Solutions, and previously served as the Vice Chairman of the board of directors of Health Spring, Inc. from 2007 to 2012 and as Chairman of the board of directors of Envision Rx Options from 2013 to 2016. Dr. Mansukani also served on the boards of directors of Endo International plc from 2017 to 2019, Kindred Healthcare Inc. from 2015 to 2018, Surgical Care Affiliates, Inc. from 2007 to 2017, IASIS Healthcare from 2005 to 2018, IMS Health Holdings, Inc. from 2009 to 2016 and Par Pharmaceutical Holdings, Inc. from 2012 to 2015 prior to Endo International PLC’s acquisition of Par Pharmaceutical Holdings, Inc. in 2015. Dr. Mansukani currently serves on the board of directors of the Children’s Hospital of Philadelphia. Dr. Mansukani completed a residency and fellowship in ophthalmology at the University of Pennsylvania School of Medicine and a fellowship in quality management and managed care at the Wharton School of the University of Pennsylvania. Dr. Mansukani is a graduate of the Managed Care Executive Program at the Kellogg School of Business and is board certified in medical management by the American College of Physician Executives. Dr. Mansukani was selected to serve on our Board of Directors because of his extensive knowledge of the healthcare industry, his service as a board member of publicly traded and private companies in the healthcare industry and his in-depth knowledge and understanding of the complex U.S. healthcare system.
Todd B. Sisitsky was appointed to our Board of Directors in September 2019 following TPG’s acquisition of the Company. Mr. Sisitsky is the Co-Managing Partner of TPG Capital, TPG’s scale private equity business in the U.S. and Europe, and co-leads the firm’s investment activities in the healthcare services, pharmaceuticals, and medical device sectors. Mr. Sisitsky also serves on the executive committee of TPG Holdings. Mr. Sisitsky has played leadership roles in connection with TPG’s investments in Allogene Therapeutics, Adare Pharmaceuticals, Aptalis, Biomet, Exactech, Fenwal, Healthscope, IASIS Healthcare, Immucor, IQVIA (and predecessor companies IMS Health and Quintiles), Par Pharmaceutical, Convey Health Solutions, and Surgical Care Affiliates. Mr. Sisitsky currently serves as director of Immucor Inc., IQVIA Holdings, Inc., and Allogene Therapeutics, Inc. Mr. Sisitsky previously served as a director of Endo International plc from April 2016 to June 2019, IMS Health Holdings, Inc. from February 2010 until October 2016 and Surgical Care Affiliates, Inc. from June 2007 until March 2017. Prior to joining TPG in 2003, Mr. Sisitsky worked at Forstmann Little & Company and Oak Hill Capital Partners. Mr. Sisitsky received an MBA from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar, and earned his undergraduate degree from Dartmouth College, where he graduated summa cum laude. Mr. Sisitsky currently serves as the chair of the Dartmouth Medical School board of advisors, and as a board member of the international non-profit Grassroot Soccer. Mr. Sisitsky was selected to serve on our Board of Directors because of his extensive experience in leadership, business and healthcare.
Katherine Wood was appointed to our Board of Directors in September 2019 following TPG’s acquisition of the Company. Ms. Wood is a Principal of TPG, a global alternative asset management firm, where she focuses on investments in the healthcare sector. Ms. Wood currently serves on the boards of directors of LifeStance Health, Kadiant, Ellodi Pharmaceuticals and Neogene Therapeutics, and was previously on the boards of directors of Adare Pharmaceuticals and AskBio. Ms. Wood was involved in TPG’s investments in Allogene Therapeutics, Amneal, Aptalis, EnvisionRx, IASIS and Par Pharmaceutical. Prior to joining TPG in 2009, Ms. Wood worked in healthcare investment banking at Goldman, Sachs & Co. Ms. Wood received her undergraduate degree with honors in molecular and cell biology from Stanford University and her M.B.A. with Distinction from Harvard Business School. Ms. Wood was selected to serve on our Board of Directors because of her extensive knowledge of the healthcare industry, her service as a board member of private companies in the healthcare industry and her leadership and financial expertise.
W. Carl Whitmer was appointed to our Board of Directors in March 2021. Mr. Whitmer is the Chief Executive Officer and co-founder of ArchWell Health, a healthcare provider devoted to improving the lives of seniors. Prior to co-founding ArchWell Health, Mr. Whitmer was a healthcare operating advisor for Clayton, Dubilier & Rice (“CD&R”), a global private investment firm. Prior to his time at CD&R, Mr. Whitmer served for approximately 17 years in several roles at IASIS Healthcare, including as Chief Executive Officer, Chief Financial Officer and as a member of the board of directors. TPG was a majority owner of IASIS Healthcare until May 2017. Prior to his time at IASIS Healthcare, Mr. Whitmer served for approximately six years at PhyCor, including as Chief Financial Officer. In addition to his service on the board of directors of IASIS and One Homecare Solutions, Mr. Whitmer has also previously served on the boards of directors of Fenwal Holdings and North Star Anesthesia. Mr. Whitmer has also served on the boards of directors of the Nashville Health Care Council and the Federation of American Hospitals (serving as chairman in 2016). Mr. Whitmer earned his undergraduate degree in accounting from Western Kentucky University. Mr. Whitmer was selected to be on our Board of Directors because of his extensive knowledge of the healthcare industry, his vast executive experience leading healthcare companies, and his accounting and financial expertise.
Composition of our Board of Directors
Our business and affairs are managed under the direction of our Board of Directors. Upon the completion of this offering, our amended and restated certificate of incorporation will provide that our Board of Directors shall consist of at least but not more than directors and that the number of directors may be fixed from time to time by resolution of our Board of Directors. Our Board of Directors will initially consist of members. Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, as nearly equal in number as possible, with one class being elected each year by our stockholders. The initial division of the three classes of directors is as follows:
•
Class I, which will initially consist of            , whose terms will expire at our first annual meeting of stockholders, which we expect to hold in 2022;

•
Class II, which will initially consist of            , whose terms will expire at the following annual meeting of stockholders, which we expect to hold in 2023; and

•
Class III, which will initially consist of            , whose terms will expire at the following annual meeting of stockholders, which we expect to hold in 2024.

At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Subject to the terms of the Stockholders’ Agreement, any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office, even if less than a quorum, or by a sole remaining director. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our Board of Directors may have the effect of delaying or preventing changes to our management or a change of control of the Company. See “Description of Capital Stock — Certain Anti-Takeover Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law — Classified Board of Directors.” The Stockholders’ Agreement will grant our principal stockholder the right to designate nominees to our Board of Directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions — Agreements to be Entered in Connection with this Offering — Stockholders’ Agreement.”
Controlled Company
Because our principal stockholder will continue to own a majority of the voting power of our common stock following the completion of this offering, we will be a “controlled company” for purposes of the listing rules of the NYSE. As a controlled company, exemptions will be available to us under the listing rules of the NYSE that would exempt us from certain of the corporate governance requirements of the NYSE, including the requirements:
•
that our Board of Directors be composed of a majority of “independent directors,” as defined under the listing rules of the ;

•
that we have a compensation committee that is composed entirely of independent directors; and

•
that we have a nominating and governance committee that is composed entirely of independent directors.

Following this offering, we intend to rely on certain of these exemptions. While we intend to have a majority of independent directors on our Board of Directors following the completion of this offering, our Compensation Committee and our Nominating and Governance Committee may not be composed entirely of independent directors. Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. In the event that we cease to be a controlled company, we will be required to comply with these provisions prior to the end of the transition period provided under the listing requirements of the NYSE and SEC rules and regulations for companies completing their initial public offering.
These exemptions do not modify the independence requirements for our Audit Committee, and we expect to satisfy the member independence requirement for our Audit Committee prior to the end of the transition period provided under the listing requirements of the NYSE and SEC rules and regulations for companies completing their initial public offering.
Director Independence
Our Board of Directors has undertaken a review of the independence of each director and has determined that each of             are “independent” as defined under the listing rules of the            . In assessing the independence of each of our directors, our Board of Directors considered the relationships that each director has with the Company and our principal stockholder and all other facts and circumstances that our Board of Directors deemed relevant to determine director independence. For so long as we are a controlled company, we will not be required to maintain compliance with the director independence requirements of the NYSE and may choose in the future to change our Board of Directors or committee composition or other arrangements to manage our corporate governance in accordance with the controlled company exemptions described under “—Controlled Company” above. As allowed under the applicable rules and regulations of the NYSE and the SEC, we intend to phase in compliance with the heightened independence requirements prior to the end of the one-year transition period after we cease to be a “controlled company.”

Board Committees
Upon the completion of this offering, our Board of Directors will have three committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The composition and responsibilities of each committee are described below. Each of the committees will operate under its own written charter adopted by our Board of Directors, each of which will be available on our website upon the completion of this offering. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors. In the future, our Board of Directors may establish other committees as it deems necessary or advisable to assist it with its responsibilities.
Audit Committee
Following this offering, our Audit Committee will be composed of            , with                serving as chairperson of our Audit Committee. We anticipate that, prior to the completion of this offering, our Board of Directors will determine that            satisfies the independence requirements of the NYSE and of the SEC under Rule 10A-3 under the Exchange Act. Within 90 days following the effective date of the registration statement of which this prospectus is a part, we anticipate that our Audit Committee will consist of a majority of independent directors, and, within one year following the effective date of the registration statement of which this prospectus is a part, our Audit Committee will consist exclusively of independent directors. Our Board of Directors has determined that             is an “audit committee financial expert” within the meaning of the applicable SEC rules, and each of the members of the Audit Committee has been determined to be “financially literate” under the requirements of the NYSE.
The purpose of our Audit Committee will be assisting our Board of Directors’ oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditors’ qualifications and independence and (4) the performance of our independent auditors and our internal audit function. The responsibilities of our Audit Committee will include:
•
appointment, compensation, retention and oversight of the work of our independent auditors and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation services;

•
pre-approval of, or the adoption of appropriate procedures to pre-approve, all audit and non-audit services to be provided by our independent auditors;

•
consideration of reports or communications submitted to our Audit Committee by our independent auditors, including reports and communications related to the overall audit strategy;

•
meeting with management and our independent auditors to discuss the scope of the annual audit, to review and discuss our financial statements and related disclosures and to discuss any significant matters arising from any audit and any major issues regarding accounting principles and financial statement presentations;

•
discussing with members of the legal department any significant legal, compliance or regulatory matters that may have a material effect on our financial statements, business or compliance policies; and

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee
Following this offering, our Compensation Committee will be composed of            , with            serving as chairperson of our Compensation Committee. The responsibilities of our Compensation Committee will include:
•
establishing and approving, and making recommendations to our Board of Directors regarding, performance goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of our Chief Executive Officer in light of those goals and objectives and setting, or recommending to the full Board of Directors for approval, the Chief Executive Officer’s compensation, including incentive-based and equity-based compensation, based on that evaluation;

•
setting the compensation of our other executive officers, based in part on recommendations of our Chief Executive Officer;

•
exercising administrative authority under our equity incentive plans and employee benefit plans;

•
establishing policies and making recommendations to our Board of Directors regarding director compensation; and

•
preparing a compensation committee report on executive compensation as may be required from time to time to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.

Nominating and Governance Committee
Following this offering, our Nominating and Governance Committee will be composed of            , with serving as chairperson of our Nominating and Governance Committee. The responsibilities of our Nominating and Governance Committee will include:
•
identifying and recommending director nominees, consistent with criteria approved by our Board of Directors;

•
reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection at the next annual meeting of stockholders;

•
developing and recommending to our Board of Directors standards to be applied in making determinations as to the absence of material relationships between us and a director;

•
identifying, evaluating and recommending board members qualified to serve on any board committee and recommending that our Board of Directors appoint the identified member or members to the applicable committee;

•
developing and recommending corporate governance guidelines to our Board of Directors; and

•
overseeing the evaluation of our Board of Directors.

Code of Business Conduct and Ethics
In accordance with the listing requirements of the NYSE and SEC rules, we will adopt a code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The full text of the code of business conduct and ethics will be made available on our website upon the completion of this offering. In addition, we will make available on our website any legally required disclosures regarding amendments to, or waivers of, provisions of our code of business conduct and ethics. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock.
Compensation Committee Interlocks and Insider Participation
None of the members of our Compensation Committee is a current or former officer or employee of the Company. None of our executive officers serves, or has served during our last completed fiscal year, as a director or member of a compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board of Directors or our Compensation Committee. We are party to certain transactions with our principal stockholder as described in “Certain Relationships and Related Party Transactions.”
Director Compensation
Only our non-employee directors who are unaffiliated with TPG (each, an “Unaffiliated Director”) receive compensation for their service on our Board of Directors, which is paid in a mix of cash and equity-based compensation.
The following table summarizes all compensation awarded to, earned by or paid to each of our non-employee directors during 2020.
Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Sharad S. Mansukani	300,000(1)	2,167,553(2)	14,444(3)	2,481,997
Todd B. Sisitsky	—		—	—
Katherine Wood	—		—	—
W. Carl Whitmer	—		—	—

(1)
Reflects aggregate cash payments for services provided as a director.

(2)
Reflects the value of 1,891,974 stock options to purchase shares of our common stock granted to Dr. Mansukani in March 2020, which are subject to the same terms and conditions (including with respect to vesting conditions) as described below in the section titled “Executive Compensation — Narrative Disclosure to Summary Compensation Table — Long-Term Incentive Awards.” The amounts reported here do not reflect the actual economic value realized by the director. In accordance with SEC rules, these columns represent the grant date fair value of shares underlying stock options, calculated in accordance with Accounting Standards Update 718, “Compensation — Stock Compensation (Topic 718).” For additional information, see Note 11. Share-Based Compensation in “Notes to Consolidated Financial Statements.” The assumptions used in calculating the grant date fair value of the stock options reported in this table are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Use of Estimates — Stock Compensation Policy.” Dr. Mansukani held an aggregate total of 5,350 options as of December 21, 2020.

(3)
Represents premiums for health, dental, vision and disability insurance paid by the Company and the value of use of his assistant for non-Company matters.

Post-Offering Director Compensation
We plan to adopt a compensation policy for our Unaffiliated Directors (the “Director Compensation Policy”). The Director Compensation Policy will govern compensation paid to our Unaffiliated Directors and to any newly appointed Unaffiliated Directors as of the completion of this offering and is intended to reward our Unaffiliated Directors for their experience and performance, motivate them to achieve our long-term strategic goals and help align our director compensation program with those of leading U.S.-based publicly traded companies. As we transition to become a publicly traded company, we intend to periodically evaluate our Director Compensation Policy as part of our regular reviews of our overall compensation strategy.
One-Time Grants
Under our Director Compensation Policy, new Unaffiliated Directors joining our Board of Directors would receive a one-time grant of $            worth of            based on the fair market value of our common stock at the time of the grant. The            vest over            years from the date of the grant, subject to continued service.

Annual Retainers and Grants
Our Director Compensation Policy provides that each of our Unaffiliated Directors would receive an annual cash retainer of $            . An additional annual retainer would be paid to the            and the chairs of each committee of our Board of Directors as follows: the            , $            ; the chair of the            , $            ; and            , $            .
Our Director Compensation Policy provides that we would grant to each applicable Unaffiliated Director $            worth of to the Chair of our Audit Committee, $            worth of to the Chair of our Compensation Committee, $            worth of            to each member of our Audit Committee, and $            worth of            to each member of our Compensation Committee, in each case on an annual basis and based on the fair market value of our common stock at the time of the grants. These            would vest            .

EXECUTIVE COMPENSATION
As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers.
Our executive compensation program is designed to attract, motivate and retain high quality leadership and incentivize our executive officers to achieve performance goals over the short- and long- term, which also aligns the interests of our executive officers with those of our stockholders.
Our named executive officers (or “NEOs”) for 2020, which consist of our principal executive officer and our two other most highly compensated executive officers, were:
•
Stephen C. Farrell, our Chief Executive Officer;

•
Kyle Stern, Managing Partner, HealthScape Advisors & Executive Vice President of the Company; and

•
Arjun Aggarwal, Managing Partner, HealthScape Advisors & Executive Vice President of the Company.

Summary Compensation Table
The following table presents compensation awarded to, earned by and paid to our named executive officers for the fiscal year ended December 31, 2020.
Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Nonequity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Stephen C. Farrell	2020	475,000	4,827,204	665,000	42,236	6,009,440
Chief Executive Officer
Kyle Stern	2020	750,000	1,800,283	150,001	11,400	2,711,684
Managing Partner, HealthScape Advisors & EVP
Arjun Aggarwal	2020	750,000	1,800,283	150,001	11,400	2,711,684
Managing Partner, HealthScape Advisors & EVP

(1)
The amounts reported here do not reflect the actual economic value realized by each NEO. In accordance with SEC rules, these columns represent the grant date fair value of shares underlying stock options, calculated in accordance with Accounting Standards Update 718, “Compensation — Stock Compensation (Topic 718).” For additional information, see Note 11. Share-Based Compensation in “Notes to the Consolidated Financial Statements.” The assumptions used in calculating the grant date fair value of the stock options reported in this table are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Use of Estimates — Stock Compensation Policy.”

(2)
Reflects annual incentive bonuses payable under our annual incentive program. See “— Narrative Disclosure to Summary Compensation Table — Annual Incentive Awards” below for more information.

(3)
Reflects, in the case of Messrs. Stern and Aggarwal, matching contributions made by the Company under its 401(k) plan (see “— Narrative Disclosure to Summary Compensation Table — Retirement Benefits” below for more information) and, in the case of Mr. Farrell, welfare insurance premiums paid by the Company, reimbursement by the Company of automobile-related expenses and tax and estate planning advice and the value of use of his assistant for non-Company matters, in each case, as provided under Mr. Farrell’s employment agreement (see “— Narrative Disclosure to Summary Compensation Table — Employee Benefits and Perquisites” below for more information) and the value of a nominal gift card.

Narrative Disclosure to Summary Compensation Table
The following describes the material elements of our compensation program for the year ended December 31, 2020 as applicable to our named executive officers and reflected in the Summary Compensation Table above. As part of our transition to a publicly-traded company in connection with this offering, we will evaluate our executive compensation program, which may differ in several respects from our historical program. For information on certain elements of our executive compensation program that we intend to adopt in connection with this offering, see “—Post-Offering Compensation” below.
Base Salary
Base salaries for our executive officers were established primarily based on individual negotiations with the executive officers when they joined us. In determining compensation for our executive officers, we considered salaries provided to executive officers of our peer companies, each executive officer’s anticipated role criticality relative to others at the Company and our determination of the essential need to attract and retain these executive officers.
Annual Incentive Awards
Each of our NEOs is eligible to receive an annual cash bonus, with the target opportunity expressed as a percentage of base salary and payable based upon the achievement of performance goals set annually by our Board of Directors.
For 2020, Messrs. Farrell’s, Stern’s and Aggarwal’s target annual bonus opportunity was 100%, 20% and 20% of base salary, respectively, and the applicable performance objectives were determined to have been achieved at 140%, 20% and 20%, respectively.
Employee Benefits and Perquisites
We provide health, dental, vision, life and disability insurance benefits to our executive officers, on the same terms and conditions as provided to our other senior executives. In addition, Mr. Farrell is entitled under the terms of his employment agreement to reimbursement of up to $15,000 per year for automobile-related expenses and tax and estate planning advice, as well as reasonable personal use of his assistant. For more information on the NEOs’ employment agreements, see “—Employment Agreements” below.
Retirement Benefits
401(k) Plan.   We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their own contributions. The Company may elect to make matching or other contributions into participant’s individual accounts. For more information regarding the contributions the Company made into the individual 401(k) plan accounts of the NEOs, see the Summary Compensation Table above and the accompanying footnote disclosure. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not taxable to the employees until withdrawn or distributed from the 401(k) plan.
Employment Agreements
We entered into employment agreements with each of our NEOs in September 2019, in the case of Mr. Farrell, and October 2018, in the case of Messrs. Stern and Aggarwal. The employment agreements generally have no specific term and may generally be terminated by either party upon 15 days’ notice. The employment agreements also set forth each NEO’s initial base salary, eligibility for an annual cash incentive opportunity and certain employee benefits. Upon termination of the NEO’s employment by us without “cause” or by him for “good reason” (each, as defined in the applicable employment agreement) (each, a

“Qualifying Termination”), each NEO would be entitled to a payment equal to two times, in the case of Mr. Farrell, or one times, in the case of Messrs. Stern and Aggarwal, the NEO’s base salary and continuation of medical benefits on the same terms as an active employee for 24 months, in the case of Mr. Farrell, or 18 months, in the case of Messrs. Stern and Aggarwal, in each case subject to each NEO’s execution of a release of claims in favor of the Company and continued compliance with the restrictive covenants described in the next sentence. The employment agreements also include perpetual nondisclosure and mutual non-disparagement covenants, and non-competition and employee and customer non-solicitation covenants, which continue following termination of employment for 24 months, in the case of Mr. Farrell, or 12 months, in the case of Messrs. Stern and Aggarwal.
Long-Term Incentive Awards
In 2020, Messrs. Farrell, Stern and Aggarwal were granted 11,914.61, 3,655.62 and 3,655.62 stock options, respectively, to purchase shares of our common stock, each with an exercise price of $1,000 per share and subject to the terms of our 2019 Equity Incentive Plan (which is described in “—Equity Plans — 2019 Equity Incentive Plan” below) and the applicable award agreement. One half of the stock options are subject to a five-year time-based vesting schedule, with 20% vesting on September 4, 2020 and the remainder vesting in 16 equal installments every three months thereafter. The other half of the stock options vest over a five-year performance period commencing in 2019, with 20% of the stock options eligible to vest each year of the performance period based upon the achievement of certain EBITDA (as defined by our Board of Directors) targets and 100% of the stock options eligible to vest based upon achievement of a specified return on investment by our principal stockholder in connection with certain transactions.
In the event the NEO terminates employment for any reason, all unvested stock options are forfeited, unless the NEO is terminated by the Company for “cause” (as defined in the applicable award agreement), in which case both vested and unvested stock options are forfeited, or terminated by the Company without “cause”, in which case the stock options remain outstanding and eligible to vest in the event a “change in control” (as defined in the applicable award agreement) occurs within 90 days of termination.
In the event of a change in control of the Company, all unvested time-based stock options will vest and any unvested performance-based stock options are eligible to vest based on our principal stockholder’s return on investment from the transaction. In the event our principal stockholder’s aggregate ownership of the Company falls below certain levels, any unvested performance-based stock options will be forfeited.
Outstanding Equity Awards at Fiscal Year-End
The following table presents information regarding outstanding equity awards held by our NEOs as of December 31, 2020.
	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date
Stephen C. Farrell	3,573	4,766	3,575	$1,000	3/2/2030
Kyle Stern	1,098	1,462	1,096	$1,000	3/2/2030
Arjun Aggarwal	1.098	1,462	1,096	$1,000	3/2/2030

(1)
Reflects time-based stock options that vest as described above in “—Long-Term Incentive Awards.”

(2)
Reflects performance-based stock options that vest as described above in “—Long-Term Incentive Awards.”

Emerging Growth Company Status
We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.
Potential Payments Upon Termination or Change in Control
The payments and benefits that would be payable to each NEO upon a Qualifying Termination are described above in the section entitled “— Employment Agreements” and in connection with a change in control are described above in the Section entitled “— Long-Term Incentive Awards.”
Equity Plans
2019 Equity Incentive Plan
Our 2019 Equity Incentive Plan (the “2019 Plan”) was adopted by our Board of Directors in September 2019. Our 2019 Plan provides for the grant of non-qualified stock options, restricted stock, RSUs and other share-based awards (including stock appreciation rights (“SARs”)). Awards may be granted to our officers, employees, directors, independent contractors and consultants of the Company, its parent or any subsidiary who are key employees or service providers.
As of December 31, 2020, we had 55,386 shares of our common stock available for issuance under our 2019 Plan. As of December 31, 2020, stock options to purchase 44,614 shares of our common stock with a weighted-average exercise price of $1,000 per share were outstanding. Shares of our common stock underlying forfeited or canceled awards will again be available for issuance under the 2019 Plan, but shares of our common stock used to pay any exercise price or applicable tax withholding obligation with respect to an award will not.
Our 2019 Plan is administered by a committee consisting of at least two members of our Board of Directors or, if no such members are designated, our Board of Directors. The committee has the authority to grant, and establish the terms and conditions of, awards; cancel and re-grant, accelerate vesting or adjust the exercise price of a previously granted award; interpret the 2019 Plan (including correcting any defects or inconsistencies); prescribe, amend and rescind any rules and regulations related to the 2019 Plan; and make all other determinations and findings necessary or advisable for the administration of the 2019 Plan. The committee has the broadest possible discretion in administering the 2019 Plan and all interpretations and other decisions made in good faith by the committee are final and binding. The committee may delegate its authority to officers of the Company or other committees of our Board of Directors to the extent permitted by law.
In the event of any corporate transaction or distribution (including a stock split, extraordinary cash dividend, recapitalization, merger, consolidation, spin off or other change in our capital structure), appropriate adjustments will be made to (1) the number or class of shares reserved for issuance under the 2019 Plan, (2) the number or class of shares subject to outstanding awards under the 2019 Plan and (3) the exercise price, as applicable, or other terms and conditions of any outstanding awards. The committee may also, if deemed appropriate, make provision for a cash payment in full satisfaction of an outstanding award or cancel for no consideration any underwater stock options.
In the event of a “change in control” (as defined in the 2019 Plan), the 2019 Plan provides the committee with full discretion to take any actions it deems necessary or appropriate with respect to an award, including providing for (1) full or partial vesting, (2) assumption or substitution, (3) cash-out of a vested award (including the cancelation for no consideration of any underwater stock option) or (4) cancelation of an unvested award for no consideration.
Awards granted under our 2019 Plan generally may not be transferred or assigned in any manner other than by will, by the laws of descent and distribution, unless otherwise permitted by the committee. Shares of our common stock issued in respect of an award also generally may not be transferred or assigned in any manner unless otherwise provided in the Stockholders’ Agreement. For more information on the Stockholders’ Agreement, see “Certain Relationships and Related Party Transactions.”
The committee may amend or waive any award or related award agreement without a participant’s consent unless such amendment or waiver would adversely impact the rights of the participant.
Our 2019 Stock Plan will terminate on September 4, 2029, unless it is terminated earlier by our Board of Directors. Our Board of Directors may amend or terminate the 2019 Plan at any time and stockholder approval will only be required if required by applicable law.
Post-Offering Compensation
2021 Equity Incentive Plan
We plan to adopt the 2021 Equity Incentive Plan (the “2021 Plan”) pursuant to which equity-based and cash incentives may be granted to current or prospective directors, officers, employees and consultants. We expect our Board of Directors to adopt, and our stockholders to approve, the 2021 Plan prior to the completion of this offering. The 2021 Plan is intended to replace the 2019 Plan and, once the 2021 Plan is effective, no further grants will be made under the 2019 Plan. The following is a summary of certain terms and conditions of the 2021 Plan.
The 2021 Plan will provide for the grant of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted share awards, restricted stock units, performance awards, cash incentive awards and other equity-based awards (including deferred share units and fully vested shares).
Our Compensation Committee will administer the 2021 Plan and will have the authority to determine the terms and conditions of any agreements evidencing awards granted under the 2021 Plan and to establish, amend, suspend or waive such rules or regulations relating to the 2021 Plan as it deems appropriate. Our Compensation Committee will have full discretion to administer and interpret the 2021 Plan and to establish such rules, regulations and procedures, and to determine, among other things, the circumstances under which the awards may be vested, exercised or settled. With respect to director awards, our Board of Directors may, at its discretion, grant or administer such awards, or may delegate such authority to a committee of our Board of Directors.
Any current or prospective directors, officers, employees and consultants of the Company or its affiliates who are selected by our Compensation Committee will be eligible for awards under the 2021 Plan. As of the date of this prospectus, approximately            would be eligible.
The number of shares of our common stock initially reserved for issuance under the 2021 plan will be       .
The maximum amount payable to any non-employee director under the 2021 Plan for any single calendar year is $      .
Shares of our common stock underlying forfeited or canceled awards will again be available for issuance under the 2021 Plan, but shares of our common stock used to pay any exercise price or applicable tax withholding obligation with respect to an award will not.
If there is a change in the Company’s corporate capitalization in the event of an extraordinary dividend or other extraordinary distribution (whether in the form of cash, shares or other securities or property), recapitalization, rights offering, stock split, reverse stock split, split-off or spin-off, our Compensation Committee will equitably adjust any or all of the following: (1) the number and kind of securities reserved for issuance under the 2021 Plan, (2) the number and kind of securities covered by awards then outstanding under the 2021 Plan and (3) the exercise price, if applicable, with respect to any award. In addition, upon any reorganization, merger, consolidation, combination, repurchase or exchange of securities of the Company, issuance of warrants or other rights to purchase securities of the Company or other similar corporate transaction or event affecting the shares or the financial statements of the Company or any affiliate, or any changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law, then our Compensation Committee may, in such manner as it may deem appropriate or desirable, (1) make any of the adjustments described above; (2) adjust any performance goal, target or measure, as applicable; (3) make provision for a cash payment to the holder of an outstanding award in consideration for the cancelation of such award; or (4) provide for the cancelation, substitution, termination or acceleration of vesting of any award.
Unless otherwise provided in an award agreement, in the event of a “change in control” (as defined in the 2021 Plan) in which no provision is made for the acquirer’s assumption of or substitution for awards, then any outstanding unvested or unexercisable award will automatically become vested and exercisable immediately prior to such change in control, with any applicable performance conditions deemed achieved at target or actual performance as determined by our Compensation Committee.
Awards granted under our 2021 Plan generally may not be transferred or assigned in any manner other than by will, by the laws of descent and distribution, unless otherwise permitted by the committee.
Awards may be subject to clawback or forfeiture to the extent required by applicable law or the rules and regulations of the or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.
The 2021 Plan will have a term of ten years. Our Board of Directors may amend, modify or terminate the 2021 Plan at any time, subject to stockholder approval of any amendment to increase the number of shares of our common stock reserved under the plan (other than certain adjustments upon changes in capitalization), to change the class of individuals eligible to participate or to reprice options or stock appreciation right in a manner that requires stockholder approval. No amendment, modification or termination may materially and adversely affect the rights of any participant of any award without the consent of the participant. Our Compensation Committee may amend, modify or terminate any award granted or related award agreement without a participant’s consent unless such amendment, modification or termination would materially and adversely affect the rights of any participant. In addition, any such amendment or modification to reprice options or stock appreciation right in a manner that requires stockholder approval will be subject to such stockholder approval.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements for our executive officers and directors which are described elsewhere in this prospectus, below we describe transactions since January 1, 2018 to which we were or will be a participant and in which:
•
the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or holders of more than 5% of our outstanding voting securities, or any member of the immediate family of, or person sharing the household with, the foregoing persons (each, a “related person”), had or will have a direct or indirect material interest.

Other than as described below under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related person where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or would have a direct or indirect material interest. We believe the terms of the transactions described below were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.
Agreements to be Entered in Connection with this Offering
Stockholders’ Agreement
On September 4, 2019, in connection with the Merger, we entered into a stockholders’ agreement (the “2019 Stockholders’ Agreement”) with TPG Cannes Aggregation, L.P. and the persons listed on the signature pages thereto as “Management Shareholders.” The 2019 Stockholders’ Agreement contains agreements among the parties thereto with respect to the election of directors, permitted transferees, tag-along rights, drag-along rights, rights of first offer, preemptive rights, registration rights and other actions requiring the approval of stockholders.
In connection with this offering, the 2019 Stockholders’ Agreement will be terminated and we will enter into a new stockholders’ agreement with TPG (the “Stockholders’ Agreement”), the form of which will be filed as an exhibit to the registration statement of which this prospectus is a part. The Stockholders’ Agreement will govern the relationship between us and TPG following this offering. The Stockholders’ Agreement will, among other things, require us to take all necessary action to cause our Board of Directors to include individuals designated by TPG in the slate of nominees recommended by our Board of Directors for election by our stockholders. In addition, TPG will have nomination rights with respect to committees of our Board of Directors. These nomination rights are described in the sections of this prospectus entitled “Management — Composition of our Board of Directors” and “Management — Board Committees.”
Registration Rights Agreement
In connection with this offering, we intend to enter into a Registration Rights Agreement with TPG, pursuant to which we will grant TPG the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock. The Registration Rights Agreement will provide for customary “demand” registrations and “piggyback” registration rights.
Indemnification Agreements
In connection with this offering, we intend to enter into indemnification agreements with each of our directors. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Historical Related Party Transactions
W. Carl Whitmer Investment
On March 9, 2021, in connection with the appointment of W. Carl Whitmer to our Board of Directors, we offered Mr. Whitmer a one-time opportunity to invest in shares of our common stock at a price per share of common stock equal to the current fair market value as of the time of Mr. Whitmer’s appointment to our Board of Directors, subject to a minimum investment amount by Mr. Whitmer of $100,000 and Mr. Whitmer entering into a joinder to the MSA (as defined below). On April 1, 2021, we entered into a Subscription Agreement with Mr. Whitmer, pursuant to which Mr. Whitmer purchased 200 shares of our common stock for an aggregate investment amount of $250,000, and Mr. Whitmer entered into a joinder to the MSA.
TPG Management Services Agreement
On September 4, 2019, in connection with the Merger, we entered into a Management Services Agreement (the “MSA”) with TPG. Under the MSA, TPG agreed to provide certain financial, strategic advisory and consulting services in exchange for (i) reimbursement of certain expenses incurred by TPG and (ii) an aggregate annual retainer fee of 1% of our consolidated EBITDA of the previous fiscal year. Additional services may be provided in exchange for the fees structured within the MSA. We paid management and consulting fees of $0.6 million, $0.2 million, and $0 for the year ended December 31, 2020, the period from June 13, 2019 through December 31, 2019 and the period from January 1, 2019 through September 3, 2019, respectively. We also paid TPG $0.3 million for services provided in connection with the 2020 Incremental Term Loan for the year ended December 31, 2020, and no payment was made in the period from June 13, 2019 through December 31, 2019 and the period from January 1, 2019 through September 3, 2019. There was no amount payable to TPG as of December 31, 2020 and 2019. We also paid TPG a fee of $1.0 million for services provided in connection with establishing the 2021 Incremental Term Loan for the three months ended March 31, 2021.
The MSA will terminate pursuant to its terms upon the completion of this offering.
New Mountain Capital Advisory Arrangement
On October 5, 2016, Convey Health Parent, Inc., Convey Health Intermediate, Inc. and Convey Health Solutions, Inc. entered into an arrangement with New Mountain Capital, L.L.C. (“NMC”), at the time our principal stockholder, pursuant to which NMC agreed to provide certain advisory services. Under the arrangement, we incurred management and consulting fees of $0.1 million from January 1, 2019 to September 3, 2019. The NMC Advisory Agreement terminated on September 4, 2019 in connection with the Merger.
Eir Partners Consulting Agreement
On October 5, 2016, Convey entered into a Consulting Agreement (the “Eir Consulting Agreement”) with Eir Partners, LLC (“Eir”), at the time majority owned by a member of the board of directors of Convey. Under the terms of the Eir Consulting Agreement, Eir provides consulting services for the purpose of analyzing and reviewing potential sellers in the marketplace for the benefit of Convey as agreed to from time-to-time. As compensation for such services, the Company remits to Eir $10 thousand monthly, plus reasonable out-of-pocket expenses incurred by Eir in the performance of its duties under the Eir Consulting Agreement. The Eir Consulting Agreement may be terminated by either party upon providing 10 days’ advance written notice and, unless terminated, automatically renews for additional terms of one year. For the year ended December 31, 2020 and the period from January 1 to September 3, 2019, $0.1 million was paid for services rendered during each period. The cash paid for the period from June 13, 2019 to December 31, 2019, and the three months ended March 31, 2021, was immaterial. In connection with the Merger, the majority owner of Eir left our Board of Directors. The Eir Consulting Agreement is still active.
Policy on Related Party Transactions
Upon the completion of this offering, we will adopt a written policy (the “Related Party Transactions Policy”) with respect to the review, approval and ratification of material related party transactions involving the Company, as well as material transactions in which there is an actual or, in some cases, perceived conflict of interest involving the Company. Under the Related Party Transactions Policy, our Audit Committee will be responsible for reviewing and approving related person transactions. The Related Party Transactions Policy in general will cover certain transactions, arrangements or relationships, or any series of similar transactions, arrangements or relationships, in which we are or will be a participant and a related party has or will have a direct or indirect material interest. Upon receiving notice of a potential related party transaction, our Chief Compliance Officer will assess whether the proposed transaction is a related party transaction and, if so, report the related party transaction to our Audit Committee for consideration at its meetings. Our Audit Committee will review all of the relevant facts and circumstances available to it with respect to the related party transaction, and a decision as to whether to approve such related party transaction will be made by our Audit Committee after opportunity for discussion and review of all such information. When applicable, our Audit Committee will request further information and, from time to time, will request guidance or confirmation from internal or external counsel or auditors. Related party transactions must be approved or ratified by our Audit Committee based on full information about the proposed transaction and the related party’s interest.
All related party transactions described in this “Certain Relationships and Related Party Transactions” section occurred prior to the adoption of the Related Party Transactions Policy and, as such, these transactions were not subject to the approval and review procedures set forth in the Related Party Transactions Policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of      and as adjusted to reflect the issuance and sale of shares of our common stock in this offering, for:
•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of the outstanding shares of our common stock;

•
each of our named executive officers and directors as of the end of fiscal year 2020; and

•
all of our executive officers and directors as a group.

The following table assumes:
•
shares of common stock outstanding immediately prior to the completion of this offering; and

•
shares of common stock outstanding immediately after the completion of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. Except as otherwise indicated in the footnotes to the following table, to our knowledge all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each stockholder listed below is c/o Convey Holding Parent, Inc., 100 SE 3rd Ave #1400, Fort Lauderdale, FL 33394.
	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering (No exercise of option)		Shares Beneficially Owned After this Offering (Full exercise of option)
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:
TPG Cannes Aggregation, L.P.(1)		%		%		%
Named Executive Officers and Directors:
Stephen C. Farrell(2)
Arjun Aggarwal(3)
Kyle Stern(4)
Dr. Sharad S. Mansukani(5)
Todd B. Sisitsky(6)
Katherine Wood(7)
W. Carl Whitmer(8)
All Executive Officers and Directors as a Group
( persons)		%		%		%

*
Represents beneficial ownership of less than 1%.

(1)
The general partner of TPG Cannes Aggregation, L.P., a Delaware limited partnership, is TPG GenPar VIII, L.P., a Delaware limited partnership, whose general partner is TPG GenPar VIII Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Holdings (SBS) Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are the sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to beneficially own the securities held by TPG Cannes Aggregation, L.P. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by TPG Cannes Aggregation, L.P. except to the extent of their pecuniary interest therein. The address of TPG Cannes Aggregation, L.P. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(2)
Includes     shares underlying stock options that are currently exercisable or vest within 60 days.

(3)
Includes    shares underlying stock options that are currently exercisable or vest within 60 days.

(4)
Includes    shares underlying stock options that are currently exercisable or vest within 60 days.

(5)
Dr. Sharad S. Mansukani, who is the Chairman of our Board of Directors, is a Senior Advisor of TPG. Dr. Mansukani has no voting or investment power over the shares held by TPG.

(6)
Todd B. Sisitsky, who is one of our directors, is a Partner of TPG. Mr. Sisitsky has no voting or investment power over the shares held by TPG. The address of Mr. Sisitsky is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(7)
Katherine Wood, who is one of our directors, is a Principal of TPG. Ms. Wood has no voting or investment power over the shares held by TPG. The address of Ms. Wood is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(8)
Includes       shares underlying stock options that are currently exercisable or vest within 60 days.

DESCRIPTION OF CERTAIN INDEBTEDNESS
The following is a summary of the material terms of certain indebtedness of us and our subsidiaries. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements governing the terms of such indebtedness, which have been filed as exhibits to the registration statement of which this prospectus is a part.
Senior Secured Credit Facilities
Overview
On September 4, 2019, in connection with the Merger, Convey entered into the First Lien Credit Agreement (as amended, the “Credit Agreement”) with Cannes CHS Merger Sub, Inc., Convey Health Parent, Inc., Ares Capital Corporation, as administrative agent and as collateral agent, SunTrust Bank, as priority revolving agent and as an issuing bank and a swing line lender, and the other lenders from time to time party thereto. The Credit Agreement provides for senior secured credit facilities consisting of (1) a term loan facility in an aggregate principal amount equal to $225.0 million (the “Term Facility” and the loans thereunder, the “Term Loans”) and (2) a revolving credit facility in an aggregate principal amount equal to $40.0 million (the “Revolving Facility”). The Revolving Facility includes a letter of credit sub-facility (subject to a sublimit not to exceed $10.0 million) and a swing line loan sub-facility (subject to a sublimit not to exceed $10.0 million).
The Credit Agreement includes an uncommitted incremental facility, which provides that Convey has the right at any time to request term loan increases, additional term loan facilities, revolving commitment increases and/or additional revolving credit facilities, in an aggregate principal amount, together with the aggregate principal amount of permitted incremental equivalent debt under the Credit Agreement, not to exceed (a) the sum of the greater of (i) $46.9 million and (ii) 100.0% of Consolidated EBITDA (as defined in the Credit Agreement) of Convey and its restricted subsidiaries for the most recently ended period of four consecutive fiscal quarters of Convey (calculated on a pro forma basis), plus (b) certain additional amounts, including an unlimited amount subject to pro forma compliance with a leverage ratio test.
On April 8, 2020, Convey amended the Credit Agreement to establish an incremental term loan facility in an aggregate principal amount equal to $25.0 million (the “2020 Incremental Term Facility” and the loans thereunder, the “2020 Incremental Term Loans”; the 2020 Incremental Term Facility, the Term Facility and the Revolving Facility are collectively referred to as the “Senior Secured Credit Facilities”).
On February 12, 2021, Convey further amended the Credit Agreement to establish incremental term loans in an aggregate principal amount equal to $78.0 million (the “2021 Incremental Term Loans”), which 2021 Incremental Term Loans were added to, and comprise a single class with, the Term Loans.
As of March 31, 2021 and December 31, 2020 the aggregate principal amount of the Term Facility was $221.6 million and $222.2 million, respectively. As of March 31, 2021 and December 31, 2020 the aggregate principal amount of the 2020 Incremental Term Loans was $24.8 million. As of March 31, 2021 and December 31, 2020 our borrowing capacity under the Revolving Facility was $39.5 million.
Interest Rate and Fees
Borrowings under the Credit Agreement (other than borrowings of swing line loans) bear interest at a rate per annum equal to, at Convey’s election, either (a) LIBOR for the relevant interest period (subject to a floor of 1.00% per annum) plus an applicable margin or (b) a base rate plus an applicable margin. The applicable margin for Term Loans (including 2021 Incremental Term Loans) is equal to (i) prior to the Applicable Rate Stepdown Trigger Date (as defined in the Credit Agreement), 6.00% per annum for LIBOR borrowings and 5.00% per annum for base rate borrowings and (ii) on and after the Applicable Rate Stepdown Trigger Date, 5.25% per annum for LIBOR borrowings and 4.25% per annum for base rate borrowings. The applicable margin for 2020 Incremental Term Loans is equal to 9.00% per annum for LIBOR borrowings and 8.00% per annum for base rate borrowings. The applicable margin for loans under the Revolving Facility is subject to adjustment from time to time based upon the First Lien Net Leverage Ratio (as defined below) at such time, and ranges from (A) 3.50% to 3.75% per annum for LIBOR borrowings and (B) 2.50% to 2.75% per annum for base rate borrowings. Borrowings of swing line loans bear interest at the interest rate applicable to base rate borrowings under the Revolving Facility.
In addition to paying interest on the outstanding principal of the Senior Secured Credit Facilities, Convey is required to pay a commitment fee in respect of any unused commitments under the Revolving Facility at a rate that is subject to adjustment from time to time based upon the First Lien Net Leverage Ratio at such time and ranges from 0.375% to 0.500% per annum. Convey is also required to pay customary letter of credit fees and certain other agency fees.
The Credit Agreement provides for the replacement of LIBOR with a successor or alternative index rate in the event LIBOR is phased-out.
Voluntary Prepayments
Convey may, at any time or from time to time, voluntarily prepay any outstanding loans or reduce any outstanding commitments under the Credit Agreement, in whole or in part (in minimum amounts set forth in the Credit Agreement), without premium or penalty other than (a) reimbursement of customary “breakage” costs in the case of certain prepayments of LIBOR borrowings and (b) payment of any applicable prepayment premium.
Mandatory Prepayments
The Credit Agreement requires Convey to prepay outstanding term loans, subject to certain exceptions and limitations, with (1) 50% of Convey’s annual excess cash flow, subject to certain step-downs based upon the First Lien Net Leverage Ratio; (2) 100% of the net cash proceeds of certain asset sales or casualty events; and (3) 100% of the net cash proceeds of certain incurrences or issuances of indebtedness.
Amortization of Principal and Maturity
Convey is required to make scheduled quarterly payments in respect of the Term Loans (including the 2021 Incremental Term Loans) (a) commencing with the quarter ended December 31, 2019, in an amount equal to 0.25% of the aggregate principal amount of all Term Loans outstanding on September 4, 2019 and (b) commencing with the quarter ending March 31, 2021, in an aggregate principal amount equal to $0.8 million, with the balance paid at maturity of the Term Loans (including the 2021 Incremental Term Loans) on September 4, 2026 (or, if such day is not a business day, the business day immediately succeeding such day). Convey is required to make scheduled quarterly payments in respect of the 2020 Incremental Term Loans, commencing with the quarter ended June 30, 2020, in an amount equal to 0.25% of the aggregate principal amount of all 2020 Incremental Term Loans outstanding on April 8, 2020, with the balance paid at maturity of the 2020 Incremental Term Loans on September 4, 2026 (or, if such day is not a business day, the business day immediately succeeding such day). Convey is required to repay the aggregate principal amount outstanding under the Revolving Facility, and the aggregate principal amount of each swing line loan under the Revolving Facility, at maturity of the Revolving Facility on September 4, 2024 (or, if such day is not a business day, the business day immediately succeeding such day).
Guarantees and Collateral
All obligations under the Credit Agreement are unconditionally guaranteed by Convey Health Parent, Inc. and certain of Convey’s subsidiaries. All obligations under the Credit Agreement are secured, subject to permitted liens and other exceptions and limitations, by first priority security interests in substantially all the assets of Convey and each guarantor (including all the equity interests of Convey).
Covenants and Other Matters
The Credit Agreement includes negative covenants that, subject to certain exceptions and limitations, restrict the ability of Convey and its restricted subsidiaries to, among other things: incur liens; incur debt; make investments or loans; engage in mergers, acquisitions and asset sales; declare dividends or other distributions, redeem or repurchase equity interests or make other restricted payments; alter the businesses

Convey and its restricted subsidiaries conduct; enter into agreements restricting distributions by Convey’s restricted subsidiaries; modify certain terms of certain junior indebtedness; and engage in certain transactions with affiliates.
In addition, the Credit Agreement contains certain customary representations and warranties, affirmative covenants and events of default, and contains a restriction on the activities of Convey Health Parent, Inc. If any such event of default occurs (subject to certain exceptions and limitations), the lenders under the Credit Agreement will be entitled to exercise various remedies, including the acceleration of amounts due under the Credit Agreement.
The Credit Agreement contains a financial covenant that requires Convey to maintain, as of the last day of each period of four consecutive fiscal quarters of Convey, a First Lien Net Leverage Ratio not to exceed 7.40 to 1.00 if, as of the last day of any fiscal quarter of Convey, there are outstanding revolving loans and letters of credit (excluding (a) undrawn letters of credit in an aggregate face amount up to $10.0 million and (b) letters of credit (whether drawn or undrawn) to the extent reimbursed, cash collateralized or backstopped on terms reasonably acceptable to the applicable issuing bank on or prior to the date that is three business days following the end of the applicable period of four consecutive fiscal quarters of Convey) in an aggregate principal amount exceeding 35% of the aggregate principal amount of the Revolving Facility at such time. The financial covenant is subject to equity cure rights and may be amended or waived with the consent of the lenders holding a majority of the commitments under the Revolving Facility.
The “First Lien Net Leverage Ratio” means, with respect to any test period, the ratio of (1) consolidated first lien secured debt outstanding as of the last day of such test period, minus the amount of unrestricted cash on such last day to (2) consolidated EBITDA of Convey and its restricted subsidiaries for such test period, in each case on a pro forma basis consistent with the Credit Agreement. For more information on the First Lien Net Leverage Ratio, see our Credit Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

DESCRIPTION OF CAPITAL STOCK
The following description summarizes the most important terms of our capital stock. We will adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering and relevant sections of the Delaware General Corporation Law (the “DGCL”) are summarized below. The forms of our amended and restated certificate of incorporation and amended and restated bylaws have been filed as exhibits to the registration statement of which this prospectus is a part. The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and provisions of the DGCL are summaries and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the completion of this offering, as well as to the relevant provisions of the DGCL.
Authorized Capital Stock
Upon the completion of this offering, our authorized capital stock will consist of     shares of common stock, par value $0.01 per share and      shares of preferred stock, par value $0.01 per share. As of            , we had shares of common stock outstanding, held of record by approximately            stockholders, and no shares of preferred stock outstanding. Following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us, we will have      shares of common stock outstanding             and no shares of preferred stock outstanding.
Common Stock
Holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Our common stockholders will not be entitled to cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock will be entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine. Upon our liquidation, dissolution or winding up, holders of our common stock will be entitled to receive their ratable share of our net assets available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock. Holders of our common stock will have no preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Preferred Stock
Our Board of Directors will have the authority, subject to the limitations imposed by Delaware law and the listing rules of the            , without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the designations, powers, preferences, limitations and rights of the shares of each series, including:
•
dividend rates;

•
conversion rights;

•
voting rights;

•
terms of redemption and liquidation preferences; and

•
the number of shares constituting each series.

Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock.
Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.
Registration Rights
We intend to enter into a Registration Rights Agreement with certain of our existing stockholders in connection with this offering pursuant to which such stockholders will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions — Agreements to be Entered in Connection with this Offering — Registration Rights Agreement.”
Certain Anti-Takeover Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law
Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the DGCL may discourage or make more difficult a takeover attempt that a stockholder might consider to be in his, her or its best interest. These provisions may also adversely affect the prevailing market price for shares of our common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us, which may result in an improvement of the terms of any such proposal in favor of our stockholders, and outweigh any potential disadvantage of discouraging those proposals.
Authorized but Unissued Shares of Capital Stock
Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to the applicable provisions of the DGCL and rules of the . These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.
One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at a price higher than the prevailing market price.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year staggered terms. Accordingly, approximately one-third of our Board of Directors will be elected each year. See “Management — Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.
Vacancies
Our amended and restated certificate of incorporation will provide that any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, that after the first time when our principal stockholder ceases to beneficially own, in the aggregate, at least % of our outstanding common stock, any newly created directorship on our Board of Directors that results from an increase in the number of directors and any vacancy occurring in our Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).
Additionally, the Stockholders’ Agreement will provide that our principal stockholder may fill any vacancy occurring in our Board of Directors if such vacancy was caused by the departure of our principal stockholder’s director designee. See “Certain Relationships and Related Party Transactions — Agreements to be Entered in Connection with this Offering — Stockholders’ Agreement.”
Special Meetings of Stockholders
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of our stockholders may be called at any time only by      and, until the date that our principal stockholder ceases to beneficially own     % or more of the voting power of our outstanding shares of common stock, holders of at least     % of the voting power of our outstanding shares of common stock. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.
Stockholder Action by Written Consent
Our amended and restated certificate of incorporation will preclude stockholder action by written consent once our principal stockholder ceases to beneficially own at least     % of the voting power of our outstanding shares of common stock.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to our principal stockholder until the first time when it ceases to beneficially own, in the aggregate, at least    % of our outstanding common stock. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.
Amendment of Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as our principal stockholder beneficially owns, in the aggregate, at least    % in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or repeal. At any time when our principal stockholder beneficially owns, in the aggregate, less than    % in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of specified provisions of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation will provide that at any time when our principal stockholder beneficially owns, in the aggregate, less than    % in voting power of our stock entitled to vote generally in the election of directors, certain specified provisions in our amended and restated certificate of incorporation may be amended, altered, rescinded or repealed only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class.
Section 203 of the Delaware General Corporation Law
Our amended and restated certificate of incorporation will contain a provision opting out of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the date that such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, an asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with its affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
However, our amended and restated certificate of incorporation will contain similar provisions to Section 203 of the DGCL providing that we may not engage in a “business combination” with any “interested stockholder” for three years following the date that such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. Our amended and restated certificate of incorporation will provide that our principal stockholder and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.
Certain Provisions of Our Amended and Restated Certificate of Incorporation and Delaware Law
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.
Exclusive Forum
Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (1) derivative actions or proceedings brought on behalf of the Company, (2) actions against directors, officers and employees asserting a claim of breach of a fiduciary duty owed to the Company or the Company’s stockholders, (3) actions asserting a claim against the Company arising pursuant to the DGCL or the Company’s amended and restated certificate of incorporation or amended and restated bylaws, (4) actions to interpret, apply, enforce or determine the validity of the Company’s amended and restated certificate of incorporation or amended and restated bylaws or (5) actions asserting a claim against the Company governed by the internal affairs doctrine, in each case, may be brought only in specified courts in the State of Delaware. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or Exchange Act, or rules and regulations thereunder.
Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought pursuant to the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the foregoing provision; provided, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.
We recognize that the forum selection clause in our amended and restated certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders. See “Risk Factors — Risks Related to Our Common Stock and This Offering — Our amended and restated certificate of incorporation after this offering will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.”
Corporate Opportunities
The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, our principal stockholder or any of its affiliates or any director who is not employed by us or his or her affiliates will have no duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our principal stockholder or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself, or their or his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitation of Liability and Indemnification of Directors and Officers
Our amended and restated certificate of incorporation will include provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (1) any breach of a director’s duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (4) any transaction from which a director derived an improper personal benefit. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
Our amended and restated certificate of incorporation and our amended and restated bylaws will provide for indemnification, to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or, at the request of the Company, serves or served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. In addition, we intend to enter into indemnification agreements with each of our directors pursuant to which we will agree to indemnify each such director to the fullest extent permitted by the DGCL. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
Listing
We intend to apply to list our common stock on the NYSE under the symbol “CNVY.”
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there was no market for shares of our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon the completion of this offering, assuming the initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we will have     shares of common stock outstanding. Of the shares of common stock outstanding following this offering, the     shares of common stock (shares of common stock if the underwriters exercise in full their option to purchase additional shares of our common stock from us) sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares of common stock held by our “affiliates”, as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below under “— Rule 144.”
The remaining shares of common stock that will be outstanding are “restricted shares” as defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act.
Rule 144
In general, under Rule 144 under the Securities Act, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144 under the Securities Act, as currently in effect, our affiliates, or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately      shares immediately after this offering; and

•
the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date of filing a Notice of Proposed Sale of Securities Pursuant to Rule 144 under the Securities Act with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act are entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of ours can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of ours can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted before we become subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after we become subject to the reporting requirements of the Exchange Act.
Equity Incentive Plans
We intend to file with the SEC, as soon as practicable following the completion of this offering, a Registration Statement on Form S-8 registering an aggregate number of shares of common stock underlying equity awards we will make to our employees and certain other qualifying individuals, and the resale of those shares of common stock. The Form S-8 will become effective upon filing and shares of common stock so registered will become freely tradable upon such effectiveness, subject to any restrictions imposed on such resale pursuant to the lock-up agreements entered into with the underwriters for this offering.
Lock-Up Agreements
We, our executive officers and directors and certain of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for or repayable with common stock for 180 days after the date of this prospectus, subject to certain limited exceptions, without first obtaining the written consent of BofA Securities, Inc. and Goldman Sachs & Co. LLC. The lock-up restrictions and specified exceptions are described in more detail in “Underwriting (Conflicts of Interest).”
Prior to the completion of this offering, certain of our employees, including our executive officers and directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements described above.
Following the lock-up periods set forth in the agreements described above, and assuming that BofA Securities, Inc. and Goldman Sachs & Co. LLC do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Registration Rights Agreement
We intend to enter into a Registration Rights Agreement with certain of our existing stockholders in connection with this offering pursuant to which such parties will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions — Agreements to be Entered in Connection with this Offering — Registration Rights Agreement.”

CERTAIN MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK
The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. A “Non-U.S. Holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:
•
an individual citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.
If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common stock.
This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a foreign pension fund, “controlled foreign corporation” or “passive foreign investment company”).
You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.
Dividends
If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of your tax basis in our common stock (and will reduce your basis in such common stock), and, to the extent such portion exceeds your tax basis in our common stock, the excess will be treated as gain from the taxable disposition of the common stock, the tax treatment of which is discussed below under “— Gain on Disposition of Common Stock”.

Except as described below, if you are a Non-U.S. Holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, the applicable withholding agent will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us:
•
a valid U.S. Internal Revenue Service (“IRS”) Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•
in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.
If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, the applicable withholding agent is not required to withhold tax from the dividends, provided that you have furnished a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:
•
you are a non-United States person; and

•
the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate Non-U.S. Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Gain on Disposition of Common Stock
Subject to the discussions below under “— Backup Withholding and Information Reporting” and “— FATCA Withholding,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax or withholding tax on gain that you recognize on a disposition of common stock unless:
•
the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;

•
we are or have been a “United States real property holding corporation” (as described below), at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, you are not eligible for a treaty exemption, and either (1) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (2) you owned or are deemed to have owned, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, more than 5% of our common stock.

If you are a Non-U.S. Holder and the gain from the taxable disposition of shares of our common stock is effectively connected with your conduct of a trade or business in the United States (and, if required by a tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.
We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.
FATCA Withholding
Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to you (including if you are an investment fund) or to certain foreign financial institutions and other non-U.S. persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Payments of dividends that you receive in respect of common stock could be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.
Backup Withholding and Information Reporting
Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Federal Estate Taxes
Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

UNDERWRITING (CONFLICTS OF INTEREST)
BofA Securities, Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.
Underwriter	Number of Shares
BofA Securities, Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
TPG Capital BD, LLC
Truist Securities, Inc.
Canaccord Genuity LLC.
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.
The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock from us.
	Per Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds to us, before expenses	$	$	$
The expenses of this offering, not including the underwriting discounts and commissions, are estimated at $     and are payable by us.

Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to            additional shares of our common stock from us at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We, our executive officers and directors and certain of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for or repayable with common stock for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Goldman Sachs & Co. LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•
offer, pledge, sell or contract to sell any common stock,

•
sell any option or contract to purchase any common stock,

•
purchase any option or contract to sell any common stock,

•
grant any option, right or warrant for the sale of any common stock,

•
lend or otherwise dispose of or transfer any common stock,

•
request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Listing
We expect the shares to be approved for listing on the NYSE under the symbol “CNVY.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.
Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
•
the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•
our financial information,

•
the history of, and the prospects for, our company and the industry in which we compete,

•
an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•
the present state of our development, and

•
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the , in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Conflicts of Interest
An affiliate of TPG Capital BD, LLC, an underwriter in this offering, will own in excess of 10% of our issued and outstanding shares of common stock following this offering. As a result of the foregoing relationship, TPG Capital BD, LLC is deemed to have a “conflict of interest” within the meaning of Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. Pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering. In accordance with paragraph (c) of Rule 5121, no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder.

Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each a “Member State”), no offer of shares which are the subject of this offering has been, or will be, made to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
a.   to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
b.   to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
c.   in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant Member State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This selling restriction is in addition to any other selling restrictions set out below.
Notice to Prospective Investors in the United Kingdom
In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
•
to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

•
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”), provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.
Each person in the UK who acquires any shares in the Offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company, the Underwriters and their affiliates that it meets the criteria outlined in this section.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
a.
corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
b.
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; where no consideration is or will be given for the transfer; where the transfer is by operation of law; or as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS
The financial statements of Cannes Holding Parent, Inc. and subsidiaries (Successor) as of December 31, 2020 and December 31, 2019 and for the year ended December 31, 2020 and the period from June 13, 2019 (date of inception) through December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Convey Health Parent, Inc. and subsidiaries (Predecessor) for the period from January 1, 2019 through September 3, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of our common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement or the exhibits filed thereto. For further information about us and the common stock offered hereby, you should refer to the registration statement and the exhibits filed thereto, which are available on the website of the SEC referred to below. References in this prospectus to any of our contracts or other documents are not necessarily complete, and each such reference is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
Upon the completion of this offering, we will be subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website at www.conveyhealthsolutions.com as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Additionally, the SEC maintains an Internet site that contains such periodic and current reports, proxy statements and other information filed electronically with the SEC at www.sec.gov.
The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

INDEX TO FINANCIAL STATEMENTS
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF CANNES HOLDING PARENT, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONVEY HEALTH PARENT, INC. AND SUBSIDIARIES (Predecessor)
Page
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2020 and 2019 (Successor)	F-4
Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended December 31, 2020 and for the period from June 13, 2019 (date of inception) to December 31, 2019 (Successor) and for the period from January 1, 2019 to September 3, 2019 (Predecessor).
F-5
Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2020 and for the period from June 13, 2019 (date of inception) to December 31, 2019 (Successor)	F-6
Consolidated Statement of Shareholders’ Equity for the period from January 1, 2019 to September 3, 2019 (Predecessor)	F-7
Consolidated Statements of Cash Flows for the year ended December 31, 2020 and for the period from June 13, 2019 (date of inception) to December 31, 2019 (Successor) and for the period from
January 1, 2019 to September 3, 2019 (Predecessor).
F-8
Notes to Consolidated Financial Statements	F-10
FINANCIAL STATEMENT SCHEDULE
Schedule I – Condensed Financial Information as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and for the period from June 13, 2019 (date of inception) to December 31, 2019 (Successor) and for the period from January 1, 2019 to September 3, 2019 (Predecessor), and the accompanying notes.
F-52
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF CANNES HOLDING PARENT, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Cannes Holding Parent, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Cannes Holding Parent, Inc. and its subsidiaries (Successor) (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive (loss) income, of shareholders’ equity and of cash flows for the year ended December 31, 2020 and for the period from June 13, 2019 (date of inception) to December 31 2019, including the related notes and financial statement schedule as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and for the period from June 13, 2019 (date of inception) to December 31, 2019 listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and for the period from June 13, 2019 (date of inception) to December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Hallandale Beach, Florida
March 24, 2021
We have served as the Company’s, or its Predecessor’s, auditor since 2020.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Convey Health Parent, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of operations and comprehensive (loss) income, of shareholders’ equity and of cash flows of Convey Health Parent, Inc. and its subsidiaries (Predecessor) (the “Company”)for the period from January 1, 2019 to September 3, 2019, including the related notes and financial statement schedule for the period from January 1, 2019 to September 3, 2019 listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the period from January 1, 2019 to September 3, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Hallandale Beach, Florida
March 24, 2021
We have served as the Company’s auditor since 2020.

CANNES HOLDING PARENT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$45,366	$15,971
Accounts receivable, net of allowance for doubtful accounts of $610 and $108 as of December 31, 2020 and December 31, 2019, respectively	50,589	49,100
Inventories, net	11,094	3,298
Prepaid expenses and other current assets	15,220	10,211
Restricted cash	3,560	1,615
Total current assets	125,829	80,195
Property and equipment, net	20,667	16,837
Intangible assets, net	238,842	258,446
Goodwill	455,206	455,006
Restricted cash	160	3,760
Other assets	2,364	2,536
Total assets	$843,068	$816,780
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$21,308	$7,368
Accrued expenses	67,159	41,607
Capital lease obligations, current portion	361	104
Deferred revenue, current portion	6,466	7,465
Term loans, current portion	2,500	2,250
Total current liabilities	97,794	58,794
Capital leases obligations, net of current portion	1,129	374
Deferred taxes, net	26,561	28,678
Term loans, net of current portion	239,290	217,250
Other long-term liabilities	8,144	41,811
Total liabilities	372,918	346,907
Commitments and contingencies (Note 15)
Shareholders’ equity
Common stock, $0.01 par value, 1,000,000 shares authorized and 486,678 shares issued and outstanding at December 31, 2020 and 2019	5	5
Additional paid-in capital	493,355	486,673
Accumulated other comprehensive income	78	21
Accumulated deficit	(23,288)	(16,826)
Total shareholders’ equity	470,150	469,873
Total liabilities and shareholders’ equity	$843,068	$816,780
See accompanying notes to consolidated financial statements.

CANNES HOLDING PARENT, INC. AND SUBSIDIARIES (SUCCESSOR)
CONVEY HEALTH PARENT, INC. AND SUBSIDIARIES (PREDECESSOR)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(in thousands, except per share amounts)
	Year Ended December 31, 2020	Period from June 13, 2019 (date of inception) to December 31, 2019	Period from January 1, 2019 to September 3, 2019
		(Successor)	(Predecessor)
Net revenues:
Services	$147,191	$51,153	$92,445
Products	135,723	29,262	48,293
Net revenues	282,914	80,415	140,738
Operating expenses:
Cost of services(1)	84,144	28,844	48,196
Cost of products(1)	87,153	17,841	29,210
Selling, general and administrative	79,955	21,753	40,521
Depreciation and amortization	28,032	9,188	13,359
Transaction related costs	3,949	14,784	2,511
Change in fair value of contingent consideration	(10,770)	—	19,671
Total operating expenses	272,463	92,410	153,468
Operating income (loss)	10,451	(11,995)	(12,730)
Other income (expense):
Interest income	7	—	—
Interest expense	(18,860)	(5,762)	(6,213)
Total other expense, net	(18,853)	(5,762)	(6,213)
Loss from continuing operations before income taxes	(8,402)	(17,757)	(18,943)
Income tax benefit	1,904	858	23,288
Net (loss) income from continuing operations	(6,498)	(16,899)	4,345
Income (loss) from discontinued operations, net of tax	36	73	(696)
Net (loss) income	$(6,462)	$(16,826)	$3,649
(Loss) income per common share – Basic:
Continuing operations	$(13.35)	$(59.44)	$3.04
Discontinued operations	0.07	0.26	(0.49)
(Loss) income per common share	$(13.28)	$(59.18)	$2.55
(Loss) income per common share – Diluted:
Continuing operations	$(13.35)	$(59.44)	$2.81
Discontinued operations	0.07	0.26	(0.49)
(Loss) income per common share	$(13.28)	$(59.18)	$2.32
Net (loss) income	$(6,462)	$(16,826)	$3,649
Foreign currency translation adjustments	57	21	(15)
Comprehensive (loss) income	$(6,405)	$(16,805)	$3,634

(1)
Excludes amortization of intangible assets and depreciation, which are separately stated below.

See accompanying notes to consolidated financial statements.

CANNES HOLDING PARENT, INC. AND SUBSIDIARIES (SUCCESSOR)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except for number of shares)
	Common stock		Additional Paid- in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Successor, June 13, 2019 (date of inception)	—	$—	$—	$—	$—	$—
Common shares issued related to the Merger	486,678	5	486,673	—		486,678
Foreign currency translation adjustments	—	—	—	21	—	21
Net loss	—	—	—	—	(16,826)	(16,826)
Successor, December 31, 2019	486,678	5	486,673	21	(16,826)	469,873
Share based compensation	—	—	6,682	—	—	6,682
Foreign currency translation adjustments	—	—	—	57	—	57
Net loss	—	—	—	—	(6,462)	(6,462)
December 31, 2020	486,678	$5	$493,355	$78	$(23,288)	$470,150
See accompanying notes to consolidated financial statements.

CONVEY HEALTH PARENT, INC. AND SUBSIDIARIES (PREDECESSOR)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(in thousands, except for number of shares)
	Common stock		Additional Paid- in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Predecessor, December 31, 2018	1,431,305	$14	$157,365	$(62)	$13,703	$171,020
Cumulative effect of adoption of ASC 606	—	—	—	—	175	175
Share based compensation	—	—	300	—	—	300
Foreign currency translation adjustments	—	—	—	(15)		(15)
Net income	—	—	—	—	3,649	3,649
Predecessor, September 3, 2019	1,431,305	$14	$157,665	$(77)	$17,527	$175,129
See accompanying notes to consolidated financial statements.

CANNES HOLDING PARENT, INC. AND SUBSIDIARIES (SUCCESSOR)
CONVEY HEALTH PARENT, INC. AND SUBSIDIARIES (PREDECESSOR)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	For the year ended December 31, 2020	Period from June 13, 2019 (date of inception) to December 31, 2019	Period from January 1, 2019 to September 3, 2019
		(Successor)	(Predecessor)
Cash flows from operating activities
Net (loss) income	$(6,462)	$(16,826)	$3,649
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	4,192	1,365	2,057
Amortization expense	23,840	7,823	11,302
Provision for bad debt	542	132	(171)
Deferred income taxes	(2,317)	(917)	(23,615)
Gain from disposal of assets	397	—	159
Change in fair value of contingent consideration	(10,770)	—	19,671
Writeoff of capitalized software costs	69	—	—
Amortization of debt issuance costs	1,056	309	399
Share-based compensation	6,682	—	300
Changes in operating assets and liabilities:
Accounts receivable	(2,031)	(11,575)	(1,899)
Inventory	(7,796)	(1,665)	2,191
Prepaid expenses and other assets	(4,653)	(2,639)	33
Accounts payable and other accrued liabilities	29,659	6,016	12,566
Deferred revenue	(845)	3,586	(1,395)
Net cash provided by (used in) operating activities	31,563	(14,391)	25,247
Cash flows from investing activities
Acquisition, net of cash received	(3,758)	(626,292)	—
Purchases of property and equipment, net	(5,159)	(1,429)	(9,799)
Capitalized software development costs	(4,355)	(2,129)	(2,488)
Net cash used in investing activities	(13,272)	(629,850)	(12,287)
Cash flows from financing activities
Proceeds from issuance of debt	25,000	225,000	—
Payment of debt issuance cost	(1,148)	(6,105)	—
Principal payment on term loan	(2,438)	(563)	(613)
Payment on capital leases	(118)	(117)	(716)
Proceeds from capitalization	—	447,351	—
Payment of contingent consideration	(11,867)	—	—

CANNES HOLDING PARENT, INC. AND SUBSIDIARIES (SUCCESSOR)
CONVEY HEALTH PARENT, INC. AND SUBSIDIARIES (PREDECESSOR)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in thousands)
	For the year ended December 31, 2020	Period from June 13, 2019 (date of inception) to December 31, 2019	Period from January 1, 2019 to September 3, 2019
		(Successor)	(Predecessor)
Net cash provided by (used in) financing activities	9,429	665,566	(1,329)
Effect of exchange rate changes on cash	20	21	(15)
Net increase in cash and cash equivalents and restricted cash	27,740	21,346	11,616
Cash, cash equivalents and restricted cash at beginning of period	21,346	—	18,264
Cash, cash equivalents and restricted cash at end of period	$49,086	$21,346	$29,880
Cash, cash equivalents and restricted cash as of the end of the period
Cash and cash equivalents	$45,366	$15,971	$21,458
Restricted cash	3,560	1,615	3,068
Restricted cash, non current	160	3,760	5,355
Cash, cash equivalents and restricted cash	$49,086	$21,346	$29,881
Supplemental disclosures of cash flow information:
Cash paid for taxes	$50	$13	$66
Cash paid for interest	$15,288	$4,277	$5,858
Non-cash investing and financial activities:
Contingent consideration payable to former owners and working capital payable	$—	$6,562	$—
Common stock issued in exchange to Parent for the acquisition	$—	$39,327	$—
Capitalized software and property and equipment, net included in accounts payable	$3,672	$468	$1,269
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. BUSINESS AND BASIS OF PRESENTATION
Business
Cannes Holding Parent, Inc. (collectively with its subsidiaries, “we”, “us”, “our”, “CHP” or the “Company”) provides technology enabled solutions to payors within the large and growing government sponsored health plan market. Our platform combines proprietary modular technology and end-to-end solutions to serve as an extension of our clients’ operations and core systems. Our clients are primarily Medicare Advantage, Medicare Part D and Employer Group Waiver Plans, as well as Pharmacy Benefit Managers. CHP is a United States (“U.S.”) based holding company incorporated in Delaware. Our principal executive offices are located in Fort Lauderdale, Florida.
Basis of Presentation and Consolidation
CHP was formed on June 13, 2019 (“Inception”) for the purpose of acquiring Convey Health Solutions, Inc. (“Convey”). On September 4, 2019, Cannes Parent, Inc. (“Cannes”), a direct subsidiary of CHP, entered into an agreement (the “Merger Agreement”) to acquire all of the outstanding stock of Convey through the merger of Cannes Merger Sub, Inc. (“Merger Sub”) and Convey Health Parent, Inc. (“Parent”) (the “Merger”) with Parent surviving as a direct subsidiary of Cannes. The Merger principally occurred through an investment from TPG Cannes Aggregation, L.P., which is primarily funded by partners of TPG Partners VIII, L.P. and TPG Healthcare Partners, L.P. or any parallel fund or their alternative investment vehicles (collectively, “TPG”). See Note 4. Acquisitions.
The Merger was accounted for in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), and Cannes was determined to be the accounting acquirer. The accompanying consolidated financial statements and related notes are presented on a Successor and Predecessor basis.
Predecessor
The period from January 1, 2019 to September 3, 2019 reflect the historical financial information for Parent and its subsidiaries prior to the closing of the Merger (“Predecessor”).
Successor
The period from Inception to December 31, 2019 and the year ended December 31, 2020 reflects the historical financial information for CHP and its subsidiaries (“Successor”).
The Successor and Predecessor consolidated financial information presented herein is not comparable due to the impacts of the Merger including the application of acquisition accounting in the Successor financial statements as of September 4, 2019, see Note 4. Acquisitions. Where applicable, a black line separates the Successor and Predecessor periods to highlight the lack of comparability.
The accompanying consolidated financial statements include the accounts of CHP and our wholly-owned subsidiaries. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated in consolidation.
COVID — 19 Pandemic
During the first quarter ended March 31, 2020, concerns related to the spread of novel coronavirus (“COVID-19”) began to create global business disruptions as well as disruptions in our operations. COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. Governments at the national, state and local level in the U.S., and globally, have implemented aggressive actions to reduce the spread of the virus, with such actions including lockdown and shelter in place orders, limitations on non-essential gatherings of people, suspension of all non-essential travel, and ordering certain businesses and governmental agencies to cease non-essential operations at physical locations. The spread of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
COVID-19 has caused significant volatility in the U.S. and international markets. The impact of COVID-19 on our business resulted in elongated sales cycles, postponement of customer contract renewals, and slower implementation of software solutions for our clients, as well as a reduction in billable hours in one of our reportable segments, the Advisory Services segment. See Note 18. Segment Information.
We have developed and implemented a range of measures to address the risks, uncertainties and operational challenges associated with operating in a COVID-19 environment. We have also increased our interaction with our vendors to continue to monitor and manage inventory levels and are updating our systems regularly to provide current availability information to members. We have taken and will continue to take proactive measures to provide for the well-being of our workforce while continuing to safely run our operations. We have implemented alternative working practices, which include modified work schedules, shift rotation and work at home abilities for appropriate employees to best ensure adequate social distancing. In addition, we increased cleaning protocols throughout our facilities. Certain of these measures have resulted in increased costs.
The Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) in the U.S. includes measures that assist companies in responding to the COVID-19 pandemic. These measures consist primarily of cash assistance to support employment levels and deferment of remittance of certain non-income tax expense payments. Additionally, the CARES Act provides for refundable employee retention tax credits and the deferral of the employer-paid portion of social security taxes. We have elected to defer the employer-paid portion of social security payroll taxes. For the year ended December 31, 2020, the Company deferred a total of $4.0 million of the employer portion of social security tax, of which $2.0 million is included in Accrued expenses, and the remaining $2.0 million is included in Other long-term liabilities in the consolidated balance sheet. The deferred employment tax must be paid over two years. We will continue to assess the impact that various provisions in the CARES Act will have on our business.
We have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in context with the unknown future impacts of COVID-19 using information that is reasonably available to us at this time. While our current assessment of our estimates did not have a material impact on our consolidated financial statements as of and for the year ended December 31, 2020, as additional information becomes available to us, our future assessment of our estimates, including our expectations at the time regarding the duration, scope and severity of the pandemic, as well as other factors, could materially and adversely impact our consolidated financial statements in future reporting periods.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information currently available to us and based on various other assumptions that we conclude to be reasonable under the circumstances. While management concludes that such estimates are reasonable when considered in conjunction with our consolidated balance sheets and statements of operations and comprehensive loss taken as a whole, actual results could differ materially from those estimates.
Segments
We operate in two segments in accordance with ASC Topic 280, Segment Reporting (“ASC 280”). Operating segments are components of public entities that engage in business activities from which they may earn revenues and incur expenses, and separate financial information is available and evaluated regularly by our Chief Operating Decision Maker (“CODM”) group in deciding how to assess performance and allocate resources. The two reportable segments are Technology Enabled Solutions and Advisory Services. See Note 18. Segment Information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Foreign Operations
The consolidated financial statements are presented in U.S. dollars, which is our reporting currency. We translate the results of operations of our subsidiaries with functional currencies other than the U.S. dollar using average exchange rates during each period and translate balance sheet accounts using exchange rates at the end of each period. We record currency translation adjustments as a component of equity within Accumulated other comprehensive income and transaction gains and losses in other expense, net in our consolidated statements of operations and comprehensive (loss) income. Foreign currency translation balances reported within Accumulated other comprehensive income are recognized in the consolidated statements of operations and comprehensive (loss) income when the operation is disposed of or substantially liquidated.
Revenue Recognition
We account for revenue in accordance with ASU 2014-09 (Topic 606), Revenue from Contracts with Customers (“ASC 606”). For further discussion of our accounting policies related to revenue see Note 3. Revenue from Contracts with Customers.
Share-based Compensation
Our accounting policy for share-based compensation is disclosed in Note 11. Share-based Compensation.
Cash and Cash Equivalents
We consider cash in banks and holdings of highly liquid investments with original maturities of three months or less, when purchased, to be cash and cash equivalents. At various times throughout 2020 and 2019 and as of December 31, 2020 and 2019, some accounts held at financial institutions were in excess of the federally insured limit of $250 thousand. We reduce our exposure to credit risk by maintaining our cash deposits with major financial institutions. We have not experienced any losses on these accounts and conclude the credit risk to be minimal.
We also have an immaterial amount of cash held in the Philippines and the Netherlands to fund local operations.
Restricted Cash
As part of the acquisition of HealthScape Advisors, LLC (“HealthScape Advisors”) and Pareto Intelligence LLC (“Pareto Intelligence”) in 2018, the previous shareholders agreed to set aside funds for an incentive compensation plan for employees who remained post acquisition. The payments are paid yearly and the last payment is due in December 2021. The cash for this incentive compensation plan is held as restricted cash. Any such payments have appropriately been accounted for as post business combination expense to the employees within the plan.
Additionally, as a condition of certain facility lease agreements, a certificate of deposit is required to collateralize our lease payments throughout the lease term. These balances have been excluded from our cash and cash equivalent balance and are classified as a restricted cash balance in our consolidated balance sheets.
Allowance for Doubtful Accounts
Accounts receivable are recorded at the invoiced amounts and do not bear interest. An allowance for doubtful accounts is recorded to provide for estimated losses resulting from uncollectible accounts and is based principally on specifically identified amounts where collection is determined to be doubtful. Management analyzes the collectability of trade accounts and other receivables and the adequacy of the allowance for doubtful accounts on a regular basis taking into consideration the aging of the account balances, historical bad debt experience, customer concentration, customer credit-worthiness, customer financial condition and credit report and the current economic environment. In addition, an allowance is established when it is probable that a specific receivable is not collectible, and the loss can be reasonably

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
estimated. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is remote. If the financial condition of our clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance and related bad debt expense may be required.
Inventories
Inventory consists of finished goods and is stated at lower of cost or net realizable value. The cost of inventory is computed using the first in first out method. Inventory is monitored to ensure appropriate valuation. Adjustments of inventories to the lower of cost or net realizable value, if necessary, are based on turnover and assumptions about future demand and market conditions. If assumptions about future demand change and/or actual market conditions are less favorable than those projected by management, additional adjustments to inventory valuations may be required. As of December 31, 2020, and 2019, we had a reserve for obsolescence of $0.1 million. The reserve is calculated based on several factors, including projections of products not expected to be sold prior to their expiration dates.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method, which best reflects the pattern of use. Maintenance and repair costs are expensed as incurred. We test for impairment whenever events or changes in circumstances that could impact recoverability occur.
Intangible Assets
Purchased intangible assets with finite lives are primarily amortized using the straight-line method over the estimated economic lives of the assets, which best reflects the pattern of use. Our finite-lived intangible assets are amortized over periods between five and twenty years. Trade names are amortized over estimated useful lives between five and twenty years; Customer relationships are amortized over an estimated useful life of eleven years; and Technology is amortized over an estimated useful life of ten years. We test for impairment whenever events or changes in circumstances that could impact recoverability occur.
Software Development Costs
Development costs associated with certain solutions offered exclusively through software as a service model are accounted for in accordance with ASC Topic 350-40, Internal-Use Software (“ASC 350-40”). Under ASC 350-40 qualifying software costs developed for internal use are capitalized when application development begins, it is probable that the project will be completed, and the software will be used as intended. We capitalize direct costs related to application development activities that are probable to result in additional functionality. Capitalized costs are amortized on a straight-line basis over 3 to 10 years, which best represents the pattern of the software’s use. We test for impairment whenever events or changes in circumstances that could impact recoverability occur.
Cloud Computing Arrangements
We capitalize implementation costs related to cloud computing (i.e. hosting) arrangements that are accounted for as a service contract. Such implementation costs incurred to develop or utilize internal-use software hosted by a third-party vendor are recorded as part of Prepaid expenses and other current assets on the consolidated balance sheets. Once the installed software is ready for its intended use, such costs are amortized on a straight-line basis, to Selling, general and administrative expenses on our consolidated statements of operations and comprehensive (loss) income over the minimum term of the contract plus contractually-provided renewal periods that are reasonably expected to be exercised.
Long-Lived Assets
We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.
Acquisitions
We allocate the purchase consideration to the identifiable net assets acquired, including intangible assets and liabilities assumed, based on estimated fair values at the date of the acquisition. The excess of the fair value of the purchase consideration over the fair value of the identifiable assets and liabilities, if any, is recorded as goodwill. During the measurement period, which is up to one year from the acquisition date, we may adjust provisional amounts that were recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive (loss) income.
Determining the fair value of assets acquired and liabilities assumed requires significant judgment, including the selection of valuation methodologies which techniques include the royalty method, the multi-period excess earnings method, the cost approach, the market approach, and the probability weighted assessment method as considered necessary. Significant assumptions used in those methodologies include, but are not limited to, growth rates, discount rates, customer attrition rates, expected levels of revenues, earnings, cash flows and tax rates. The use of different valuation methodologies and assumptions is highly subjective and inherently uncertain and, as a result, actual results may differ materially from estimates.
Goodwill
Goodwill represents the fair value of acquired businesses in excess of the fair value of the individually identified net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. Impairment exists when the carrying amount, including goodwill, of the reporting unit exceeds its fair value, resulting in an impairment charge for this excess (not to exceed the carrying amount of the goodwill). Our annual impairment testing date is October 1. We can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value.
For purposes of the goodwill impairment test, we have determined our business operates in four reporting units: Advanced Plan Administration, Supplemental Benefit Administration, Value Based Payment Assurance, and Advisory Services. Advanced Plan Administration, Supplemental Benefit Administration, and Value Based Payment Assurance reporting units form part of the Technology Enabled Solutions reporting segment.
A qualitative assessment considers macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, and company specific factors such as trends in revenue generating activities, and merger or acquisition activity. If we elect to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair values of each of our reporting units mentioned above and compares it to their carrying values. The estimated fair values of the reporting units are established using an income approach based on a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of each reporting unit, and a market approach which compares each reporting unit to comparable companies in their respective industries.
The impairment is recorded within Operating expenses in the statements of operations and comprehensive loss in the period the determination is made. There were no impairments recorded during the periods presented.
Debt Issuance Cost
Deferred financing costs relate to our debt instruments, the short-term and long-term portions are reflected as a deduction from the carrying amount of the related debt. The deferred financing costs are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
amortized using the straight-line method over the term of the related debt instrument which approximates the effective interest method. Deferred financing costs incurred with line-of-credit arrangements are recorded as assets on our consolidated balance sheets and amortized over the term of the arrangement. Debt may be considered extinguished when it has been modified and the terms of the new debt instruments and old debt instruments are “substantially different” (as defined in the debt modification guidance in ASC Topic 470‑50, Debt — Modifications and Extinguishments (“ASC 470-50”)).
Deferred Initial Public Offering Costs
We have incurred certain costs in connection with our anticipated initial public offering (“IPO”). We capitalize such deferred costs, which primarily consist of incremental legal, professional, and other third-party fees directly attributable to the IPO. The deferred IPO costs will be offset against IPO proceeds upon consummation of an offering. Should the planned IPO be abandoned, the deferred IPO costs will be expensed immediately as a charge to Operating expenses in the statements of operations and comprehensive loss. As of December 31, 2020 and 2019, deferred IPO costs were $0.4 million and $0, respectively, and were included within Prepaid expenses and other current assets on the consolidated balance sheets.
Customer Concentrations
Revenue and Accounts receivable from our major customers are as follows:
	Revenues
	For the year ended December 31, 2020	Period from Inception to December 31, 2019	Period from January 1, 2019 to September 3, 2019
		(Successor)	(Predecessor)
(in thousands)
Customer A	$80,901	$20,972	$27,814
% of total revenue	28.6%	26.1%	19.8%
Customer B	$50,485	$17,106	$30,650
% of total revenue	17.8%	21.3%	21.8%
	Accounts Receivable
	December 31, 2020	December 31, 2019
(in thousands)
Customer A	$7,582	$10,943
% of total accounts receivable	15.0%	22.3%
Customer B	$3,447	$5,295
% of total accounts receivable	6.8%	10.8%
Our customer base is highly concentrated. Revenue may significantly decline if we were to lose one or more of our significant customers. However, our risk is reduced due to our significant customers having separate contracts with multiple product delivery solutions.
Contingencies
A liability is contingent if the amount is not presently known but may become known in the future as a result of the occurrence of some uncertain future event. We accrue a liability for an estimated loss if we determine that the potential loss is probable of occurring and the amount can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether the amount of an exposure is reasonably estimable, and accruals are based only on the information available to our management at the time the judgment is made. We expense legal costs, including those legal costs incurred in connection with a loss contingency, as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Selling, General and Administrative (“SG&A”)
SG&A expenses includes the total cost of payroll, related benefits and other personnel expense for employees who do not have a direct role with revenue generation activities, including those involved with developing new service offerings. SG&A expenses include all general operating costs including, but not limited to, rent and occupancy costs, telecommunications costs, information technology infrastructure costs, technology development costs, software licensing costs, advertising and marketing expenses and expenses related to the use of certain subcontractors and professional services firms. SG&A expenses do not include depreciation and amortization, which is stated separately in the consolidated statements of operations and comprehensive (loss) income.
Leases
We lease various property and equipment. Amortization of assets accounted for as capital leases is computed utilizing the straight-line method over the shorter of the remaining lease term or the estimated useful life. All other leases, primarily facility leases, are accounted for as operating leases. Rent expense for operating leases, which may have rent escalation provisions or rent holidays, is recorded on a straight-line basis over the non-cancelable lease period. The difference between rent expensed and rent paid is recorded as deferred rent. Lease incentives received from landlords are recorded as a deferred rent credit and amortized to rent expense over the term of the lease. Deferred rent is included in other long-term liabilities and accrued expenses on the consolidated balance sheets.
Discontinued Operations
We report financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs only when the disposal of a component or a group of components represents a strategic shift that will have a major effect on our operations and financial results. In our consolidated statements of cash flows, the cash flow from discontinued operations are not separately classified. Unless indicated otherwise, the information in the Notes to the consolidated financial statements relates to continuing operations. See Note 17. Discontinued Operations.
Income Taxes
Income tax expense includes federal, state, and foreign taxes and is based on reported income before income taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are anticipated to be settled or realized.
We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies.
We recognize the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from uncertain tax positions are measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. No tax benefits are recognized for positions that do not meet this threshold. Interest related to uncertain tax positions is recognized as part of the provision for income taxes and is accrued beginning in the period that such interest would be applicable under relevant tax law until such time that the related tax benefits are recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Fair Value of Financial Instruments
Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. There is a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1 -
Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -
Includes other inputs that are directly or indirectly observable in the marketplace, such as quoted market prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 -
Unobservable inputs which are supported by little or no market activity.

Financial instruments (principally cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) are carried at cost, which approximates fair value due to the short-term maturity of these instruments. Our long-term credit facility is carried at cost, which approximates fair value due to the variable interest rate associated with the revolving credit facility.
Contingent Consideration
On November 16, 2018, we acquired all outstanding membership units of both HealthScape Advisors and Pareto Intelligence. We recognized an earn-out liability, which represented contingent consideration. The former shareholders of HealthScape Advisors were potentially entitled to up to $15.0 million if certain adjusted revenue performance targets for the years ending December 31, 2020 and 2019 were achieved. The former shareholders of Pareto Intelligence were potentially entitled to up to $35.0 million if certain adjusted revenue performance targets for the years ending December 31, 2020 and 2019 were achieved.
The earn-out liability is subject to re-measurement to fair value at each reporting date until the contingency is resolved and the changes in fair value are recognized in the consolidated statements of operations and comprehensive (loss) income at each reporting period.
The initial fair value of the earn-out liability was determined by employing a Monte-Carlo simulation model. The underlying simulated variable was adjusted revenue discounted by the market price of risk embedded in the revenue metrics. The revenue volatility estimate was based on a study of historical asset volatility and implied volatility for a set of comparable public companies, adjusted by our operating leverage. The earn-out payments were calculated based on simulated revenue metrics and payment thresholds as set forth in the HealthScape Advisors and Pareto Intelligence purchase agreement. The calculated payments were further discounted back to present value using cost of debt reflecting our credit risk.
The fair value of the earn-out liability at each reporting date subsequent to the acquisition was measured using a probability weighted approach. Any change in fair value was recognized in the consolidated statements of operations and comprehensive (loss) income.
On September 4, 2019 in connection with the Merger, we recognized a holdback liability, which represented contingent consideration, to the sellers. See Note 4. Acquisitions. The Merger Agreement includes provisions to pay the sellers if the payments relating to earn-outs, assumed in the Merger, from the previous acquisition of HealthScape Advisors and Pareto Intelligence fall below a certain threshold. The maximum holdback payments are $7.5 million and $17.5 million for HealthScape Advisors and Pareto Intelligence, respectively. The HealthScape Advisors holdback liability is calculated based on the 2019 earn-out payments. The Pareto Intelligence holdback liability is calculated based on the 2019 and 2020 earn-out payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The initial fair value of the holdback liabilities and at each reporting date subsequent to the acquisition was measured using a probability weighted approach. Any change in fair value was recognized in the consolidated statements of operations and comprehensive (loss) income.
The following table provides a reconciliation of our Level 3 earn-out and holdback liabilities measured at estimated fair value based on an initial valuation and updated quarterly:
(in thousands)
Balance at January 1, 2019 (Predecessor)	$20,700
Change in fair value of earn-out liabilities	19,671
Balance at September 3, 2019 (Predecessor)	$40,371
Balance at Inception (Successor)	$—
Acquisition date fair value of earn-out liabilities	40,371
Acquisition date fair value of holdback liabilities	2,804
Balance at December 31, 2019 (Successor)	43,175
Payments against the earn-out liabilities	(11,867)
Change in fair value of holdback liabilities	10,329
Change in fair value of earn-out liabilities	(21,099)
Balance at December 31, 2020	$20,538
During the period ended September 3, 2019 (Predecessor), management reassessed the estimate of the earn-out liabilities which resulted in an increase of $19.7 million.
During the period from Inception to December 31, 2019 (Successor), in connection with the Merger, the earn-out liabilities were fair valued, and the holdback liabilities were established at fair value. See Note 4. Acquisitions.
As of December 31, 2020, the Pareto Intelligence earn-out payment targets were ultimately not met, partly due to the COVID-19 impact on our business. This resulted in a $21.1 million reduction in earn-out liabilities during the year ended December 31, 2020. As a result of this reduction, we increased the liabilities of the holdback payments being made to the former shareholders by $10.3 million.
The current portion of contingent consideration liabilities is included in Accrued expenses and the non-current portion is included in Other long-term liabilities on the consolidated balance sheets. As of December 31, 2020, the current portion and the non-current portion of contingent consideration liabilities were $20.5 million and $0, respectively. As of December 31, 2019, the current portion and the non-current portion of contingent consideration liabilities were $8.7 million and $34.5 million, respectively.
Net (Loss) Income Per Common Share
Basic net (loss) income per share is computed by dividing net (loss) income attributable to common shareholders (the numerator) by the weighted average number of common shares outstanding for the period (the denominator). Diluted net (loss) income per common share attributable to common shareholders is computed by dividing net (loss) income by the weighted average number of common shares outstanding during the period adjusted for the dilutive effects of common stock equivalents. In periods when losses from continuing operations are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
	Year Ended December 31, 2020	Period from Inception to December 31, 2019	Period from January 1, 2019 to September 3, 2019
		(Successor)	(Predecessor)
(in thousands, except per share data)
Net (loss) income attributable to common shareholders
Net (loss) income from continuing operations	$(6,498)	$(16,899)	$4,345
Net income (loss) from discontinued operations	36	73	(696)
Net (loss) income attributable to common shareholders	$(6,462)	$(16,826)	$3,649
Weighted-average common shares outstanding:
Basic	486,678	284,297	1,431,305
Dilutive impact of stock awards outstanding	—	—	112,469
Diluted	486,678	284,297	1,543,774
(Loss) income per share:
Basic:
Continuing operations	$(13.35)	$(59.44)	$3.04
Discontinued operations	0.07	0.26	(0.49)
Total basic (loss) income per share	$(13.28)	$(59.18)	$2.55
Diluted:
Continuing operations	$(13.35)	$(59.44)	$2.81
Discontinued operations	0.07	0.26	(0.49)
Total diluted (loss) income per share	$(13.28)	$(59.18)	$2.32
For the year ended December 31, 2020, 44,614 of potentially dilutive share-based awards outstanding were excluded from the computation of diluted net loss related to common holders as their effect was anti-dilutive. There were no potentially dilutive share-based awards outstanding from the period from Inception to December 31, 2019 (Successor). See Note 11. Share-Based Compensation.
Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
In May 2014, the FASB issued ASC 606. ASC 606 provides a single model for entities to use in accounting for revenue arising from contracts with customers and supersedes historical revenue recognition guidance. ASC 606 also requires expanded qualitative and quantitative disclosures about the nature, timing, and uncertainty of revenue and cash flows rising from contracts with customers. We adopted ASC 606 on January 1, 2019, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. For such contracts, we recorded the aggregate effect of all modifications when identifying performance obligations and allocating the transaction price in accordance with the practical expedient provided for under the accounting standard, which permits an entity to record the aggregate effect of all contract modifications that occur before the beginning of the earliest period presented in accordance with the new standard when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations. As a result of using this approach, the Company recognized a cumulative effect adjustment recorded to accumulated deficit for initial application of the guidance totaling $0.2 million for contracts not completed as of the date of the adoption. The adoption of ASC 606 had no transition impact on cash provided by or used in operating, financing, or investing activities reported in the consolidated statements of cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). Under ASU 2017-04 goodwill impairment is measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill. This ASU eliminates existing guidance that requires an entity to determine goodwill impairment by calculating the implied fair value of goodwill by hypothetically assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. This ASU is applied on a prospective basis and is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2022, and interim periods with fiscal years beginning after December 15, 2022, with early adoption, including adoption in any interim period, permitted. We early adopted this standard on January 1, 2019 and the adoption did not have a material effect on our consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820) (“ASU 2018‑13”), which amended the disclosure requirements under ASC 820. This update clarifies and unifies the disclosure of Level 3 fair value instruments. This guidance is effective for all entities in fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, although early adoption is permitted for either the entire standard or only the provisions that eliminate or modify the requirements. We adopted this standard on January 1, 2020, and the adoption did not have a material effect on our consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). ASU 2018-15 addresses the treatment of implementation costs incurred in a hosting arrangement that is a service contract. The update does not impact the accounting for the service element of a hosting arrangement that is a service contract. The update is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2020, and interim periods with fiscal years beginning after December 15, 2021, with early adoption, including adoption in any interim period, permitted. We early adopted this standard on January 1, 2020, and the adoption resulted in $2.0 million being recorded to Prepaid expenses on our consolidated balance sheets.
Accounting Pronouncements Issued Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The guidance specifies that lessees will need to recognize a right-of-use asset and a lease liability for virtually all their leases except those which meet the definition of a short-term lease. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or financing. Classification will be based on criteria that are similar to those applied in current lease accounting, but without explicit bright lines. ASU 2016-02, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods with fiscal years beginning after December 15, 2022. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. Entities will be required to use a model that will result in the earlier recognition of allowances for losses for trade and other receivables, held-to-maturity debt securities, loans, and other instruments. For available-for-sale debt securities with unrealized losses, the losses will be recognized as allowances rather than as reductions in the amortized cost of the securities. ASU 2016-13, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”), which is part of the FASB’s overall simplification initiative to reduce the costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. ASU 2019-12 simplifies accounting guidance for intra-period allocations, deferred tax liabilities, year-to-date losses in interim periods, franchise taxes, step-up in tax basis of goodwill, separate entity financial statements, and interim recognition of tax laws or rate changes. ASU 2019-12 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”), subsequently clarified in January 2021 by ASU 2021-01, Reference Rate Reform (Topic 848) (“ASU 2021-01”). The main provisions of this update provides optional expedients and exceptions for contracts, hedging relationships, and other transactions that reference the London Inter-bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The guidance in ASU 2020-04 and ASU 2021-01 was effective upon issuance and, once adopted, may be applied prospectively to contract modifications and hedging relationships through December 31, 2022. We are currently evaluating the new guidance to determine the impact ASU 2020-04 and ASU 2021-01 will have on our consolidated financial statements.
NOTE 3. REVENUE FROM CONTRACTS WITH CUSTOMERS
We provide technology enabled solutions and advisory services to assist our clients with workflows across product developments, sales, member experience, clinical management, core operations and business intelligence and analytics. We generate our revenues through our two reporting segments: (i) Technology Enabled Solutions and (ii) Advisory Services.
Technology Enabled Solutions
We assist our clients in managing the compliance and administrative requirements imposed under government sponsored health plans. Our technology solutions are primarily delivered through a web-based customizable application. This application is used to identify, track, and administer contractual services, or benefits provided under a client’s plan to its Medicare and Medicaid beneficiaries. We also provide analytics over healthcare data to capture and assess gaps in risk documentation, quality, clinical care, and compliance. Our services are provided through three primary solutions:
•
Advanced Plan Administration Solution provides technology-enabled plan administration services for government-sponsored health plans. Our solution encompasses eligibility and enrollment processing, customer service, premium billing and payment processing, member services, reconciliation and other related services.

•
Supplemental Benefit Administration Solution provides technology enabled services to manage supplemental benefits provided to members through their Medicare Advantage plans. This solution is currently focused on supplemental benefits. Our services include benefit design and administration, member eligibility and engagement product fulfillment, end to end analytics and reporting, as well as catalog development and distribution.

•
Value Based Payment Assurance Solution provides payment tools and data analytics to improve revenue accuracy and identify gaps in quality, clinical care and compliance.

Advisory Services
We provide Advisory Services that complement our technology enabled solutions, including sales and marketing strategies, provider network strategies, compliance, Star Ratings, quality, clinical, pharmacy, analytics and risk adjustment.
Five-step approach

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for contracts that are within the scope of the standard, we perform the following five steps:
1) Identify the contract(s) with a customer
A contract with a customer exists when (i) we enter into an enforceable contract with the customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance, and (iii) we determine that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. We apply judgment in determining the customer’s ability and intention to pay. Our customary business practice is to enter into legally enforceable written contracts with our customers. The majority of our contracts are governed by a master agreement between us and the customer, which sets forth the general terms and conditions of any individual contract between the parties, which is then supplemented by any of the following: software as a service agreement, statement of work, project task orders, or purchase orders. The supplement specifies the different goods and services, the associated prices, and any additional terms for an individual contract. Multiple contracts with a single counterparty entered into at the same time are evaluated to determine if the contracts should be combined and accounted for as a single contract. Typical payment terms are net 30 days.
2) Identify the performance obligations in the contract
Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or services either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, we must apply judgment to determine whether promised goods or services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met the promised goods or services are accounted for as a combined performance obligation.
A customer cannot take possession of our software in the normal course of business, nor is it feasible for a customer to contract with a third party to host the software or for a customer to host the software. Therefore, our license arrangements are accounted for as service obligations, rather than the transfer of intellectual property.
The Company is generally acting as a principal in each arrangement and, thus, recognizes revenue on a gross basis.
3) Determine the transaction price
The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. We assess the timing of transfer of goods and services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less, which is the case in most of our customer contracts. The primary purpose of our invoicing terms is not to receive or provide financing from or to customers. To the extent the transaction price includes variable consideration, we estimate the amount of variable consideration when it is required.
Typically, outside of our supplemental benefit products, we do not provide our customers with any right of return. We do not constrain the contract price as it is probable that there will not be a significant revenue reversal due to a return.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
4) Allocate the transaction price to the performance obligations in the contract
If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. However, if a series of distinct goods or services that are substantially the same qualifies as a single performance obligation in a contract with variable consideration, we must determine if the variable consideration is attributable to the entire contract or to a specific part of the contract. We allocate the variable amount to one or more distinct performance obligations or to one or more distinct services that forms a part of a single performance obligation, when the payment terms of the variable amount relate solely to our efforts to satisfy that distinct performance obligation and it results in an allocation that is consistent with the overall allocation objective of ASC 606. Where variable revenue exists in connection with providing a series of substantially similar services to our customers, we do not estimate variable revenue at the inception of a contract but recognize revenue as services are provided which typically aligns with billing. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”) unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation. We determine SSP based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, we estimate the SSP using an expected cost-plus-a-margin approach.
5) Recognize revenue when (or as) the entity satisfies a performance obligation
We satisfy performance obligations either over time or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer.
We have elected to exclude from the measurement of the transaction price all taxes (e.g., sales, use, value-added) assessed by government authorities and collected from a customer. Therefore, revenue is recognized net of such taxes.
The following table summarizes the nature and pattern of revenue recognition for our most significant performance obligations:
Performance Obligation	Revenue Type	Performance Obligation Description	Revenue Recognition Pattern	Measure of Progress
Software Solution	Software Services	We provide our clients access to in house software solutions, which are generally marketed under annual and multi-year arrangements. The solution integrates with the client’s existing technology and the client has access to the software throughout the duration of the contract.	Over Time	Input method – fixed fees revenue is recognized ratably over the contract term based on time elapsed.
The performance obligation falls under the series guidance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Performance Obligation	Revenue Type	Performance Obligation Description	Revenue Recognition Pattern	Measure of Progress
Health Plan Support	Health Plan Management	We provide a service to our clients using our proprietary technology which allows our employees to provide an administration support service to government sponsored health plans. We handle all client member needs through services, including but not limited to, processing paper and electronic enrollments, incomplete application processing, and minimizing retro enrollments. The services are provided throughout the duration of the contract which can be annual or multi-year.	Over Time	Fees are entirely variable and revenue is recognized in the period to which it relates following the series allocation exception (i.e., the period we have the contractual right to the fee).
The performance obligation falls under the series guidance.
Supplement Benefit Services	Health Plan Management	We provide a service to our clients by delivering customized solutions with trained staff specific to the client’s needs using our proprietary technology. Services such as inbound member services, grievance and enrollment processing are offered. The service is provided throughout the agreed upon period.	Over Time	Fees are entirely variable and revenue is recognized in the period to which it relates following the series allocation exception (i.e., the period we have the contractual right to the fee).
The performance obligation falls under the series guidance.
Development Services	Software Services	We offer additional services to our clients for ad hoc enhancements on their existing software solutions. The service is typically agreed upon on a standalone basis and provided over a set period of time that is usually less than a year.	Over Time	Input method – revenue is recognized proportionally over the service based on service hours or number of hours worked.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Performance Obligation	Revenue Type	Performance Obligation Description	Revenue Recognition Pattern	Measure of Progress
Consulting Services	Consulting Services	We provide advisory services to the healthcare industry in various strategic and operational areas. Each individual engagement is a distinct service with a short duration and can be offered on a fixed fee or a time and materials basis.	Over Time	Input method – revenue is recognized proportionally over the service based on hours.
Input method – for fixed fee arrangements a percentage of completion measure is used.
Shared Savings Analytics	Data Analytics	We provide a shared savings solution that is derived from an evaluation of healthcare data, delivering insights to optimize outcomes, improve financial performance and ensure compliance. These contracts are multiyear arrangements.	Point in Time	Shared savings recognized on delivery of the report of potential cost savings.
Data Validation	Data Analytics	We offer an add-on administrational service where clients can opt to have their data inputted to government websites to recover identified savings.	Over Time	Output method – revenue is recognized proportionally over the service based on number of members’ data processed for potential cost savings.
The length of the service provided is based on the number of members to be processed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Performance Obligation	Revenue Type	Performance Obligation Description	Revenue Recognition Pattern	Measure of Progress
Subscription Software Access	Data Analytics	We provide a stand ready solution that gives our clients access to an analytical tool that harmonizes third party, health plan, and clinical datasets, and applies analytic models to inform strategic product, pricing, and market decisions. These multi-year contracts allow the client to access the technology at any time to view the reports.	Over Time	Input method – fixed fee revenue is recognized ratably over the contract term based on time elapsed.
The performance obligation falls under the series guidance.
Access to a pre-determined number of data analytic assessments per year	Data Analytics	We offer an alternative subscription service to have a predetermined number of data analytic assessment runs per year over a long-term contract. The contract specifies how many data analytic runs the client can access.	Over Time	Input method – revenue is recognized as the number of runs are completed.
The performance obligation falls under the series guidance.
Supplemental Benefit Product Sales	Product Revenue	We provide a service to our clients using our proprietary technology to administer a supplemental benefit program to health insurance companies. This solution is provided on an annual contract and ships supplemental benefit products to client members. This is an end to end service starting with the order processing to shipment of the product.	Point in Time	Recognized upon shipment to members.
Catalog Sales	Product Revenue	We offer production and shipment of product catalogs to client members.	Point in Time	Recognized upon shipment to members.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Accounting Policy Elections and Practical Expedients
We contract with customers to deliver and ship tangible products within the normal course of business, such as supplemental benefit products. The control of the products transfers to the customer, in most cases, free on board (FOB) shipping point. We have elected to use the practical expedient allowed under ASC 606 to account for shipping and handling activities that occur after the customer has obtained control of a promised good as fulfillment costs rather than as an additional promised service and, therefore, we do not allocate a portion of the transaction price to a shipping service obligation. We record as revenue any amounts billed to customers for shipping and handling costs and record as cost of revenue the actual shipping costs incurred.
In accordance with ASC 606, if an entity has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date, the entity may recognize revenue in the amount to which the entity has a right to invoice (“right-to-invoice” practical expedient). We have elected to utilize this expedient on supplemental benefit products shipped and advisory services that are not based on a fixed fee.
Our standard contract terms allow for the reimbursement by a customer for certain travel expenses necessary to provide on-site services to the customer. Such reimbursed travel expenses are reported on a gross basis. Since such reimbursed travel expenses do not represent a distinct good or service nor incremental value provided to a customer, a performance obligation is deemed not to exist. Where the “right-to-invoice” practical expedient is being applied to variable consideration any client pass-thru charges related to the consulting services performance obligations are also treated under the “right-to-invoice” practical expedient.
Disaggregation of revenue
The following tables present disaggregated revenue by reporting segment:
	Year Ended December 31, 2020
(in thousands)	Technology Enabled Solutions	Advisory Services	Total
Product Revenue	$135,723	$—	$135,723
Health Plan Management	76,814	—	76,814
Consulting Services	4,754	41,578	46,332
Software Services	13,365	—	13,365
Data Analytics	10,680	—	10,680
Total	$241,336	$41,578	$282,914
	Period from Inception to December 31, 2019 (Successor)
(in thousands)	Technology Enabled Solutions	Advisory Services	Total
Product Revenue	$29,262	$—	$29,262
Health Plan Management	25,571	—	25,571
Consulting Services	1,701	13,885	15,586
Software Services	5,384	—	5,384
Data Analytics	4,612	—	4,612
Total	$66,530	$13,885	$80,415

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
	Period from January 1, 2019 to September 3, 2019 (Predecessor)
(in thousands)	Technology Enabled Solutions	Advisory Services	Total
Product Revenue	$48,293	$—	$48,293
Health Plan Management	45,245	—	45,245
Consulting Services	1,553	30,806	32,359
Software Services	6,366	—	6,366
Data Analytics	8,475	—	8,475
Total	$109,932	$30,806	$140,738
The revenue recognition pattern, point in time or over time, is consistent within all revenue categories with the exception of Data Analytics. Data Analytics includes revenue recognized on both a point in time and over time basis. The amount of point in time revenue within Data Analytics, which pertains to the Shared Savings performance obligation, was $3.8 million, $2.5 million and $4.6 million during the year ended December 31, 2020, period from Inception to December 31, 2019 (Successor) and period from January 1, 2019 to September 3, 2019 (Predecessor), respectively.
Contract Balances
The timing of our revenue recognition, invoicing, and cash collections results in billed accounts receivable, unbilled receivables, and deferred revenue. Accounts receivable includes unbilled receivable balances of $16.0 million and $9.5 million, as of December 31, 2020 and December 31, 2019, respectively.
Deferred revenue represents payments received from our customers in advance of recognition of revenue. Deferred revenue that will be recognized during the succeeding 12-month period is recognized as current deferred revenue and the remaining portion is recognized as non-current deferred revenue within Other long-term liabilities. Revenue recognized during the year ended December 31, 2020, period from Inception to December 31, 2019 (Successor) and period from January 1, 2019 to September 3, 2019 (Predecessor) that was included in the deferred revenue balance at the beginning of the period was $7.4 million, $3.9 million and $6.1 million, respectively.
In connection with the Merger, see Note 4. Acquisitions, deferred revenue was revalued by a reduction of $0.9 million to adjust it to fair value as of the acquisition date.
Assets Recognized from Costs to Obtain a Contract
Sales commission expenses that would not have occurred absent the customer contracts are considered incremental costs to obtain a contract. We have elected to take the practical expedient available to expense the incremental costs to obtain a contract as incurred when the expected benefit and amortization period is one year or less. Sales commission expenses are not material or have a period of benefit of one year or less and are therefore expensed as incurred in line with the practical expedient elected. All other costs to obtain a contract are not considered incremental and therefore are expensed as incurred.
Remaining Performance Obligations
Transaction price allocated to remaining performance obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes contract liabilities and non-cancelable amounts that will be invoiced and recognized as revenue in future periods.
The timing and amount of revenue recognition for our remaining performance obligations is influenced by several factors and therefore the amount of remaining obligations may not be a meaningful indicator of future results. Total RPO equaled $7.7 million as of December 31, 2020, of which we expect to recognize approximately $4.1 million over the next 12 months. The remaining $3.6 million is expected to be recognized in fiscal years 2022, 2023 and 2024 by $2.8 million, $0.7 million and $0.1 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Amounts above only include estimated revenues associated with contracts with customers with fixed pricing with original expected duration of more than one year. This specifically relates to our software solution performance obligation. We have elected not to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period for performance obligations with any of the following conditions: 1) the remaining performance obligation is part of a contract that has an original expected duration of one year or less; 2) the remaining performance obligation has variable consideration that is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation when that performance obligation qualifies as a series; 3) the remaining performance obligation has variable consideration that is considered constrained; or 4) the unsatisfied performance obligation falls under the right to invoice practical expedient.
NOTE 4. ACQUISITIONS
As discussed in Note 1. Business and Basis of Presentation, the Merger was consummated on September 4, 2019. The Merger was accounted for using the acquisition method of accounting in accordance with ASC 805. We concluded that Cannes is the acquirer of Parent based on Cannes taking control of greater than 50% of the voting shares of Parent. Further, the business combination was effected primarily by transferring cash and Cannes was the entity that transferred cash to the selling shareholders. The acquisition allowed TPG to expand its investments in the healthcare industry, which is a core focus industry for TPG.
Consideration of approximately $702.1 million was exchanged for all of Parent’s outstanding stock and options. Under ASC 805, transaction costs of the acquirer are not included as a component of consideration transferred but are accounted as an expense in the period in which such costs are incurred, or, if related to the issuance of debt, capitalized as debt issuance costs. Acquisition related transaction costs incurred as part of a business combination can include estimated fees related to the issuance of long-term debt, underwriting fees, as well as advisory, legal and accounting fees.
Acquisition related fees of $14.1 million were paid by TPG on behalf of CHP. As a result, these fees have been pushed down and reflected as an expense in the period from Inception to December 31, 2019 (Successor). Debt issuance costs of $6.1 million, in connection with the arrangement of debt financing to consummate the Merger, have been reported in the balance sheet as a direct deduction of the associated debt.
Convey incurred $23.0 million in transaction costs related to Parent’s advisors and transaction-based bonuses to Parent’s employees, which was included as part of the purchase consideration. Seller transaction expenses of $21.5 million were contingent on the consummation of the Merger and were recognized “on the line”, and, therefore are not reflected in the Predecessor or Successor statement of operations and comprehensive loss. Unrecognized compensation expenses of $4.1 million associated with stock options that vested upon consummation of the Merger and deferred financing costs of $3.1 million associated with the extinguishment of the Predecessor term loan and the revolving credit facility were also recognized “on the line.”
The following table summarizes the purchase consideration transferred in connection with the Merger and consists of the following:
(in thousands)
Cash consideration	$656,174
Contingent consideration payable to former owners and working capital payable	6,562
Equity rollover	39,327
Total consideration	$702,063
The fair value of the equity rollover consideration was calculated by valuing each share based on the per share common stock merger consideration.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Contingent consideration of $2.8 million was estimated to be paid to the sellers at the time of the acquisition. The initial fair value of the holdback liability was measured using a probability weighted approach.
The valuation of the assets acquired and liabilities assumed was based on fair values as of September 4, 2019, the closing date of the Merger. The allocation of consideration to the net tangible and intangible assets acquired and liabilities assumed reflect various fair value estimates and analyses, including work performed by third-party valuation specialists.
The following table summarizes the acquisition date fair value of the allocation of the purchase consideration assigned to each major class of assets acquired and liabilities assumed as of September 4, 2019, the closing date of the Merger:
	Preliminary allocation	Measurement period adjustments	Final allocation
(in thousands)
ASSETS ACQUIRED
Cash	$21,459	$—	$21,459
Accounts receivable	37,657	—	37,657
Inventories, net	1,633	—	1,633
Prepaid expenses and other current assets	8,100	—	8,100
Restricted cash	8,423	—	8,423
Property and equipment, net	17,588	—	17,588
Other assets, net	1,149	—	1,149
Total identifiable assets acquired	96,009	—	96,009
Fair value of intangible assets
Tradenames	27,300	—	27,300
Customer relationships	189,000	—	189,000
Technology	47,800	—	47,800
Total fair value of intangible assets acquired	264,100	—	264,100
Goodwill	455,006	200	455,206
Total Assets Acquired	$815,115	$200	$815,315
LIABILITIES ASSUMED
Accounts payable	$6,123	$—	$6,123
Deferred revenue	3,879	—	3,879
Accrued expenses	25,203		25,203
Capital lease obligations	595	—	595
Deferred taxes, net	29,595	200	29,795
Contingent consideration from prior acquisitions	40,371	—	40,371
Other long-term liabilities	7,286	—	7,286
Total Liabilities Assumed	$113,052	$200	$113,252
Total consideration transferred	$702,063	$—	$702,063
Due to a change in our tax estimate we made a measurement period adjustment of $0.2 million for the year ended December 31, 2020.
The preliminary value of net assets acquired and liabilities assumed of $247.1 million were recorded at their fair values. Measurement period adjustments were made which changed the net assets acquired and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
liabilities assumed to $246.9 million. Finite-lived intangible assets acquired of $264.1 million related to tradenames, customer relationships, and technology are being amortized on a straight-line basis, which best reflects the pattern of usage. We estimated the fair value of the identifiable intangible assets based upon a third-party valuation. The weighted average useful life of tradenames, customer relationships and technology at the time of acquisition was 19.7 years, 11 years and 10 years, respectively.
The tradenames and technology were valued using the relief from royalty method. Under this method a royalty rate is applied to the revenues associated with the respective trade name and technology to capture value associated with use of the intangible assets as if licensed. The resulting royalty savings are then discounted to present value at rates reflective of the risk and return expectations of the cash flows to derive their respective fair values as of the closing date of the Merger.
The customer relationships were valued utilizing the multi-period excess earnings method. Under this method, revenues, operating expenses and other costs were estimated in order to derive cash flows attributable to the customer relationships. The resulting cash flows were then discounted to present value at rates reflective of the risk and return expectations to arrive at the fair value of the customer relationship as of the closing date of the Merger.
The fair value of property and equipment acquired was determined using the cost approach. The market approach was also utilized for assets with active secondary markets.
The fair value of the deferred revenue was estimated based on the costs to satisfy our remaining obligations, plus a reasonable profit considering the mark-up that a third-party market participant would charge to service the deferred revenue.
Contingent consideration from prior acquisitions was fair valued based on a probability weighted assessment.
Goodwill of $455.2 million as of December 31, 2020, represents the excess of cost over the fair value of net tangible assets and finite-lived intangible assets acquired and it is not deductible for income tax purposes. The goodwill is attributable to the general reputation of the business and the collective experience of management and employees. Goodwill of $88.9 million, $190.2 million, $138.2 million and $37.9 million was assigned to the Advanced Plan Administration, Supplemental Benefits Administration, Value Based Analytics and Advisory Services reporting units, respectively, based on expected benefits from the combination as of the Merger date. See Note 7. Intangibles Assets and Goodwill.
Unaudited Supplemental Pro Forma Information
The pro forma results presented below include the effects of the Merger as if it had occurred on January 1, 2019. The pro forma results for the year ended December 31, 2019 includes (i) the additional depreciation and amortization resulting from the adjustments to the value of property and equipment and intangible assets resulting from purchase accounting, (ii) the additional amortization of the estimated adjustment to decrease the assumed deferred revenue obligations to fair value that would have been charged assuming the acquisition occurred on January 1, 2019, together with the consequential tax effects. The pro forma results also include interest expense associated with debt used to fund the acquisitions and adjustments to exclude interest expense from debt extinguished in the Merger. The pro forma results do not include any anticipated synergies or other expected benefits of the acquisitions. The pro forma information does not purport to be indicative of what our results of operations would have been if the Merger had in fact occurred at the beginning of the period presented and is not intended to be a projection of our future results of operations. Transaction expenses are included within the pro forma results.
The unaudited pro forma combined results, which assumes the Merger was completed on January 1, 2019 are as follows for the twelve months ended December 31, 2019:
(in thousands)	Revenue	Net Loss
2019 supplemental pro forma from January 1, 2019 through December 31, 2019	$220,993	$(20,815)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 5. PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:
	December 31
(in thousands)	2020	2019
Prepaid expenses and other advances(1)	$6,616	$3,842
Inventory purchase advances	2,206	—
Cloud computing subscription & implementation costs	1,986	—
Tenant facility lease allowances	789	4,558
Other current assets	3,623	1,811
Total prepaid expenses and other current assets	$15,220	$10,211

(1)
Includes prepaid IT related licenses of $1,492 and $1,646 for the year ended December 31, 2020, and December 31, 2019, respectively.

NOTE 6. PROPERTY AND EQUIPMENT
Property and equipment consist of the following:
(in thousands)	Estimated Life (in years)	December 31
		2020	2019
Office and computer equipment	3 – 8 years	$10,383	$4,879
Leasehold improvements	Up to 10 years	10,572	8,911
Furniture and fixtures	2 – 8 years	3,794	3,501
Software	3 years	1,486	922
		26,235	18,213
Less: accumulated depreciation		(5,568)	(1,376)
Property and equipment, net		$20,667	$16,837
Depreciation expense for the year ended December 31, 2020 totaled $4.2 million and from Inception to December 31, 2019 (Successor) and from January 1, 2019 to September 3, 2019 (Predecessor) totaled $1.4 million and $2.1 million, respectively.
We lease various equipment and software under capital leases. The depreciation expense associated with the assets under capital leases for the year ended December 31, 2020 totaled $0.1 million and from Inception to December 31, 2019 (Successor) and from January 1, 2019 to September 3, 2019 (Predecessor) totaled $0.03 million and $0.02 million, respectively. Assets held under capital leases are included in property and equipment as follows:
	December 31
(in thousands)	2020	2019
Office and computer equipment	$1,682	$552
Less: accumulated depreciation	(192)	(74)
Total financing leases included in property and equipment	$1,490	$478

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 7. INTANGIBLE ASSETS AND GOODWILL
As of December 31, 2020 and 2019, goodwill was $455.2 million and $455.0 million, respectively; the activity is as follows:
(in thousands)
Balance at January 1, 2019 (Predecessor)	$159,246
Measurement period adjustments	2,544
Acquisitions	—
Impairment	—
Balance at September 3, 2019 (Predecessor)	$161,790
Balance at Inception (Successor)	$—
Acquisitions	455,006
Impairment	—
Balance at December 31, 2019 (Successor)	455,006
Measurement period adjustments	200
Acquisitions	—
Impairment	—
Balance at December 31, 2020	$455,206
The goodwill allocated to the Technology Enabled Solutions and Advisory Services reportable segments is $417.3 million and $37.9 million, respectively, as of December 31, 2020. Goodwill is assessed for impairment on an annual basis and on an interim basis when indicators of impairment exist. We completed our goodwill assessment as of October 1, 2020 and determined goodwill was not impaired.
The fair value of identifiable intangible assets consisted of the following at December 31, 2020:
(in thousands)	Weighted average remaining useful life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets
Tradenames	18.6	$27,300	$(1,940)	$25,360
Customer relationships	9.7	189,000	(22,909)	166,091
Technology	8.7	47,800	(6,373)	41,427
Capitalized software development costs	2.4	6,405	(441)	5,964
Total intangible assets		$270,505	$(31,663)	$238,842
The fair value of identifiable intangible assets consisted of the following at December 31, 2019:
(in thousands)	Weighted average remaining useful life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets
Tradenames	19.7	$27,300	$(485)	$26,815
Customer relationships	10.7	189,000	(5,727)	183,273
Technology	9.7	47,800	(1,594)	46,206
Capitalized software development costs	2.7	2,169	(17)	2,152
Total intangible assets		$266,269	$(7,823)	$258,446
Amortization expense for Tradenames, Customer relationships and Technology for the year ended December 31, 2020 was $23.4 million and in the period from Inception to December 31, 2019 (Successor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
and during the period from January 1, 2019 to September 3, 2019 (Predecessor) totaled $7.8 million and $10.6 million, respectively.
Amortization expense for Capitalized software development costs for the year ended December 31, 2020 was $0.4 million and during the period from January 1, 2019 to September 3, 2019 (Predecessor) totaled $0.7 million. The amortization expense in the period from Inception to December 31, 2019 (Successor) was immaterial.
We expect to recognize amortization of all intangible assets over a weighted average period of 10.2 years with no expected residual values. These charges are classified as operating expenses in the consolidated statements of operations and comprehensive (loss) income.
Expected future amortization expense consists of the following for each of the following years ended December 31:
(in thousands)
2021	$23,930
2022	23,916
2023	23,531
2024	23,377
2025	23,297
NOTE 8. ACCRUED EXPENSES
Accrued expenses and other current liabilities consist of the following:
	December 31
(in thousands)	2020	2019
Contingent consideration	$20,538	$8,671
Incentive bonus	12,198	9,925
Employee related	11,065	6,039
Sales and use tax	7,469	6,051
Rebates	3,822	2,295
Accrued interest	2,794	1,172
Accrued professional fees	6,389	2,063
Working capital settlement accruals	—	3,758
Other	2,884	1,633
Total accrued expenses	$67,159	$41,607
NOTE 9. CREDIT FACILITY
On September 4, 2019, we entered into the First Lien Credit Agreement (the “Credit Agreement”). The Credit Agreement provides for senior secured credit facilities consisting of (i) a $225.0 million closing date term loan (the “Term Facility”) and loans thereunder (the “Term Loans”) and (ii) $40.0 million revolving credit facility (the “Revolving Facility”), collectively, (the “Credit Facility”). The Term Facility has a seven-year term which expires on September 4, 2026 and the Revolving Facility has a five-year term which expires on September 4, 2024. We paid debt issuance costs of approximately $6.1 million on the closing date of the Credit Facility, $5.2 million is being amortized over the life of the Term Facility (84 months) and $0.9 million is being amortized over the term of the Revolving Facility (60 months) on a straight-line method. The Revolving Facility includes a letter of credit sub-facility (subject to a sublimit not to exceed $10.0 million) and a swing line loan sub-facility (subject to a sublimit not to exceed $10.0 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
On April 8, 2020, we amended the Credit Agreement to establish an incremental loan facility in an aggregate principal amount equal to $25.0 million for an incremental term loan request (the “2020 Incremental Term Loan”) bearing interest at the Eurodollar Rate expiring September 4, 2026. We paid debt issuance costs of approximately $1.1 million on the closing date of the 2020 Incremental Term Loan, which is being amortized over the life of the 2020 Incremental Term Loan (77 months) on a straight-line method.
The Credit Agreement includes an uncommitted incremental facility, which provides that Convey has the right at any time to request term loan increases, additional term loan facilities, revolving commitment increases and/or additional revolving credit facilities, in an aggregate principal amount, together with the aggregate principal amount of permitted incremental equivalent debt under the Credit Agreement, not to exceed (a) the sum of the greater of (i) $46.9 million and (ii) 100.0% of Consolidated EBITDA (as defined in the Credit Agreement) of Convey and its restricted subsidiaries for the most recently ended period of four consecutive fiscal quarters of Convey (calculated on a pro forma basis), plus (b) certain additional amounts, including an unlimited amount subject to pro forma compliance with a leverage ratio test.
Interest Rate and Fees
Borrowings under the Credit Agreement (other than borrowings of swing line loans) bear interest at a rate per annum equal to, at our election of either (i) the LIBOR for the relevant interest period (subject to a floor of 1.00% per annum) plus an applicable margin, as defined in the Credit Agreement, or (ii) a base rate plus an applicable margin, as defined in the Credit Agreement. We elected to use the LIBOR rate for the Term Loans and the Revolving Facility. The Credit Agreement provides for the replacement of LIBOR with a successor or alternative index rate in the event LIBOR is phased-out.
In addition to paying interest on the outstanding principal of the Credit Facility, we are required to pay a commitment fee in respect of any unused commitments under the Revolving Facility at a rate that is subject to adjustment based upon the First Lien Net Leverage Ratio, as defined in the Credit Agreement, (maximum debt to Earnings Before Interest, Income Tax, Depreciation and Amortization (“EBITDA”), as defined in the Credit Agreement) at such time and ranges from 0.375% to 0.500% per annum. We are also required to pay customary letter of credit fees and certain other agency fees.
Covenants
The Credit Facility contains a financial covenant that requires us to maintain as of the last day of each period of four consecutive quarters of the Company, a First Lien Net Leverage Ratio not to exceed 7.4 to 1.0 if, as of the last day of any fiscal quarter of the Company, there are outstanding revolving loans and letters of credit (excluding (i) undrawn letters of credit in an aggregate face amount up to $10.0 million and (ii) letters of credit (whether drawn or undrawn) to the extent reimbursed, cash collateralized or backstopped on terms reasonably acceptable to the applicable issuing bank on or prior to the date that is three business days following the end of the applicable period of four consecutive fiscal quarters of Convey) in an aggregate principal amount exceeding 35% of the aggregate principal amount of the Revolving Facility at such time.
Prepayments and Mandatory Prepayment
Under the terms of the Credit Agreement, we are permitted to voluntarily prepay outstanding loans or commitments in whole or part without premium or penalty other than certain exceptions described in the Credit Agreement; however, the Credit Agreement requires us to prepay outstanding term loans, subject to certain exceptions and limitations with (i) 50% of our annual excess cash flow, subject to certain step-downs based upon the First Lien Net Leverage Ratio; (ii) 100% of the net cash proceeds of certain asset sales or casualty events; and (iii) 100% of the net cash proceeds of certain incurrences or issuances of indebtedness.
Scheduled Repayments
We are required to make scheduled quarterly payments on the Term Loans (i) each calendar quarter equal to 0.25% of the closing aggregate principal amount beginning on December 31, 2019, in an amount

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
equal to 0.25% of the aggregate principal amount of the Term Loans outstanding on September 4, 2019 with the balance due upon maturity date and (ii) in respect of the 2020 Incremental Term Loans, beginning with the quarter ended June 30, 2020, in an amount equal to 0.25% of the aggregate principal amount of the 2020 Incremental Term Loan outstanding on April 8, 2020, with the balance due on maturity. We are required to repay the aggregate principal amount outstanding under the Revolving Facility, and the aggregate principal amount of each swing line loan under the Revolving Facility, at maturity of the Revolving Facility on September 4, 2024.
Guarantees and Collateral
All obligations under the Credit Agreement are unconditionally guaranteed by Parent and certain subsidiaries. All obligations under the Credit Agreement are secured, subject to permitted liens and other exceptions and limitations, by first priority security interests in substantially all the assets of the Company and each guarantor (including all the equity interests of Convey).
As of December 31, 2020 and 2019, unamortized deferred financing costs for the Term Loans totaled $5.2 million and $4.9 million costs, respectively. Amortization of deferred financing costs for the year ended December 31, 2020 totaled $0.9 million and $0.2 million from Inception to December 31, 2019 (Successor) and $0.3 million from January 1 to September 4, 2019 (Predecessor).
As of December 31, 2020 and 2019, unamortized deferred financing costs associated with the Revolving Facility totaled $0.7 million and $0.8 million, respectively, and were included in Other assets in the consolidated balance sheets, respectively. Amortization of deferred financing costs was approximately $0.2 million, $0.1 million and $0.1 million for the year ended December 31, 2020, Inception to December 31, 2019 (Successor) and January 1 to September 3, 2019 (Predecessor), respectively.
Amortization of deferred financing costs is included within Interest expense in the consolidated statement of operations and comprehensive loss.
The Term Facility accrued interest at 6.25% per annum. As of December 31, 2020 and 2019, the aggregate principal balance was $222.2 million and $224.4 million, respectively. As of December 31, 2020, the 2020 Incremental Term Loan accrued interest at 10.0% per annum, and the aggregated principal balance was $24.8 million with no balance outstanding at December 31, 2019.
The Revolving Facility accrued interest at 2.75% per annum. As of December 31, 2020 and 2019, the available balance was $39.5 million and $40.0 million, respectively. On January 23, 2020, we established an irrevocable transferable letter of credit (“LOC”) in the favor of a lessor totaling $0.5 million. The LOC expires on January 31, 2021; however, per the terms of the agreement, the LOC automatically extends for a one year period upon the expiration date and each anniversary thereafter, unless at least 60 days prior to such expiration date or anniversary written notice is provided that we elect not to extend the LOC.
Debt consists of the following as of December 31:
	December 31
(in thousands)	2020	2019
Term loans	$246,999	$224,437
Less: deferred financing costs	(5,209)	(4,937)
Term loans, net of deferred financing costs	241,790	219,500
Less: current portion	(2,500)	(2,250)
	$239,290	$217,250

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Debt Maturities Schedule
The required principal payments for Term Loans for each of the five years and thereafter following the balance sheet date are as follows:
(in thousands)
2021	$2,500
2022	2,500
2023	2,500
2024	2,500
2025	2,500
Thereafter	234,499
Total	$246,999
NOTE 10. SHAREHOLDERS’ EQUITY
Predecessor Period
We are authorized to issue 2,500,000 shares of Common Stock, par value $0.01 per share of which (i) 2,000,000 shares are designated as voting common stock (the “Predecessor Voting Common Stock”) and (ii) 500,000 shares are designated as non-voting common stock (the “Predecessor Non-Voting Common Stock”). The designations, powers, preferences, rights, qualifications, limitations and restrictions of or applicable to the Predecessor Voting Common Stock and the Predecessor Non-Voting Common Stock shall be identical, except as otherwise required by law and for certain voting privileges. The holders of the Predecessor Voting Common Stock are entitled to one vote for each share of Predecessor Voting Common Stock held.
As part of the Merger, 38 shareholders entered into an equity rollover agreement which permitted the holder to contribute their shares of common stock of the Parent in exchange for common stock of CHP.
For the period ended September 3, 2019 (Predecessor), there were 1,431,305 Predecessor Voting Common Stock shares issued and outstanding.
Successor Period
We are authorized to issue 1,000,000 shares of Common Stock, par value $0.01 per share of which (i) 915,000 shares are designated as voting common stock (the “Voting Common Stock”) and (ii) 85,000 shares are designated as non-voting common stock (the “Non-Voting Common Stock”). The designations, powers, preferences, rights, qualifications, limitations and restrictions of or applicable to the Voting Common Stock and the Non-Voting Common Stock shall be identical, except as otherwise required by law and for certain voting privileges. The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held.
For the year ended December 31, 2020 and the period from Inception to December 31, 2019 (Successor), there were 486,678 Voting Common Stock shares issued and outstanding.
NOTE 11. SHARE-BASED COMPENSATION
Predecessor Period
We granted stock options to key employees under the Convey Health Parent, Inc. 2016 Stock Option Plan (“Predecessor Equity Plan”). The granted options were comprised of time-vesting options and performance-vesting options to acquire Parent’s non-voting Common Stock.
On the effective date of the Merger (See Note 4. Acquisitions), the Predecessor Equity Plan was terminated, and each vested option was settled in cash or equity in the amount of $45.0 million. Outstanding

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
stock options of 191,706 with a weighted average exercise price of $108.26 were either exercised or forfeited in conjunction with the Merger. Refer to Note 4. Acquisitions for additional details. No stock options were granted in the period from January 1, 2019 to September 3, 2019 (Predecessor).
Successor Period
On September 4, 2019, the effective date, CHP’s Board of Directors adopted the Cannes Holding Parent, Inc. 2019 Equity Incentive Plan (the “Equity Plan”) to enable us to offer directors, officers, other employees and consultants an opportunity to participate in the increased value of the Company. Our Equity Plan provides for the grant of non-qualified stock options, restricted stock, restricted stock units and other share-based awards (including stock appreciation rights (“SARs”)). Under the equity plan, a total of 100,000 shares of CHP Common Stock are authorized for issuance to eligible participants. The Equity Plan is administered by a committee comprised of two or more members of the Board and has the power to: (i) select from among the eligible individuals those persons who shall receive awards; (ii) determine the time or times of receipt and the number of common stock shares covered by the awards; (iii) establish the terms, conditions, performance criteria, restrictions and other aspects of the awards and the provisions of the applicable award agreement; (iv) modify, amend, cancel or suspend awards; and (v) make all other determinations and findings, including factual findings, deemed necessary or advisable for the administration of the Equity Plan.
The Equity Plan shall automatically terminate on, and no options may be granted under the Equity Plan after, the tenth anniversary of the effective date. No options were granted in the period from Inception through December 31, 2019 (Successor).
In March 2020, pursuant to the Equity Plan, CHP issued option awards to acquire 45,426 shares, respectively, of CHP’s Common Stock having an exercise price of $1,000 per share and a term of ten (10) years. The awards were comprised of time-vesting and performance-vesting options.
The time-vesting options will vest 20% on the first anniversary of the commencement date, defined in each option agreement, and the remainder will vest in 16 equal 3-month installments over the following four years. Upon a change in control the time-vested options will vest fully.
The performance-vesting options are eligible to vest 20% each year subject to the Company meeting certain annual Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”) targets. Each year has been accounted for as a separate tranche. To the extent that any performance-based options have not vested pursuant to achievement of the annual Adjusted EBITDA targets (performance condition), catch-up vesting may occur if at any time prior to or upon the option expiration date of the award, TPG achieves a certain multiple-of-money return (market condition). Upon the consummation of a change in control, (i) the service conditions with respect to all options will be satisfied in full and (ii) all performance-based options that have not become vested pursuant to the achievement of the Adjusted EBITDA targets or do not satisfy the catch-up vesting criteria will be immediately forfeited without any payment or consideration due from us.
The following table reflects our shares that are reserved under the 2019 Equity Plan as of December 31, 2020:
Shares initially reserved under the 2019 Equity Plan	100,000
Time-based stock options granted under the 2019 Equity Plan	(22,713)
Performance-based stock options granted under the 2019 Equity Plan	(22,713)
Stock options forfeited	812
Remaining shares available for future grant	55,386
Compensation expense related to stock options granted to certain employees and non-employee directors is based on the fair value of the awards on the grant date. If the service inception date precedes the grant date, accrual of compensation cost for periods before the grant date is based on the fair value of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
award at the reporting date. In the period in which the grant date occurs, cumulative compensation cost is adjusted to reflect the cumulative effect of measuring compensation cost based on fair value at the grant date rather than the fair value previously used at the service inception date or any subsequent reporting date. Forfeitures are recorded as they occur. We elected to recognize compensation cost related to time-vested options with graded vesting features on a straight-line basis over the requisite service period. Compensation cost related to performance-vesting option, where a performance condition or a market condition that affects vesting exists, is recognized over the shortest of the explicit, implicit or defined service periods. Compensation cost is adjusted depending on whether or not the performance condition is achieved. If the performance condition is probable or becomes probable of being achieved, the full fair value of the award (i.e., without regard for the market condition) is recognized. If the performance condition is not probable of being achieved, then compensation cost for the value of the award incorporating the market condition is recognized. We currently expect that the performance condition is more probable to be achieved than the market condition.
The following table summarizes the total share-based compensation expense included in the consolidated statements of operations and comprehensive (loss) income:
	Year Ended December 31, 2020	Period from Inception to December 31, 2019	Period from January 1, 2019 to September 3, 2019
		(Successor)	(Predecessor)
(in thousands)
Selling, general and administrative	$6,682	$—	$300
Total stock-based compensation expense	$6,682	$—	$300
The estimated income tax benefit of stock-based compensation expense included in the provision for income taxes is approximately $1.9 million and $0.08 million, for the year ended December 31, 2020 and period from January 1, 2019 through September 3, 2019 (Predecessor), respectively. There was no income tax benefit for the period from Inception through December 31, 2019 (Successor). No stock-based compensation costs were capitalized in any period.
During the year ended December 31, 2020, period from Inception through December 31, 2019 (Successor) and period from January 1, 2019 through September 3, 2019 (Predecessor), respectively, cash received upon exercise under all share-based compensation arrangements totaled $0 for all periods.
Stock Option Grants
Stock option activity and information about stock options outstanding are summarized in the following table:
	Stock Option Awards	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2019 (Predecessor)	195,688	$188.08	8.18
Granted	—	—
Forfeited	(3,962)	141.71
Outstanding at September 3, 2019 (Predecessor)	191,726	$108.71	8.24
Outstanding at Inception (Successor)	—	$—	—
Granted	—	—
Exercised	—	—
Forfeited	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
	Stock Option Awards	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2019 (Successor)	—	—	—
Granted	45,426	1,000.00
Exercised	—	—
Forfeited	(812)	1,000.00
Outstanding at December 31, 2020	44,614	$1,000.00	9.20
Vested or expect to vest as of December 31, 2020	44,614	$1,000.00	9.20
Exercisable at December 31, 2020	14,500	$1,000.00	9.20

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2020 is $0. The weighted average fair value of options in 2020 was $450.96 on the dates of grant.
As of December 31, 2020, there was approximately $13.4 million total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 2.93 years.
We estimate the fair value of the stock option awards on the date of grant using the Black-Scholes Merton model and/or the Monte-Carlo simulation model. The time-vesting options have a service and performance condition. The time-vesting options have their fair value calculated using the Black-Scholes Merton model. The performance-vesting options have a performance condition and a market condition. Both amounts, with and without the market condition, are calculated at the grant date. The fair value of the options without the market condition is valued using the Black-Scholes Merton model. The fair value of the options with the market condition is valued using the Monte-Carlo simulation model. Option valuation models, including the Black-Scholes Merton model and Monte-Carlo simulation model, require the input of certain assumptions that involve judgment. Changes in the input assumptions can materially affect the fair value estimates and, ultimately, how much we recognize as stock-based compensation expense. The fair value of the options granted during the year, without the market condition, were estimated on the date of the grant using the Black-Scholes Merton model based on the following assumptions:
2020 Grants
Expected term (years)	5.85 to 6.10
Expected volatility	50% to 55%
Risk free interest rate	0.36% to 0.95%
Expected dividend yield	—
There is no active external or internal market for our common shares. Thus, it was not possible to estimate the expected volatility of our share price in estimating fair value of options granted. Accordingly, as a substitute for such volatility, the Company used the historical volatility of the common stock of other companies in the same industry over a period of time commensurate with the expected term of the options awarded. The expected term for options granted is based on the “simplified” method described in Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, and SAB No. 110, Share-Based Payment, since the simplified method provides a reasonable estimate in comparison to actual experience. Management had estimated the risk-free interest rate based on U.S. Treasury note rates for the expected term.
Long-Term Incentive Awards
In March 2020, CHP issued fifty-six (56) Long-Term Incentive (LTI) awards with a total grant-date fair value of $1.1 million to employees. These awards vest upon satisfaction of the performance condition as determined by our Board of Directors at its sole discretion, subject to the participants continued

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
employment or service. The performance condition is satisfied by TPG meeting a certain multiple-of-money return, on a scale, prior to or upon (i) TPG in the aggregate beneficially owning less than 20% of the voting equity securities of the Company or (ii) the date on which a change in control occurs. The awards contain a market condition with an implicit performance condition. No awards have vested as of December 31, 2020 as such events did not occur during the year ended December 31, 2020. No awards have been cancelled. The awards do not expire; on the date the performance condition is met any unvested shares will be forfeited.
LTI Awards
Granted	56
Forfeited	(2)
Outstanding as of December 31, 2020	54
Settlement of the award can be made, as determined by the Board of Directors at its sole discretion, (i) in cash, (ii) common stock, or (iii) in other property acceptable to the Board of Directors. The LTI’s are treated as liability-based awards under ASC Topic 718, Compensation — Stock Compensation, (“ASC 718”) and the Company shall recognize compensation expense for the LTIs upon the liquidity event occurring.
The fair value of the LTI awards granted during the year were estimated on the date of the grant using the Monte-Carlo Simulation analysis based on the following assumptions:
LTI Awards
Expected term (years)	2.25 to 4.25
Expected volatility	60%
Risk free interest rate	0.15% to 0.23%
Expected dividend yield	—
There is no active external or internal market for our common shares. Thus, it was not possible to estimate the expected volatility of our share price in estimating the fair value of the LTI awards granted. Accordingly, as a substitute for such volatility, we used the historical volatility of the common stock of other companies in the same industry over a period of time commensurate with the expected term of the LTI awards. The expected term for LTI awards granted is estimated based on our expectation for a change of control event. Management had estimated the risk-free interest rate based on U.S. Treasury note rates for the expected term.
NOTE 12. EMPLOYEE SAVINGS PLAN
We offer our employees a savings plan pursuant to Section 401(k) of the Internal Revenue Code (the “Code”), whereby employees may contribute a percentage of their compensation, not to exceed the maximum amount allowable under the Code. At the discretion of the Board of Directors, we may elect to make matching or other contributions into the savings plan. We made matching contributions of $1.6 million, $0.4 million and $0.9 million for the year ended December 31, 2020, the period from Inception through December 31, 2019 (Successor) and the period from January 1, 2019 through September 3, 2019 (Predecessor), respectively, to our employee savings plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 13. TAXES
Income tax expense (benefit) from continuing operations is summarized as follows:
	Year Ended December 31, 2020	Period from Inception to December 31, 2019	Period from January 1, 2019 to September 3, 2019
(in thousands)		(Successor)	(Predecessor)
Pretax (loss) income
Domestic	$(8,524)	$(17,968)	$(19,033)
Foreign	122	211	90
Total pre tax loss	(8,402)	(17,757)	(18,943)
Current tax expense:
Federal	—	—	—
State	(689)	(78)	(3)
Foreign	(303)	(9)	(17)
Total Current tax expense	(992)	(87)	(20)
Deferred tax benefit:
Federal	2,342	765	16,119
State	554	180	7,189
Foreign	—	—	—
Total deferred tax benefit	2,896	945	23,308
Total tax benefit (expense):
Federal	2,342	765	16,119
State	(135)	102	7,186
Foreign	(303)	(9)	(17)
Total benefit for taxes on income	$1,904	$858	$23,288
We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.
We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. We are no longer subject to U.S. federal income tax examinations for the years prior to 2017. With few exceptions, we are no longer subject to state income tax examinations for the years prior to 2017. At December 31, 2020, there are no income tax examinations currently in process in the U.S. jurisdictions.
Our subsidiary, Convey Health Solutions Philippines, Inc. (“CHSP”), is subject to income taxes in the Philippines at a favorable rate due to certain tax incentives afforded to our subsidiary by the Philippine Economic Zone Authority. At December 31, 2020, our subsidiary is under examination by the Bureau of Internal Revenue for years 2014, 2016, 2018 and 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred taxes were as follows at December 31:
	December 31
(in thousands)	2020	2019
Deferred tax assets:
Net operating loss carry forward	$13,997	$16,947
General business credits	4,078	3,350
Accrued compensation	5,921	2,273
Stock-based compensation	1,870	—
Foreign tax credit	268	268
Deferred revenue	260	1,051
Allowance for refunds, claim denials and returns	171	30
Accrued liabilities	1,707	246
Intangible assets	648	700
Deferred rent	367	199
Accrued Taxes	3,264	1,693
Interest Expense	—	2,349
Tenant Improvement Allowance	1,431	474
Uniform Capitalization	532	51
Other	121	30
Total deferred tax assets	$34,635	$29,661
Deferred tax liabilities:
Identifiable Intangible assets	$(50,827)	$(54,685)
Accrued compensation	—	(97)
Property and equipment	(5,687)	(2,919)
Software development costs	(1,669)	(605)
Change in Fair Value on Contingent liability	(3,013)	—
Other	—	(33)
Total deferred tax liabilities	$(61,196)	$(58,339)
Net deferred tax liability	$(26,561)	$(28,678)
The total of all deferred tax assets is $34.6 million and $29.7 million as of December 31, 2020 and 2019, respectively. The total of all deferred tax liabilities is $61.2 million and $58.3 million as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, we had no unrecognized tax benefits. A valuation allowance is established when it is “more likely than not” that all, or a portion, of net deferred tax assets will not be realized. Based on our review of available evidence, the Company has determined that all deferred tax assets will be realized and therefore has not established any valuation allowances.
As a result of the Merger, an analysis was completed in accordance with Internal Revenue Code Section 382 (“Section 382”) to determine the limitations associated with our use of preexisting Net Operating Loss (“NOL”) carryforwards in future periods. The annual limitation is based on a number of factors including the value of our stock (as defined for tax purposes) on the date of the ownership change, our net unrealized built in gain position on that date and the effect of any subsequent ownership changes, if any. We retained a third party to complete the required Section 382 analysis who determined that at September 4, 2019 approximately $66.9 million of the NOL carryforwards will be available to future tax periods in varying increments annually. As of December 31, 2020, the Company had $50.0 million of federal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOL carryforwards which begin to expire in 2023 and $52.6 million of combined NOL carryforwards in various states which will begin to expire in 2023.
The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. Consequently, we have filed NOL carryback claims for the years 2016 and 2017. Furthermore, the CARES Act contains modifications on the limitation of business interest for tax years beginning in 2019 and 2020. The modifications to Internal Revenue Code Section 163(j) increase the allowable business interest deduction from 30% of adjusted taxable income to 50% of adjusted taxable income. This modification significantly increases the allowable interest expense deduction and results in significantly less taxable income for the year-ended 2020, resulting in less utilization of net operating losses in that year. As a result of the CARES Act, it is anticipated that we will fully utilize all interest expense that was deferred with no additional disallowed interest expense in 2020. Finally, the CARES Act included a retroactive technical correction as if it were included in the Tax Cuts and Jobs Act originally. The CARES Act permits Qualified Improvement Property to qualify for 15-year depreciation and therefore also be eligible for 100 percent first-year bonus depreciation.
A reconciliation of the provision for income taxes at the federal statutory rate compared to the effective tax rate is as follows:
	Year Ended December 31, 2020	Period from Inception to December 31, 2019	Period from January 1, 2019 to September 3, 2019
(in thousands)		(Successor)	(Predecessor)
Income tax expense at the statutory rate	$1,764	$3,729	$3,978
Increase in income taxes resulting from:	—	—	—
Foreign Jurisdiction rate different than the statutory	(277)	35	2
State taxes, net of federal	(159)	242	5,837
Loss on Extinguishment of Debt	—	—	654
Transaction bonuses deduction for tax not for book	—	—	2,713
Tax credits	272	(71)	72
Option Holder Compensation	—	—	9,300
Buyer Transaction Costs not Deductible for Tax	—	(2,953)	—
70% Success based deductible transaction Costs	—	—	1,185
Prior Year Adjustments	—	—	(170)
Carryback Due To CARES Act	154	—	—
Fair value contingency	375	—	—
Disallowed Fringe Benefits	(140)	(43)	(59)
Other	(85)	(81)	(224)
Income tax benefit	$1,904	$858	$23,288

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 14. TRANSACTION RELATED COSTS
The following table represents the components of Transaction related costs as reported in the consolidated statements of operations and comprehensive (loss) income:
	Year Ended December 31, 2020	Period from Inception to December 31, 2019	Period from January 1, 2019 to September 3, 2019
(in thousands)		(Successor)	(Predecessor)
Mergers and acquisitions related costs	$1,526	$14,784	$2,511
Public company readiness costs	2,423	—	—
Total	$3,949	$14,784	$2,511
NOTE 15. COMMITMENTS AND CONTINGENCIES
Leases
We lease office space, warehouse and distribution space, and equipment under non-cancelable operating and capital leases expiring at various dates through 2029. Lease terms generally range from two to seven years with one to two renewal options for extended terms which are taken into consideration when evaluating the overall term of the lease. In most cases, we are required to make additional payments under facility operating leases for taxes, insurance, and other operating expenses incurred during the operating lease period. Certain of these leases contain rent concessions and payment escalations, in which case rent expense, including the impact of the concessions and/or escalations, is recognized on a straight-line basis over the term of the lease.
Rent expense under all operating leases was approximately $7.8 million, $2.5 million, and $5.3 million, for the year ended December 31, 2020, period from Inception through December 31, 2019 (Successor) and period from January 1, 2019 through September 3, 2019 (Predecessor), respectively.
The remaining aggregate commitment for lease payments under the operating lease for the facilities as of December 31, 2020 are as follows:
(in thousands)	Capital Leases	Operating Leases
2021	$474	$7,752
2022	529	6,420
2023	402	6,275
2024	122	5,897
2025	89	3,856
Thereafter	—	5,750
Total	$1,616	$35,950
Less: amounts representing interest	$126
Net present value of capital lease obligations	$1,490
Employment Agreements
We have employment agreements with various executives. The agreements have open-ended terms providing that employment shall continue until terminated by either party in accordance with the agreement. In addition to salary, bonuses, and benefits, the agreements also provide for termination benefits if the agreements are terminated by us for reasons other than cause or by the executives for good reason.
Inventory Purchases
As of December 31, 2020, we have contractual commitments to purchase inventory from certain manufacturers totaling $6.5 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Legal Proceedings
We are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our estimates or should liabilities be incurred that were not previously accrued. Potential insurance reimbursements are not offset against potential liabilities.
Because of the uncertainties associated with claims resolution and litigation, future expenses to resolve these matters could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses. If information were to become available that allowed us to reasonably estimate a range of potential expenses in an amount higher or lower than what we have accrued, we would adjust our accrued liabilities accordingly. Additional lawsuits, claims, inquiries, and other regulatory and compliance matters could arise in the future. The range of expenses for resolving any future matters would be assessed as they arise; until then, a range of potential expenses for such resolution cannot be determined. Based upon current information, we concluded that the impact of the resolution of these matters would not be, individually or in the aggregate, material to our financial position, results of operations or cash flows.
On July 11, 2017, Ronnie Kahululani Solis (“Solis”) filed suit in the Los Angeles Superior Court against one of our former subsidiaries, Gorman Health Group, LLC, which merged into Convey Health Solutions, Inc. effective September 1, 2020, for damages for negligence and negligence per se arising out of an incident that occurred on March 3, 2017. Solis alleges damages in excess of $6.0 million stemming from an accident involving a vehicle and a motorcycle. The vehicle was being operated by a Gorman employee in the scope of his employment. The Company and Solis are continuing to discuss terms of settlement. The Company is covered by insurance up to $6.0 million. The expected range of the likely verdict is $1.0 million to $2.5 million based on jury awards in similar cases. We recorded a $1.0 million accrual in relation to this matter and a $1.0 million receivable for the anticipated insurance proceeds upon settlement. The amounts recorded are based on the low end of the range as no better estimate within the range can be determined.
Sales Tax Accrual
On June 21, 2018, the U.S. Supreme Court issued an opinion in South Dakota v. Wayfair. The State of South Dakota alleged that U.S. constitutional law should be revised to permit South Dakota to require remote sellers to collect and remit sales tax in South Dakota in accordance with South Dakota’s sales tax statute. Under the U.S. Supreme Court’s ruling, the longstanding Quill Corp v. North Dakota sales tax case was overruled, and states may now require remote sellers to collect sales tax under certain circumstances. Consequently, we began collecting sales tax in 21 states that it deemed in accordance with the new statute. Pursuant to South Dakota’s statute, we are not required to pay sales tax retroactively.
ASC Topic 450, Contingencies, (“ASC 450”) requires an estimated loss to be accrued by a charge to income if it is probable that a liability has been incurred or when there is at least a reasonable possibility that a liability may have been incurred at the date of the financial statements and the amount of the liability can be reasonably estimated. We recognized liabilities for contingencies related to state sales and use tax deemed probable and estimable totaling $7.5 million and $6.1 million at December 31, 2020 and 2019, respectively. These are included in accrued liabilities in our consolidated balance sheets.
NOTE 16. RELATED PARTY TRANSACTIONS
TPG Management Service Agreement
On September 4, 2019, in connection with the Merger, we entered into a management services agreement (“MSA”) with TPG. Under the MSA, TPG agreed to provide certain financial, strategic advisory services, and consulting services in exchange for (i) reimbursement of certain expenses incurred by TPG and (ii) an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
aggregate annual retainer fee of 1% based on our previous year’s consolidated EBITDA determined by CHP’s Board of Directors. Additional services may be provided in exchange for the fees structured within the MSA. We paid management and consulting fees of $0.6 million, $0.2 million, and $0 for the year ended December 31, 2020, period from Inception through December 31, 2019 (Successor) and period from January 1, 2019 through September 3, 2019 (Predecessor), respectively. We also paid TPG $0.3 million in incremental term loan arranger fees for the year ended December 31, 2020, and no payment was made in the period from Inception through December 31, 2019 (Successor) and period from January 1, 2019 through September 3, 2019 (Predecessor). There was no amount payable to TPG as of December 31, 2020 and 2019. In the event the MSA is terminated by an IPO or business combination and TPG continues to hold at least 10% of equity of the Company upon closing of such transaction, we are required to pay TPG the net present value of the remaining portion of management and consulting fees that would have been incurred until three years after the date of such termination, as well as certain other expenses of TPG.
New Mountain Capital Advisory Agreement
On October 5, 2016, the Predecessor entered into an arrangement with New Mountain Capital, L.L.C. (“NMC”) to which NMC agreed to provide certain advisory services. Under the arrangement, we incurred management and consulting fees of $0.1 million from January 1, 2019 to September 3, 2019 (Predecessor). The arrangement terminated September 4, 2019, upon the Merger.
EIR Partners Consulting Agreement
On October 5, 2016, the Predecessor entered into a Consulting Agreement with EIR Partners, LLC (“EIR”), a member of the Company’s former Board of Directors, and current shareholder. Under the terms of the Consulting Agreement, EIR provides consulting services for the purpose of analyzing and reviewing potential sellers in the marketplace for the benefit of Convey as agreed to from time-to-time. As compensation for service, the Company remits to EIR $10 thousand monthly, plus reasonable out-of-pocket expenses incurred in the performance of the duties under the Consulting Agreement. The Consulting Agreement may be terminated by either party upon providing 10 days advance written notice and unless terminated, automatically renews for additional terms of one year. For the year ended December 31, 2020 and the period from January 1 to September 3, 2019 (Predecessor), $0.1 million was paid for services rendered during each period. The cash paid for the period from Inception to December 31, 2019 (Successor) was immaterial. The Consulting Agreement is still active with the Company.
NOTE 17. DISCONTINUED OPERATIONS
On February 9, 2018, in order to focus on our Technology Enabled Solutions and Advisory Services, we announced a plan to abandon our Business Processing Outsourcing (“BPO”) unit which provided labor resources to fulfill a wide range of plan administration functions based on client requirements. According to the plan of abandonment, clients were notified on February 15, 2018 that we would no longer provide BPO services; however, we offered to assist the client during the approximate one year wind down period. Services were provided through the first quarter of 2019 and final billings were sent to the remaining clients during March of 2019. In addition, one of BPO clients required further assistance with data storage for a short period of time after final billings were sent. We entered into a services agreement (“Service Agreement”) with this client to grant access to our data storage in exchange for a monthly flat fee of $0.03 million. All run-off operations of our BPO unit ceased in the first quarter of 2020. The Service Agreement ended in the first quarter of 2020. We abandoned the BPO unit as we were unable to sell the line due to competitive pricing and the ease of transition to competitors.
The abandonment of the BPO unit qualified for reporting as a discontinued operation, as the abandonment represented a strategic shift of the Company’s operations and financial results in accordance with ASC Topic 205-20, Presentation of Financial Statements — Discontinued Operations (“ASC 205-20”). In addition, the operations and cash flows of BPO were distinguishable operationally, and for financial reporting purposes, from the rest of the Company.
The operating results of our discontinued operations through the date of abandonment are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
	Year Ended December 31, 2020	Period from Inception to December 31, 2019	Period from January 1, 2019 to September 3, 2019
(in thousands)		(Successor)	(Predecessor)
Major line items constituting income from discontinued operations
Service revenue	$50	$98	$3,301
Cost of services	—	5	2,550
Selling, general and administrative	—	(8)	1,718
Income (loss) from discontinued operations before provision for income taxes	50	101	(967)
Provision expense (benefit) for income taxes	14	28	(271)
Income (loss) from discontinued operations, net of tax	$36	$73	$(696)
Accounts receivable related to discontinued operations of $0 and $43 thousand, as of December 31, 2020 and December 31, 2019, respectively, are included in the accompanying consolidated balance sheets.
Supplemental cash flow information and adjustments to reconcile net (loss) income to net cash flow from operating activities for discontinued operations on the BPO unit are below:
	Year Ended December 31, 2020	Period from Inception to December 31, 2019	Period from January 1, 2019 to September 3, 2019
(in thousands)		(Successor)	(Predecessor)
Operating activities:
Net income (loss) from discontinued operations	$36	$73	$(696)
Decrease in accounts receivable	$43	$—	$2,808
Decrease in deferred revenue	$—	$—	$(64)
There were no other significant operating or investing non-cash items for the year ended December 31, 2020, period from Inception through December 31, 2019 (Successor) and period from January 1, 2019 through September 3, 2019 (Predecessor).
No interest was allocated to discontinued operations as there was no associated debt with the BPO unit during the year ended December 31, 2020, period from Inception through December 31, 2019 (Successor) and period from January 1, 2019 through September 3, 2019 (Predecessor).
NOTE 18. SEGMENT INFORMATION
ASC 280 establishes the standards for reporting information about segments in financial statements. In applying the criteria set forth in ASC 280, we have determined that we have two reportable segments: Technology Enabled Solutions and Advisory Services. These reportable segments reflect the change in our operating structure and the manner in which the CODM group assesses information for decision-making purposes. The CODM group consists of our Chief Executive Officer and Chief Financial Officer.
The key factors used to identify these reportable segments are the organization and alignment of our internal operations and the nature of our products and services. This reflects how the CODM group monitors performance, allocates resources, and makes strategic and operational decisions.
In addition to the reportable segments, we have the “Unallocated” classification which includes those profit and loss items not allocated to either reportable segment. Unallocated includes corporate costs, primarily relating to group wide functions, including but not limited to, finance, tax and legal.
There are no inter-segment sales that require elimination.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Information by Segment
We present reportable segment revenue and Segment Adjusted EBITDA. Segment Adjusted EBITDA is the financial measure by which management and the CODM group allocate resources and analyze the performance of the reportable segments.
Segment Adjusted EBITDA represents each segment’s earnings before interest, tax, depreciation and amortization and is further adjusted to exclude certain items of a significant or unusual nature, including but not limited to, change in fair value of contingent consideration, COVID-19 cost impacts, non-cash stock compensation, and transaction-related costs such as transaction bonuses, merger & acquisition costs, and contract termination costs.
We do not report assets by reportable segment, as this metric is not used by the CODM group to allocate resources to the segments.
The accounting policies applied by each segment are the same as those described in Note 2. Summary of Significant Accounting Policies.
Presented in the tables below is revenue and Segment Adjusted EBITDA by reportable segment:
	Year Ended December 31, 2020
(in thousands)	Technology Enabled Solutions	Advisory Services
Revenue	$241,336	$41,578
Segment Adjusted EBITDA	$66,043	$8,204
	Period from Inception to December 31, 2019 (Successor)
(in thousands)	Technology Enabled Solutions	Advisory Services
Revenue	$66,530	$13,885
Segment Adjusted EBITDA	$14,881	$1,445
	Period from January 1, 2019 to September 3, 2019 (Predecessor)
(in thousands)	Technology Enabled Solutions	Advisory Services
Revenue	$109,932	$30,806
Segment Adjusted EBITDA	$29,205	$6,073

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table presents a reconciliation of Segment Adjusted EBITDA to consolidated U.S. GAAP (loss) income from continuing operations before income taxes:
	Year Ended December 31, 2020	Period from Inception to December 31, 2019	Period from January 1, 2019 to September 3, 2019
(in thousands)		(Successor)	(Predecessor)
Technology Enabled Solutions Segment Adjusted EBITDA	$66,043	$14,881	$29,205
Advisory Services Segment Adjusted EBITDA	8,204	1,445	6,073
Total	$74,247	$16,326	$35,278
Unallocated(1)	$(9,024)	$(66)	$(3,595)
Adjustments to reconcile to U.S. GAAP (loss) income from continuing operations before income taxes
Depreciation and amortization	(28,032)	(9,188)	(13,359)
Interest expense, net	(18,853)	(5,762)	(6,213)
Income tax provision	1,904	858	23,288
Change in fair value of contingent consideration	10,770	—	(19,671)
Cost of COVID-19(2)	(10,174)	—	—
Consultant lower utilization due to COVID-19	(2,062)	—	—
Sales and use tax	(8,194)	(1,906)	(3,133)
Non-cash stock compensation expense	(6,682)	—	(300)
Transaction related costs	(3,949)	(14,784)	(2,511)
Acquisition bonus expense – HealthScape and Pareto acquisition	(1,989)	(1,663)	(3,685)
Other(3)	(4,460)	(714)	(1,754)
Net (loss) income from continuing operations	$(6,498)	$(16,899)	$4,345

(1)
Represents certain corporate costs associated with the executive compensation, legal, accounting, finance and other costs not specifically attributable to the segments.

(2)
Expenses incurred due to the COVID-19 pandemic include the following: $3.2 million early hire of employees due to social distancing and work at home protocols; $2.9 million higher pricing from vendors due to supply chain disruptions, product shortages and increases in shipping costs; $2.8 million higher employee costs due to hazard pay for our employees, enhanced sick pay due to illness and quarantine protocols; $0.7 million for COVID-19 training, overtime, temporary resources, and IT costs due to the change in the work environment; and $0.5 million janitorial costs due to enhanced COVID-19 protocols.

(3)
These adjustments include individual immaterial adjustments related to legal fees associated with obtaining the incremental loans, contract termination costs assessed upon the early termination of a facility lease, severance costs incurred as a result of eliminating certain positions, management fees, certain revenue adjustments, contract termination costs, severance, professional fees incurred in the implementation of ASC 606, and consulting costs for the selection of ERP solution.

Geographic Data
We operate principally in the U.S. No revenue was generated outside of the United States. Likewise, over 99.5% of the total consolidated long-lived assets are located in the U.S., whereas less than 0.5% of the total consolidated long-lived assets are located in our operations outside of the U.S.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 19. SUBSEQUENT EVENT
On February 11, 2021, our Board, through a unanimous written consent, adopted a written resolution declaring a special dividend in an aggregate amount of $74.5 million in cash (“Special Dividend”) ultimately to be distributed to the shareholders’ of CHP.
The Special Dividend was paid out in the aggregate amount of $74.5 million on February 18, 2021 after entering into an amendment to the Credit Agreement on February 12, 2021. The amendment to the credit agreement established incremental term loans in an aggregate principal amount equal to $78.0 million (the “2021 Incremental Term Loans”) to pay (i) transaction fees and expenses, and (ii) the Special Dividend. The 2021 Incremental Term Loans bear interest at LIBOR and expire on September 4, 2026.
The Equity Plan provides that in the event of an extraordinary cash dividend the Board of CHP may adjust option awards outstanding including making a provision for a cash payment or adjusting the exercise price of an award. The Board of CHP determined the Special Dividend was an extraordinary cash dividend and it was equitable priced for the following: (i) each holder of vested options outstanding as of February 11, 2021, receive a cash dividend of $148.32 per share of the vested portion of the underlying option, and (ii) the unvested portion of each option be adjusted effective immediately following the Special Dividend; by reducing the exercise price by $148.32 per share. A cash dividend per vested option of $2.3 million was paid to the respective option holders on February 26, 2021.
We have evaluated subsequent events through March 24, 2021, which is the date these consolidated financial statements were available to be issued.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CANNES HOLDING PARENT, INC.
PARENT COMPANY ONLY
CONDENSED BALANCE SHEETS
(in thousands, except per share data)
	December 31, 2020	December 31, 2019
ASSETS
Investment in subsidiaries	$470,285	$469,914
Total assets	$470,285	$469,914
LIABILITIES AND SHAREHOLDERS’ EQUITY
Intercompany payables to subsidiaries	$135	$41
Common stock, $0.01 par value, 1,000,000 shares authorized and 486,678 shares issued and outstanding at December 31, 2020 and 2019	5	5
Additional paid-in capital	493,355	486,673
Accumulated other comprehensive income	78	21
Accumulated deficit	(23,288)	(16,826)
Total shareholders’ equity	470,150	469,873
Total liabilities and shareholders’ equity	$470,285	$469,914
See accompanying notes to consolidated financial statements.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CANNES HOLDING PARENT, INC. (SUCCESSOR)
CONVEY HEALTH PARENT, INC. (PREDECESSOR)
PARENT COMPANY ONLY
CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)
	Year Ended December 31, 2020	Period from Inception to December 31, 2019	Period from January 1, 2019 to September 3, 2019
		(Successor)	(Predecessor)
Equity in income (loss) of subsidiaries	$314	$(2,721)	$3,949
Operating expenses	(6,776)	(14,105)	(300)
Net (loss) income	(6,462)	(16,826)	3,649
Equity in other comprehensive income (loss) of subsidiaries	57	21	(15)
Comprehensive (loss) income	$(6,405)	$(16,805)	$3,634
See accompanying notes to consolidated financial statements.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CANNES HOLDING PARENT, INC. (SUCCESSOR)
CONVEY HEALTH PARENT, INC. (PREDECESSOR)
PARENT COMPANY ONLY
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)
	For the year ended December 31, 2020	Period from Inception to December 31, 2019	Period from January 1, 2019 to September 3, 2019
		(Successor)	(Predecessor)
Net cash used in operating activities	$—	$(14,064)	$—
Cash flows from investing activities
Investment in subsidiaries	—	(433,287)	—
Net cash used in investing activities	—	(433,287)	—
Cash flows from financing activities
Proceeds from capitalization	—	447,351	—
Net cash provided by financing activities	—	447,351	—
Net increase in cash and cash equivalents and restricted cash	—	—	—
Cash, cash equivalents and restricted cash at beginning of period	—	—	—
Cash, cash equivalents and restricted cash at end of period	$—	$—	$—
Non-cash investing and financial activities
Common stock issued in exchange to Parent for the acquisition	$—	$39,327	$—
See accompanying notes to consolidated financial statements.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
Note to Registrant’s Condensed Financial Statements (Parent Company Only)
Basis of Presentation
These condensed parent company financial statements of Cannes Holding Parent, Inc. (Successor) and Convey Health Parent, Inc. (Predecessor) have been prepared in accordance with Rule 12-04 of Regulation S-X, as the restricted net assets of the subsidiaries of Cannes Holding Parent, Inc. (Successor) and Convey Health Parent, Inc. (Predecessor) exceed 25% of the consolidated net assets of the Cannes Holding Parent, Inc. (Successor) and Convey Health Parent, Inc. (Predecessor) as stipulated by Rule 5‑04, Section 1 from Regulation S-X.
The ability to pay dividends by subsidiaries of Cannes Holding Parent, Inc. (Successor) and Convey Health Parent, Inc. (Predecessor) may be restricted due to the terms of the Credit Agreement, as described in Note 9. Credit Facility, in the consolidated financial statements.
These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the Cannes Holding Parent, Inc. (Successor) and Convey Health Parent, Inc. (Predecessor) account for investments in their subsidiaries using the equity method. These condensed parent company financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this report.
See accompanying notes to consolidated financial statements.

CANNES HOLDING PARENT, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)
	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$28,938	$45,366
Accounts receivable, net of allowance for doubtful accounts of $951 and $610 as of March 31, 2021 and December 31, 2020, respectively	45,585	50,589
Inventories, net	13,902	11,094
Prepaid expenses and other current assets	14,112	15,220
Restricted cash	3,560	3,560
Total current assets	106,097	125,829
Property and equipment, net	20,049	20,667
Intangible assets, net	234,092	238,842
Goodwill	455,206	455,206
Restricted cash	120	160
Other assets	2,457	2,364
Total assets	$818,021	$843,068
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$9,889	$21,308
Accrued expenses	54,444	67,159
Capital lease obligations, current portion	469	361
Deferred revenue, current portion	6,133	6,466
Term loans, current portion	3,280	2,500
Total current liabilities	74,215	97,794
Capital leases obligations, net of current portion	990	1,129
Deferred taxes, net	25,470	26,561
Term loans, net of current portion	313,838	239,290
Other long-term liabilities	7,809	8,144
Total liabilities	422,322	372,918
Commitments and contingencies (Note 14)
Shareholders’ equity
Common stock, $0.01 par value, 1,000,000 shares authorized and 486,678 shares issued and outstanding at March 31, 2021 and December 31, 2020	5	5
Additional paid-in capital	419,845	493,355
Accumulated other comprehensive income	71	78
Accumulated deficit	(24,222)	(23,288)
Total shareholders’ equity	395,699	470,150
Total liabilities and shareholders’ equity	$818,021	$843,068
See accompanying notes to unaudited condensed consolidated financial statements

CANNES HOLDING PARENT, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except per share amounts)
(unaudited)
	For the Three Months Ended March 31,
	2021	2020
Net revenues:
Services	$43,527	$34,484
Products	39,104	30,259
Net revenues	82,631	64,743
Operating expenses:
Cost of services(1)	24,021	19,575
Cost of products(1)	26,527	20,988
Selling, general and administrative	20,099	21,120
Depreciation and amortization	7,372	6,842
Transaction related costs	1,086	145
Total operating expenses	79,105	68,670
Operating income (loss)	3,526	(3,927)
Other income (expense):
Interest income	—	6
Interest expense	(5,467)	(4,270)
Total other expense, net	(5,467)	(4,264)
Loss from continuing operations before income taxes	(1,941)	(8,191)
Income tax benefit	1,007	1,263
Net loss from continuing operations	(934)	(6,928)
Income from discontinued operations, net of tax	—	36
Net loss	$(934)	$(6,892)
Loss per common share – Basic and diluted
Continuing operations	(1.92)	(14.24)
Discontinued operations	—	0.07
Net loss per common share	$(1.92)	$(14.17)
Net loss	$(934)	$(6,892)
Foreign currency translation adjustments	(7)	(2)
Comprehensive loss	$(941)	$(6,894)

(1)
Excludes amortization of intangible assets and depreciation, which are separately stated below.

See accompanying notes to unaudited condensed consolidated financial statements

CANNES HOLDING PARENT, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except for number of shares)
(unaudited)
	Common stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
For the Three Months Ended March 31, 2020
December 31, 2019	486,678	$5	$486,673	$21	$(16,826)	$469,873
Share based compensation	—	—	3,223	—	—	3,223
Foreign currency translation adjustments	—	—	—	(2)	—	(2)
Net loss	—	—	—	—	(6,892)	(6,892)
March 31, 2020	486,678	5	489,896	19	(23,718)	466,202
For the Three Months Ended March 31, 2021
December 31, 2020	486,678	$5	$493,355	$78	$(23,288)	$470,150
Share based compensation	—	—	990	—	—	990
Foreign currency translation adjustments	—	—	—	(7)	—	(7)
Dividend	—	—	(74,500)	—		(74,500)
Net loss	—	—	—	—	(934)	(934)
March 31, 2021	486,678	$5	$419,845	$71	$(24,222)	$395,699
See accompanying notes to unaudited condensed consolidated financial statements

CANNES HOLDING PARENT, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	For the Three Months Ended March 31,
	2021	2020
Cash flows from operating activities
Net loss	$(934)	$(6,892)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation expense	1,386	1,032
Amortization expense	5,986	5,810
Provision for bad debt	342	(31)
Provision for inventory reserve	399	—
Deferred income taxes	(963)	(1,556)
Amortization of debt issuance costs	328	231
Share-based compensation	990	3,223
Changes in operating assets and liabilities:
Accounts receivable	4,662	3,158
Inventory	(3,207)	(3,559)
Prepaid expenses and other assets	843	6,209
Accounts payable and other accrued liabilities	(22,100)	(1,145)
Deferred revenue	(358)	(543)
Net cash (used in) provided by operating activities	(12,626)	5,937
Cash flows from investing activities
Acquisition, net of cash received	—	(3,757)
Purchases of property and equipment, net	(3,063)	(372)
Capitalized software development costs	(1,287)	(985)
Net cash used in investing activities	(4,350)	(5,114)
Cash flows from financing activities
Proceeds from issuance of debt	78,000	—
Payment of debt issuance cost	(2,133)	—
Principal payment on term loan	(821)	(563)
Payment on capital leases	(31)	(29)
Dividend	(74,500)	—
Net cash provided by (used in) financing activities	515	(592)
Effect of exchange rate changes on cash	(7)	(2)
Net decrease in cash and cash equivalents and restricted cash	(16,468)	229
Cash, cash equivalents and restricted cash at beginning of period	49,086	21,346
Cash, cash equivalents and restricted cash at end of period	$32,618	$21,575
Cash, cash equivalents and restricted cash as of the end of the period
Cash and cash equivalents	$28,938	$16,240
Restricted cash	3,560	1,615
Restricted cash, non current	120	3,720
Cash, cash equivalents and restricted cash	$32,618	$21,575
Supplemental disclosures of cash flow information:
Cash paid for taxes	$216	$2
Cash paid for interest	$4,961	$2,717
Non-cash investing and financial activities:
Capitalized software and property and equipment, net included in accounts payable	$471	$232
See accompanying notes to unaudited condensed consolidated financial statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
NOTE 1. BUSINESS AND BASIS OF PRESENTATION
Business
Cannes Holding Parent, Inc. (collectively with its subsidiaries, “we”, “us”, “our”, “CHP” or the “Company”) provides technology enabled solutions to payors within the large and growing government sponsored health plan market. Our platform combines proprietary modular technology and end-to-end solutions to serve as an extension of our clients’ operations and core systems. Our clients are primarily Medicare Advantage, Medicare Part D and Employer Group Waiver Plans, as well as Pharmacy Benefit Managers. CHP is a United States (“U.S.”) based holding company incorporated in Delaware. Our principal executive offices are located in Fort Lauderdale, Florida.
Basis of Presentation and Consolidation
CHP was formed on June 13, 2019 for the purpose of acquiring Convey Health Solutions, Inc. (“Convey”). On September 4, 2019, Cannes Parent, Inc. (“Cannes”), a direct subsidiary of CHP, entered into an agreement (the “Merger Agreement”) to acquire all of the outstanding stock of Convey through the merger of Cannes Merger Sub, Inc. (“Merger Sub”) and Convey Health Parent, Inc. (“Parent”) (the “Merger”) with Parent surviving as a direct subsidiary of Cannes. The Merger principally occurred through an investment from TPG Cannes Aggregation, L.P., which is primarily funded by partners of TPG Partners VIII, L.P. and TPG Healthcare Partners, L.P. or any parallel fund or their alternative investment vehicles (collectively, “TPG”).
The accompanying condensed consolidated financial statements are unaudited and include the accounts of CHP and our wholly-owned subsidiaries. They have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Our condensed consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the three months ended March 31, 2021 and 2020, and the condensed consolidated balance sheet as of March 31, 2021, are not audited but reflect all adjustments that are of a normal recurring nature and that are considered necessary for a fair statement of the results for the periods shown. Our condensed consolidated balance sheet as of December 31, 2020, has been derived from our audited consolidated financial statements as of that date. Our condensed consolidated financial statements should be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2020, which include a complete set of footnote disclosures, including our significant accounting policies. The results for interim periods are not necessarily indicative of the results that may be expected for a full fiscal year or for any other future period. All significant intercompany balances and transactions have been eliminated in consolidation.
COVID-19 Pandemic
During the first quarter ended March 31, 2020, concerns related to the spread of novel coronavirus (“COVID-19”) began to create global business disruptions as well as disruptions in our operations. COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. Governments at the national, state and local level in the U.S., and globally, have implemented aggressive actions to reduce the spread of the virus, with such actions including lockdown and shelter in place orders, limitations on non-essential gatherings of people, suspension of all non-essential travel, and ordering certain businesses and governmental agencies to cease non-essential operations at physical locations. The spread of COVID-19 has caused significant volatility in the U.S. and international markets. The impact of COVID-19 on our business resulted in elongated sales cycles, postponement of customer contract renewals, and slower implementation of software solutions for our clients, as well as a reduction in billable hours in one of our reportable segments, the Advisory Services segment. See Note 17. Segment Information.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
We have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in context with the unknown future impacts of COVID-19 using information that is reasonably available to us at this time. While our current assessment of our estimates did not have a material impact on our condensed consolidated financial statements as of and for the three months ended March 31, 2021, as additional information becomes available to us, our future assessment of our estimates, including our expectations at the time regarding the duration, scope and severity of the pandemic, as well as other factors, could materially and adversely impact our consolidated financial statements in future reporting periods.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information currently available to us and based on various other assumptions that we conclude to be reasonable under the circumstances. While management concludes that such estimates are reasonable when considered in conjunction with our condensed consolidated balance sheets and statements of operations and comprehensive loss taken as a whole, actual results could differ materially from those estimates.
Deferred Initial Public Offering Costs
We have incurred certain costs in connection with our anticipated initial public offering (“IPO”). As of March 31, 2021 and December 31, 2020, deferred IPO costs were $3.3 million and $0.4 million, respectively, and were included within Prepaid expenses and other current assets on the condensed consolidated balance sheets.
Customer Concentrations
Revenue and Accounts receivable from our major customers are as follows:
(in thousands)	Revenues
	For the Three Months Ended March 31,
	2021	2020
Customer A	$19,626	$17,901
% of total revenue	23.8%	27.6%
Customer B	$16,766	$11,018
% of total revenue	20.3%	17.0%
(in thousands)	Accounts Receivable
	March 31, 2021	December 31, 2020
Customer A	$3,137	$7,582
% of total accounts receivable	6.9%	15.0%
Customer B	$4,730	$3,447
% of total accounts receivable	10.4%	6.8%
Our customer base is highly concentrated. Revenue may significantly decline if we were to lose one or more of our significant customers. However, our risk is reduced due to our significant customers having separate contracts with multiple product delivery solutions.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
Contingent Consideration
We recognized an earn-out liability in connection with the November 2018 acquisition of HealthScape Advisors, LLC (“HealthScape Advisors”) and Pareto Intelligence, LLC (“Pareto Intelligence”), which represented contingent consideration.
The initial fair value of the earn-out liability was determined by employing a Monte-Carlo simulation model. The underlying simulated variable was adjusted revenue discounted by the market price of risk embedded in the revenue metrics. The revenue volatility estimate was based on a study of historical asset volatility and implied volatility for a set of comparable public companies, adjusted by our operating leverage. The earn-out payments were calculated based on simulated revenue metrics and payment thresholds as set forth in the HealthScape Advisors and Pareto Intelligence purchase agreement. The calculated payments were further discounted back to present value using cost of debt reflecting our credit risk. The fair value of the earn-out liability at each reporting date subsequent to the acquisition was measured using a probability weighted approach.
In connection with the Merger, we recognized a holdback liability, which represented contingent consideration. The initial fair value of the holdback liabilities and at each subsequent reporting date was measured using a probability weighted approach.
A change in any of the unobservable inputs used can significantly change the fair value of our Level 3 earn-out and holdback liabilities. The fair value of earn-out and holdback liabilities was $20.5 million at both March 31, 2021, and December 31, 2020.
Net Loss Per Common Share
Basic loss per share is computed by dividing net loss attributable to common shareholders (the numerator) by the weighted average number of common shares outstanding for the period (the denominator). Diluted net loss per common share attributable to common shareholders is computed by dividing net loss by the weighted average number of common shares outstanding during the period adjusted for the dilutive effects of common stock equivalents. In periods when losses from continuing operations are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive.
	For the Three Months Ended March 31,
(in thousands, except per share data)	2021	2020
Net loss attributable to common shareholders
Net loss from continuing operations	$(934)	$(6,928)
Net income from discontinued operations	—	36
Net loss attributable to common shareholders	$(934)	$(6,892)
Weighted-average common shares outstanding:
Basic and diluted	486,678	486,678
Loss per share:
Basic and diluted
Continuing operations	$(1.92)	$(14.24)
Discontinued operations	—	0.07
Net loss per common share	$(1.92)	$(14.17)
For the three months ended March 31, 2021 and 2020, 45,164 and 45,020 of potentially dilutive share-based awards outstanding, respectively, were excluded from the computation of diluted net loss related to common holders as their effect was anti-dilutive. See Note 10. Share-Based Compensation.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
Significant Accounting Policies
There have been no material changes in our significant accounting policies during the three months ended March 31, 2021, as compared to the significant accounting policies described in Note 2 to the consolidated financial statements for the year ended December 31, 2020.
Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
Changes to U.S. GAAP that went into effect in the three months ended March 31, 2021, did not have a material effect on our condensed consolidated financial statements.
Accounting Pronouncements Issued Not Yet Adopted
Changes to U.S. GAAP that are not yet effective are not expected to have a material effect on our condensed consolidated financial statements.
NOTE 3. REVENUE FROM CONTRACTS WITH CUSTOMERS
We provide technology enabled solutions and advisory services to assist our clients with workflows across product developments, sales, member experience, clinical management, core operations and business intelligence and analytics. We generate our revenues through our two reporting segments: (i) Technology Enabled Solutions and (ii) Advisory Services.
Technology Enabled Solutions
We assist our clients in managing the compliance and administrative requirements imposed under government sponsored health plans. Our technology solutions are primarily delivered through a web-based customizable application. This application is used to identify, track, and administer contractual services, or benefits provided under a client’s plan to its Medicare and Medicaid beneficiaries. We also provide analytics over healthcare data to capture and assess gaps in risk documentation, quality, clinical care, and compliance. Our services are provided through three primary solutions:
•
Advanced Plan Administration Solution provides technology-enabled plan administration services for government-sponsored health plans. Our solution encompasses eligibility and enrollment processing, customer service, member services, premium billing and payment processing, reconciliation and other related services.

•
Supplemental Benefit Administration Solution provides technology enabled services to manage supplemental benefits provided to members through their Medicare Advantage plans. This solution is currently focused on supplemental benefits. Our services include benefit design and administration, member eligibility and engagement product fulfillment, end to end analytics and reporting, as well as catalog development and distribution.

•
Value Based Payment Assurance Solution provides payment tools and data analytics to improve revenue accuracy and identify gaps in quality, clinical care and compliance.

Advisory Services
We provide Advisory Services that complement our technology enabled solutions, including sales and marketing strategies, provider network strategies, compliance, Star Ratings, quality, clinical, pharmacy, analytics and risk adjustment.
Revenues are recognized when goods and services are transferred to our clients in exchange for the consideration we expect to be entitled to receive. To determine the appropriate recognition of revenue for transactions, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.
Disaggregation of revenue
The following tables present disaggregated revenue by reporting segment:
(in thousands)	For the Three Months Ended March 31, 2021
	Technology Enabled Solutions	Advisory Services	Total
Product Revenue	$39,104	$—	$39,104
Health Plan Management	23,942	—	23,942
Consulting Services	1,038	13,049	14,087
Software Services	2,730	—	2,730
Data Analytics	2,768	—	2,768
Total	$69,582	$13,049	$82,631
(in thousands)	For the Three Months Ended March 31, 2020
	Technology Enabled Solutions	Advisory Services	Total
Product Revenue	$30,259	$—	$30,259
Health Plan Management	19,615	—	19,615
Consulting Services	793	10,053	10,846
Software Services	2,046	—	2,046
Data Analytics	1,977	—	1,977
Total	$54,690	$10,053	$64,743
The revenue recognition pattern, point in time or over time, is consistent within all revenue categories with the exception of Data Analytics which includes revenue recognized on both a point in time and over time basis. The amount of point in time revenue within Data Analytics was $1.4 million and $0.6 million during the three months ended March 31, 2021 and 2020, respectively.
Contract Balances
The timing of our revenue recognition, invoicing, and cash collections results in billed accounts receivable, unbilled receivables, and deferred revenue. Accounts receivable includes unbilled receivable balances of $16.0 million, as of March 31, 2021 and December 31, 2020, respectively.
Deferred revenue represents payments received from our customers in advance of recognition of revenue. Deferred revenue that will be recognized during the succeeding 12-month period is recognized as current deferred revenue and the remaining portion is recognized as non-current deferred revenue within Other long-term liabilities. Revenue recognized during the three months ended March 31, 2021 and 2020 that was included in the deferred revenue balance at the beginning of the period was $3.9 million and $3.1 million, respectively.
Remaining Performance Obligations
Transaction price allocated to remaining performance obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes contract liabilities and non-cancelable amounts that will be invoiced and recognized as revenue in future periods.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
The timing and amount of revenue recognition for our remaining performance obligations is influenced by several factors and therefore the amount of remaining obligations may not be a meaningful indicator of future results. Total RPO equaled $8.7 million as of March 31, 2021, of which we expect to recognize approximately $4.3 million over the next 12 months. The remaining $4.4 million is expected to be recognized in fiscal years 2022, 2023 and 2024 by $3.2 million, $1.1 million and $0.1 million, respectively.
NOTE 4. PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:
(in thousands)	March 31, 2021	December 31, 2020
Prepaid expenses and other advances	$5,949	$6,616
Inventory purchase advances	39	2,206
Cloud computing subscription & implementation costs	2,701	1,986
Tenant facility lease allowances	789	789
Deferred IPO costs	3,309	446
Other current assets	1,325	3,177
Total prepaid expenses and other current assets	$14,112	$15,220
NOTE 5. PROPERTY AND EQUIPMENT
Property and equipment consist of the following:
(in thousands)	Estimated Life (in years)	March 31, 2021	December 31, 2020
Office and computer equipment	3 – 8 years	$11,130	$10,383
Leasehold improvements	Up to 10 years	10,485	10,572
Furniture and fixtures	2 – 8 years	3,794	3,794
Software	3 years	1,531	1,486
		26,940	26,235
Less: accumulated depreciation		(6,891)	(5,568)
Property and equipment, net		$20,049	$20,667
Depreciation expense for the three months ended March 31, 2021 and 2020 totaled $1.4 million and $1.0 million, respectively.
We lease various equipment and software under capital leases. The depreciation expense associated with the assets under capital leases for the three months ended March 31, 2021 and 2020 totaled $0.1 million and $0.02 million, respectively. Assets held under capital leases are included in property and equipment as follows:
(in thousands)	March 31, 2021	December 31, 2020
Office and computer equipment	$1,682	$1,682
Less: accumulated depreciation	(224)	(192)
Total financing leases included in property and equipment	$1,458	$1,490
NOTE 6. INTANGIBLE ASSETS AND GOODWILL
The carrying amount of goodwill by reporting unit as of both March 31, 2021 and December 31, 2020 was $88.9 million for Advanced Plan Administration, $190.2 million for Supplemental Benefits Administration, $138.2 million for Value Based Analytics and $37.9 million for Advisory Services, respectively.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
The goodwill allocated to the Technology Enabled Solutions and Advisory Services reportable segments is $417.3 million and $37.9 million, respectively as of March 31, 2021 and December 31, 2020. Goodwill is assessed for impairment on an annual basis and on an interim basis when indicators of impairment exist. There were no indicators of impairment as of March 31, 2021.
The carrying value of identifiable intangible assets consisted of the following at March 31, 2021:
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets
Tradenames	$27,300	$(2,304)	$24,996
Customer relationships	189,000	(27,205)	161,795
Technology	47,800	(7,568)	40,232
Capitalized software development costs	7,642	(573)	7,069
Total intangible assets	$271,742	$(37,650)	$234,092
The carrying value of identifiable intangible assets consisted of the following at December 31, 2020:
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets
Tradenames	$27,300	$(1,940)	$25,360
Customer relationships	189,000	(22,909)	166,091
Technology	47,800	(6,373)	41,427
Capitalized software development costs	6,405	(441)	5,964
Total intangible assets	$270,505	$(31,663)	$238,842
Amortization expense for Tradenames, Customer relationships and Technology for the three months ended March 31, 2021 and 2020 totaled $5.9 million and $5.8 million, respectively.
Amortization expense for Capitalized software development costs for the three months ended March 31, 2021 and 2020 totaled $0.1 million and $40 thousand, respectively.
NOTE 7. ACCRUED EXPENSES
Accrued expenses and other current liabilities consist of the following:
(in thousands)	March 31, 2021	December 31, 2020
Contingent consideration	$20,538	$20,538
Incentive bonus	4,001	12,198
Employee related	10,329	11,065
Sales and use tax	7,230	7,469
Rebates	963	3,822
Accrued interest	2,737	2,794
Accrued professional fees	6,022	6,389
Other	2,624	2,884
Total accrued expenses	$54,444	$67,159

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
NOTE 8. CREDIT FACILITY
On September 4, 2019, we entered into the First Lien Credit Agreement (the “Credit Agreement”). The Credit Agreement provides for senior secured credit facilities consisting of (i) a $225.0 million closing date term loan (the “Term Facility”) and loans thereunder (the “Term Loans”) and (ii) $40.0 million revolving credit facility (the “Revolving Facility”), collectively, (the “Credit Facility”). The Term Facility has a seven-year term which expires on September 4, 2026 and the Revolving Facility has a five-year term which expires on September 4, 2024. We paid debt issuance costs of approximately $6.1 million on the closing date of the Credit Facility, $5.2 million is being amortized over the life of the Term Facility (84 months) and $0.9 million is being amortized over the term of the Revolving Facility (60 months) on a straight-line method. The Revolving Facility includes a letter of credit sub-facility (subject to a sublimit not to exceed $10.0 million) and a swing line loan sub-facility (subject to a sublimit not to exceed $10.0 million).
On April 8, 2020, we amended the Credit Agreement to establish an incremental loan facility in an aggregate principal amount equal to $25.0 million for an incremental term loan request (the “2020 Incremental Term Loan”) bearing interest at the Eurodollar Rate (as defined in the Credit Agreement) expiring September 4, 2026. We capitalized debt issuance costs of approximately $1.1 million on the closing date of the 2020 Incremental Term Loan, which is being amortized over the life of the 2020 Incremental Term Loan (77 months) on a straight-line basis.
On February 12, 2021, we further amended the Credit Agreement to establish an incremental term loan in an aggregate principal amount equal to $78.0 million (the “2021 Incremental Term Loan”) bearing interest at the Eurodollar Rate (as defined in the Credit Agreement) expiring September 4, 2026. We capitalized debt issuance costs of approximately $2.4 million on the closing date of the 2021 Incremental Term Loan, which is being amortized over the life of the 2021 Incremental Term Loan (67 months) on a straight-line basis.
The Credit Agreement includes an uncommitted incremental facility, which provides that Convey have the right at any time to request term loan increases, additional term loan facilities, revolving commitment increases and/or additional revolving credit facilities, in an aggregate principal amount, together with the aggregate principal amount of permitted incremental equivalent debt under the Credit Agreement, not to exceed (a) the sum of the greater of (i) $46.9 million and (ii) 100.0% of Consolidated EBITDA (as defined in the Credit Agreement) of Convey and its restricted subsidiaries for the most recently ended period of four consecutive fiscal quarters of Convey (calculated on a pro forma basis), plus (b) certain additional amounts, including an unlimited amount subject to pro forma compliance with a leverage ratio test.
Interest Rate and Fees
Borrowings under the Credit Agreement (other than borrowings of swing line loans) bear interest at a rate per annum equal to, at our election of either (i) the LIBOR for the relevant interest period (subject to a floor of 1.00% per annum) plus an applicable margin, as defined in the Credit Agreement, or (ii) a base rate plus an applicable margin, as defined in the Credit Agreement. We elected to use the LIBOR rate for the Term Loans and the Revolving Facility. The Credit Agreement provides for the replacement of LIBOR with a successor or alternative index rate in the event LIBOR is phased-out.
In addition to paying interest on the outstanding principal of the Credit Facility, we are required to pay a commitment fee in respect of any unused commitments under the Revolving Facility at a rate that is subject to adjustment based upon the First Lien Net Leverage Ratio, as defined in the Credit Agreement, (maximum debt to Earnings Before Interest, Income Tax, Depreciation and Amortization (“EBITDA”), as defined in the Credit Agreement) at such time and ranges from 0.375% to 0.500% per annum. We are also required to pay customary letter of credit fees and certain other agency fees.
Covenants
The Credit Facility contains a financial covenant that requires us to maintain as of the last day of each period of four consecutive quarters of the Company, a First Lien Net Leverage Ratio not to exceed 7.4 to

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
1.0 if, as of the last day of any fiscal quarter of the Company, there are outstanding revolving loans and letters of credit (excluding (i) undrawn letters of credit in an aggregate face amount up to $10.0 million and (ii) letters of credit (whether drawn or undrawn) to the extent reimbursed, cash collateralized or backstopped on terms reasonably acceptable to the applicable issuing bank on or prior to the date that is three business days following the end of the applicable period of four consecutive fiscal quarters of Convey in an aggregate principal amount exceeding 35% of the aggregate principal amount of the Revolving Facility at such time.
Prepayments and Mandatory Prepayment
Under the terms of the Credit Agreement, we are permitted to voluntarily prepay outstanding loans or commitments in whole or part without premium or penalty other than certain exceptions described in the Credit Agreement; however, the Credit Agreement requires us to prepay outstanding term loans, subject to certain exceptions and limitations with (i) 50% of our annual excess cash flow, subject to certain step-downs based upon the First Lien Net Leverage Ratio; (ii) 100% of the net cash proceeds of certain asset sales or casualty events; and (iii) 100% of the net cash proceeds of certain incurrences or issuances of indebtedness.
Scheduled Repayments
We are required to make scheduled quarterly payments on the Term Loans. Prior to the 2021 Incremental Term Loan, we were required to make quarterly payments (i) commending with the quarter ended December 31, 2019, in an amount equal to 0.25% of the aggregate principal amount of the Term Loans outstanding on September 4, 2019 with the balance due upon maturity date and (ii) in respect of the 2020 Incremental Term Loans, beginning with the quarter ended June 30, 2020, in an amount equal to 0.25% of the aggregate principal amount of the 2020 Incremental Term Loan outstanding on April 8, 2020, with the balance due on maturity.
Subsequent to the 2021 Incremental Term Loan, we are required to make quarterly payments (i) commencing with the quarter ended March 31, 2021, in an aggregate principal amount equal to $0.8 million for the Term Facility and the 2021 Incremental Term Loan, with the balance due upon maturity date and (ii) in respect of the 2020 Incremental Term Loans, in an amount equal to 0.25% of the aggregate principal amount of the 2020 Incremental Term Loan outstanding on April 8, 2020, with the balance due on maturity. We are required to repay the aggregate principal amount outstanding under the Revolving Facility, and the aggregate principal amount of each swing line loan under the Revolving Facility, at maturity of the Revolving Facility on September 4, 2024.
Guarantees and Collateral
All obligations under the Credit Agreement are unconditionally guaranteed by Parent and certain subsidiaries. All obligations under the Credit Agreement are secured, subject to permitted liens and other exceptions and limitations, by first priority security interests in substantially all the assets of the Company and each guarantor (including all the equity interests of Convey).
As of March 31, 2021 and December 31, 2020, unamortized deferred financing costs for the Term Loans totaled $7.1 million and $5.2 million, respectively. Amortization of deferred financing costs for the three months ended March 31, 2021 and 2020 totaled $0.3 million and $0.2 million.
As of March 31, 2021 and December 31, 2020, unamortized deferred financing costs associated with the Revolving Facility totaled $0.6 million and $0.7 million, respectively, and were included in Other assets in the condensed consolidated balance sheets. Amortization of deferred financing costs was approximately fifty thousand for each of the three months ended March 31, 2021 and 2020.
Amortization of deferred financing costs is included within Interest expense in the condensed consolidated statement of operations and comprehensive loss.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
For the three months ended March 31, 2021 and 2020, the average interest rate for the Term Facility was 6.3% and 7.0%, respectively. As of March 31, 2021 and December 31, 2020, the aggregate principal balance was $221.6 million and $222.2 million, respectively. For the three months ended March 31, 2021, the average interest rate for the 2020 Incremental Term Loan was 10%. As of March 31, 2021 and December 31, 2020, the aggregated principal balance was $24.8 million. For the three months ended March 31, 2021, the average interest rate for the 2021 Incremental Term Loan was 7.0% and as of March 31, 2021, the aggregated principal balance was $77.8 million.
For the three months ended March 31, 2021 and 2020, the average interest rate for the Revolving Facility was 2.75% for each period. As of March 31, 2021 and December 31, 2020, the available balance was $39.5 million. On January 23, 2020, we established an irrevocable transferable letter of credit (“LOC”) in the favor of a lessor totaling $0.5 million. The LOC expires on January 31, 2021; however, per the terms of the agreement, the LOC automatically extends for a one year period upon the expiration date and each anniversary thereafter, unless at least 60 days prior to such expiration date or anniversary written notice is provided that we elect not to extend the LOC. The LOC was automatically extended for a one year period on January 31, 2021.
Debt consists of the following as of March 31, 2021 and December 31, 2020:
(in thousands)	March 31, 2021	December 31, 2020
Term loans	$324,178	$246,999
Less: deferred financing costs	(7,060)	(5,209)
Term loans, net of deferred financing costs	317,118	241,790
Less: current portion	(3,280)	(2,500)
	$313,838	$239,290
NOTE 9. SHAREHOLDERS’ EQUITY
We are authorized to issue 1,000,000 shares of Common Stock, par value $0.01 per share of which (i) 915,000 shares are designated as voting common stock (the “Voting Common Stock”) and (ii) 85,000 shares are designated as non-voting common stock (the “Non-Voting Common Stock”). The designations, powers, preferences, rights, qualifications, limitations and restrictions of or applicable to the Voting Common Stock and the Non-Voting Common Stock shall be identical, except as otherwise required by law and for certain voting privileges. The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held.
During the three months ended March 31, 2021, our Board, through a unanimous written consent, adopted a written resolution declaring a special dividend of $148.32 per common stock totaling $74.5 million in cash (“Special Dividend”) ultimately to be distributed to the shareholders’ of CHP. Of the Special Dividend, $72.2 million was paid to existing shareholders and $2.3 million was paid to outstanding and vested stock option holders. The Special Dividend was paid out during the three months ended March 31, 2021.
For the three months ended March 31, 2021 and 2020, there were 486,678 Voting Common Stock shares issued and outstanding.
NOTE 10. SHARE-BASED COMPENSATION
On September 4, 2019, the effective date, CHP’s Board of Directors adopted the Cannes Holding Parent, Inc. 2019 Equity Incentive Plan (the “Equity Plan”) to enable us to offer directors, officers, other employees and consultants an opportunity to participate in the increased value of the Company. Our Equity Plan provides for the grant of non-qualified stock options, restricted stock, restricted stock units and other share-based awards (including stock appreciation rights (“SARs”). The Equity Plan shall automatically terminate on, and no options may be granted under the Equity Plan after, the tenth anniversary of the effective date.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
In March 2020, pursuant to the Equity Plan, CHP issued option awards to acquire 45,426 shares, respectively, of CHP’s Common Stock having an exercise price of $1,000 per share and a term of ten (10) years. The awards were comprised of time-vesting and performance-vesting options.
The time-vesting options will vest 20% on the first anniversary of the commencement date, defined in each option agreement, and the remainder will vest in 16 equal 3-month installments over the following four years. Upon a change in control the time-vested options will vest fully.
The performance-vesting options are eligible to vest 20% each year subject to the Company meeting certain annual Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”) targets. Each year has been accounted for as a separate tranche. To the extent that any performance-based options have not vested pursuant to achievement of the annual Adjusted EBITDA targets (performance condition), catch-up vesting may occur if at any time prior to or upon the option expiration date of the award, TPG achieves a certain multiple-of-money return (market condition). Upon the consummation of a change in control, all performance-based options that have not become vested pursuant to the achievement of the Adjusted EBITDA targets or do not satisfy the catch-up vesting criteria will be immediately forfeited without any payment or consideration due from us.
In March 2021, CHP issued option awards to acquire 550 shares of CHP’s Common Stock with an exercise price of $1,250 per share and a term of ten (10) years. The awards were comprised of time-vesting options which vest 25% on each anniversary date from the vesting commencement date.
The following table reflects our shares that are reserved under the 2019 Equity Plan as of March 31, 2021:
Shares initially reserved under the 2019 Equity Plan	100,000
FY20 Time-based stock options granted under the 2019 Equity Plan	(22,713)
FY20 Performance-based stock options granted under the 2019 Equity Plan	(22,713)
FY21 Time-based stock options granted under the 2019 Equity Plan	(550)
Stock options forfeited	812
Remaining shares available for future grant	54,836
The following table summarizes the total share-based compensation expense included in the condensed consolidated statements of operations and comprehensive loss:
	For the Three Months Ended March 31,
(in thousands)	2021	2020
Selling, general and administrative	$990	$3,223
Total stock-based compensation expense	$990	$3,223
During the three months ended March 31, 2021 and 2020, cash received upon exercise under all share-based compensation arrangements totaled $0 for both periods.
Stock Option Modification
On February 15, 2021, CHP’s Board of Directors approved a stock option award modification (the “Modification”) whereby the exercise price of certain previously granted and still outstanding unvested stock option awards held by current employees and certain executives were reduced by $148.32 per award, which represented the cash payment made for the vested awards as part of the Special Dividend. No other terms of the repriced stock options were modified, and the modified stock options will continue to vest according to their original vesting schedules and will retain their original expiration dates. As a result of the modification, 30,114 unvested stock options outstanding with an original exercise price of $1,000 were modified.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
There was no incremental stock-based compensation expense as a result of this modification as the fair value of the modified awards immediately after the modification was less than the fair value of the original awards immediately before the modification.
Stock Option Grants
Stock option activity and information about stock options outstanding are summarized in the following table:
	Stock Option Awards	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2020	44,614	$1,000.00	9.20
Granted	550	1,250.00	9.90
Exercised	—
Forfeited	—
Outstanding at March 31, 2021	45,164	$904.15	8.91
Vested or expect to vest as of March 31, 2021	45,164	$904.15	8.91
Vested and Exercisable at March 31, 2021	15,615	$989.41	8.90
The stock options are equity based awards and their aggregate intrinsic value outstanding and exercisable at March 31, 2021 is $0. The weighted average fair value of options granted in 2021 was $728.54.
As of March 31, 2021, there was approximately $12.8 million total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 2.68 years.
We estimate the fair value of the time-vesting stock option awards on the date of grant using the Black-Scholes Merton model. The time-vesting options have a service condition. Option valuation models, including the Black-Scholes Merton model, require the input of certain assumptions that involve judgment. Changes in the input assumptions can materially affect the fair value estimates and, ultimately, how much we recognize as stock-based compensation expense. The fair value of the options granted during the year were estimated on the date of the grant using the Black-Scholes Merton model based on the following assumptions:
2021 Grants
Expected term (years)	6.24
Expected volatility	60%
Risk free interest rate	1.08%
Expected dividend yield	—
There is no active external or internal market for our common shares. Thus, it was not possible to estimate the expected volatility of our share price in estimating fair value of options granted. Accordingly, as a substitute for such volatility, the Company used the historical volatility of the common stock of other companies in the same industry over an approximate period of time commensurate with the expected term of the options awarded. The expected term for options granted is based on the “simplified” method described in Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, and SAB No. 110, Share-Based Payment, since the simplified method provides a reasonable estimate in comparison to actual experience. Management had estimated the risk-free interest rate based on U.S. Treasury note rates for the expected term.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
Long-Term Incentive Awards
In March 2020, CHP issued fifty-six (56) Long-Term Incentive (LTI) awards with a total grant-date fair value of $1.1 million to employees. These awards vest upon satisfaction of the performance condition as determined by our Board of Directors at its sole discretion, subject to the participants continued employment or service. The performance condition is satisfied by TPG meeting a certain multiple-of-money return, on a scale, prior to or upon (i) TPG in the aggregate beneficially owning less than 20% of the voting equity securities of the Company or (ii) the date on which a change in control occurs. The awards contain a market condition with an implicit performance condition. No awards have vested as of March 31, 2021 as such events did not occur during the three months ended March 31, 2020. No awards have been granted or cancelled during the three months ended March 31, 2021. The awards do not expire; on the date the performance condition is met any unvested shares will be forfeited.
LTI Awards
Outstanding as of December 31, 2020	54
Forfeited	(3)
Outstanding as of March 31, 2021	51
Settlement of the award can be made, as determined by the Board of Directors at its sole discretion, (i) in cash, (ii) common stock, or (iii) in other property acceptable to the Board of Directors. The LTI’s are treated as liability-based awards under ASC Topic 718, Compensation — Stock Compensation, (“ASC 718”) and the Company shall recognize compensation expense for the LTIs upon the liquidity event occurring.
NOTE 11. EMPLOYEE SAVINGS PLAN
We offer our employees a savings plan pursuant to Section 401(k) of the Internal Revenue Code (the “Code”), whereby employees may contribute a percentage of their compensation, not to exceed the maximum amount allowable under the Code. At the discretion of the Board of Directors, we may elect to make matching or other contributions into the savings plan. We made matching contributions of $0.7 million and $0.6 million for the three months ended March 31, 2021 and 2020, respectively, to our employee savings plan and is included within Selling, general and administrative expenses in the condensed consolidated statement of operations and comprehensive loss.
NOTE 12. TAXES
Our tax provision or benefit from income taxes for interim periods is determined using an estimate of our global annual effective tax rate, adjusted for discrete items, if any, that are taken into account in the relevant period. Each quarter we update our estimate of the annual effective tax rate, and if our estimated tax rate changes, we make a cumulative adjustment.
Our quarterly tax provision, and our quarterly estimate of our annual effective tax rate, is subject to change resulting from several factors, including variability in forecasting our pre-tax and taxable income and loss due to external changes in market condition changes in statutes, regulations and administrative practices, principles, and interpretations related to tax. Our effective tax rate can be more or less volatile based on the amount of pre-tax income or loss. For example, the impact of discrete items and non-deductible expenses on our effective tax rate is greater when our pre-tax income is lower.
Our income tax benefit for the three months ended March 31, 2021 and 2020 were $1.0 million and $1.3 million, respectively. For the three months ended March 31, 2021, our effective tax rate of 22.5% was slightly above the U.S. statutory rate of 21.0% primarily due to state taxes, tax on Global Intangible Low-Taxed Income (“GILTI”), disallowed wage expense and fringe benefits, and certain other non-deductible items. These items were primarily offset by tax credits. For the three months ended March 31, 2020, our effective tax rate of 15.0% was below the U.S. statutory rate of 21.0% primarily due to state taxes, tax on GILTI, disallowed fringe benefits, and certain other non-deductible items. These items were primarily offset

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
by tax credits. For the three months ended March 31, 2021 we did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties were recorded as a result of tax uncertainties.
NOTE 13. TRANSACTION RELATED COSTS
The following table represents the components of Transaction related costs as reported in the condensed consolidated statements of operations and comprehensive loss:
(in thousands)	For the Three Months Ended March 31,
	2021	2020
Mergers and acquisitions related costs	$30	$145
Public company readiness costs	1,056	—
Total	$1,086	$145
NOTE 14. COMMITMENTS AND CONTINGENCIES
Leases
We lease office space, warehouse and distribution space, and equipment under non-cancelable operating and capital leases expiring at various dates through 2029. Lease terms generally range from two to seven years with one to two renewal options for extended terms which are taken into consideration when evaluating the overall term of the lease. In most cases, we are required to make additional payments under facility operating leases for taxes, insurance, and other operating expenses incurred during the operating lease period. Certain of these leases contain rent concessions and payment escalations, in which case rent expense, including the impact of the concessions and/or escalations, is recognized on a straight-line basis over the term of the lease.
Rent expense under all operating leases was approximately $2.1 million and $1.9 million, for the three months ended March 31, 2021 and 2020, respectively.
Employment Agreements
We have employment agreements with various executives. The agreements have open-ended terms providing that employment shall continue until terminated by either party in accordance with the agreement. In addition to salary, bonuses, and benefits, the agreements also provide for termination benefits if the agreements are terminated by us for reasons other than cause or by the executives for good reason.
Inventory Purchases
As of March 31, 2021 and December 31, 2020, we have contractual commitments to purchase inventory from certain manufacturers totaling $1.0 million and $6.5 million, respectively.
Legal Proceedings
We are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our estimates or should liabilities be incurred that were not previously accrued. Potential insurance reimbursements are not offset against potential liabilities.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
Because of the uncertainties associated with claims resolution and litigation, future expenses to resolve these matters could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses. If information were to become available that allowed us to reasonably estimate a range of potential expenses in an amount higher or lower than what we have accrued, we would adjust our accrued liabilities accordingly. Additional lawsuits, claims, inquiries, and other regulatory and compliance matters could arise in the future. The range of expenses for resolving any future matters would be assessed as they arise; until then, a range of potential expenses for such resolution cannot be determined. Based upon current information, we concluded that the impact of the resolution of these matters would not be, individually or in the aggregate, material to our financial position, results of operations or cash flows.
On July 11, 2017, Ronnie Kahululani Solis (“Solis”) filed suit in the Los Angeles Superior Court against one of our former subsidiaries, Gorman Health Group, LLC, which merged into Convey Health Solutions, Inc. effective September 1, 2020, for damages for negligence and negligence per se arising out of an incident that occurred on March 3, 2017. Solis alleges damages in excess of $6.0 million stemming from an accident involving a vehicle and a motorcycle. The vehicle was being operated by a Gorman employee in the scope of his employment. The Company and Solis are continuing to discuss terms of settlement. The Company is covered by insurance up to $6.0 million. The expected range of the likely verdict is $1.0 million to $2.5 million based on jury awards in similar cases. We recorded a $1.0 million accrual in relation to this matter and a $1.0 million receivable for the anticipated insurance proceeds upon settlement. The amounts recorded are based on the low end of the range as no better estimate within the range can be determined.
Sales Tax Accrual
On June 21, 2018, the U.S. Supreme Court issued an opinion in South Dakota v. Wayfair. The State of South Dakota alleged that U.S. constitutional law should be revised to permit South Dakota to require remote sellers to collect and remit sales tax in South Dakota in accordance with South Dakota’s sales tax statute. Under the U.S. Supreme Court’s ruling, the longstanding Quill Corp v. North Dakota sales tax case was overruled, and states may now require remote sellers to collect sales tax under certain circumstances. Consequently, we began collecting sales tax in 21 states that it deemed in accordance with the new statute. Pursuant to South Dakota’s statute, we are not required to pay sales tax retroactively.
ASC Topic 450, Contingencies, (“ASC 450”) requires an estimated loss to be accrued by a charge to income if it is probable that a liability has been incurred or when there is at least a reasonable possibility that a liability may have been incurred at the date of the financial statements and the amount of the liability can be reasonably estimated. We recognized liabilities for contingencies related to state sales and use tax deemed probable and estimable totaling $7.2 million and $7.5 million at March 31, 2021 and December 31, 2020, respectively. These are included in accrued liabilities in our condensed consolidated balance sheets.
NOTE 15. RELATED PARTY TRANSACTIONS
TPG Management Service Agreement
On September 4, 2019, in connection with the Merger, we entered into a management services agreement (“MSA”) with TPG. Under the MSA, TPG agreed to provide certain financial, strategic advisory services, and consulting services in exchange for (i) reimbursement of certain expenses incurred by TPG and (ii) an aggregate annual retainer fee of 1% based on our previous year’s consolidated EBITDA determined by CHP’s Board of Directors. Additional services may be provided in exchange for the fees structured within the MSA. We paid management and consulting fees of $0.2 million for each of the three months ended March 31, 2021 and 2020. We also paid TPG a fee of $1.0 million for services provided in connection with establishing the 2021 Incremental Term Loan. There was no amount payable to TPG as of March 31, 2021 and December 31, 2020. In the event the MSA is terminated by an IPO or business combination and TPG continues to hold at least 10% of equity of the Company upon closing of such transaction, we are required

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
to pay TPG the net present value of the remaining portion of management and consulting fees that would have been incurred until three years after the date of such termination, as well as certain other expenses of TPG.
EIR Partners Consulting Agreement
We have a Consulting Agreement with EIR Partners, LLC (“EIR”), a member of the Company’s former Board of Directors, and current shareholder. Under the terms of the Consulting Agreement, EIR provides consulting services for the purpose of analyzing and reviewing potential sellers in the marketplace for the benefit of the Company as agreed to from time-to-time. As compensation for service, the Company remits to EIR $10 thousand monthly, plus reasonable out-of-pocket expenses incurred in the performance of the duties under the Consulting Agreement. The Consulting Agreement may be terminated by either party upon providing 10 days advance written notice and unless terminated, automatically renews for additional terms of one year. For the three months ended March 31, 2021 and 2020, thirty thousand was paid for services rendered during each period. The Consulting Agreement is still active with the Company.
NOTE 16. DISCONTINUED OPERATIONS
On February 9, 2018, in order to focus on our Technology Enabled Solutions and Advisory Services, we announced a plan to abandon our Business Processing Outsourcing (“BPO”) unit which provided labor resources to fulfill a wide range of plan administration functions based on client requirements. All run-off operations of our BPO unit ceased in the first quarter of 2020. We abandoned the BPO unit as we were unable to sell the line due to competitive pricing and the ease of transition to competitors.
The operating results of our discontinued operations through the date of abandonment are as follows:
(in thousands)	For the Three Months Ended March 31, 2020
Major line items constituting income from discontinued operations
Service revenue	$50
Income from discontinued operations before provision for income taxes	50
Provision expense for income taxes	14
Loss from discontinued operations, net of tax	$36
There were no assets and liabilities related to discontinued operations as of March 31, 2021 and December 31, 2020.
Cash flows from discontinued operations for the three months ended March 31, 2021 and 2020 were insignificant.
NOTE 17. SEGMENT INFORMATION
ASC 280 establishes the standards for reporting information about segments in financial statements. In applying the criteria set forth in ASC 280, we have determined that we have two reportable segments: Technology Enabled Solutions and Advisory Services. These reportable segments reflect the change in our operating structure and the manner in which the CODM group assesses information for decision-making purposes. The CODM group consists of our Chief Executive Officer and Chief Financial Officer.
The key factors used to identify these reportable segments are the organization and alignment of our internal operations and the nature of our products and services. This reflects how the CODM group monitors performance, allocates resources, and makes strategic and operational decisions.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
In addition to the reportable segments, we have the “Unallocated” classification which includes those profit and loss items not allocated to either reportable segment. Unallocated includes corporate costs, primarily relating to group wide functions, including but not limited to, finance, tax and legal.
There are no inter-segment sales that require elimination.
We present reportable segment revenue and Segment Adjusted EBITDA. Segment Adjusted EBITDA is the financial measure by which management and the CODM group allocate resources and analyze the performance of the reportable segments.
Segment Adjusted EBITDA represents each segment’s earnings before interest, tax, depreciation and amortization and is further adjusted to exclude certain items of a significant or unusual nature, including but not limited to, change in fair value of contingent consideration, COVID-19 cost impacts, non-cash stock compensation, and transaction-related costs such as transaction bonuses, merger & acquisition costs, contract termination costs, management and board of directors fees, costs associated with obtaining the incremental term loans.
We do not report assets by reportable segment, as this metric is not used by the CODM group to allocate resources to the segments.
Presented in the tables below is revenue and Segment Adjusted EBITDA by reportable segment:
(in thousands)	For the Three Months Ended March 31, 2021
	Technology Enabled Solutions	Advisory Services
Revenue	$69,582	$13,049
Segment Adjusted EBITDA	$16,307	$3,338
(in thousands)	For the Three Months Ended March 31, 2020
	Technology Enabled Solutions	Advisory Services
Revenue	$54,690	$10,053
Segment Adjusted EBITDA	$11,879	$681

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)
The following table presents a reconciliation of Segment Adjusted EBITDA to the condensed consolidated U.S. GAAP loss from continuing operations before income taxes:
(in thousands)	For the Three Months Ended March 31,
	2021	2020
Technology Enabled Solutions Segment Adjusted EBITDA	$16,307	$11,879
Advisory Services Segment Adjusted EBITDA	3,338	681
Total	$19,645	$12,560
Unallocated(1)	$(2,048)	$(2,473)
Adjustments to reconcile to U.S. GAAP loss from continuing operations before income taxes
Depreciation and amortization	(7,372)	(6,842)
Interest expense, net	(5,467)	(4,264)
Income tax provision	1,007	1,263
Cost of COVID-19(2)	(1,185)	(864)
Sales and use tax	(1,498)	(1,735)
Non-cash stock compensation expense	(990)	(3,223)
Transaction related costs	(1,086)	(145)
Acquisition bonus expense – HealthScape and Pareto acquisition	(192)	(481)
Other(3)	(1,748)	(724)
Loss from continuing operations	$(934)	$(6,928)

(1)
Represents certain corporate costs associated with the executive compensation, legal, accounting, finance and other costs not specifically attributable to the segments.

(2)
Expenses incurred due to the COVID-19 pandemic are as follow: Higher pricing from vendors due to supply chain disruptions and product shortages was $0.7 million and $0.2 millions for the three months ended March 31, 2021 and 2020, respectively. Higher employee costs due to hazard pay for our employees were $0.3 million and $0.5 million for the three months ended March 31, 2021 and 2020, respectively. Other COVID-19 miscellaneous costs were $0.2 million and $0.2 million for the three months ended March 31, 2021 and 2020, respectively.

(3)
These adjustments include individual adjustments related to fees associated with obtaining the incremental loans, management fees, board of director related fees, and consulting costs for the selection of ERP solution.

NOTE 18. SUBSEQUENT EVENT
On April 21, 2021, we completed a corporate name change from Cannes Holding Parent, Inc. to Convey Holding Parent, Inc.
We have evaluated subsequent events through May 5, 2021, which is the date these condensed consolidated financial statements were available to be issued.

Shares
Convey Holding Parent, Inc.
Common Stock

PRELIMINARY PROSPECTUS

BofA Securities	Goldman Sachs & Co. LLC	J.P. Morgan	Barclays
TPG Capital BD, LLC	Truist Securities	Canaccord Genuity
Through and including            , 2021 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
           , 2021.

PART II
Information Not Required in Prospectus
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth the various expenses, other than the underwriting discount, payable in connection with the offering contemplated by this registration statement. All of the fees set forth below are estimates except for the SEC registration fee, the FINRA filing fee and the stock exchange listing fee.
Payable by the registrant
SEC registration fee	$	*
FINRA filing fee	$	*
Exchange listing fee	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees and expenses	$	*
Miscellaneous fees and expenses	$	*
Total	$	*

*
To be furnished by amendment.

Item 14.   Indemnification of Directors and Officers.
Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will provide for indemnification by us of our directors and officers to the fullest extent permitted by the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability(1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will provide for such limitation of liability.
We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law. Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We expect that the underwriting agreement, the form of which will be filed as an exhibit to this registration statement, will provide for indemnification of directors and officers of Convey Holding Parent, Inc. by the underwriters against certain liabilities.
We may enter into customary indemnification agreements with our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
Item 15.   Recent Sales of Unregistered Securities.
Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act:
•
In September 2019, in connection with the Merger, we entered into subscription agreements with certain rollover investors, including certain of our officers and employees, pursuant to which such investors purchased an aggregate of 39,327 shares of our common stock for aggregate total consideration of $39,327,486.74.

•
In March 2020, pursuant to our 2019 Plan, we issued to certain of our employees and the non-employee Chairman of our Board of Directors option awards to acquire in the aggregate 45,426 shares of our common stock having an exercise price of $1,000 per share. The awards were comprised of time-vesting and performance-vesting options.

•
In March 2021, in connection with the appointment of Mr. Whitmer to our Board of Directors, we issued to Mr. Whitmer an option award to acquire in the aggregate 550 shares of our common stock having an exercise price of $1,250 per share. The award was comprised of time-vesting options.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The sales, offers and issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the securities issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Item 16.   Exhibits and Financial Statement Schedules.
(a) Exhibits:   The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.
(b) Financial Statement Schedules:   See “Index to Consolidated Financial Statements” included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable or the information is included in the consolidated financial statements or the related notes contained in this registration statement.
Item 17.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index
Exhibit Number	Exhibit Description
1.1**	Form of Underwriting Agreement
3.1**	Form of Amended and Restated Certificate of Incorporation of Convey Holding Parent, Inc., to be effective upon the completion of this offering
3.2**	Form of Amended and Restated Bylaws of Convey Holding Parent, Inc., to be effective upon the completion of this offering
4.1**	Form of Common Stock Certificate of Convey Holding Parent, Inc.
5.1**	Opinion of Cravath, Swaine & Moore LLP
10.1**	First Lien Credit Agreement, dated as of September 4, 2019, by and among CHS Merger Sub, Inc., Convey Health Solutions, Inc., Convey Health Parent, Inc., Ares Capital Corporation, as administrative agent and as collateral agent, SunTrust Bank, as priority revolving agent and as an issuing bank and a swing line lender, and the other lenders from time to time party thereto.
10.2**	Amendment No. 1 to First Lien Credit Agreement, dated as of April 8, 2020, by and among Convey Health Solutions, Inc., Ares Capital Corporation, as administrative agent and as collateral agent, the lenders party thereto and, solely for the purposes set forth therein, Convey Health Parent, Inc.
10.3**	Amendment No. 2 to First Lien Credit Agreement, dated as of February 12, 2021, by and among Convey Health Solutions, Inc., Ares Capital Corporation, as administrative agent and as collateral agent, the lenders party thereto and, solely for the purposes set forth therein, Convey Health Parent, Inc.
10.4**	Form of Registration Rights Agreement
10.5**	Form of Stockholders’ Agreement
10.6**†	Employment Agreement, dated as of September 4, 2019, by and among Stephen C. Farrell, Convey Health Solutions, Inc. and Convey Health Parent, Inc.
10.7**†	Employment Agreement, dated as of October 20, 2018, by and among Kyle Stern, Convey Health Solutions, Inc. and Convey Health Parent, Inc.
10.8**†	Employment Agreement, dated as of October 20, 2018, by and among Arjun Aggarwal, Convey Health Solutions, Inc. and Convey Health Parent, Inc.
21.1**	Subsidiaries of Convey Holding Parent, Inc.
23.1**	Consent of PricewaterhouseCoopers LLP
23.2**	Consent of Cravath, Swaine & Moore LLP (contained in its opinion filed as Exhibit 5.1 hereto)
24.1**	Power of attorney (included on the signature page to this Registration Statement)

*
Filed herewith

**
To be filed by amendment.

†
Indicates management contract or compensatory plan.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in            , on            , 2021.
Convey Holding Parent, Inc.
By:

Name: Stephen C. Farrell
Title:   Chief Executive Officer and Director
Signatures and Powers of Attorney
Each of the undersigned officers and directors of Convey Holding Parent, Inc. hereby severally constitutes and appoints      and     , and each of them acting alone, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them individually, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature		Title	Date
By:	Stephen C. Farrell	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
By:	Timothy Fairbanks	Chief Financial Officer & Executive Vice President (Principal Financial Officer)	, 2021
By:	Susana E. Pichardo	Senior Vice President, Accounting (Principal Accounting Officer)	, 2021
By:	Sharad S. Mansukani	Director	, 2021
By:	Todd Sisitsky	Director	, 2021
By:	Katherine Wood	Director	, 2021
By:	W. Carl Whitmer	Director	, 2021